Form 10-K, Exhibit 13
period 1994-06-30
CLAYTON HOMES INC
filed 1994-09-27
CIK 719547

                                                                   EXHIBIT 13


- - -------------------------------------------------------------                Year Ended June 30,
(dollars in thousands, except per share)                                 1994                   1993                  % Change
=============================================================         ===========             ========                ========
INCOME STATEMENT DATA:
  Revenues                                                            $  628,236              $476,241                  31.9%
  Income before income taxes and accounting change                    $  108,285              $ 83,356                  29.9%
  Income before accounting change                                     $   69,285              $ 53,756                  28.9%
  Net income                                                          $   72,285              $ 53,756                  34.5%
  Earnings per common share before accounting change:
    Primary                                                           $     1.18              $    .94                  25.5%
    Fully diluted                                                     $     1.15              $    .91                  26.4%
  Earnings per common share:
    Primary                                                           $     1.23              $    .94                  30.9%
    Fully diluted                                                     $     1.20              $    .91                  31.9%
- - -------------------------------------------------------------         ----------              --------                  -----
BALANCE SHEET DATA:
  Total assets                                                        $  701,148              $587,032                  19.4%
  Shareholders' equity                                                $  462,154              $348,630                  32.6%
  Return on average shareholders' equity                                    18.0%                 16.9%
- - -------------------------------------------------------------         ----------              --------                  -----
PORTFOLIO DATA:
  Loans serviced                                                      $1,316,000              $961,000                  36.9%
  Delinquency % (over 30 days):
    Originated contracts                                                     1.2%                  1.4%
    All contracts serviced (including purchased portfolios)                  1.9%                  1.6%
  Net write-offs as % of average loans outstanding:
    Originated contracts                                                      .1%                   .2%
    All contracts (including purchased portfolios)                            .3%                   .6%
- - -------------------------------------------------------------         ----------              --------                  -----
OTHER DATA:
  Total homes sold                                                        22,791                18,440                  23.6%
  Market share (nation)                                                      7.1%                  7.1%                   --
  Manufacturing plants                                                        13                    13                    --
  Independent dealers                                                        372                   371                   0.3%
  Company-owned retail centers                                               165                   143                  15.4%
  Community home sites owned                                              13,003                 9,950                  30.7%
  Employees                                                                3,955                 3,414                  15.8%
- - -------------------------------------------------------------         ----------              --------                  -----

Where appropriate, all per share data in this report has been adjusted for the 5 for 4 stock split paid December 8, 1993.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following table reflects the percentage changes in sales by the Company's retail and community sales centers and in wholesale sales to independent dealers. It also shows the percentage changes in the average number of company-owned retail centers, communities and independent dealers.

                                            YEAR ENDED JUNE 30,
                                      1994 VS 1993      1993 vs 1992
=============================         ============      ============
Retail
  Dollar sales                            +26.1%            +25.9%
  Average number of
    retail centers                        +14.9%             +5.8%
  Average dollar sales per
    retail center                          +9.7%            +20.1%
  Average home price                       +8.9%            +10.5%
- - -----------------------------          ------------      ------------
Wholesale
  Dollar sales                            +47.2%            +30.9%
  Average number of
    independent dealers                   +11.6%             +5.0%
  Average dollar sales to
    independent dealers                   +32.0%            +24.7%
  Average home price                       +8.0%             +6.2%
- - -----------------------------          ------------      ------------
Communities
  Dollar sales                            +29.6%           +112.7%
  Average number of
    communities                           +36.2%            +75.4%
  Average dollar sale
    per community                          -4.8%            +21.3%
  Average home price                       +7.8%             -7.3%
- - -----------------------------          ------------      ------------

FISCAL 1994 COMPARED TO FISCAL 1993
Total revenues for the year ended June 30, 1994, increased 32% because of the 33% increase in manufactured housing sales and the 29% rise in financial services and other income.
   Net sales of the Retail Group rose 26% to $318 million primarily due to a 15% rise in the average number of company-owned retail centers open during the year, a 9% increase in the average home price and a slight increase in the average number of homes sold per Company retail center. The rise in the average home price resulted from a continued shift in product mix toward larger single and multi-section homes. Multi-section homes represented 30% of all homes sold by the Retail Group versus 28% in the prior year.
   During the year, the Company acquired or opened 23 retail locations while one unprofitable retail center was closed. The Company constantly evaluates specific local markets and opens, acquires, or closes retail centers as conditions warrant.
   Net sales of the Manufacturing Group to independent dealers increased 47% to $173 million due to the 36% increase in the number of homes sold and an 8% increase in the average wholesale price. The increase in the average home price is due mainly to improved recouping of raw materials costs and a shift in the product mix toward the more expensive multi-section home. Multi-section homes accounted for 34% of total shipments versus 31% last year.
   Net sales of the Communities Group rose 30% to $20 million primarily due to a 20% rise in unit sales and an 8% improvement in the average home price.
   The 29% increase in financial services and other income to $118 million from $92 million resulted principally from a $7 million increase in the gains on sale of installment contract receivables, net of amortization, from the wholly-owned finance subsidiary, Vanderbilt Mortgage and Finance, Inc. (VMF), a $5 million rise in rental revenues in the Communities operation, and a $10 million growth in earned insurance premiums and commissions.
   The following table reflects the fluctuations in interest and loan servicing revenues and financial services interest expense related to changes in interest and servicing rates and changes in the average balances of receivables owned, receivables sold and debt. Receivables owned or sold are the installment contract receivables related to the retail sale of homes by the Company and independent dealers and purchases of contracts from unrelated financial institutions. Receivables owned generate interest income and are used to collateralize debt or, in certain cases, represent the Company's subordinated interest in a pool of receivables accounted for on the consolidated basis. Receivables sold are pooled and generate loan service revenues equal to the excess of principal and interest collected over the amount required to be remitted to investors after deducting net credit losses. Servicing is retained by the Company in all cases. The change due to both rate and volume has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. Comparative fluctuations are given between the years ended June 30, 1994, 1993 and 1992:

RATE/VOLUME ANALYSIS

                                                          1994 VS 1993                               1993 vs 1992
                                                      INCREASE (DECREASE)                        Increase (Decrease)
(in thousands)                                               DUE TO                                     Due to
- - -------------------------------------          -------       ------       -------        -------        ------       -------
                                                 RATE        VOLUME        TOTAL           Rate         Volume        Total
=====================================          =======       ======       =======        =======        ======       =======
Interest and loan servicing revenues:
  Receivables owned                            $(4,968)      $  351       $(4,617)       $(3,785)      $(5,287)      $(9,072)
  Receivables sold                               1,526        6,657         8,183           (290)        5,490         5,200
  Master servicing contract                     (1,466)       2,640         1,174             --         1,455         1,455
- - -------------------------------------          -------       ------       -------        -------       -------       -------
                                               $(4,908)      $9,648       $ 4,740        $(4,075)      $ 1,658       $(2,417)
=====================================          =======       ======       =======        =======       =======       =======

                               QUARTERLY RESULTS
                                  (Unaudited)

                                                First       Second        Third         Fourth
(in thousands except per share data)          Sept. 30     Dec. 31       Mar. 31        June 30         Year
====================================          ========     ========      ========       ========      ========
1994
REVENUES                                      $135,959     $145,951      $150,236       $196,090      $628,236
OPERATING INCOME                                24,049       23,375        27,058         34,162       108,644
INCOME BEFORE ACCOUNTING CHANGE                 14,828       14,834        17,521         22,102        69,285
NET INCOME                                      17,828       14,834        17,521         22,102        72,285
EARNINGS PER SHARE BEFORE
  ACCOUNTING CHANGE:
  PRIMARY                                     $    .26     $    .26      $    .29       $    .37      $   1.18
  FULLY DILUTED                                    .25          .25           .29            .36          1.15
EARNINGS PER SHARE:
  PRIMARY                                     $    .31     $    .26      $    .29       $    .37      $   1.23
  FULLY DILUTED                                    .30          .25           .29            .36          1.20
SHARES OUTSTANDING:
  PRIMARY                                       57,335       57,543        59,497         61,302        58,919
  FULLY DILUTED                                 61,321       61,471        61,461         61,302        61,389
PRICE RANGE OF COMMON STOCK:
  HIGH                                        $  24.60     $  24.25      $  26.63       $  22.50      $  26.63
  LOW                                            18.40        18.20         19.63          17.00         17.00
  CLOSE                                          21.70        24.25         21.13          17.63         17.63
====================================          ========     ========      ========       ========      ========
1993
Revenues                                      $109,847     $106,010      $112,218       $148,166      $476,241
Operating income                                17,236       16,300        21,375         28,615        83,526
Net income                                      11,163       10,412        13,800         18,381        53,756
Earnings per share:
  Primary                                     $    .20     $    .18      $    .24       $    .32      $    .94
  Fully diluted                                    .19          .18           .23            .31           .91
Shares outstanding:
  Primary                                       56,954       57,056        57,184         57,160        57,088
  Fully diluted                                 60,939       61,041        61,170         61,145        61,074
Price range of common stock:
  High                                        $  15.84     $  20.80      $  21.20       $  20.60      $  21.20
  Low                                            12.16        14.08         18.00          16.50         12.16
  Close                                          15.04        20.50         18.70          18.40         18.40
====================================          ========     ========      ========       ========      ========

         For the year ended June 30, 1994, interest and loan servicing revenues rose $5 million, or 9%, to $60 million. The average balance of receivables owned increased 1% to $248 million with a decrease in the weighted averaged interest rate to 11.6% from 13.6%. The average balance of receivables sold increased 32% to $658 million with an increase in the weighted average loan service spread to 4.2% from 3.9%.
         Financial Services' interest expense decreased $4 million, or 33%, to $8 million. Average debt collateralized by installment contract receivables dropped 35% to $74 million with an increase in the weighted average interest rate to 10.8% from 10.1%. Loan covenants preclude prepaying these obligations.
         Gross profit margins in 1994 declined slightly to 29.9% from 30.5% last year. The decrease is primarily the result of higher lumber costs temporarily absorbed by the Manufacturing Group during the second and third quarters and a shift in the Manufacturing/Retail sales mix to a greater proportion of manufacturing wholesale sales which have lower margins.
         Selling, general and administrative expenses were 30.1% and 29.6% of sales for the years ended June 30, 1994 and 1993, respectively. Substantially all of the increase is attributable to the Financial Services operations: additional staff to service the 37% growth in receivables serviced and the claims costs of the insurance subsidiaries formed in January 1993.
         No provision for credit losses and contingencies was made in 1994 or 1993 due to the excellent loss and delinquency experience of the receivables for which the Company is directly or contingently liable. Net losses as a percentage of loans outstanding for fiscal 1994 dropped to 0.3% from 0.6% last year while delinquency rates declined to 1.2% of contracts originated by VMF at June 30, 1994, versus 1.4% at the same time last year. On June 30, 1994, reserves equaled 1.5% of outstanding loans owned or on which the Company has contingent liability.

                                TEN YEAR REVIEW

(in thousands except per
share and Other Data)                 1994     1993      1992      1991      1990     1989      1988      1987     1986      1985
==============================      ======== ========  ========  ========  ======== ========  ========  ======== ========  ========
INCOME STATEMENT DATA:
Revenues:
  Net sales                         $510,153 $384,491  $296,849  $257,557  $219,443 $208,624  $196,110  $166,272 $152,742  $111,539
  Financial services
    and other income                 118,083   91,750    74,330    62,392    40,316   33,270    28,671    20,659   15,709    10,309
- - ------------------------------      -------- --------  --------  --------  -------- --------  --------  -------- --------  --------
                                     628,236  476,241   371,179   319,949   259,759  241,894   224,781   186,931  168,451   121,848
Cost and expenses:
  Cost of sales                      357,698  267,201   206,049   176,374   153,786  147,982   138,468   117,538  108,886    82,056
  Selling, general and
    administrative                   153,698  113,695    84,785    76,420    60,220   55,456    50,781    40,222   36,914    22,573
  Financial services interest          8,196   11,819    16,585    18,198    11,595    9,911    10,127     6,628    5,658     3,889
  Provision for credit losses
    and contingencies                      0        0     3,300     3,772     2,213    1,539     2,010     1,863    1,600     1,600
- - ------------------------------      -------- --------  --------  --------  -------- --------  --------  -------- --------  --------
                                     519,592  392,715   310,719   274,764   227,814  214,888   201,386   166,251  153,058   110,118
- - ------------------------------      -------- --------  --------  --------  -------- --------  --------  -------- --------  --------
Operating income                     108,644   83,526    60,460    45,185    31,945   27,006    23,395    20,680   15,393    11,730
Interest income (expense)               (359)    (170)     (317)     (592)     (575)  (1,042)   (1,073)     (838)    (276)    1,180
- - ------------------------------      -------- --------  --------  --------  -------- --------  --------  -------- --------  --------
Income before income taxes           108,285   83,356    60,143    44,593    31,370   25,964    22,322    19,842   15,117    12,910
Provision for income taxes           (39,000) (29,600)  (20,800)  (16,000)  (11,500)  (9,714)   (8,370)   (9,486)  (6,741)   (5,775)
- - ------------------------------      -------- --------  --------  --------  -------- --------  --------  -------- --------  --------
Income before accounting
  change                              69,285   53,756    39,343    28,593    19,870   16,250    13,952    10,356    8,376     7,135
Cumulative effect of
  accounting change                    3,000        0         0         0         0        0         0         0        0         0
- - ------------------------------      -------- --------  --------  --------  -------- --------  --------  -------- --------  --------
Net income                          $ 72,285 $ 53,756  $ 39,343  $ 28,593  $ 19,870 $ 16,250  $ 13,952  $ 10,356 $  8,376  $  7,135
==============================      ======== ========  ========  ========  ======== ========  ========  ======== ========  ========
Income before accounting
  change per share:
  Primary                           $   1.18 $    .94  $    .72  $    .65  $    .50 $    .42  $    .36  $    .26 $    .22  $    .18
  Fully diluted                         1.15      .91       .71       .59       .45      .37       .33       .24      .21       .18
Net income per common share:
  Primary                           $   1.23 $    .94  $    .72  $    .65  $    .50 $    .42  $    .36  $    .26 $    .22  $    .18
  Fully diluted                         1.20      .91       .71       .59       .45      .37       .33       .24      .21       .18
Average shares outstanding:
  Primary                             58,919   57,088    54,218    44,499    39,329   39,091    39,020    39,869   39,688    39,108
  Fully diluted                       61,389   61,074    58,204    51,698    49,241   49,124    49,258    46,710   41,979    39,108
BALANCE SHEET DATA:
  Total assets                      $701,148 $587,032  $554,780  $488,817  $339,099 $294,754  $275,835  $232,159 $164,835  $114,853
  Long-term obligations               70,680  137,038   192,931   227,444   177,374  163,471   157,153   132,220   85,225    49,719
  Shareholders' equity               462,154  348,630   292,950   200,992   108,334   87,462    70,651    58,530   49,257    40,661
OTHER DATA:
  Company-owned retail
    centers                              165      143       127       123        96       99       100        88       86        85
  Independent dealers                    372      371       312       330       322      269       245       240      218       200
  Manufacturing plants                    13       13        11        10        10       10        10         8        7         6
- - ------------------------------      -------- --------  --------  --------  -------- --------  --------  -------- --------  --------

         Inventories increased at June 30, 1994 from June 30, 1993:

                                                              Change
                                                           (in millions)
MANUFACTURING GROUP
Increase in raw materials                                    $  0.2
Increase in finished goods                                      2.5

RETAIL GROUP
Net increase of 22 company-owned retail centers                 8.0
Increase in average inventory levels at 143
  company-owned sales centers                                   1.0

COMMUNITIES GROUP
Acquisition of 13 manufactured housing
  communities and related inventory                             2.6
Decrease in average inventory levels at
  33 manufactured housing communities                          (1.7)
- - -------------------------------------------------             -----
                                                              $12.6
=================================================             =====

FISCAL 1993 COMPARED TO FISCAL 1992
Total revenues for the year ended June 30, 1993, increased 28% because of the 30% increase in manufactured housing sales and the 23% rise in financial services and other income.
         Net sales of the Retail Group rose 26% to $252 million primarily due to an 8% increase in the average number of homes sold per company-owned retail center, a 6% rise in the average number of company-owned retail centers open during the year, and an 11% increase in the average home price. The rise in the average home price is primarily attributable to a shift in the product mix toward multi-section homes and larger single-section homes. Multi-section homes represented 28% of all homes sold by the Retail Group versus 26% in the prior year. The Company increased prices, in certain cases, on retail sales, which are individually negotiated transactions, in response to market factors and an increase in lumber prices over the prior year.
         During the year, the Company acquired or opened 19 retail locations while three unprofitable retail centers were closed. The Company constantly evaluates specific local markets and opens, acquires, or closes retail centers as conditions warrant.
         Net sales of the Manufacturing Group to independent dealers increased 31% to $117 million due to the 23% increase in the number of homes sold and a 6% increase in the average wholesale price. The increase in the average home price is due mainly to the rise in lumber prices from the prior year partially offset by a shift in the product mix toward the less expensive single-section home: 69% of units sold in fiscal 1993 versus 66% in the prior year.

Production capacity for single-section models was added in July 1992. Two additional production facilities for multi-section homes were acquired in the spring and summer of 1993.
         Net sales of the Communities Group rose 113% to $15 million primarily due to the 75% increase in the average number of communities owned and a 21% increase in the average number of homes sold per community, partially offset by a 7% drop in the average home price. The decline in the average home price relates to a slight shift in product mix toward less expensive used and single-section models.
         The 23% increase in financial services and other income to $92 million from $74 million resulted principally from a $7 million increase in the gains on sale of installment contract receivables, net of amortization, by VMF an $8 million rise in rental revenues in the communities operation, and a $3 million growth in insurance premiums and commissions. Of the $7 million increase in gains on sale of installment contract receivables, net of amortization, approximately $3 million was reported in the fourth quarter as the result of an adjustment to the discount rate. The adjustment to the discount rate resulted from an analysis of relevant factors such as the impact of the continuing decline of interest rates, actual prepayment experience and consultations with investment advisors.
         For the year ended June 30, 1993, interest and loan servicing revenues fell $2 million, or 4%, to $55 million. The average balance of receivables owned decreased 13% to $246 million with a decrease in the weighted averaged interest rate to 13.6% from 15.1%. The average balance of receivables sold increased 39% to $497 million with a decrease in the weighted average loan service spread to 3.9% from 4.0%. In March 1992, the Resolution Trust Corporation (RTC) contracted with the Company to act as master servicer for manufactured housing contract receivables. The average balance of receivables serviced was $167 million with a service fee of 1.2%. The increase in 1993 revenues reflects a full year of servicing under this contract compared to approximately three months in 1992.
         Financial Services' interest expense decreased $5 million, or 30%, to $12 million. Average debt collateralized by installment contract receivables dropped 28% to $115 million with a decline in the weighted average interest rate to 10.1% from 10.4%. Loan covenants preclude prepaying these obligations.
         Gross profit margins in 1993 dropped to 30.5% from 30.6% last year. The decrease is primarily attributable to a higher charge to earnings than in the prior year related to the last-in, first-out (LIFO) method of inventory valuation ($4 million charge in 1993 versus $1 million in 1992). The decrease in gross profit margins related to the LIFO adjustment is almost completely offset by an improvement in margins mainly due to increased retail prices.
         Selling, general and administrative expenses were 29.6% and 28.6% of sales for the years ended June 30, 1993 and 1992, respectively. The rise is due mainly to higher incentive compensation costs in the Retail Group and increased compensation and fixed expense items such as property taxes, insurance and depreciation in communities. The fixed expenses of the Communities Group rose as a percentage of consolidated sales since there was an 86% increase in home sites owned and a 117% rise in sites rented during fiscal 1993. Partially offsetting the increase in expenses were improvements in general corporate insurance costs for the entire Company and home delivery and set-up expenses in retail operations.
         No provision for credit losses and contingencies was made this year compared to a provision of 1.1% of sales last year due to the excellent charge-off and delinquency experience of the receivables for which the Company is directly or contingently liable, the level of reserves for credit losses and contingent liabilities in light of the portfolio performance, and the practice begun in fiscal 1993 of selling most of the Company's conventional receivables without recourse (versus selling them with limited recourse or borrowing against the receivables as in the past). Net losses as a percentage of loans outstanding for fiscal 1993 dropped to .2% from .4% last year while delinquency rates declined to 1.4% of contracts originated by VMF at June 30, 1993, versus 2.0% at the same time last year. On June 30, 1993 reserves equaled 2.3% of outstanding loans owned or on which the Company had contingent liability.
         Inventories increased at June 30, 1993, from June 30, 1992:

                                                                   Change
                                                                (in millions)
MANUFACTURING GROUP
Increase in raw materials                                          $ 4.2
Increase in finished goods                                            .2

RETAIL GROUP
Net increase of 16 company-owned retail centers                      5.1
Decrease in average inventory levels at 127
  company-owned retail centers                                      (1.2)

COMMUNITIES GROUP
Acquisition of 13 manufactured housing
  communities and related inventory                                  4.1
- - ------------------------------------------------------             -----
                                                                   $12.4
======================================================             =====

FOURTH QUARTER RESULTS
The increase in revenues and net income during the fourth quarters of fiscal 1994 and 1993 are not indicative of future operating trends but rather reflect the seasonality of the manufactured housing industry. In recent years, approximately 30% of the Company's sales have occurred in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES
During fiscal 1994, the Company originated and acquired approximately $384 million of installment contract receivables. The Company financed these originations and acquisitions primarily through the pooling and sale of approximately $320 million of installment contract receivables. The remainder of the funding came from cash flows and cash balances. The Company invested approximately $14 million in the acquisition of 13 properties for manufactured housing communities and $8 million in related rental units, approximately $9 million for the opening of company-owned retail centers, $4 million for improvement of existing manufacturing facilities and approximately $1 million for other fixed assets using cash generated from operations.
         The Company expects to invest approximately $27 million in 1995 in the acquisition or construction of properties for manufactured housing communities, up to $6 million for new company-owned retail centers, up to $14 million for the construction and improvement of manufacturing facilities and to originate $350 million of installment contract receivables. The Company anticipates to meet cash needs for 1995 and thereafter with cash flows from operations, current cash balances, and sale of installment contract receivables and GNMA certificates.

NEW ACCOUNTING STANDARD
The Financial Accounting Standards Board issued a new accounting standard (SFAS No. 109) that revises the accounting for income taxes. The Company adopted SFAS No. 109 effective July 1, 1993. The $3 million cumulative effect of the change in method of accounting for income taxes was reported in the fiscal quarter ending September 30, 1993. The accounting standard is discussed in
Note 1 to the consolidated financial statements.

EFFECTS OF INFLATION
Inflation has had an insignificant impact on the Company over the past several years.

                          CONSOLIDATED BALANCE SHEETS
                      Clayton Homes, Inc. and Subsidiaries

                                                                                                               June 30,
(in thousands)                                                                                            1994         1993
==================================================================================================     ========     ========
ASSETS
  Cash and cash equivalents                                                                            $ 38,922     $ 28,668
  Receivables, principally installment contracts and residual interests, net of reserve for credit
    losses of $9,877 and $11,692 and unamortized discount of $12,022 and $16,384                        354,114      319,159
  Inventories                                                                                            77,317       64,727
  Property, plant and equipment, net                                                                    129,883      100,938
  Other assets                                                                                          100,912       73,540
- - --------------------------------------------------------------------------------------------------     --------     --------
Total assets                                                                                           $701,148     $587,032
==================================================================================================     ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable and accrued liabilities                                                             $ 55,844     $ 35,644
  Long-term obligations                                                                                  70,680      137,038
  Deferred income taxes                                                                                   7,258        7,334
  Other liabilities                                                                                     105,212       58,386
- - --------------------------------------------------------------------------------------------------     --------     --------
Total liabilities                                                                                       238,994      238,402
Shareholders' equity
  Preferred stock, $.10 par value, authorized 1,000 shares, none issued                                      --           --
  Common stock, $.10 par value, authorized 100,000 shares, issued 60,240
    at June 30, 1994 and 44,816 at June 30, 1993                                                          6,024        4,482
  Additional paid-in capital                                                                            171,994      132,297
  Retained earnings                                                                                     284,136      211,851
- - --------------------------------------------------------------------------------------------------     --------     --------
Total shareholders' equity                                                                              462,154      348,630
- - --------------------------------------------------------------------------------------------------     --------     --------
Total liabilities and shareholders' equity                                                             $701,148     $587,032
==================================================================================================     ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

         We have audited the accompanying consolidated balance sheets of Clayton Homes, Inc. and Subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clayton Homes, Inc. and Subsidiaries as of June 30, 1994, and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.
         On July 1, 1993, the Company changed its method of accounting for income taxes as described in Note 1.


COOPERS & LYBRAND L.L.P.
Knoxville, Tennessee
August 3, 1994

                       CONSOLIDATED STATEMENTS OF INCOME
                      Clayton Homes, Inc. and Subsidiaries

                                                                                            Year ended June 30,
(in thousands except per share data)                                                  1994        1993          1992
==================================================================================  ========    ========      ========
Revenues:
  Net sales                                                                         $510,153    $384,491      $296,849
  Financial services and other income                                                118,083      91,750        74,330
- - ----------------------------------------------------------------------------------  --------    --------      --------
                                                                                     628,236     476,241       371,179
Costs and expenses:
  Cost of sales                                                                      357,698     267,201       206,049
  Selling, general and administrative                                                153,698     113,695        84,785
  Financial services interest                                                          8,196      11,819        16,585
  Provision for credit losses and contingencies                                           --          --         3,300
- - ----------------------------------------------------------------------------------  --------    --------      --------
                                                                                     519,592     392,715       310,719
- - ----------------------------------------------------------------------------------  --------    --------      --------
Operating income                                                                     108,644      83,526        60,460
Interest expense, net                                                                   (359)       (170)         (317)
- - ----------------------------------------------------------------------------------  --------    --------      --------
Income before income taxes and cumulative effect of change in method of accounting   108,285      83,356        60,143
Provision for income taxes                                                           (39,000)    (29,600)      (20,800)
- - ----------------------------------------------------------------------------------  --------    --------      --------
Income before change in method of accounting                                        $ 69,285    $ 53,756      $ 39,343
Cumulative effect as of July 1, 1993 of change in method of
  accounting for income taxes                                                          3,000          --            --
- - ----------------------------------------------------------------------------------  --------    --------      --------
Net income                                                                          $ 72,285    $ 53,756      $ 39,343
==================================================================================  ========    ========      ========
Net income per common share before change in method of accounting:
  Primary                                                                           $   1.18    $    .94      $    .72
  Fully diluted                                                                         1.15         .91           .71
Cumulative effect of change in method of accounting per common share:
  Primary                                                                           $    .05          --            --
  Fully diluted                                                                          .05          --            --
Net income per common share:
  Primary                                                                           $   1.23    $    .94      $    .72
  Fully diluted                                                                         1.20         .91           .71
Average shares outstanding:
  Primary                                                                             58,919      57,088        54,218
  Fully diluted                                                                       61,389      61,074        58,204
- - ----------------------------------------------------------------------------------  --------    --------      --------

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                       Total                   Additional
                                                                   Shareholders'     Common      Paid-in      Retained
(in thousands)                                                        Equity          Stock      Capital      Earnings
==========================================================         ============      ======    ==========     ========
Balance at June 30, 1991                                             $200,992        $2,638     $ 79,602      $118,752
  Net income                                                           39,343            --           --        39,343
  Five-for-four stock split                                                --           665         (665)           --
  Issuance of 2,300 shares of stock, net                               48,809           230       48,579            --
  Issuance related to stock incentive plans, employee
    benefit plans and other                                             3,806            34        3,772            --
- - ----------------------------------------------------------           --------        ------     --------      --------
Balance at June 30, 1992                                              292,950         3,567      131,288       158,095
  Net income                                                           53,756            --           --        53,756
  Five-for-four stock split                                                --           896         (896)           --
  Issuance related to stock incentive plans, employee
    benefit plans and other                                             1,924            19        1,905            --
- - ----------------------------------------------------------           --------        ------     --------      --------
Balance at June 30, 1993                                              348,630         4,482      132,297       211,851
  NET INCOME                                                           72,285            --           --        72,285
  FIVE-FOR-FOUR STOCK SPLIT                                                --         1,126       (1,126)           --
  CONVERSION OF SUBORDINATED DEBT                                      40,265           398       39,867            --
  PURCHASE OF 210 SHARES OF COMMON STOCK                               (4,175)          (21)      (4,154)           --
  ISSUANCE RELATED TO STOCK INCENTIVE PLANS, EMPLOYEE
    BENEFIT PLANS AND OTHER                                             5,149            39        5,110            --
- - ----------------------------------------------------------           --------        ------     --------      --------
BALANCE AT JUNE 30, 1994                                             $462,154        $6,024     $171,994      $284,136
==========================================================           ========        ======     ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                      Clayton Homes, Inc. and Subsidiaries

                                                                                           Year ended June 30,
(in thousands)                                                                        1994        1993        1992
===============================================================================    =========   =========   =========
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                                       $  72,285   $  53,756   $  39,343
    Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization                                                    6,679       4,991       3,533
      Provision for credit losses and contingencies                                       --          --       3,300
      Amortization of discount and accretion on
        installment contract receivables                                              (5,204)     (6,823)     (5,140)
      Gain on sale of installment contract receivables, net of amortization          (16,276)     (9,472)     (2,534)
      Stock issued for profit-sharing 401(k) contribution                              2,171       1,682       2,229
      Deferred income taxes                                                            2,924       2,200      (1,160)
      Cumulative effect of change in method of accounting for income taxes            (3,000)         --          --
      Increase in other receivables                                                   (8,086)     (5,927)     (2,428)
      (Increase) decrease in inventories                                             (12,590)    (12,403)      7,904
      Increase in accounts payable and accrued liabilities                            21,393       5,116         389
      Net increase in other assets and other liabilities                              28,908      20,529       1,790
- - -------------------------------------------------------------------------------    ---------   ---------   ---------
  Cash provided by operations                                                         89,204      53,649      47,226
      Origination of installment contract receivables                               (292,435)   (230,733)   (177,311)
      Proceeds from sales of originated installment contract receivables             262,346     195,037     118,556
      Principal collected on originated installment contract receivables              33,046      34,442      37,621
- - -------------------------------------------------------------------------------    ---------   ---------   ---------
  Net cash provided by operations                                                     92,161      52,395      26,092

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of installment contract receivables                                    (91,882)    (21,258)    (18,323)
  Proceeds from sales of acquired installment contract receivables                    57,588      14,371       1,300
  Principal collected on acquired installment contract receivables                    15,098      15,376      12,842
  Acquisition of partnership interest in Communities:
    Property, plant and equipment                                                         --     (14,723)         --
    Debt Assured                                                                          --       4,975          --
  Acquisition of property, plant and equipment, net                                  (35,601)    (22,705)    (19,073)
  Increase in restricted cash and investments                                        (21,149)     (4,736)    (12,845)
- - -------------------------------------------------------------------------------    ---------   ---------   ---------
  Net cash used in investing activities                                              (75,946)    (28,700)    (36,099)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of debt collateralized by installment
    contract receivables                                                                  --          --      26,000
  Short term borrowing                                                               106,319       2,202          --
  Repayment of short-term borrowing                                                  (83,521)         --          --
  Repayment of debt collateralized by installment contract receivable                (26,368)    (57,522)    (53,976)
  Repayment of manufactured housing obligations                                           --      (3,346)     (6,537)
  Proceeds from capital stock issued                                                      --          --      48,809
  Proceeds from stock issued for incentive and employee benefit plans and other        1,784         242       1,577
  Purchase of common stock                                                            (4,175)         --          --
- - -------------------------------------------------------------------------------    ---------   ---------   ---------
  Net cash (used) provided by financing activities                                    (5,961)    (58,424)     15,873
- - -------------------------------------------------------------------------------    ---------   ---------   ---------
  Net (decrease) increase in cash and cash equivalents                                10,254     (34,729)      5,866
  Cash and cash equivalents at beginning of year                                      28,668      63,397      57,531
- - -------------------------------------------------------------------------------    ---------   ---------   ---------
  Cash and cash equivalents at end of year                                         $  38,922   $  28,668   $  63,397
===============================================================================    =========   =========   =========
  Supplemental disclosures of cash flow information:
    Cash paid during the year for:
      Interest                                                                     $  10,049   $  16,176   $  20,067
      Income taxes                                                                    22,441      25,047      21,154
  Supplemental disclosure of non-cash activities: In February 1994, installment contracts aggregating $10,850 were transferred to investments coincident with a sale of receivables
- - ------------------------------------------------------------------------------     ---------   ---------   ---------

The accompanying notes are an integral part of these consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Clayton Homes, Inc. and Subsidiaries

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidated Financial Statements
         The consolidated financial statements include the accounts of Clayton Homes, Inc. (CHI) and its wholly-owned subsidiaries. Financial Services subsidiaries consist of Vanderbilt Mortgage and Finance, Inc. (VMF), a finance subsidiary, and Clayton-Vanderbilt, Inc. (CV), Vanderbilt Life and Casualty Insurance Co. Ltd. (VLAC), and Vanderbilt Property and Casualty Insurance Co. Ltd. (VPC), insurance subsidiaries. CHI and its subsidiaries are collectively referred to as the Company. Significant intercompany accounts and transactions have been eliminated in the financial statements. The Company operates in three principal business segments: Manufactured Housing, Financial Services, and Communities.

PARENT COMPANY
         Condensed financial information of CHI with VMF, CV, VLAC and VPC accounted for on the equity basis is as follows:

CONDENSED BALANCE SHEETS

                                                        June 30,
(in thousands)                                      1994         1993
===============================================   ========     ========
Cash and cash equivalents                         $ 37,905     $ 26,368
Receivables                                         21,999       18,148
Inventories                                         77,317       64,727
Advances to unconsolidated subsidiaries             48,000       43,000
- - -----------------------------------------------   --------     --------
  Current assets                                   185,221      152,243
Investments in and advances to
  unconsolidated subsidiaries                      235,056      193,932
Property, plant and equipment, at cost, net of
  accumulated depreciation and amortization        129,883      100,938
Other assets                                             0        4,264
- - -----------------------------------------------   --------     --------
Total assets                                      $550,160     $451,377
===============================================   ========     ========
Short-term obligations                            $ 25,144     $  2,245
Accounts payable                                    28,803       26,759
Accrued expenses and other liabilities              16,443        8,510
Federal and state income taxes                       1,366        2,680
- - -----------------------------------------------   --------     --------
  Current liabilities                               71,756       40,194
Long-term obligations less current maturities        5,089       45,123
Notes payable to unconsolidated subsidiaries         7,053        7,430
Reserve for credit losses and contingencies          2,650        6,782
Deferred income taxes                                1,458        3,218
Shareholders' equity                               462,154      348,630
- - -----------------------------------------------   --------     --------
Total liabilities and shareholders' equity        $550,160     $451,377
===============================================   ========     ========

CONDENSED STATEMENTS OF INCOME

                                                Year ended June 30,
(in thousands)                             1994         1993          1992
=======================================  ========     ========      ========
Revenues:
  Net sales                              $510,153     $384,491      $296,849
  Equity in net income of
    unconsolidated subsidiaries            34,066       27,062        20,336
  Insurance commissions, rent
    and other                              34,026       27,659        17,273
  Interest and dividend income              5,965        4,252         7,177
- - ---------------------------------------  --------     --------      --------
                                          584,210      443,464       341,635
Costs and expenses:
  Cost of sales                           357,697      267,201       206,049
  Selling, general and administrative     134,773      105,842        79,618
  Provision for credit losses
    and contingencies                          --           --         2,729
  Interest                                    655        1,425         3,656
- - ---------------------------------------  --------     --------      --------
                                          493,125      374,468       292,052
- - ---------------------------------------  --------     --------      --------
Income before income taxes                 91,085       68,996        49,583
Provision for income taxes                (21,800)     (15,240)      (10,240)
- - ---------------------------------------  --------     --------      --------
Income before accounting change            69,285       53,756        39,343
Cumulative effect of accounting change      3,000           --            --
- - ---------------------------------------  --------     --------      --------
Net income                               $ 72,285     $ 53,756      $ 39,343
=======================================  ========     ========      ========

Subsidiaries
         The following information is provided for the consolidated financial services subsidiaries. Such subsidiaries consist of VMF, CV, VLAC and VPC. Through VMF, CHI arranges to finance a portion of its retail sales. CV, VLAC and VPC reinsure risk on credit life and physical damage insurance policies issued by a non-related insurance company (ceding company) in connection with credit sales. The financial statements of the Manufactured Home Contracts 1990-1 Trust and CABS, Inc., a special purpose finance subsidiary of VMF, are also included in the condensed combined financial statements below. Condensed combined financial information for these subsidiaries is as follows:

CONDENSED COMBINED BALANCE SHEETS

                                                          June 30,
(in thousands)                                        1994       1993
=================================================   ========   ========
Installment contract receivables, net of reserve
  for credit losses of $7,227 and $7,274 and
  unamortized discount of $12,022 and $16,384
  (pledged $100,000 and $125,000 at June 30,
  1994, and 1993, respectively)                     $335,785   $308,960
Other assets                                         104,907     74,411
- - -------------------------------------------------   --------   --------
Total assets                                        $440,692   $383,371
=================================================   ========   ========
Notes payable collateralized by installment
  contract receivables                              $ 65,447   $ 91,872
Unearned premiums                                     25,257     13,080
Other liabilities                                     77,831     42,718
Due to CHI                                           155,934    149,936
Shareholders' equity                                 116,223     85,765
- - -------------------------------------------------   --------   --------
Total liabilities and shareholder's equity          $440,692   $383,371
=================================================   ========   ========

CONDENSED COMBINED STATEMENTS OF INCOME

                                              Year ended June 30,
(in thousands)                            1994         1993       1992
====================================    =======      =======    =======
Revenues                                $84,657      $64,684    $64,526
Expenses:
  Interest expense                       12,422       16,375     21,270
  Other                                  20,969        6,887     11,914
  Provision for credit losses
    and contingencies                        --           --        571
  Income taxes                           17,200       14,360     10,560
- - ------------------------------------    -------      -------    -------
                                         50,591       37,622     44,315
- - ------------------------------------    -------      -------    -------
Net income                              $34,066      $27,062    $20,211
====================================    =======      =======    =======

         VMF paid CHI endorsement fees of $10,414,000 in 1994; $8,222,000 in 1993; and $6,390,000 in 1992. VMF also paid interest to CHI of $7,136,000 in 1994; $4,555,000 in 1993; and $4,652,000 in 1992. Such intercompany payments have been eliminated in the consolidated financial statements but are expensed on VMF's separate financial statements to arrive at operating income for the Financial Services Group.
         Estimated principal receipts under installment contract receivables for each of the five fiscal years subsequent to 1994 are as follows:

                 1995                    $180,000,000
                 1996                      18,000,000
                 1997                      17,000,000
                 1998                      16,000,000
                 1999                      14,000,000

         The estimated principal receipts are based on the scheduled payment and estimated prepayment of principal of the installment contract receivables. Principal receipts during the year ending June 30, 1994, include amounts relating to the sale of $164 million of installment contract receivables in August 1994.

         VMF provides servicing for investors in installment contract receivables. Total contracts serviced at June 30, 1994, and 1993, including contracts held for investment, were approximately $1,316 million and $961 million, respectively.

INCOME RECOGNITION
         Sales to independent dealers of homes produced by CHI are recognized as revenue upon shipment. Retail sales are recognized when cash payment is received, or in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the customer enters into an installment sales contract. Most of these installment sales contracts, which are normally payable over 36 to 180 months, are sold to VMF.
         As is customary in the manufactured housing industry, CHI receives from VMF and other financial institutions endorsement fees over the lives of installment contract receivables in consideration for CHI's guaranty of such
installment contract receivables.    Additionally, CHI receives agent's
commissions on physical damage and credit life insurance sold to manufactured home purchasers. Premiums from credit life and physical damage insurance policies reinsured by CV, VLAC and VPC, which represent single payment contracts with terms of one to five years, are recognized as income over the terms of the contracts. Claims and expenses are matched to recognize profits over the life of the contracts. This matching is accomplished by means of the provision for unearned premiums and the deferral and subsequent amortization of policy acquisition costs.
         Installment contract receivables originated or purchased by VMF are sold to investors or pledged as collateral to long-term lenders. VMF retains servicing in both cases. Profit (loss) on installment contract receivables sold to investors is recorded at the time of sale and represents the discounted present value of the excess (deficiency) of principal and interest to be collected during the expected normal life of the contracts over: 1) the amount required to be remitted to investors; 2) the normal service spread of comparable contracts; and 3) the estimated net credit losses. Profit from installment contract receivables sold without recourse is increased, in certain cases, by the reversal of the reserve for credit losses attributable to the receivables sold.
         Certain of the installment contract receivables are purchased in bulk at a discount. The purchase discounts are allocated between unamortized discount and the reserve for credit losses based on management's assessment of risks existing in the portfolio. Unamortized discount is amortized into revenue over the life of the related portfolio after giving consideration to prepayments. Adjustments between the reserve for credit losses and unamortized discount are made to reflect changes in the estimated collectibility of each portfolio purchased.
         Most of the installment contract receivables are with borrowers in the southern portion of the United States and are collateralized by manufactured homes.
         Interest income on installment contract receivables is recognized by a method which approximates the interest method. Service fee income is recognized as the service is performed.

Inventories - Manufactured Housing
         New homes and raw materials are valued at the lower of cost, using the last-in, first-out (LIFO) method of inventory valuation, or market. Previously-owned manufactured homes are valued at estimated wholesale prices, which are not in excess of net realizable value.

Property, Plant and Equipment - Manufactured Housing
         Land and improvements, buildings, and furniture and equipment are valued at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in earnings for the period. Depreciation is computed primarily by the straight-line method with estimated useful lives as follows:

         Land improvements  . . . . . . . . . .   3-28 years
         Buildings  . . . . . . . . . . . . . .   7-25 years
         Furniture and equipment  . . . . . . .   3-10 years

Warranty Obligation - Manufactured Housing
         Manufactured Housing warrants its homes against manufacturing defects for a period of one year commencing at the time of the retail sale. Warranty costs are accrued for sales to independent dealers. Warranty costs related to the sales at company-owned retail centers are not material and are recognized as incurred.

Income Taxes
         Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. The adoption resulted in a decrease in the deferred tax liability of $3 million.

Reserves for Credit Losses and Contingent Liabilities
         Reserves for credit losses are established related to installment contract receivables. Actual credit losses are charged to reserves when incurred. The reserves established for such losses are determined based on the Company's historical loss experience after adjusting for current economic conditions. Management, in assessing loss experience and economic conditions, adjusts reserves through periodic provisions. The Company also maintains a reserve for contingent liabilities related to guarantees of installment contract receivables sold with recourse. Reserves and the applicable provisions related to guarantees are considered as part of the Manufactured Housing business segment.

Net Income Per Share
         Primary earnings per share are computed based on the weighted average number of shares of common stock outstanding during the periods presented, including common share equivalents arising from stock options. Fully diluted earnings per share have been computed assuming conversion of the Company's convertible subordinated debentures. The fully diluted computation adds to net income the interest expense (net of income tax) on the debentures.

Cash Equivalents
         For purposes of the statement of cash flows, all unrestricted highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Other
         Certain reclassifications have been made to the 1993 and 1992 financial statements to conform to the 1994 presentation.
         Per share and share data have been retroactively adjusted to reflect a 5-for-4 stock split effected as a 25% stock dividend in December 1993.

NOTE 2 - INVENTORIES
         Inventories at June 30, 1994, and 1993 are as follows:

(in thousands)               1994      1993
=========================  =======   =======
Manufactured homes:
  New                      $55,651   $45,592
  Previously-owned          10,953     8,642
Raw materials               10,713    10,493
- - -------------------------  -------   -------
                           $77,317   $64,727
=========================  =======   =======

         If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $11,972,000 and $8,510,000 at June 30, 1994, and 1993, respectively.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT
         Property, plant and equipment at June 30, 1994, and 1993 are as follows:

(in thousands)                                             1994          1993
===================================================      ========      ========
Land and improvements                                    $ 92,277      $ 71,626
Buildings                                                  49,395        36,990
Furniture and equipment                                    15,393        13,324
- - ---------------------------------------------------      --------      --------
                                                          157,065       121,940
Less: accumulated depreciation and amortization           (27,182)      (21,002)
- - ---------------------------------------------------      --------      --------
                                                         $129,883      $100,938
===================================================      ========      ========

         Depreciation charged to operations was $6,656,000, $4,900,000, and $3,442,000 for each of the years ended June 30, 1994, 1993, and 1992, respectively. Included in Property, Plant and Equipment are $11 million of assets acquired from the Company's principal shareholder during 1994.

NOTE 4 - LONG-TERM OBLIGATIONS
         Long-term obligations at June 30, 1994, and 1993 are summarized as follows:

(in thousands)                                  1994       1993
==========================================    =======    ========
CHI
Convertible subordinated debentures:
  7.75%, due 2003                             $    --    $ 40,000
10% note payable due June 1, 1998               4,960       4,960
Other notes payable                               273         206
- - ------------------------------------------    -------    --------
                                                5,233      45,166

VMF
Debt collateralized by installment
  contract receivables:
  Demand note payable to Clayton
    Employees Savings Plan at .5%
    above prime                                 3,000       3,000
  Maturing in fiscal years through:
    1995 to 2004: average interest
      rate of 10.00% at June 30, 1994          40,623      49,735
    1995 to 2005:9.4%REMIC
      trust senior certificates                13,699      26,068
    1995 to 2003: adjustable rates,
      average interest 9.95% at June 30,
      1994, average maximum rate
      14.97% at June 30, 1994                   4,768       8,376
  1996 to 2001: adjustable rates,
      5.54% at June 30, 1994, no
      maximum rate                              3,357       4,693
- - ------------------------------------------    -------    --------
                                               65,447      91,872
- - ------------------------------------------    -------    --------
Total                                         $70,680    $137,038
==========================================    =======    ========

         The aggregate maturities of long-term debt of CHI for fiscal years subsequent to 1994 are as follows:

                 1995             $   144,000
                 1996                 113,000
                 1997                  90,000
                 1998                  81,000
                 1999                  87,000
                 Thereafter         4,718,000

         Expected principal payments of long-term debt of VMF for the five fiscal years subsequent to 1994 are as follows:

                 1995             $11,000,000
                 1996              10,000,000
                 1997               9,000,000
                 1998              10,000,000
                 1999               7,000,000

         The estimated principal payments on the debt of VMF are based on the scheduled payment and estimated prepayment of principal of the installment contract receivables collateralizing such debt. Certain debt agreements require fixed payments which approximate the scheduled payments of the underlying installment contract receivables.
         On March 1, 1994, the Company called for redemption all of its 7.75% convertible subordinated debentures due 2003. Substantially all of the $40 million of such debentures converted into approximately 4 million shares of common stock.
         Certain of the long-term obligations have various covenants relating to working capital, total indebtedness and dividend payments. At June 30, 1994, the aggregate amount of earnings available for cash dividends or for repurchase of Company stock was approximately $281 million.

NOTE 5 - RESERVES FOR CREDIT LOSSES AND CONTINGENT LIABILITIES
         An analysis of the reserve for losses on installment contract receivables and reserve for contingent liabilities for the years ended June 30, 1994, 1993 and 1992 is as follows:

(in thousands)                            1994       1993      1992
===================================     =======    =======   =======
Balance, beginning of year              $17,229    $25,279   $26,591
  Provision                                  --         --     3,300
  Losses, net of recoveries
    applicable to installment
    contract receivables:
      Purchased                          (2,230)    (4,092)   (5,107)
      Other                                (526)    (1,126)   (2,141)
  Reserves transferred from
    (to) unamortized discount            (1,598)       690        --
  Reserves applicable to
    installment contract
    receivables purchased
    (sold)                                1,207     (3,522)    2,636
- - -----------------------------------     -------    -------   -------
Balance, end of year                    $14,082    $17,229   $25,279
===================================     =======    =======   =======
  Reserve for credit losses             $ 9,877    $11,692   $16,457
  Reserve for contingencies               4,205      5,537     8,822
- - -----------------------------------     -------    -------   -------
                                        $14,082    $17,229   $25,279
===================================     =======    =======   =======

         The reserve for credit losses is netted against receivables and the reserve for contingencies is included in other liabilities on the consolidated balance sheet.
         The Company is contingently liable as guarantor on installment contract receivables sold with recourse. The installment contract receivables and related contingent liabilities are shown in the table below.

       Total Installment                          Contingent
     Contract Receivables     Contingent         Liabilities
        (in thousands)        Liability %       (in thousands)
==============================================================
         June 30, 1994
           $  20,000              100%              $20,000
             122,000           11% - 30%             28,000
             147,000         10% and below           15,000
- - --------------------------------------------------------------
            $289,000                                $63,000
==============================================================
         June 30, 1993
           $  29,000              100%              $29,000
             162,000           11% - 30%             39,000
             153,000         10% and below           15,000
- - --------------------------------------------------------------
            $344,000                                $83,000
==============================================================

         Proceeds from receivables sold with recourse amounted to $20 million, $34 million and $120 million, during 1994, 1993 and 1992, respectively.
         Approximately 90% of the installment contract receivables both owned and sold with recourse have fixed rates of interest and approximately 10% are at variable rates of interest based on either the prime rate or the U.S. Treasury rates.
         Approximately 98% of the Company's servicing arrangements are based on interest spreads with fixed rates or variable rates with ceilings while the remaining 2% have variable rates which provide for no minimum or maximum rate of interest.

NOTE 6 - SHAREHOLDERS' EQUITY
Stock Option Plan
         In 1983, 1985 and 1991, the Company established Stock Option Plans for a total of 4,411,816 shares of common stock which provide for granting "incentive stock options" or "non-qualified options" at not less than the fair market value as of the date of grant and stock appreciation rights to officers and key employees of the Company. Options are exercisable after one or more years and expire no later than 10 years from the date of grant.
         Non-eligible members of the Board of Directors have granted options to purchase shares of common stock to the Company's non-management directors. The option prices were established at not less than the fair market value either as of the date of grant, or as of February 1988. The option prices and provisions for exercise were approved by shareholders. Options are exercisable after one or more years and expire no later than 10 years from the date of grant.
         Activity and price information regarding the plan follows:

                                                   Stock Option
                                   Shares           Price Range
=================================================================
Balance June 30, 1991            1,682,943        $ 1.64 - $ 9.02
  Granted                          456,640        $ 8.90 - $12.32
  Exercised                       (203,235)       $ 1.64 - $ 4.35
  Canceled                         (19,083)       $ 2.14 - $ 8.90
- - -----------------------------------------------------------------
Balance June 30, 1992            1,917,265        $ 1.64 - $12.32
  Granted                          254,814        $12.32 - $18.08
  Exercised                       (196,091)       $ 1.64 - $ 9.34
  Canceled                         (98,334)       $ 1.64 - $18.08
- - -----------------------------------------------------------------
Balance June 30, 1993            1,877,654        $ 1.64 - $18.08
  GRANTED                          485,325        $18.40 - $25.25
  EXERCISED                       (353,264)       $ 1.64 - $18.08
  CANCELED                         (33,120)       $ 1.64 - $25.25
- - -----------------------------------------------------------------
BALANCE JUNE 30, 1994            1,976,595        $ 1.64 - $25.25
=================================================================

         Options available for future grant at June 30, 1994 and 1993 were 1,086,532 and 1,501,215, respectively.
         At June 30, 1994, and 1993 options for 473,286 and 617,594 shares, respectively, were exercisable. Options were held by 333 persons at June 30, 1994.

Stock Purchase Plan
         In 1986 the Company established an employee stock purchase plan for a total of 1,907,350 shares of common stock which provide for granting options at 85% of the lower of the closing market price on the first trading day of the plan period or the closing market price on the last trading day of the plan period. A plan period is six months beginning each January 1 and July 1 of each plan year. The Stock Purchase Plan was suspended during 1992. There were 105,506 shares issued in 1992 at an average price of $7.41 per share. At June 30, 1994, there were 996,993 shares reserved for the plan.

NOTE 7 - INCOME TAXES
         Components of income tax provisions for each of the three years ended June 30, 1994, 1993 and 1992 were as follows:

(in thousands)                           1994      1993     1992
==================================     =======   =======  =======
Current tax provisions:
  Federal                              $32,772   $24,798  $20,267
  State                                  3,304     2,602    1,693
- - ----------------------------------     -------   -------  -------
                                        36,076    27,400   21,960
Deferred tax provision (credit)          2,924     2,200   (1,160)
- - ----------------------------------     -------   -------  -------
                                       $39,000   $29,600  $20,800
==================================     =======   =======  =======

         The sources and tax effect of temporary differences at June 30, 1994 are as follows:

(in thousands)
===============================================     ========
Reserve for credit losses and contingencies         $  2,070
Insurance reserves                                     1,650
- - -----------------------------------------------     --------
  Total assets                                         3,720

Future servicing fees and discounts                   (6,597)
Deferred costs                                        (1,053)
Other                                                 (3,328)
- - -----------------------------------------------     --------
  Total liabilities                                  (10,978)
- - -----------------------------------------------     --------
  Net deferred tax liability                        $ (7,258)
===============================================     ========

         The provision for income taxes reflected in the financial statements differs from income taxes calculated at statutory federal income tax rates of 35% in 1994 and 34% in 1993 and 1992 as follows:

(in thousands)                          1994      1993      1992
===================================   =======   =======   =======
Income taxes at statutory rate        $37,900   $28,758   $20,448
State income taxes, net of
  federal benefit                       2,313     1,704     1,117
Other, net                             (1,213)     (862)     (765)
- - -----------------------------------   -------   -------   -------
                                      $39,000   $29,600   $20,800
===================================   =======   =======   =======

         In 1993 and 1992, deferred income tax credits and provisions resulted from timing differences in the recognition of revenues and expenses for tax and financial statement purposes. The sources of these differences and the tax effect of each were as follows:

(in thousands)                        1993      1992
===============================     ======   ========
Reserves for credit losses
  and contingencies                 $1,184    $  (361)
Future servicing fees                1,330        862
Installment method                    (398)    (1,792)
Insurance reserves                    (157)       270
Other items                            241       (139)
- - -------------------------------     ------    -------
                                    $2,200    $(1,160)
===============================     ======    =======

NOTE 8 - EMPLOYEE BENEFIT PLANS
         The Company has a 401(k) profit-sharing plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions accrued were $2,171,000, $1,689,000, and $1,425,000, for the years ended June 30, 1994,
1993, and 1992, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES
Leases
         Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2001. Total rental expense under operating leases was $2,159,000 in 1994, $3,100,000 in 1993, and $1,863,000 in
1992. The following is a schedule of minimum rental commitments under non-cancelable operating leases, primarily for retail centers, in effect at June 30, 1994:

                 1995                      $1,822,000
                 1996                       1,682,000
                 1997                       1,270,000
                 1998                         871,000
                 1999 and thereafter          548,000

Repurchase Agreements
         Institutions financing independent dealer purchases require the Company to execute repurchase agreements. As a result of these agreements, the Company is contingently liable for repurchasing units in the event of a default by the dealer to the lending institution. These agreements are customary in the manufactured housing industry, and the Company's losses in the past have not been significant.

Guarantor of Installment Contract Receivables
         Please see discussion of contingencies at Note 5.

NOTE 10 - INDUSTRY SEGMENT INFORMATION
         The Company operates in three major business segments: Manufactured Housing, Financial Services and Communities. The Manufactured Housing segment is engaged in the production, wholesale and retail sale of manufactured homes. Financial Services is composed of VMF, which is engaged in retail financing of manufactured homes, and CV, VLAC and VPC which reinsure risk on credit life and physical damages insurance policies. Communities is engaged in marketing and management of manufactured housing communities. Operating profit is total revenue less cost of sales, operating expenses and financial interest expense. The following items have not been included in the computation of operating income: non-operating income and expenses and income taxes. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of short-term investments.
         Information concerning operations by industry segment follows:

                                   Manufactured    Financial
(in thousands)                        Housing      Services   Communities    Corporate      Total
================================== ============    =========  ===========    =========      =====
1994
REVENUES                              $510,329     $  80,741    $37,166      $     --      $628,236
INTERSEGMENT INCOME                     19,630            --      1,224       (20,854)           --
OPERATING INCOME                        48,183        53,620      6,841            --       108,644
IDENTIFIABLE ASSETS                    122,101       440,690     99,032        39,325       701,148
DEPRECIATION AND AMORTIZATION            3,982            --      2,674            --         6,656
CAPITAL EXPENDITURES                    12,777            --     22,824            --        35,601
- - ----------------------------------    --------     ---------    -------      --------      --------
1993
Revenues                              $384,235     $  64,684    $27,322      $     --      $476,241
Intersegment Income                     14,162            --      1,041       (15,203)           --
Operating income                        37,229        41,422      4,875            --        83,526
Identifiable assets                    104,067       383,371     69,521        30,073       587,032
Depreciation and amortization            3,235            --      1,756            --         4,991
Capital expenditures                    10,301            --     27,127            --        37,428
- - ----------------------------------    --------     ---------    -------      --------      --------
1992
Revenues                              $295,258     $  64,526    $11,395      $     --      $371,179
Intersegment Income                     10,713            --        329       (11,042)           --
Operating income                        28,921        30,771        768            --        60,460
Identifiable assets                     85,693       358,207     45,070        65,810       554,780
Depreciation and amortization            2,474            --      1,059            --         3,533
Capital expenditures                     5,638            --     13,435            --        19,073
==================================    ========     =========    =======      ========      ========

NOTE 11 - OTHER ASSETS AND LIABILITIES
         At June 30, 1994, and 1993 other assets and liabilities consisted of:

(in thousands)                                             1994              1993
=====================================================    ========          =======
Other Assets
  Restricted cash and investments                        $ 69,354          $48,205
  Interest receivable and future servicing rights          12,672           14,541
  Deferred debt costs and prepaid expenses                  3,314            2,621
  Other                                                    15,572            8,173
- - -----------------------------------------------------    --------          -------
                                                         $100,912          $73,540
=====================================================    ========          =======
Other Liabilities
  Investors payable                                      $ 24,067          $21,293
  Reserve for contingencies (Note 6)                        4,205            5,537
  Escrow deposits                                          13,904           15,357
  Unearned insurance premiums                              25,257           13,080
  Short-term borrowing                                     25,000            2,202
  Other                                                    12,779              917
- - -----------------------------------------------------    --------          -------
                                                         $105,212          $58,386
=====================================================    ========          =======

         Restricted cash and investments represent reserves required by: 1) certain VMF servicing and debt agreements to be maintained until such time as specified minimum repayments have been made; 2) trust account cash balances required by certain VMF servicing agreements; and 3) insurance reserves required by escrow or trust agreements.
         CHI and VMF have lines of credit totaling $60 million with $25 million outstanding at June 30, 1994. This short-term borrowing is included in other liabilities and bears interest at an average rate of 4.9% based on the banks' transactional rates at June 30, 1994.

NOTE 12 - FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS
         Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures About Fair Value of Financial Instruments," requires that the CHI disclose the estimated fair values of its financial instruments. The following methodologies and assumptions were used by CHI to estimate its fair value disclosures for financial instruments.

Cash and Cash Equivalents
         The carrying values for cash and cash equivalents, including those restricted by agreement, equal those assets' fair values.

Future Servicing Rights Receivable
         Future servicing rights receivable is calculated using prepayment, default and interest rate assumptions that CHI believes are appropriate at the time of the sale of the installment contract receivables. Although projected performance is monitored after the sale, the Company does not alter the underlying rate at which the future estimated cash flows are discounted once the sale has been recorded. The fair value of future servicing rights receivable primarily revolves around an appropriate discount rate to be applied to the asset as a whole.

         CHI used a discount rate and such other assumptions as it believed to be used for similar instruments. CHI has estimated the fair value of its future servicing rights receivable to approximate its carrying value as of June 30, 1994.

Contracts Held for Sale and as Collateral
         Contracts held for sale are generally recent originations or purchased portfolios which will be sold with limited or no recourse during the following year. CHI does not charge fees to originate loans, and, as such, its contracts have origination rates in excess of rates on the securities into which they will be pooled. CHI estimates the fair value of the contracts held for sale to be the carrying amount plus the cost of origination.
         The carrying values of contracts pledged as collateral to long-term lenders are estimated using discounted cash flow analyses and interest rates being offered for similar contracts. The carrying amount of contracts with a variable rate of interest is estimated to be at fair value. The carrying value of accrued interest adjusted for credit risk equals its fair value.

Long-term Obligations
         Long-term obligations consist primarily of debt collateralized by contracts with maturities that coincide with the underlying contract maturities. The fair value of these financial instruments is based on the current rates offered to CHI for debt of similar maturities using a discounted cash flow calculation. Loan covenants preclude prepaying VMF obligations.
         The carrying amounts and estimated fair values of CHI's financial assets and liabilities are as follows:

                                                     June 30, 1994
                                                 Carrying   Estimated
(in thousands)                                    Amount    Fair Value
======================================================================
Financial assets:
  Cash and cash equivalents, including
    restricted investments                       $108,276     $108,276
  Future servicing rights receivable                6,243        6,243
  Contracts held for sale and as
    collateral, including accrued
    interest receivable                           295,669      299,773
Financial liabilities:
  Long-term obligations                            70,680       75,126
- - ----------------------------------------------------------------------

         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.
The estimates do not reflect any premium or discount that could result from offering for sale in a single transaction CHI's entire holdings of a particular financial instrument. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values. Comparability to financial instruments between similar companies may not be reasonable because of varying assumptions concerning the estimates of fair value.

                DIRECTORS, OFFICERS AND SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

       (PHOTO)                       (PHOTO)                        (PHOTO)                               (PHOTO)

JAMES L. CLAYTON               B. JOE CLAYTON                JAMES D. COCKMAN (1)(2)            WALLACE C. DOUD
Chairman of the Board and      Chief Executive Officer,      Chairman of the Board,             Vice President - Commercial and
  Chief Executive Officer,       Clayton Motors, Inc.          Ocean Fresh Express                Industry Relations (Retired),
  Clayton Homes, Inc.          Regional Director,              International, Inc.                IBM Corporation
Director, Dollar General         First Tennessee Bank        Director, Dollar General           Director, Motorola Corporation
  Corporation                                                  Corporation and Ryan's
Chairman of the Board,                                       Family Steakhouses, Inc.
  BankFirst

       (PHOTO)                       (PHOTO)                        (PHOTO)                               (PHOTO)

DAN W. EVINS (1)(2)            WILMA H. JORDAN               C. WARREN NEEL (1)                 JOSEPH H. STEGMAYER
Chairman of the Board,         Co-Chairman,                  Dean, College of Business          President and Chief Operating
  Chief Executive Officer,       The Jordan, Edmiston          Administration, University         Officer, Clayton Homes, Inc.
  President Cracker Barrel,      Group, Inc.                   of Tennessee                     Director, The Cardinal Funds
  Inc.                         Director, LIN Broadcasting    Director, O'Charleys, Inc.,
Director, Pricor                 Corporation                   Proffitts', Inc., and
  Incorporated                                                 American Health Corp., Inc.

                                                                                                     (1)  Audit Committee
                                                                                                     (2)  Compensation Committee

CORPORATE OFFICERS

JAMES L. CLAYTON               DAVID BOOTH                   RICHARD B. RAY                     TIMOTHY R. RHOADES
Chairman of the Board and      Executive Vice President      Executive Vice President -         Treasurer
Chief Executive Officer        Retail Group                    Finance
                                                             Chief Financial Officer

JOSEPH H. STEGMAYER            TIMOTHY W. WILLIAMS           JAMES R. CONNER                    KEVIN T. CLAYTON
President and Chief            Executive Vice President      Vice President                     Secretary
  Operating Officer            Financial Services            Computer Services

SHAREHOLDER INFORMATION

FORM 10-K                      COUNSEL                       COMMON SHARE INFORMATION           ANNUAL MEETING
Clayton's Form 10-K Annual     Bernstein, Stair & McAdams    The Company's common shares        The annual meeting of shareholders
Report to the Securities       Knoxville, Tennessee          (symbol CMH) are listed on the     will be held on November 9, 1994 at
and Exchange Commission is                                   New York Stock Exchange.           10:30 a.m. (EST) at the Appalachia
available without charge to    S.E.C. COUNSEL                                                   Homes Plant, 1420 Mountain Road,
shareholders upon written      Baker, Worthington,           SHAREHOLDERS                       Andersonville, Tennessee.
request to:                      Crossley and Stansberry     There were approximately 28,700    Shareholders of record at close of
 Investor Relations            Nashville, Tennessee          beneficial holders of common       business on September 12, 1994
 Clayton Homes, Inc.                                         stock on June 30, 1994.            will be entitled to vote.
 P.O. Box 15169                INDEPENDENT ACCOUNTANTS
 Knoxville, Tennessee 37901    Coopers & Lybrand L.L.P.      REGISTRAR AND TRANSFER AGENT
                               Knoxville, Tennessee          Trust Company Bank
                                                             P.O. Box 4625
                                                             Atlanta, Georgia 30302
                                                             (404) 581-1579

DIFFERENCES BETWEEN THE ELECTRONIC FILING AND THE PRINTED BOOK

        On page 25 of the printed Annual Report, photographs of the Board of Directors appear, while the electronic filing replaces each photograph with the word '(PHOTO)'.