Form 10-K, Exhibit 13
period 1995-06-30
CLAYTON HOMES INC
filed 1995-09-28
CIK 719547

Management's Discussion and Analysis of Financial
Condition and Results of Operations
Results of Operations

The following table reflects the percentage changes in sales by the Company's retail and community sales centers and in wholesale sales to independent dealers. It also shows the percentage changes in the average number of Company-owned retail centers, communities and independent dealers.

                                                 Year Ended June 30,
                                             ---------------------------
                                             1995 vs 1994   1994 vs 1993
                                             ------------   ------------
Retail
     Dollar sales   . . . . . . . . . .          +17.8%        +26.1%
     Average number of retail centers            +15.9%        +14.9%
     Average dollar sales per
       retail center  . . . . . . . . .           +1.7%         +9.7%
     Average home price   . . . . . . .           +5.3%         +8.9%

Wholesale
     Dollar sales   . . . . . . . . . .          +28.7%        +47.2%
     Average number of independent
       dealers  . . . . . . . . . . . .           +6.6%        +11.6%
     Average dollar sales per
       independent dealer   . . . . . .          +20.8%        +32.0%
     Average home price   . . . . . . .           +9.6%         +8.0%

Communities
     Dollar sales . . . . . . . . . . .          +24.9%        +29.6%
     Average number of communities  . .          +27.8%        +36.2%
     Average dollar sale per
       community  . . . . . . . . . . .           -2.3%         -4.8%
     Average home price . . . . . . . .           +0.9%         +7.8%

Fiscal 1995 compared to Fiscal 1994

     Total revenues for the year ended June 30, 1995, increased 21% because of the 22% increase in manufactured housing sales and the 16% rise in financial services and other income.

     Net sales of the Retail Group rose 18% to $374 million on a 16% rise in the average number of Company-owned retail centers open during the year and a 5% increase in the average home price. This was partially offset by a slight decrease in the average number of homes sold per Company retail center.

     During the year, the Company acquired or opened 29 retail locations while two unprofitable retail centers were closed. The Company constantly evaluates specific local markets and opens, acquires, or closes retail centers as conditions warrant.

     Net sales of the Manufacturing Group to independent dealers increased 29% to $222 million based on a 17% increase in the number of homes sold and a 10% increase in the average wholesale price. The higher average home price resulted from increased raw materials costs and a shift in the product mix toward the more expensive multi-section home. Multi-section homes accounted for 35% of total shipments versus 34% last year.

     Net sales of the Communities Group rose 25% to $25 million on a 24% rise in unit sales and a slight improvement in the average home price.

     The 16% increase in financial services and other income to $137 million from $118 million resulted principally from a $6 million rise in rental revenues from the Communities operation and from $8 million of growth in earned insurance premiums and commissions.

     The following table reflects the fluctuations in interest and loan servicing revenues and financial services interest expense related to changes in interest and servicing rates and changes in the average balances of receivables owned and receivables sold. Receivables owned or sold are the installment contract receivables originated from the retail sale of homes by the Company and independent dealers and purchases of contracts from unrelated financial institutions. Receivables owned generate interest income and, in certain cases, have been used to collateralize debt or to create a subordinated interest for the Company in a pool of receivables accounted for on a consolidated basis. Receivables sold are pooled and generate loan service revenues equal to the excess of principal and interest collected over the amount required to be remitted to investors after deducting net credit losses. Servicing is retained by the Company in all cases. The change due to both rate and volume has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. Comparative fluctuations are given between the years ended June 30, 1995, 1994 and 1993:

                                        Rate/Volume Analysis
                                            (in thousands)

                           1995 vs 1994              1994 vs 1993
                        Increase (Decrease)      Increase (Decrease)
                              Due to                   Due to
                        -------------------      -------------------

                        Rate   Volume    Total   Rate    Volume   Total
                        ----   ------            ----    ------
Interest and loan
 servicing revenues:

 Receivables owned   $ 1,599  $(5,197) $(3,598) $(4,968) $   351  $(4,617)
 Receivables sold     (4,680)   8,344    3,664    1,526    6,657    8,183
 Master servicing
  contract             1,733   (2,160)    (427)  (1,466)   2,640    1,174
                     -------- -------- -------- -------- -------  --------
                     $(1,348) $   987  $  (361) $(4,908) $ 9,648  $ 4,740
                     ======== ======== ======== ======== =======  ========


     For the year ended June 30, 1995, interest and loan servicing revenues remained at $60 million. The average balance of receivables owned decreased 17% to $205 million with an increase in the weighted averaged interest rate to 12.7% from 11.6%. The average balance of receivables sold increased 34% to $881 million with a decrease in the weighted average loan service spread to 3.6% from 4.2%.

     Financial Services interest expense decreased $2.5 million, or 31%, to $5.5 million. Average debt collateralized by installment contract receivables dropped 30% to $52 million with a decrease in the weighted average interest rate to 10.6% from 10.8%. Loan covenants preclude prepaying these obligations.

     Gross profit margins in 1995 increased to 30.5% from 29.9% last year. The increase primarily results from a higher percentage of Clayton manufactured product sold to the Retail Group compared to new retail sales. In 1995, Manufacturing sales to Retail were 49.8% of new retail sales compared to 48.7% in 1994.

     Selling, general and administrative expenses were 30.4% and 30.1% of sales for the years ended June 30, 1995 and 1994, respectively. Expenses associated with the start up of two new plants in the fourth quarter and from additional reserves in the insurance group were the primary causes of the increase.

     No provision for credit losses and contingencies was made in 1995 or 1994 because excellent loss and delinquency experience of receivables for which the Company is directly or contingently liable. Net losses as a percentage of loans outstanding for fiscal 1995 dropped to 0.2% from 0.3% last year while delinquency rates on all loans remained constant at 2.0%. On June 30, 1995 reserves equaled 2.1% of outstanding loans owned or on which the Company has contingent liability.

     Inventories increased at June 30, 1995 from June 30, 1994:

                                                         Change
     Manufacturing Division                          (in millions)
     ----------------------
     Increase in raw materials                           $  .7
     Decrease in finished goods                            (.9)

     Retail Division
     ---------------

     Net increase of 27 Company-owned sales centers       10.1
     Increase in average inventory levels at 165
      Company-owned sales centers                          1.3

     Communities Division
     --------------------

     Acquisition of nine manufactured housing
      communities and related inventory                    1.5
     Decrease in average inventory levels at
      46 manufactured housing communities                 (1.6)
                                                         -----
                                                         $11.1
                                                         =====


Fiscal 1994 compared to Fiscal 1993

     Total revenues for the year ended June 30, 1994, increased 32% because of the 33% increase in manufactured housing sales and the 29% rise in financial services and other income.

     Net sales of the Retail Group rose 26% to $318 million primarily on a 15% rise in the average number of Company- owned retail centers open during the year, a 9% increase in the average home price, and a slight increase in the average number of homes sold per Company retail center. The rise in the average home price resulted from a continued shift in the product mix toward larger single and multi-section homes. Multi-section homes represented 30% of all homes sold by the Retail Group versus 28% in the prior year.

     During the year, the Company acquired or opened 23 retail locations while one unprofitable retail center was closed. The Company constantly evaluates specific local markets and opens, acquires, or closes retail centers as conditions warrant.

     Net sales of the Manufacturing Group to independent dealers increased 47% to $173 million as the number of homes sold rose 36% and the average wholesale price climbed 8%. The increase in the average home price came mainly from improved recouping of raw materials costs and a shift in the product mix toward the more-expensive multi-section home. Multi-section homes accounted for 34% of total shipments versus 31% last year.

     Net sales of the Communities Group rose 30% to $20 million on a 20% rise in unit sales and an 8% improvement in the average home price.

     The 29% growth in financial services and other income to $118 million from $92 million resulted principally from a $7 million increase in the gains on sale of installment contract receivables, net of amortization, from the wholly-owned finance subsidiary, Vanderbilt Mortgage and Finance, Inc. (VMF), a $5 million rise in rental revenues in the Communities operation, and a $10 million growth in earned insurance premiums and commissions.

     For the year ended June 30, 1994, interest and loan servicing revenues were up $5 million, or 9%, to $60 million. The average balance of receivables owned increased 1% to $248 million with a decrease in the weighted averaged interest rate to 11.6% from 13.6%. The average balance of receivables sold increased 32% to $658 million with an improvement in the weighted average loan service spread to 4.2% from 3.9%.

     Financial Services interest expense decreased $4 million, or 33%, to $8 million. Average debt collateralized by installment contract receivables dropped 35% to $74 million with an increase in the weighted average interest rate to 10.8% from 10.1%. Loan covenants preclude prepaying these obligations.

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

     No provision for credit losses and contingencies was made in 1994 or 1993 due to the excellent loss and delinquency experience of the receivables for which the Company is directly or contingently liable. Net losses as a percentage of loans outstanding for fiscal 1994 dropped to 0.3% from 0.6% last year while delinquency rates declined to 1.2% of contracts originated by VMF at June 30, 1994, versus 1.4% at the same time last year. On June 30, 1994 reserves equaled 2.3% of outstanding loans owned or on which the Company has contingent liability.

     Inventories increased at June 30, 1994 from June 30, 1993:

     Manufacturing Division                          (in millions)
     ----------------------
     Increase in raw materials                            $0.2
     Increase in finished goods                            2.5

     Retail Division
     ---------------

     Net increase of 22 Company-owned sales centers        8.0
     Increase in average inventory levels at 143
      Company-owned sales centers                          1.0

     Communities Division
     --------------------

     Acquisition of 13 manufactured housing
      communities and related inventory                    2.6
     Decrease in average inventory levels at
      33 manufactured housing communities
      and related inventory                               (1.7)
                                                         ------
                                                         $12.6
                                                         ======

Fourth Quarter Results

     The increase in revenues and net income during the fourth quarters of fiscal 1995 and 1994 are not indicative of future operating trends but rather reflect the seasonality of the manufactured housing industry. In recent years, approximately 30% of the Company's sales have occurred in the fourth quarter.

Liquidity and Capital Resources

     During fiscal 1995, the Company originated and acquired approximately
$371 million of installment contract receivables. The Company financed these originations and acquisitions primarily with $377 million in proceeds from the pooling and sale of approximately $354 million of installment contract receivables. Additional funding came from operating cash flows and collections of installment contract receivables. The Company invested approximately: $15 million in the acquisition of nine properties for manufactured housing communities and $11 million in related rental units, $6 million for the opening of Company-owned retail centers, $18 million for the construction of three new plants and the improvement of existing manufacturing facilities and $1 million for other fixed assets using cash generated from operations.

     The Company expects to invest approximately $18 million in 1996 in the acquisition or construction of properties for manufactured housing communities, up to $8 million for new Company-owned retail centers, up to $6 million for the construction and improvement of manufacturing facilities and to originate $423 million of installment contract receivables. The Company anticipates meeting cash needs for 1996 and thereafter with cash flows from operations, current cash balances, and sales of installment contact receivables and GNMA certificates.


New Accounting Standard

     The Financial Accounting Standards Board issued a new accounting standard (SFAS No. 115) that revises the accounting for investment securities. The Company adopted SFAS No. 115 effective July 1, 1994. The accounting standard is discussed in Note 1 to the consolidated financial statements.

Effects of Inflation

Inflation has had an insignificant impact on the Company over the past several years.

QUARTERLY RESULTS (UNAUDITED)


                           First     Second   Third   Fourth
                          Sept 30    Dec 31   Mar 31  June 30    Year
                             (in thousands except per share data)
1995
Revenues                  $168,454  $177,478 $179,683 $232,477 $758,092
Operating income            27,200    27,191   35,060   42,447  131,898
Income before
 accounting change          18,225    18,165   22,310   28,300   87,000
Net income                $ 18,225  $ 18,165 $ 22,310 $ 28,300 $ 87,000
Income per share before
 accounting change:
 Primary                      $.24      $.24     $.29     $.38    $1.15
 Fully diluted                $.24      $.24     $.29     $.38    $1.15
Net Income per share:
 Primary                      $.24      $.24     $.29     $.38    $1.15
 Fully diluted                $.24      $.24     $.29     $.38    $1.15
Shares outstanding:
 Primary                    76,058    75,685   75,873   76,073   75,922
 Fully diluted              76,058    75,685   75,873   76,073   75,922
Price range of common stock:
 High                      $ 18.60   $ 15,90  $ 18.13  $ 18.00   $18.60
 Low                         14.20     12.30    14.00    15.38    12.30
 Close                     $ 15.20     15.75    17.13    16.38    16.38
Dividends per common share      --   $   .02  $   .02  $   .02   $  .06

1994

Revenues                  $135,959  $145,951 $150,236 $196,090 $628,236
Operating income            24,049    23,375   27,058   34,162  108,644
Income before
 accounting change          14,828    14,834   17,521   22,102   69,285
Net income                $ 17,828  $ 14,834 $ 17,521 $ 22,102 $ 72,285
Income per share
 before accounting change:
  Primary                     $.21      $.21     $.23     $.29     $.94
  Fully diluted               $.20      $.20     $.23     $.29     $.92
Net Income per share:
  Primary                     $.25      $.21     $.23     $.29     $.98
  Fully diluted               $.24      $.20     $.23     $.29     $.96
Shares outstanding:
  Primary                   71,669    71,929   74,371   76,628   73,649
  Fully diluted             76,651    76,839   76,826   76,628   76,736
Price range of common stock:
  High                      $19.68    $19.40   $21.30   $18.00   $21.30
  Low                        14.72     14.56    15.70    13.60    13.60
  Close                     $17.36    $19.40   $16.90   $14.10   $14.10
Dividends per common share      --        --       --       --       --


Ten Year Review

                           1995     1994     1993     1992     1991     1990     1989     1988     1987     1986

INCOME STATEMENT DATA:         (in thousands except per share and OTHER DATA)
Revenues:
  Net sales              $621,351 $510,153 $384,491 $296,849 $257,557 $219,443 $208,624 $196,110 $166,272 $152,742
  Financial services
   and other income       136,741  118,083   91,750   74,330   62,392   40,316   33,270   28,671   20,659   15,709
                         -------- -------- -------- -------- -------- --------  -------  -------  -------  --------
                          758,092  628,236  476,241  371,179  319,949  259,759  241,894  224,781  186,931  168,451
Cost and expenses:
  Cost of sales           431,826  357,698  267,201  206,049  176,374  153,786  147,982  138,468  117,538  108,886
  Selling, general
   and administrative     188,835  153,698  113,695   84,785   76,420   60,220   55,456   50,781   40,222   36,914
  Financial services
   interest                 5,533    8,196   11,819   16,585   18,198   11,595    9,911   10,127    6,628    5,658
  Provision for credit
   losses and
   contingencies                0        0        0    3,300    3,772    2,213    1,539    2,010    1,863    1,600
                         --------  -------  -------  -------  -------  -------  -------  -------  -------  -------
                          626,194  519,592  392,715  310,719  274,764  227,814  214,888  201,386  166,251  153,058
                         --------  -------  ------- --------  -------  -------  -------  -------  -------  -------

Operating income          131,898  108,644   83,526   60,460   45,185   31,945   27,006   23,395   20,680   15,393

Interest income (expense)   3,902     (359)    (170)    (317)    (592)    (575)  (1,042)  (1,073)    (838)    (276)
                         --------  -------  ------- --------- -------- -------- -------- -------- -------- --------

Income before income
  taxes                   135,800  108,285   83,356   60,143   44,593   31,370   25,964   22,322   19,842   15,117
Provision for income
  taxes                   (48,800) (39,000) (29,600) (20,800) (16,000) (11,500)  (9,714)  (8,370)  (9,486)  (6,741)
                         --------- -------- ------- --------- -------- -------  -------  -------  ------- --------
Income before
 accounting change         87,000   69,285   53,756   39,343   28,593   19,870   16,250   13,952   10,356    8,376
Cumulative effect of
 accounting change              0    3,000        0        0        0        0        0        0        0        0
                         --------  -------  ------- -------- -------- --------  -------  -------  -------   ------

Net income               $ 87,000  $72,285 $ 53,756 $ 39,343 $ 28,593 $ 19,870  $16,250  $13,952  $10,356   $8,376
                         ========  ======= ======== ======== ======== ========  =======  =======  =======   ======

Income before accounting
 change per share:
  Primary                   $1.15    $ .94   $  .75  $   .58   $  .52  $   .40   $  .34  $   .29  $   .21   $  .18
  Fully diluted             $1.15    $ .92   $  .73  $   .57   $  .47  $   .36   $  .30  $   .26  $   .19   $  .18
Net income per common share:
  Primary                   $1.15    $ .98   $  .75  $   .58   $  .52  $   .40   $  .34  $   .29  $   .21   $  .18
  Fully diluted             $1.15    $ .96   $  .73  $   .57   $  .47  $   .36   $  .30  $   .26  $   .19   $  .18
Average shares outstanding:
  Primary                  75,922   73,649   71,360   67,772   55,624   49,161   48,864   48,775   49,835   49,610
  Fully diluted            75,922   76,736   76,343   72,755   64,623   61,551   61,405   61,573   58,388   52,474
Dividends per common share  $ .06       --       --       --       --       --       --       --       --       --
BALANCE SHEET DATA:
  Total assets           $761,151 $701,148 $587,032 $554,780 $488,817 $339,099 $294,754 $275,835 $232,159 $164,835
  Long-term obligations    48,737   70,680  137,038  192,931  227,444  177,374  163,471  157,153  132,220   85,225
  Shareholders' equity   $544,187 $462,154 $348,630 $292,950 $200,992 $108,334 $ 87,462 $ 70,651 $ 58,530 $ 49,257

OTHER DATA:

 Company-owned sales centers  192      165      143      127      123       96       99      100       88       86
 Independent dealers          421      372      371      312      330      322      269      245      240      218
 Manufacturing plants          16       13       13       11       10       10       10       10        8        7


 REPORT OF INDEPENDENT ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of Clayton Homes, Inc. and Subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clayton Homes, Inc. and Subsidiaries as of June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for securities and income taxes in 1995 and 1994, respectively.


                                                        COOPERS & LYBRAND L.L.P.
                                                            Knoxville, Tennessee
                                                                 August 18, 1995


CLAYTON HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                  June 30,
                                            1995            1994
                                            ----            ----
                                               (in thousands)
ASSETS

Cash and cash equivalents                  $ 49,394         $ 38,922
Receivables, principally installment
 contracts and residual interests,
 net of reserves for credit
 losses of $ 8,329 and $9,877
 and unamortized discount of $9,001
 and $12,022                                343,408          354,114

Inventories                                  88,455           77,317
Securities held-to-maturity, approximate
 market value of $20,193 and $19,850         20,361           10,850
Property, plant and equipment, net          166,048          129,883
Other assets                                 93,485           90,062
                                           --------         --------

Total assets                               $761,151         $701,148
                                           ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY

 Accounts payable and accrued liabilities  $ 63,949         $ 55,844
 Long-term obligations                       48,737           70,680
 Deferred income taxes                        9,382            7,258
 Other liabilities                           94,896          105,212
                                           --------         --------

Total liabilities                           216,964          238,994
Shareholders' equity
 Preferred stock, $.10 par value,
  authorized 1,000 shares, none issued          ---              ---
 Common stock, $.10 par value,
  authorized 100,000 shares, issued
  75,570 at June 30, 1995 and
  60,240 at June 30, 1994                     7,557            6,024

 Additional paid-in capital                 170,169          171,994
 Retained earnings                          366,461          284,136
                                           --------         --------

Total shareholders' equity                  544,187          462,154
                                           --------         --------

Total liabilities and
 shareholders' equity                      $761,151         $701,148
                                           ========         ========


The accompanying notes are an integral part of these consolidated financial statements.

CLAYTON HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                         Year ended June 30,
                                  1995          1994          1993
                                  ----          ----          ----
                                (in thousands except per share data)
Revenues:
   Net sales                    $621,351      $510,153      $384,491
   Financial services and
    other income                 136,741       118,083        91,750
                                --------      --------      --------
                                 758,092       628,236       476,241
 Costs and expenses:
   Cost of sales                 431,826       357,698       267,201
   Selling, general
    and administrative           188,835       153,698       113,695
   Financial services interest     5,533         8,196        11,819
                                 -------       -------       -------


                                 626,194       519,592       392,715
                                --------      --------      --------

Operating income                 131,898       108,644        83,526

Interest income (expense), net     3,902          (359)         (170)
                                --------      --------      ---------
Income before income taxes and
   cumulative effect of change
   in method of accounting       135,800       108,285        83,356
Provision for income taxes       (48,800)      (39,000)      (29,600)
                                --------      --------      --------
Income before change in method
   of accounting                  87,000        69,285        53,756
Change in method of accounting
   for income taxes                  ---         3,000           ---
                                --------       -------       -------
Net Income                      $ 87,000       $72,285       $53,756
                                ========       =======       =======

Income per common share
  before change in method of
  accounting:
    Primary                     $   1.15       $   .94       $   .75
    Fully diluted               $   1.15       $   .92       $   .73
Cumulative effect of change in
  method of accounting per
  common share:
    Primary                     $     --       $   .04       $    --
    Fully diluted               $     --       $   .04       $    --
Net income per common share:
    Primary                     $   1.15       $   .98       $   .75
    Fully diluted               $   1.15       $   .96       $   .73
Average shares outstanding:
    Primary                       75,922        73,649        71,360
    Fully diluted                 75,922        76,736        76,343

The accompanying notes are an integral part of these consolidated financial statements.


CLAYTON HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                        Total                Additional
                        Shareholders' Common  Paid-in    Retained
                         Equity        Stock  Capital    Earnings
                        ------------  ------ ----------  --------
                                     (in thousands)
Balance at June 30, 1992   $292,950  $3,567   $131,288   $158,095
 Net income                  53,756     ---        ---     53,756
 Five-for-four stock split      ---     896       (896)       ---
 Issuances related to
  stock incentive,
  employee benefit plans
  and other                   1,924      19      1,905        ---
                           --------  ------   --------   --------

Balance at June 30, 1993    348,630   4,482    132,297    211,851
 Net income                  72,285     ---        ---     72,285
 Five-for-four stock split      ---   1,126     (1,126)       ---
 Conversion of subordinated
  debt                       40,265     398     39,867        ---
 Purchase of 210 shares of
 common stock                (4,175)    (21)    (4,154)       ---
 Issuances related to
  stock incentive,
  employee benefit plans
  and other                   5,149      39      5,110        ---
                            -------   -----    -------    -------

Balance at June 30, 1994    462,154   6,024    171,994    284,136
 Net income                  87,000     ---        ---     87,000
 Five-for-four stock split      ---   1,505     (1,505)       ---
 Purchase of 317 shares
 of common stock             (5,156)    (32)    (5,124)       ---
 Dividends declared
  ($.06 per share)           (4,675)    ---        ---     (4,675)
 Issuances related to
  stock incentive, employee
  benefit plans and other     4,864      60      4,804       ---
                            -------   -----    -------    -------
Balance at June 30, 1995    544,187   7,557    170,169    366,461



The accompanying notes are an integral part of these consolidated financial statements.

CLAYTON HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Year ended June 30,
                                              1995       1994      1993
                                              ----       ----      ----
                                                    (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                $87,000    $72,285   $53,756
    Adjustments to reconcile net income
    to net cash provided by
     operating activities:
     Depreciation and amortization             8,296      6,679     4,991
     Gain on sale of installment contract
      receivables, net of amortization       (14,744)   (16,276)   (9,472)
     Stock issued for profit-sharing
      401(k) contribution                      3,281      2,171     1,682
     Deferred income taxes                     2,124      2,924     2,200
     Cumulative effect of change in
      method of accounting for income taxes     ---      (3,000)      ---
     Increase in other receivables, net      (22,964)   (13,290)  (12,750)
     Increase in inventories                 (11,138)   (12,590)  (12,403)
     Increase in accounts payable and
      accrued liabilities                      6,906     21,393     5,116
     Other                                     1,390     28,908    20,529
                                            --------    --------  --------
    Cash provided by operations               57,371     89,204    53,649
     Origination of installment contract
      receivables                           (345,260)  (292,435) (230,733)
     Proceeds from sales of originated
      installment contract receivables       369,873    262,346   195,037
     Principal collected on originated
      installment contract receivables        25,003     33,046    34,442
                                            --------    -------  --------
   Net cash provided by operations           106,987     92,161    52,395

CASH FLOWS FROM INVESTING ACTIVITIES:

   Acquisition of installment contract
     receivables                             (26,074)  ( 91,882) ( 21,258)
   Proceeds from sales of acquired
    installment contract receivables           7,112     57,588    14,371
   Principal collected on acquired
    installment contract receivables          17,760     15,098    15,376
   Acquisition of partnership interest,
    net of debt                                  ---        ---    (9,748)
   Acquisition of property, plant and
    equipment, net                           (44,462)   (35,601)  (22,705)
   Decrease (increase) in restricted cash
    and investments                            3,141    (21,149)  ( 4,736)
                                            --------   ---------  --------

   Net cash used in investing
    activities                               (42,523)  ( 75,946)  (28,700)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Dividends Paid                             (3,162)       ---       ---
   Proceeds from short term borrowings       111,394    106,319     2,202
   Repayment of short-term borrowings       (136,394)   (83,521)      ---
   Repayment of debt collateralized by
    installment contract receivables         (21,943)   (26,368)  (60,868)
   Issuance of stock for incentive plans
    and other                                 (1,269)    (1,784)      242
   Repurchase of common stock                 (5,156)    (4,175)      ---
                                            --------    -------   -------

   Net cash used by financing activities     (53,992)    (5,961)  (58,424)
                                            --------    -------   -------
   Net increase (decrease) in cash and
    cash equivalents                          10,472     10,254   (34,729)
    Cash and cash equivalents at
    beginning of year                         38,922     28,668    63,397
                                            --------    -------   -------
   Cash and cash equivalents
    at end of year                          $ 49,394    $38,922   $28,668
                                            ========    =======   =======


   Supplemental disclosures of cash flow information:

     Cash paid during the year for:
        Interest                            $  5,823    $10,049   $16,176
        Income taxes                        $ 54,725    $22,441   $25,047

   Supplemental disclosure of non-cash activities: In 1995 and 1994, pass-through certificates aggregating $9,500 and $10,850, respectively, were received coincidental with the sale of receivables.


The accompanying notes are an integral part of these consolidated financial statements.

CLAYTON HOMES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Consolidated Financial Statements

     The consolidated financial statements include the accounts of Clayton Homes, Inc. (CHI) and its wholly-owned subsidiaries. Financial Services subsidiaries consist of Vanderbilt Mortgage and Finance, Inc. (VMF), a finance subsidiary, and Vanderbilt Life Insurance Company (VLIC), Vanderbilt Life and Casualty Insurance Co., Ltd. (VLAC), and Vanderbilt Property and Casualty Insurance Co., Ltd. (VPC), insurance subsidiaries. CHI and its subsidiaries are collectively referred to as the Company. Significant intercompany accounts and transactions have been eliminated in the financial statements. The Company operates in three principal business segments: Manufactured Housing, Financial Services, and Communities.

     - Parent Company

     Condensed financial information of CHI with VMF, VLIC, VLAC and VPC accounted for on the equity basis is as follows:

CONDENSED BALANCE SHEETS                         June 30,
                                             1995       1994
                                              (in thousands)
Cash and cash equivalents                  $47,576     $ 37,905
Receivables                                 49,210       21,999
Inventories                                 88,455       77,317
Advances to unconsolidated subsidiaries     48,000       48,000
                                           -------     --------

  Current assets                           233,241      185,221

Investments in and advances to
 unconsolidated subsidiaries               230,039      235,056
Property, plant and equipment,
 at cost, net                              166,048      129,883
                                          --------     --------

Total assets                              $629,328     $550,160
                                          ========     ========


Short-term obligations                     $   106     $ 25,144
Accounts payable                            41,060       28,803
Accrued expenses and other liabilities       9,924       16,443
Federal and state income taxes               2,824        1,366
                                           -------     --------

  Current liabilities                       53,914       71,756

Long-term obligations less current
 maturities                                  4,991        5,089
Notes payable to unconsolidated
 subsidiaries                               17,415        7,053
Reserve for credit losses and contingencies  3,825        2,650
Deferred income taxes                        4,996        1,458
Shareholders' equity                       544,187      462,154
                                           -------     --------
Total liabilities and
 shareholders' equity                     $629,328     $550,160
                                          ========     ========


CONDENSED STATEMENTS OF INCOME

                                          Year ended June 30,
                                       1995      1994      1993
                                       ----      ----      ----
                                             (in thousands)
Revenues:
 Net sales                          $621,351   $510,153  $384,491
 Equity in net income of
  unconsolidated subsidiaries         19,331     34,066    27,062
 Insurance commissions, rent
  and other                           65,773     34,026    27,659
 Interest and dividend income         10,188      5,965     4,252
                                     -------   --------  --------
                                     716,643    584,210   443,464
Costs and expenses:
 Cost of sales                       431,826    357,697   267,201
 Selling, general and administrative 162,517    134,773   105,842
Interest                               ---          655     1,425
                                    --------   --------  --------
                                     594,343    493,125   374,468
                                    --------   --------  --------

Income before income taxes           122,300     91,085    68,996
Provision for income taxes           (35,300)   (21,800)  (15,240)
                                    --------   --------- ---------
Income before accounting change       87,000     69,285    53,756
Cumulative effect of accounting
 change                                ---        3,000       ---
                                    --------   --------  --------
Net income                          $ 87,000   $ 72,285  $ 53,756
                                    ========   ========  ========


     - Subsidiaries

     The following information is provided for the consolidated financial services subsidiaries. Such subsidiaries consist of VMF, VLIC, VLAC and VPC. Through VMF, CHI arranges to finance a portion of its retail sales. VLIC, VLAC and VPC reinsure risk on credit life and physical damage insurance policies issued by a non-related insurance company (a ceding company) principally connected with credit sales. The financial statements of the Manufactured Home Contracts 1990-1 Trust, CABS, Inc., and Vanderbilt SPC, Inc. special purpose finance subsidiaries of VMF, are also included in the condensed combined financial statements below. Condensed combined financial information for these subsidiaries is as follows:

 Condensed Combined Balance Sheets

                                             June 30,
                                         1995       1994
                                         ----       ----
                                          (in thousands)
Installment contract receivables, net
 of reserve for credit losses of $5,900
 and $7,227 and unamortized discount
 of $9,001 and $12,022
 (pledged $75,000 and $100,000
 at June 30, 1995, and 1994,
 respectively)                         $296,627   $335,785
Other assets                            116,445    104,907
                                       --------   --------
    Total assets                       $413,072   $440,692
                                       ========   ========


Notes payable collateralized by
 installment contract receivables      $ 43,640   $ 65,447
Unearned premiums                        31,901     25,257
Other liabilities                        79,543     77,831
Due to CHI                              122,598    155,934
Shareholder's equity                    135,390    116,223
                                       --------   --------
      Total liabilities and
      shareholder's equity             $413,072   $440,692
                                       ========   ========


 Condensed Combined Statements of Income

                                          Year ended June 30,
                                      1995       1994       1993
                                      ----       ----       ----
                                            (in thousands)
Revenue                            $71,936    $84,657    $64,684
Expenses:
  Interest expense                  10,485     12,422     16,375
  Other                             28,620     20,969      6,887
  Income taxes                      13,500     17,200     14,360
                                   -------    -------    -------
                                    52,605     50,591     37,622
                                   -------    -------    -------

Net income                         $19,331    $34,066    $27,062
                                   =======    =======    =======




     VMF paid CHI endorsement fees of $13,784,000 in 1995; $10,414,000 in 1994;
and $8,222,000 in 1993.  VMF also paid interest to CHI of $9,365,000 in 1995:
$7,136,000 in 1994; and $4,555,000 in 1993. Such intercompany payments have been eliminated in the consolidated financial statements but are expensed on VMF's separate financial statements to arrive at operating income for the Financial Services Group.

     Estimated principal receipts under installment contract receivables for each of the five fiscal years subsequent to 1995 are as follows:

            1996                 $170,000,000
            1997                   21,000,000
            1998                   18,000,000
            1999                   14,000,000
            2000                    6,000,000

     The estimated principal receipts are based on the scheduled payments and estimated prepayments of principal of the installment contract receivables. Estimated principal receipts for the year ending June 30, 1996 include amounts relating to the sale of $185 million of installment contract receivables in August 1995.

     VMF provides servicing for investors in installment contract receivables. Total contracts serviced at June 30, 1995 and 1994, including contracts held for investment, were approximately $1,434 and $1,316 million, respectively.

Income Recognition

     Sales to independent dealers of homes produced by CHI are recognized as revenue upon shipment. Retail sales are recognized when cash payment is received or, in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the customer enters into an installment sales contract. Most of these installment sales contracts, which are normally payable over 36 to 180 months, are financed by VMF.

     As is customary in the manufactured housing industry, CHI receives from VMF, and other financial institutions endorsement fees over the lives of installment contract receivables in consideration for CHI's guaranty of such installment contract receivables. Additionally, CHI receives agent's commissions on physical damage and credit life insurance sold to manufactured home purchasers. Premiums from credit life and physical damage insurance policies reinsured by VLIC, VLAC and VPC, which represent single payment contracts with terms of one to five years, are recognized as income over the terms of the contracts. Claims and expenses are matched to recognize profits over the life of the contracts. This matching is accomplished by means of the deferral and recognition of unearned premiums and the deferral and amortization of policy acquisition costs.

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

     Installment contract receivables held for sale of $154,356,000 and $189,372,000 in 1995 and 1994, respectively, are carried at the lower of aggregate cost or market. Certain of the installment contract receivables are purchased in bulk at a discount. The purchase discounts are allocated between unamortized discount and the reserve for credit losses based on management's assessment of risks existing in the portfolio. Unamortized discount is amortized into revenue over the life of the related portfolio after giving consideration to anticipated prepayments. Adjustments between the reserve for credit losses and unamortized discount are made to reflect changes in the estimated collectibility of each portfolio purchased.

     Most of the installment contract receivables are with borrowers in the southern portion of the United States and are collateralized by manufactured homes.

     Interest income on installment contract receivables is recognized by a method which approximates the interest method. Service fee income is recognized as the service is performed.

Investment Securities

     Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS No. 115), Accounting for Certain Investments in Debt and Equity Securities. Investments in certain debt and equity securities are classified as either Held-to-Maturity (reported at amortized cost), Trading (reported at fair value with unrealized gains and losses included in earnings), or Available-for-Sale (reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity).

     Premiums and discounts on debt securities are recognized in interest income on the level interest yield method over the period to maturity.

     Gains and losses on the sale of securities are determined using the specific identification method.

Inventories

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

Land improvements.................................3-28 years

Buildings.........................................7-25 years

Furniture and equipment...........................3-10 years


Warranty Obligation

     Manufactured Housing warrants its homes against manufacturing defects for a period of one year commencing at the time of the retail sale. Warranty costs are accrued for sales to independent dealers. Warranty costs related to the sales at company-owned retail centers are not material and are recognized as incurred.

Income Taxes

     Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate. The adoption resulted in a decrease in the deferred tax liability and an increase in income of $3 million in fiscal 1994.

Reserves for Credit Losses and Contingent Liabilities

     Reserves for credit losses are established related to installment contract receivables. Actual credit losses are charged to the reserves when incurred. The reserves established for such losses are determined based on the Company's historical loss experience after adjusting for current economic conditions. Management, in assessing the loss experience and economic conditions, adjusts reserves through periodic provisions. The Company also maintains a reserve for contingent liabilities related to guarantees of installment contract receivables sold with recourse. Reserves and the applicable provisions related to guarantees are considered as part of the Manufactured Housing business segment.

Earnings Per Share

     Primary earnings per share are computed based on the weighted average number of shares of common stock outstanding during the periods presented, including common share equivalents arising from stock options. Fully diluted earnings per share for 1994 and 1993 have been computed assuming conversion of the Company's convertible subordinated debentures (called in the third quarter of fiscal 1994). The fully diluted computation adds to net income the interest expense (net of income tax) on the debentures.

Cash Equivalents

     For purposes of the statements of cash flows, all unrestricted highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Other

     Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 presentation.

     Per share and share data have been retroactively adjusted to reflect a 5-for-4 stock split effected as a 25% stock dividend in December 1994.

Note 2 - Inventories

     Inventories at June 30, 1995, and 1994 are as follows:

                                          1995         1994
                                          ----         ----
                                           (in thousands)
 Manufactured homes:
  New                                    $65,735     $55,651
  Previously-owned                        11,259      10,953
 Raw materials                            11,461      10,713
                                         -------     -------
                                         $88,455     $77,317
                                         =======     =======


     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $15,402,000 and $11,972,000 at June 30, 1995, and 1994, respectively.

Note 3 - Securities

     At June 30, 1995 and 1994, manufactured housing contract senior/subordinate pass-through certificates have been classified in the consolidated financial statements according to management's intent.

These securities can be reasonably expected to mature after ten years.

Note 4 - Property, Plant and Equipment

     Property, plant and equipment at June 30, 1995, and 1994 are as follows:

                                        1995         1994
                                        ----         ----
                                          (in thousands)
Land and improvements                  $108,968    $ 92,277
Buildings                                71,292      49,395
Furniture and equipment                  19,679      15,393
                                       ---------   --------
                                        199,939     157,065
Less: accumulated depreciation
 and amortization                       (33,891)    (27,182)
                                       ---------   --------
                                       $166,048    $129,883
                                       =========   ========


   Depreciation charged to operations was $8,296,000, $6,656,000, and $4,900,000 for each of the years ended June 30, 1995, 1994, and 1993, respectively. Included in Property, Plant and Equipment are $11 million of assets acquired from the Company's principal shareholder during fiscal 1994.
Note 5 - Long-Term Obligations

   Long-term obligations at June 30, 1995, and 1994 are summarized as follows:

                                           1995        1994
                                           ----        ----
CHI                                          (in thousands)
10% note payable due June 1, 1998           4,866      4,960
Other notes payable                           231        273
                                          -------    -------
                                            5,097      5,233

VMF
Debt collateralized by
 installment contract receivables:

  Demand note payable to Clayton Employees
     Savings Plan at prime                  3,000      3,000
  Maturing in fiscal years through:
     1996 to 2004: weighted average
      rate of 10.04% at June 30, 1995      33,264     40,623
     1995 to 2005: 9.4% REMIC trust
      senior certificates                   2,855     13,699
     1996 to 2002: adjustable rates,
      weighted average rate of 10.31% at
      June 30, 1995, weighted average
      maximum rate 15.03% at June 30, 1995  2,147      4,768
     1996 to 2001: adjustable rates,
      average rate of 8.03%
      at June 30, 1995, no maximum rate     2,374      3,357
                                          -------    -------
                                           43,640     65,447
                                          -------    -------

Total                                    $ 48,737   $ 70,680
                                         ========   ========



     Expected principal payments of long-term debt of VMF for the five fiscal years subsequent to 1995 and thereafter are as follows:

            1996              11,000,000
            1997               7,000,000
            1998               8,000,000
            1999               5,000,000
            2000               3,000,000
            Thereafter         9,640,000

     The estimated principal payments on the debt of VMF are based on the scheduled payments and estimated prepayments of principal of the installment contract receivables collateralizing such debt. Certain debt agreements require fixed payments which approximate the scheduled payments of the underlying installment contract receivables.

     On March 1, 1994, the Company called for redemption all of its 7.75% convertible subordinated debentures due 2003. Substantially all of the $40 million of such debentures converted into approximately five million shares of common stock.

     Certain of the long-term obligations have various covenants relating to working capital, total indebtedness and dividend payments. At June 30, 1995, the aggregate amount of earnings available for cash dividends or for repurchase of Company stock was approximately $368 million.

Note 6 - Reserves for Credit Losses and Contingent Liabilities

     An analysis of the reserve for losses on installment contract receivables and reserve for contingent liabilities for the years ended June 30, 1995, 1994 and 1993 is as follows:

                                 1995        1994         1993
                                 ----        ----         ----
                                        (in thousands)
Balance, beginning of year     $14,082     $17,229      $25,279
 Provision                        ---          ---          ---
 Losses, net of recoveries
  applicable to installment
  contract receivables:
   Purchased                    (1,900)     (2,230)      (4,092)
   Other                          (287)       (526)      (1,126)
 Reserves transferred (to)
  from unamortized discount       ---       (1,598)         690
 Reserves associated with
  receivables purchased (sold)    ---        1,207       (3,522)
                               -------     -------      -------

Balance, end of year           $11,895     $14,082      $17,229
                               =======     =======      =======

 Reserves for credit losses    $ 8,329     $ 9,877      $11,692
 Reserve for contingencies       3,566       4,205        5,537
                               -------     -------      -------

                               $11,895     $14,082      $17,229
                               =======     =======      =======




     The reserves for credit losses are netted against receivables and the reserve for contingencies is included in other liabilities on the consolidated balance sheets.

    The Company is contingently liable as guarantor on installment contract receivables sold with recourse. The installment contract receivables and related contingent liabilities are shown in the table below.

                Total Installment                     Contingent
              Contract Receivables    Contingent       Liabilities
                 (in thousands)       Liability %    (in thousands)
              --------------------    -----------    --------------
               June 30, 1995

                $ 11,000                87% - 100%        $10,000
                  98,000                11% - 30%          23,000
                 159,000              10% and below        16,000
                --------                                  -------

                $268,000                                  $49,000
                ========                                  =======


               June 30, 1994

                $ 20,000                   100%           $ 20,000
                 122,000                11% - 30%           28,000
                 147,000             10% and below          15,000
                --------                                   -------
                $289,000                                  $ 63,000
                ========                                  ========




     Proceeds from receivables sold with recourse amounted to $7 million, $20 million and $34 million, during 1995, 1994 and 1993, respectively.

     Approximately 97% of the installment contract receivables both owned and sold with recourse have fixed rates of interest and approximately 3% are at variable rates of interest based on either the prime rate, U.S. Treasury rates or LIBOR.

     Approximately 99% of the Company's servicing arrangements are based on interest spreads with fixed rates or variable rates with ceilings while the remaining 1% have variable rates which provide for no minimum or maximum rate of interest.

Note 7 -- Shareholders' Equity

Stock Option Plan

     In 1983, 1985 and 1991, the Company established Stock Option Plans for a total of 5,514,770 shares of common stock which provide for granting "incentive stock options" or "non-qualified options"and stock appreciation rights to officers and key employees of the Company. In addition, non-eligible members of the Board of Directors have, with shareholder approval of prices and provisions for exercise, granted options to purchase shares of common stock to the Company's non-management directors. The option prices were established at not less than the fair market value as of the date of grant. Options are exercisable after one or more years and expire no later than 10 years from the date of grant.

     Activity and price information regarding the plans follow:


                                            Stock Option
                             Shares         Price Range
Balance June 30, 1992      2,396,581      $ 1.31 - $ 9.86
 Granted                     318,518      $ 9.86 - $14.46
 Exercised                  (245,114)     $ 1.31 - $ 7.47
 Cancelled                  (122,917)     $ 1.31 - $14.46
                           ------------------------------
Balance June 30, 1993      2,347,068      $ 1.31 - $14.46
 Granted                     606,656      $14.72 - $20.20
 Exercised                  (441,580)     $ 1.31 - $14.46
 Canceled                    (41,400)     $ 1.31 - $20.20
                           ------------------------------
Balance June 30, 1994      2,470,744      $ 1.31 - $20.20
 Granted                     378,093      $14.10 - $15.90
 Exercised                  (444,165)     $ 1.31 - $14.46
 Canceled                   (170,074)     $ 1.81 - $20.20
                           ------------------------------
Balance June 30, 1995      2,234,598      $ 1.81 - $18.60

     Options available for future grant at June 30, 1995 and 1994 were 1,352,642 and 1,358,165, respectively.

     At June 30, 1995, and 1994 options for 825,150 and 591,607 shares, respectively, were exercisable. Options were held by 330 persons at June 30, 1995.

Stock Purchase Plan

     In 1986 the Company established an employee stock purchase plan for a total of 2,384,188 shares of common stock. The Stock Purchase Plan was suspended during 1992. At June 30, 1995, there were 1,246,241 shares reserved for the plan.


Note 8 - Income Taxes

     Components of the provision for income tax for each of the three years ended June 30, 1995, 1994 and 1993 are as follows:

                              1995      1994      1993
                              ----      ----      ----
                                   (in thousands)
Current tax provisions:
   Federal                  $41,292   $32,772   $24,798
   State                      5,384     3,304     2,602
                            -------   -------   -------
                             46,676    36,076    27,400


Deferred tax provision        2,124     2,924     2,200
                            -------   -------   -------
                            $48,800   $39,000   $29,600
                            =======   =======   =======

     The sources and tax effect of temporary differences at June 30, 1995 and 1994 are as follows:

(in thousands)                                          1995         1994
                                                        ----         ----
Reserves for credit losses and contingencies
 and discounts                                        $ 8,072      $10,084
Insurance reserves                                      3,051        1,650
Unearned premiums                                       3,176         --
                                                       ------      -------
  Total deferred tax assets                            14,299       11,734
                                                       ------      -------

Residual interest in installment
 contract receivables                                 (17,876)     (14,611)
Deferred costs                                        ( 2,679)      (1,053)
Other                                                 ( 3,126)      (3,328)
                                                      -------      -------
  Total deferred tax liabilities                      (23,681)     (18,992)
                                                      -------      -------
  Net deferred tax liability                          $(9,382)     ($7,258)
                                                      =======      =======


     The provision for income taxes reflected in the financial statements differs from income taxes calculated at statutory federal income tax rates of 35% in 1995 and 1994 and 34% in 1993 as follows:

                                    1995      1994      1993
                                    ----      ----      ----
                                         (in thousands)
Income taxes at statutory rate    $47,530   $37,900   $28,758
State income taxes, net of
 federal benefit                    3,769     2,313     1,704
Other, net                         (2,499)   (1,213)     (862)
                                  -------   -------   -------
                                  $48,800    39,000   $29,600
                                  =======   =======   =======


     In 1993, the deferred income provision resulted from timing differences in the recognition of revenues and expenses for tax and financial statement purposes principally related to provisions for credit losses and contingencies, and fees for future servicing.


Note 9 - Employee Benefit Plans

     The Company has a 401(k) profit-sharing plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions accrued were $3,461,000, $2,171,000, and $1,689,000, for the years ended June 30, 1995,
1994, and 1993, respectively.

Note 10 - Commitments and Contingencies

Leases

     Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2009. Total rental expense under operating leases was $2,721,000 in 1995, $2,159,000 in 1994, and $3,100,000 in
1993. The following is a schedule of minimum rental commitments under non-cancelable operating leases, primarily for retail centers, in effect at June 30, 1995:

            1996                        2,235,000
            1997                        1,706,000
            1998                        1,276,000
            1999                          808,000
            2000                          421,000
            2001 and thereafter         1,608,000


Repurchase Agreements

     Institutions financing independent dealer purchases require the Company to execute repurchase agreements. As a result of these agreements, the Company is contingently liable for repurchasing homes in the event of a default by the dealer to the lending institution. These agreements are customary in the manufactured housing industry, and the Company's losses in the past have not been significant.


Guarantor of Installment Contract Receivables

     Please see discussion of contingencies at Note 6.

Note 11 - Industry Segment Information

     The Company operates in three major business segments: Manufactured Housing, Financial Services and Communities. The Manufactured Housing segment is engaged in the production, wholesale and retail sale of manufactured homes. Financial Services is composed of VMF, which is engaged in retail financing of manufactured homes, and VLIC, VLAC and VPC which reinsure risk on credit life and physical damages insurance policies. Communities is engaged in marketing and management of manufactured housing communities. Operating income consists of total revenues less cost of sales, operating expenses and financial interest expense. The following items have not been included in the computation of operating income: non-operating income and expenses and income taxes. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of short-term investments.

     Information concerning operations by industry segment follows:

                          Manufactured  Financial
                            Housing     Services  Communities  Corporate    Total
1995

Revenues                     $621,474   $ 88,749   $ 47,869    $  ---      $758,092
Intersegment income            11,406        274      1,194     (12,874)       ---
Operating income               67,898     54,800      9,200       ---       131,898
Identifiable assets           176,632    413,072    122,408      49,039     761,151
Depreciation and amortization   5,132      ---        3,164       ---         8,296
Capital expenditures           21,933      ---       22,529       ---        44,462

1994

Revenues                     $510,329   $ 80,741    $ 37,166    $    ---   $628,236
Intersegment income            19,630        ---       1,224     (20,854)       ---
Operating income               48,183     53,620       6,841         ---    108,644
Identifiable assets           122,101    440,690      99,032      39,325    701,148
Depreciation and amortization   4,005        ---       2,674         ---      6,679
Capital expenditures           12,777        ---      22,824         ---     35,601

1993

Revenues                     $384,235   $ 64,684    $ 27,322   $     ---   $476,241
Intersegment income            14,162        ---       1,041     (15,203)       ---
Operating income               37,229     41,422       4,875         ---     83,526
Identifiable assets           104,067    383,371      69,521      30,073    587,032
Depreciation and amortization   3,235        ---       1,756         ---      4,991
Capital expenditures           10,301        ---      27,127         ---     37,428


Note 12 - Other assets and liabilities

     At June 30, 1995 and 1994, other assets and liabilities consisted of:

                                                   1995          1994
                                                   ----          ----
                                                     (in thousands)
Other Assets

 Restricted cash and investments                 $ 66,214        $69,354
 Interest receivable and future
   servicing rights                                17,373         12,672
 Deferred debt costs and prepaid expenses           6,845          3,314
 Other                                              3,053          4,722
                                                 --------        -------
                                                 $ 93,485       $ 90,062
                                                 ========       ========


Other Liabilities

 Investors payable                               $ 37,492        $24,067
 Reserve for contingencies (Note 6)                 3,566          4,205
 Escrow deposits                                   13,721         13,904
 Unearned insurance premiums                       31,901         25,257
 Short-term borrowing                               ---           25,000
 Other                                              8,216         12,779
                                                 --------       --------
                                                 $ 94,896       $105,212
                                                 ========       ========

     Restricted cash and investments represent reserves required by: 1) certain VMF servicing and debt agreements to be maintained until such time as specified minimum repayments have been made, 2) trust account cash balances required by certain VMF servicing agreements, and 3) insurance reserves required by escrow or trust agreements.

     The Company has lines of credit totalling $60 million for working capital and letter of credit needs of which $127,653 in letters of credit was outstanding at June 30, 1995, and $25 million in working capital draws was outstanding at June 30, 1994. As of June 30, 1995 the outstanding letters of credit bore interest at 0.5% and as of June 30, 1994, the $25 million bore interest at an average rate of 4.9% based on the bank's transactional rates.

Note 13 - Fair Value Disclosure of Financial Instruments

     Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures About Fair Value of Financial Instruments," requires that CHI disclose the estimated fair values of its financial instruments. The following methodologies and assumptions were used by CHI to estimate its fair value disclosures for financial instruments.

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


Future Servicing Rights Receivable

     Residual Interest in Installment Contract Receivables - Residual interest in installment contract receivables are calculated using prepayment, default and interest rate assumptions that the Company believes are appropriate at the time of the sale of the installment contract receivables. Projected performance is monitored after the sale; the Company alters the underlying rate at which the future estimated cash flows are discounted once the sale has been recorded. The fair value primarily revolves around an appropriate discount rate to be applied to the asset as a whole.

The Company used a discount rate and such other assumptions as it believed to be used for similar instruments. The Company has estimated the fair value of its residual interests in installment contract receivables to approximate its carrying value as of June 30, 1995 and 1994.

Contracts Held For Sale and as Collateral

     Contracts held for sale are generally recent originations or purchased portfolios which will be sold with limited or no recourse during the following year. CHI does not charge fees to originate loans, and, as such, its contracts have origination rates in excess of rates on the securities into which they will be pooled. CHI estimates the fair value of the contracts held for sale using expected future cash flows of the portfolio discounted at the current origination rate.

     The carrying values of contracts pledged as collateral to long-term lenders are estimated using discounted cash flow analyses and interest rates being offered for similar contracts. The carrying amount of contracts with a variable rate of interest is estimated to be at fair value. The carrying value of accrued interest adjusted for credit risk equals its fair value.

Long-term Obligations
     Long-term obligations consist primarily of debt collateralized by contracts with maturities that coincide with the underlying contract maturities. The fair value of these financial instruments is based on the current rates offered to CHI for debt of similar maturities using a discounted cash flow calculation. Loan covenants preclude prepaying VMF's obligations.

     The carrying amounts and estimated fair values of CHI's financial assets and liabilities are as follows:

                                        June 30, 1995                 June 30, 1994
                                    Carrying      Estimated       Carrying     Estimated
                                    Amount        Fair Value      Amount       Fair Value
                                    --------      ----------     ---------    ----------
(in thousands)
Financial assets:
  Cash and cash
    equivalents, including
    restricted investments
    and securities held-to-
    maturity                       $135,969       $135,801        $119,126     $119,126
  Residual interests in
    installment contract
    receivables                      89,642         89,642          69,234       69,234
  Contracts held for sale
    and as collateral,
    including accrued
    interest receivable             230,075        233,122         295,669      299,773

Financial liabilities:
     Long-term obligations         $ 48,737       $ 51,710        $ 70,680     $ 75,126
