Form 10-K, Exhibit 13
period 1997-06-30
CLAYTON HOMES INC
filed 1997-09-24
CIK 719547

ELEVEN YEAR REVIEW


(in thousands
 except per share)              1997     1996     1995      1994      1993      1992     1991      1990    1989     1988     1987
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues:
  Net sales                 $  822,906 $762,396 $621,351  $510,153  $384,491  $296,849 $257,557 $219,443 $208,624 $196,110 $166,272
  Financial services
    and other income           198,797  166,345  136,741   118,083    91,750    74,330   62,392   40,316   33,270   28,671   20,659
------------------------------------------------------------------------------------------------------------------------------------
                             1,021,703  928,741  758,092   628,236   476,241   371,179  319,949  259,759  241,894  224,781  186,931
------------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
  Cost of sales                559,274  521,200  431,826   357,698   267,201   206,049  176,374  153,786  147,982  138,468  117,538
  SG&A                         270,996  236,188  188,835   153,698   113,695    84,785   76,420   60,220   55,456   50,781   40,222
  Financial services
   interest                      2,885    3,649    5,533     8,196    11,819    16,585   18,198   11,595    9,911   10,127    6,628
  Other expenses                 1,000        0        0         0         0     3,300    3,772    2,213    1,539    2,010    1,863
------------------------------------------------------------------------------------------------------------------------------------
                               834,155  761,037  626,194   519,592   392,715   310,719  274,764  227,814  214,888  201,386  166,251
------------------------------------------------------------------------------------------------------------------------------------
Operating income               187,548  167,704  131,898   108,644    83,526    60,460   45,185   31,945   27,006   23,395   20,680
Interest income (expense),
  net/other                      5,152    4,596    3,902      (359)     (170)     (317)    (592)    (575)  (1,042)  (1,073)    (838)
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes     192,700  172,300  135,800   108,285    83,356    60,143   44,593   31,370   25,964   22,322   19,842
Provision for income taxes     (73,200) (65,500) (48,800)  (39,000)  (29,600)  (20,800) (16,000) (11,500)  (9,714)  (8,370)  (9,486)
------------------------------------------------------------------------------------------------------------------------------------
Income before
  accounting change            119,500  106,800   87,000    69,285    53,756    39,343   28,593   19,870   16,250   13,952   10,356
Cumulative effect of
  accounting change                  0        0        0     3,000         0         0        0        0        0        0        0
------------------------------------------------------------------------------------------------------------------------------------
Net income                  $  119,500 $106,800 $ 87,000  $ 72,285  $ 53,756  $ 39,343 $ 28,593 $ 19,870 $ 16,250 $ 13,952 $ 10,356
====================================================================================================================================


Income before accounting change per share:
   Primary                  $     1.00 $    .89 $    .73  $    .60  $    .48  $    .37 $    .33 $    .26 $    .22 $    .18 $    .13
   Fully diluted            $     1.00 $    .89 $    .73  $    .59  $    .47  $    .36 $    .30 $    .23 $    .19 $    .17 $    .12
Net income per share:
   Primary                  $     1.00 $    .89 $    .73  $    .63  $    .48  $    .37 $    .33 $    .26 $    .22 $    .18 $    .13
   Fully diluted            $     1.00 $    .89 $    .73  $    .61  $    .47  $    .36 $    .30 $    .23 $    .19 $    .17 $    .12
Average shares
 outstanding:
   Primary                     119,477  119,346  118,628   115,076   111,500   105,895   86,912   76,814   76,350   76,211   77,869
   Fully diluted               119,477  119,346  118,628   119,900   119,285   113,680  100,973   96,174   95,945   96,207   91,230
Dividends per share         $     .076 $   .061 $   .038        --        --        --       --       --       --       --       --


BALANCE SHEET DATA:
   Total assets             $1,045,761 $886,350 $761,151  $701,148  $587,032  $554,780 $488,817 $339,099 $294,754 $275,835 $232,159
   Long-term debt               22,806   30,290   48,737    70,680   137,038   192,931  227,444  177,374  163,471  157,153  132,220
   Shareholders' equity     $  754,526 $650,189 $544,187  $462,154  $348,630  $292,950 $200,992 $108,334 $ 87,462 $ 70,651 $ 58,530


KEY FINANCIAL RATIOS:
As a % of Revenue:
   Operating income               18.4%    18.1%    17.4%     17.3%     17.5%     16.3%    14.1%    12.3%    11.2%    10.4%    11.1%
   Net income                     11.7%    11.5%    11.5%     11.5%     11.3%     10.6%     8.9%     7.6%     6.7%     6.2%     5.5%
Debt as a % of
 total capital                     2.9%     4.5%     8.2%     13.3%     28.2%     39.7%    53.1%    62.1%    65.1%    69.0%    69.3%


OTHER DATA:
   Company-owned sales
    centers                        245      216      192       165       143       127      123       96       99      100       88
   Independent retailers           663      580      421       372       371       312      330      322      269      245      240
   Manufacturing plants             17       17       16        13        13        11       10       10       10       10        8
   Communities                      67       64       55        46        33        20       12        9        7        4       --
====================================================================================================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table reflects the percentage changes in sales by the Company's retail and community sales centers and in wholesale sales to independent retailers. It also shows the percentage changes in the average number of Company-owned retail centers, communities and independent retailers, the average sales per location and the average price per home sold in each category.


                                   Year Ended June 30,
                              1997 vs 1996    1996 vs 1995
----------------------------------------------------------
RETAIL

   Dollar sales                   +10.1%         +20.7%
   Number of retail centers       +13.0%         +14.0%
   Dollar sales per retail center  -2.6%          +5.6%
   Price of home                   +2.0%          +7.7%
----------------------------------------------------------
WHOLESALE
   Dollar sales                    +3.5%         +25.0%
   Number of independent
      retailers                   +24.2%         +26.1%
   Dollar sales per
      independent retailer        -16.6%          -0.8%
   Price of home                   +1.3%          -2.0%
----------------------------------------------------------
COMMUNITIES
   Dollar sales                   +15.7%         +32.5%
   Number of communities          +10.1%         +16.7%
   Dollar sales per community      +5.1%         +12.3%
   Price of home                   +6.6%         +11.1%
----------------------------------------------------------

FISCAL 1997 COMPARED TO FISCAL 1996

     Total revenues grew 10% on an 8% increase in Manufactured Housing sales and a 20% rise in Financial Services and other income.

     Net sales of the Retail group rose 10% to $497 million. This growth was the result of a 13% increase in the average number of Company owned retail centers and a 3% decline in the average dollar sales per location.

     During the year, the Company opened or acquired 31 retail locations and closed two underperforming retail centers. The Company constantly evaluates specific local markets and opens, acquires, or closes retail centers as conditions warrant. Of the 31 new openings, 14 were acquired and 17 were greenfield start ups. Seventeen of the new retail centers were opened in the fourth quarter.

     Net sales of the Manufacturing group to independent retailers increased 4% to $288 million and the number of homes sold rose 2%. The average wholesale price increased 1% due in part to a shift toward multi-section homes. Multi-section homes accounted for 35% of total shipments versus 32% last year.

     Net sales of the Communities group rose 16% to $38 million principally as a result of a 9% rise in home sales and a 6% improvement in the average sales price per home. Four acquisitions brought the number of communities to 67 at year end.

     Financial Services and other income grew 20% to $199 million, mainly due to VMF, $20 million, and earned insurance premiums and commissions, $7 million. Interest and loan servicing revenues increased 10% to $78 million. The average balance of receivables owned rose 3% to $224 million with a weighted average interest rate of 12.2%, down from 12.8%. The average balance of receivables sold rose 28% to $1.4 billion and the weighted average loan service spread was 3.5% compared to 3.8%.

     Financial Services interest expense decreased $.8 million, or 21%, to $2.9 million. Debt collateralized by installment contract receivables dropped 25% to an average of $26 million and the weighted average interest rate moved to 11.1% from 10.8%. Loan covenants preclude prepaying these relatively higher cost obligations.

     Gross profit margins improved from 31.6% to 32.0%. The increase primarily results from a greater mix of Clayton manufactured product sold to the Retail group. Manufacturing sales to Retail were 54.9% of new retail sales compared to 54.5% in 1996.

     Selling, general and administrative expenses were 32.9% and 31.0% of sales for the years ended June 30, 1997 and 1996, respectively. Expenses associated with the start-up of 31 new sales centers, acquired communities and initial costs of the Financial Services' MBUs were primary causes of the increase.

     Net losses as a percentage of loans outstanding for fiscal 1997 decreased to 0.2% from 0.3% last year while delinquency rates on all loans increased slightly to 2.1%. On June 30, 1997 reserves equaled 1.6% of outstanding loans owned or on which the Company has contingent liability.

     The changes in inventory levels at June 30, 1997 compared to June 30, 1996 are shown below in millions:

                                           Increase (decrease)
MANUFACTURING
Raw materials                                   $  (1.4)
Finished goods                                     (1.2)

RETAIL
Net increase of 29 Company-owned
   sales centers                                   11.8
Decrease in average inventory levels
   at 216 Company-owned sales centers             (14.1)

COMMUNITIES
Inventory at 4 manufactured housing
   communities acquired during the year             0.7
Decrease in average inventory levels
   at 63 manufactured housing communities          (0.6)
-------------------------------------------------------
                                                $  (4.8)
=======================================================

                                                                              13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

FISCAL 1996 COMPARED TO FISCAL 1995

     Total revenues grew 23% on a 23% increase in Manufactured Housing sales and a 22% rise in Financial Services and other income.

     Net sales of the Retail group rose 21% to $451 million. This growth was the result of a 14% increase in the average number of Company owned retail centers and a 6% improvement in the average dollar sales per location. During the year, the Company opened or acquired 29 retail locations and closed five underperforming retail centers.

     Net sales of the Manufacturing group to independent retailers increased 25% to $278 million and the number of homes sold rose 28%. The average wholesale price declined 2% as the product mix shifted toward single-section homes. Multi-section homes accounted for 32% of total shipments versus 35% in 1995.

     Net sales of the Communities group climbed 33% to $33 million principally as a result of a 19% rise in home sales and an 11% improvement in the average sales price per home. Nine acquisitions brought the number of communities to 64 at year end.

     Financial Services and other income grew 22% to $166 million from $137 million. Significant contributors were a $5 million gain on sale of two communities, a $5 million increase in rental revenues from Community operations and $6 million of growth in earned insurance premiums and commissions.

     Interest and loan servicing revenues increased 19% to $71 million. The average balance of receivables owned rose 6% to $218 million with a weighted average interest rate of 12.8%, up slightly from 12.7%. The average balance of receivables sold climbed 25% to $1.1 billion and the weighted average loan service spread was 3.8% compared to 3.6%.

     Financial Services interest expense decreased $1.9 million, or 34%, to $3.6 million. Debt collateralized by installment contract receivables dropped 36% to an average of $34 million and the weighted average interest rate moved to 10.8% from 10.6%.

     Gross profit margins improved from 30.5% to 31.6%. The increase primarily results from a greater mix of Clayton manufactured product sold to the Retail group. Manufacturing sales to Retail were 54.5% of new retail sales compared to 49.8% in 1995.

     Selling, general and administrative expenses were 31.0% and 30.4% of sales for the years ended June 30, 1996 and 1995, respectively. Expenses associated with the start-up of a new plant in the third quarter and from additional reserves in the insurance group were the primary causes of the increase.

     No provision for credit losses and contingencies was made in 1996 or 1995 because of excellent loss and delinquency experience of receivables for which the Company is directly or contingently liable. Net losses as a percentage of loans outstanding for fiscal 1996 increased to 0.3% from 0.2% in 1995 while delinquency rates on all loans remained constant at 2.0%. On June 30, 1996, reserves equaled 1.2% of outstanding loans owned or on which the Company has contingent liability.

     The changes in inventory levels at June 30, 1996, compared to June 30, 1995, are shown below in millions:

                                          Increase (decrease)
MANUFACTURING
Raw materials                                    $  5.9
Finished goods                                     (1.2)

RETAIL
Net increase of 24 Company-owned sales centers     11.4
Increase in average inventory levels
   at 192 Company-owned sales centers              17.2

COMMUNITIES
Inventory at 9 manufactured housing
   communities acquired during the year             1.6
Increase in average inventory levels at
   55 manufactured housing communities               .9
-------------------------------------------------------
                                                  $35.8
=======================================================

FOURTH QUARTER RESULTS

     The increase in revenues and net income during the fourth quarters of fiscal 1997 and 1996 are not indicative of future operating trends but rather reflect the seasonality of the manufactured housing industry. In recent years, approximately 31% of the Company's sales have occurred in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 1997, the Company originated and acquired approximately $844 million of installment contract and mortgage loan receivables. The Company financed these originations and acquisitions primarily with $782 million in proceeds from the pooling and sale of installment contract and mortgage loan receivables. Additional funding came from operating cash flow and collection of installment contract and mortgage loan receivables. Utilizing cash generated from operations, the Company invested approximately $10 million in the acquisition of land or existing manufactured housing communities and $9 million in related rental units, $7 million for the opening of Company-owned retail centers, $8 million including the construction of one new plant and the improvement of existing manufacturing facilities and $2 million for other fixed assets.

     The Company expects to invest approximately $25 million in 1998 in the acquisition or construction of manufactured housing communities, up to $12 million for new Company-owned retail centers, up to $13 million for the construction and improvement of manufacturing facilities and to originate $725 million of installment contract and mortgage loan receivables. Cash needs for 1998 and thereafter are expected to be met with cash flows from operations, current cash balances, and sales of installment contract and mortgage loan receivables and GNMA certificates.

QUARTERLY RESULTS (UNAUDITED)

                                      First             Second            Third              Fourth
(in thousands except per share)      Sept. 30           Dec. 31          Mar. 31             June 30              Year
--------------------------------------------------------------------------------------------------------------------------
1997
REVENUES                            $236,204            $234,672          $226,624           $324,203          $1,021,703
OPERATING INCOME                      40,099              41,953            42,014             63,482             187,548
NET INCOME                            25,603              26,676            26,298             40,923             119,500
EARNINGS PER SHARE                  $    .22            $    .22          $    .22           $    .34          $     1.00
EQUIVALENT SHARES OUTSTANDING        119,903             119,628           119,214            119,163             119,477
PRICE RANGE OF STOCK:
   HIGH                             $  17.90            $  17.20          $  15.38           $  15.25          $    17.90
   LOW                                 13.80               12.60             13.00              12.63               12.60
   CLOSE                               17.60               13.50             13.13              14.38               14.38
DIVIDENDS PER SHARE                 $   .016               $.020          $   .020           $   .020          $     .076
--------------------------------------------------------------------------------------------------------------------------
1996
Revenues                            $215,312            $211,183          $211,374           $290,872          $  928,741
Operating income                      35,113              34,986            37,400             60,205             167,704
Net income                            22,563              22,713            23,954             37,570             106,800
Earnings per share                  $    .19                $.19          $    .20           $    .31          $      .89
Equivalent shares outstanding        118,736             119,140           119,733            119,774             119,346
Price range of stock:
   High                             $  15.60            $  18.64          $  17.70           $  16.90          $    18.64
   Low                                 10.56               14.96             14.70              14.30               10.56
   Close                               15.20               17.10             16.70              16.00               16.00
Dividends per share                 $   .013            $   .016          $   .016           $   .016          $     .061
--------------------------------------------------------------------------------------------------------------------------




NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the FASB issued Statement of Accounting Standards No. 128, Earnings Per Share (EPS). The Statement simplifies the standards for computing earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share. Additionally, the Statement requires dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and denominator of the diluted EPS calculation. The Company plans to adopt the provisions of the Statement in fiscal 1998 and had the Statement been in effect for the fiscal years presented herein, basic earnings per share would be equivalent to primary earnings per share as reported.

     In June 1997, the FASB issued Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and
(b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997 and is not expected to have a material effect on the Company's financial position or results of operations.

     Additionally, in June 1997, the FASB issued Statement of Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, which requires that an enterprise (a) report financial and descriptive information about its reportable operating segments and (b) report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets with reconciliations of such amounts to the enterprise's financial statements and (c) report information about revenues derived from the Company's products or services and information about major customers. This Statement is effective for fiscal years beginning after December 15, 1997.

EFFECTS OF INFLATION

     Inflation has had an insignificant impact on the Company during the past several years.

FORWARD LOOKING STATEMENTS

     Certain statements in this annual report are forward looking as defined in the Private Securities Litigation Reform Law. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks include, but are not limited to, adverse weather conditions impacting sales; inventory adjustments by major retailers; competitive pricing pressures; success of marketing and cost-management programs and shifts in market demand.

CONSOLIDATED BALANCE SHEETS

                                            Clayton Homes, Inc. and Subsidiaries

                                                                                                          June 30,

(in thousands)                                                                                   1997                  1996
---------------------------------------------------------------------------------------------------------------------------
ASSETS
     Cash and cash equivalents                                                            $    89,695             $  47,400
     Receivables, principally installment contracts and residual interests, net of reserves for credit losses of $4,917 and $4,787, respectively and
         unamortized discount of $2,853 and $4,359, respectively                              478,691               402,039
     Inventories                                                                              119,434               124,280
     Securities held-to-maturity, approximate value of $19,988 and $19,774                     20,361                20,361
     Restricted cash and investments                                                           70,997                70,403
     Property, plant and equipment, net                                                       214,072               184,271
     Other assets                                                                              52,511                37,596
---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                              $ 1,045,761             $ 886,350
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
     Accounts payable and accrued liabilities                                             $    99,498             $  91,064
     Long-term debt                                                                            22,806                30,290
     Deferred income taxes                                                                     14,074                 5,680
     Other liabilities                                                                        154,857               109,127
---------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                             291,235               236,161
===========================================================================================================================
Shareholders' equity
     Preferred stock, $.10 par value, authorized 1,000 shares, none issued                         --                    --
     Common stock, $.10 par value, authorized 200,000 shares, issued 118,497
         at June 30, 1997 and 118,864 at June 30, 1996                                         11,850                11,886
     Additional paid-in capital                                                               166,153               172,265
     Retained earnings                                                                        576,523               466,038
---------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                    754,526               650,189
===========================================================================================================================
Total liabilities and shareholders' equity                                                $ 1,045,761             $ 886,350
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of Clayton Homes, Inc. and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clayton Homes, Inc. and Subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for securitization of installment contract receivables in 1997 and securities in 1995.

                                                      COOPERS & LYBRAND L.L.P.

Knoxville, Tennessee
August 12, 1997

CONSOLIDATED STATEMENTS OF INCOME

                                            Clayton Homes, Inc. and Subsidiaries

                                                                                           Year ended June 30,
(in thousands except per share data)                                             1997              1996              1995
---------------------------------------------------------------------------------------------------------------------------
Revenues:
  Net sales                                                                  $   822,906          $762,396         $621,351
  Financial services                                                             148,515           115,987          102,108
  Other income                                                                    50,282            50,358           34,633
---------------------------------------------------------------------------------------------------------------------------
                                                                               1,021,703           928,741          758,092
---------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
Cost of sales                                                                    559,274           521,200          431,826
  Selling, general and administrative                                            270,996           236,188          188,835
  Financial service interest                                                       2,885             3,649            5,533
  Provision for credit losses                                                      1,000                 -                -
---------------------------------------------------------------------------------------------------------------------------
                                                                                 834,155           761,037          626,194
---------------------------------------------------------------------------------------------------------------------------
Operating income                                                                 187,548           167,704          131,898
Interest income (expense), net/other                                               5,152             4,596            3,902
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       192,700           172,300          135,800
Provision for income taxes                                                       (73,200)          (65,500)         (48,800)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                   $   119,500          $106,800         $ 87,000
===========================================================================================================================
Net income per common share:
  Primary                                                                    $      1.00          $    .89         $    .73
  Fully diluted                                                              $      1.00          $    .89         $    .73
Average shares outstanding:
  Primary                                                                        119,477           119,346          118,628
  Fully diluted                                                                  119,477           119,346          118,628
---------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               Total            Common         Additional         Retained
(in thousands except per share data)                   Shareholders' Equity      Stock       Paid-In Capital      Earnings
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                      $462,154           $11,766          $166,252         $284,136
  Net income                                                    87,000                --                --           87,000
  Purchase of 396 shares of common stock                        (5,156)              (50)           (5,106)              --
  Dividends declared ($.038 per share)                          (4,675)               --                --           (4,675)
  Issuances related to stock incentive, employee
    benefit plans and other                                      4,864                91             4,773               --
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                                       544,187            11,807           165,919          366,461
  Net income                                                   106,800                --                --          106,800
  Purchase of 125 shares of common stock                        (1,893)              (16)           (1,877)              --
  Dividends declared ($.061 per share)                          (7,223)               --                --           (7,223)
  Issuances related to stock incentive, employee
    benefit plans and other                                      8,318                95             8,223               --
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                                       650,189            11,886           172,265          466,038
  NET INCOME                                                   119,500                --                --          119,500
  PURCHASE OF 840 SHARES OF COMMON STOCK                       (11,349)              (84)          (11,265)              --
  DIVIDENDS DECLARED ($.076 PER SHARE)                          (9,015)               --                --           (9,015)
  ISSUANCES RELATED TO STOCK INCENTIVE, EMPLOYEE
    BENEFIT PLANS AND OTHER                                      5,201                48             5,153               --
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1997                                      $754,526           $11,850          $166,153         $576,523
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            Clayton Homes, Inc. and Subsidiaries

                                                                                              Year ended June 30,
(in thousands)                                                                      1997             1996              1995
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                     $ 119,500         $ 106,800        $   87,000
    Adjustments to reconcile net income to net cash provided
    by operating activities:
       Depreciation and amortization                                              13,058            11,163             8,296
       Gain on sale of installment contract
         receivables, net of amortization                                        (21,541)          (11,315)          (14,744)
       Gain on sale of property                                                       --            (4,828)               --
       Provision for credit losses                                                 1,000                --                --
       Deferred income taxes                                                       8,394            (3,702)            2,124
       Increase in other receivables, net                                        (27,383)          (16,972)          (22,964)
       Decrease (increase) in inventories                                          4,846           (35,825)          (11,138)
       Increase in accounts payable, accrued liabilities, and other               39,249            25,633             5,516
----------------------------------------------------------------------------------------------------------------------------
    Cash provided by operations                                                  137,123            70,954            54,090
       Origination of installment contract receivables                          (646,624)         (476,467)         (345,260)
       Proceeds from sales of originated installment contract receivables        614,588           394,087           369,873
       Principal collected on originated installment contract receivables         39,668            35,199            25,003
----------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operations                                              144,755            23,773           103,706

CASH FLOWS FROM INVESTING ACTIVITIES:

    Acquisition of installment contract receivables                             (206,937)          (36,105)          (26,074)
    Proceeds from sales of acquired installment contract receivables             167,138            36,007             7,112
    Principal collected on acquired installment contract receivables               3,439            16,935            17,760
    Acquisition of property, plant and equipment, net                            (42,859)          (40,829)          (44,462)
    Proceeds from sale of property                                                    --            21,271                --
    Decrease (increase) in restricted cash and investments                          (594)           (4,189)            3,141
----------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                        (79,813)           (6,910)          (42,523)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Dividends                                                                     (9,015)           (6,835)           (3,162)
    Proceeds from short-term borrowings                                          198,963           208,949           111,394
    Repayment of short-term borrowings                                          (198,963)         (208,949)         (136,394)
    Repayment of long-term debt                                                   (7,484)          (18,447)          (21,943)
    Issuance of stock for incentive plans and other                                5,201             8,318             4,550
    Repurchase of common stock                                                   (11,349)           (1,893)           (5,156)
----------------------------------------------------------------------------------------------------------------------------
    Net cash used in financing activities                                        (22,647)          (18,857)          (50,711)
----------------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents                          42,295            (1,994)           10,472
    Cash and cash equivalents at beginning of year                                47,400            49,394            38,922
----------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                                   $  89,695         $  47,400         $  49,394
============================================================================================================================
    Supplemental disclosures of cash flow information:
       Cash paid during the year for:
           Interest                                                            $   3,912         $   4,016         $   5,823
           Income taxes                                                        $  62,269         $  63,366         $  54,725
    Supplemental disclosure of non-cash activities:
           In 1995, pass-through certificates aggregating
           $9,500 were received coincidental with the sale
           of receivables.
============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                            Clayton Homes, Inc. and Subsidiaries

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

     The consolidated financial statements include the accounts of Clayton Homes, Inc. (CHI) and its wholly-owned subsidiaries. CHI and its subsidiaries are collectively referred to as the Company. The Company is a vertically-integrated manufactured housing company headquartered in Knoxville, Tennessee. Employing more than 5,900 people and operating in 28 states, the Company builds, sells, finances and insures manufactured homes, as well as owns and operates residential manufactured housing communities. Significant intercompany accounts and transactions have been eliminated in the financial statements. See Note 11 for information related to the Company's business segments.

Income Recognition

     Sales to independent retailers of homes produced by CHI are recognized as revenue upon shipment. Retail sales are recognized when cash payment is received or, in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the customer enters into an installment sales contract. Most of these installment sales contracts, which are normally payable over 36 to 180 months, are financed by Vanderbilt Mortgage and Finance, Inc. (VMF), the Company's mortgage banking subsidiary.

     Premiums from family protection, physical damage, and home buyer protection plan insurance policies reinsured by the insurance subsidiaries which represent single payment contracts with terms of one to ten years, are recognized as income over the terms of the contracts. Claims and expenses are matched to recognize profits over the life of the contracts. This matching is accomplished by means of the deferral and recognition of unearned premiums and the deferral and amortization of policy acquisition costs.

Installment Contract Receivables and Mortgage Loan Receivables

     Installment contract receivables and mortgage loan receivables originated or purchased by VMF are generally sold to investors through an asset backed securities facility, with VMF retaining servicing on the contracts. Certain purchased mortgage loan receivables are sold to financial institutions with servicing released. In 1997, $769 million in installment contract receivables and mortgage loan receivables were securitized with VMF retaining servicing, while $12 million in mortgage loan receivables were sold with servicing released.

      Installment contract receivables held for sale of $254 million and $226 million in 1997 and 1996, respectively, are included in Receivables and are carried at the lower of aggregate cost or market. Certain of the installment contract receivables are purchased in bulk at a discount. The purchase discounts are allocated between unamortized discount and the reserve for credit losses based on management's assessment of risks existing in the portfolio. Unamortized discount is amortized over the life of the related portfolio after giving consideration to anticipated prepayments. Adjustments between the reserve for credit losses and unamortized discount are made to reflect changes in the estimated collectibility of each portfolio purchased. Estimated principal receipts under installment contract receivables for each of the five fiscal years subsequent to 1997 are as follows:

                  1998        $227,000,000
                  1999          20,000,000
                  2000          16,000,000
                  2001          13,000,000
                  2002          11,000,000

     The estimated principal receipts are based on the scheduled payments and estimated prepayments of principal of the installment contract receivables. Estimated principal receipts for the year ending June 30, 1998 include amounts relating to the sale of $220 million of installment contract receivables in August, 1997. VMF provides servicing for investors in installment contract receivables. Total contracts serviced at June 30, 1997 and 1996, including contracts held for investment, were approximately $2,044 million and $1,638 million, respectively. Most of the installment contract receivables are with borrowers in the east, south and southwest portions of the United States and are collateralized by manufactured homes. Interest income on installment contract receivables is recognized by a method which approximates the interest method. Service fee income is recognized as the service is performed.

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standard No. 125 (SFAS 125), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 125 utilizes a financial components approach, requiring that the carrying amount of the receivables sold be allocated between the assets sold and the assets (liabilities) created, if any, at their fair value at the date of sale. The assets (liabilities) created are: 1) an interest-only strip valued as the discounted present value of the excess (deficiency) interest due the servicer
(VMF) during the expected life of the contracts over: i) the stated investor yield; ii) the contractual servicing fee; and iii) estimated credit losses; and
2) servicing asset (liability), representing the discounted present value of the contractual servicing fee over the cost of servicing the contracts. Profit
(loss) recorded at the time of the sale is computed as the difference between the allocated carrying amount of the receivables sold and the proceeds realized from the sale. The adjustment to income in 1997 was immaterial with respect to the adoption of this statement.

(in thousands)

Servicing Assets recognized in 1997          $ 7,080
Amortization                                  (1,436)
                                             -------
Balance, June 30, 1997                       $ 5,644

     The balance represents the estimated fair value of the aggregate servicing assets recognized during 1997. The estimate of fair value assumes: 1) discount rates which, at the time the asset was created, approximate current market rates; and 2) expected prepayment rates based on loan prepayment experience for similar transactions.

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

Property, Plant and Equipment

     Land and improvements, buildings, and furniture and equipment are valued at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in earnings for the period. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the respective assets.

     The Company evaluates the carrying values of property and equipment for impairment losses by analyzing the operating performance and future cash flows of the various business activities. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than fair market value.

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

Earnings Per Share

     Earnings per share is computed based on the weighted average number of shares of common stock outstanding during the periods presented, adjusted for subsequent common stock splits and includes common share equivalents arising from stock options.

Cash Equivalents

     For purposes of the statements of cash flows, all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

Other

     Per share and share data have been retroactively adjusted to reflect 5-for-4 stock splits in December 1996, December 1995, and December 1994. Certain reclassifications have been made to the 1995 and the 1996 financial statements to conform to the 1997 presentation.

Restricted Cash and Investments

     Restricted cash and investments represent reserves required by: 1) certain VMF servicing and debt agreements to be maintained until such time as specified minimum repayments have been made, 2) trust account cash balances required by certain VMF servicing agreements, and 3) insurance reserves required by escrow or trust agreements.

Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVENTORIES

     Inventories at June 30, 1997, and 1996 are as follows:

(in thousands)                      1997             1996
------------------------------------------------------------
Manufactured homes:
   New                            $ 81,963          $ 89,699
   Previously-owned                 22,805            18,458
Raw materials                       14,666            16,123
------------------------------------------------------------
                                  $119,434          $124,280
============================================================

     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $18,196,000 and $17,637,000 at June 30, 1997, and 1996, respectively.

NOTE 3 - SECURITIES HELD-TO-MATURITY

     At June 30, 1997 and 1996, manufactured housing contract senior/subordinate pass-through certificates have been classified in the consolidated financial statements according to management's intent. These securities can be reasonably expected to mature after ten years.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at June 30, 1997, and 1996 are as follows:

(in thousands)                      1997            1996
----------------------------------------------------------
Land and improvements            $135,027         $115,647
Buildings                         104,560           88,749
Furniture and equipment            28,200           24,445
----------------------------------------------------------
                                  267,787          228,841

Less: accumulated depreciation
   and amortization               (53,715)         (44,570)
----------------------------------------------------------
                                 $214,072         $184,271
==========================================================

     Depreciation charged to operations was $13,058,000, $11,163,000, and $8,296,000 for each of the years ended June 30, 1997, 1996, and 1995, respectively.

NOTE 5 - LONG-TERM DEBT

     Long-term debt at June 30, 1997, and 1996 is summarized as follows:

(in thousands)                                1997        1996
---------------------------------------------------------------
Debt collateralized by installment
   contract receivables:
   Maturing in fiscal years through:
     1998 to 2004: weighted average
      rate of 10.10% at June 30, 1997       $22,013     $27,380
     1998 to 2002: adjustable rates,
      weighted average rate of 10.20%
      at June 30, 1997, weighted
      average maximum rate 14.27%
      at June 30, 1997                          228       1,091
     1998 to 2001: adjustable rates,
      average rate of 7.06% at
      June 30, 1997, no maximum rate            429       1,666
Other notes payable                             136         153
---------------------------------------------------------------
Total                                       $22,806     $30,290
===============================================================

     Expected principal payments of long-term debt collateralized by installment contract receivables for the five fiscal years subsequent to 1997 and thereafter are as follows:

       1998    $6,857,000       2001       $3,144,000
       1999     4,131,000       2002        2,805,000
       2000     3,314,000       Thereafter  2,419,000

     The estimated principal payments are based on the scheduled payments and estimated prepayments of principal of the installment contract receivables collateralizing such debt.

     Certain debt agreements require fixed payments which approximate the scheduled payments of the underlying installment contract receivables.

     Certain of the long-term debt have various covenants, which among other things, require a minimum tangible net worth and the maintenance of certain financial ratios.

NOTE 6 - RESERVES FOR CREDIT LOSSES AND CONTINGENT LIABILITIES

     An analysis of the reserve for losses on installment contract receivables and reserve for contingent liabilities for the years ended June 30, 1997, 1996 and 1995 is as follows:

(in thousands)                    1997     1996      1995
-----------------------------------------------------------
Balance, beginning of year       $7,766   $11,895   $14,082
 Provision                        1,000        --        --
 Losses, net of recoveries
  applicable to installment
  contract receivables:
   Purchased                     (2,337)   (2,494)   (1,900)
   Other                          1,622       442      (287)
  Reserves associated with
   receivables purchased (sold)      --    (2,077)       --
-----------------------------------------------------------
Balance, end of year             $8,051   $ 7,766   $11,895
===========================================================
Reserves for credit losses       $4,917   $ 4,787   $ 8,329
Reserve for contingencies         3,134     2,979     3,566
-----------------------------------------------------------
                                 $8,051   $ 7,766   $11,895
===========================================================

     The reserves for credit losses are netted against receivables and the reserve for contingencies is included in other liabilities on the consolidated balance sheet. The Company is contingently liable as guarantor on installment contract receivables sold with recourse. The installment contract receivables and related contingent liabilities are shown in the table below.

  Total Installment                           Contingent
Contract Receivables   Contingent            Liabilities
  (in thousands)       Liability %         (in thousands)
--------------------------------------------------------
  June 30, 1997
      $ 23,000            30% - 88%              $ 8,000
        36,000            11% - 25%                7,000
       182,000          10% and below             18,000
--------------------------------------------------------
      $241,000                                   $33,000
========================================================
  June 30, 1996
      $ 33,000            30% - 88%              $13,000
        56,000            11% - 25%               11,000
       203,000          10% and below             20,000
--------------------------------------------------------
      $292,000                                   $44,000
========================================================

     There were no proceeds from receivables sold with recourse in 1997; $12 million, and $7 million, during 1996, and 1995, respectively. Approximately 90% of the installment contract receivables both owned and sold with recourse have fixed rates of interest and approximately 10% are at variable rates of interest based on either the prime rate, U.S. Treasury rates or LIBOR.

     Virtually all of the Company's servicing arrangements are based on interest spreads with fixed rates or variable rates with ceilings.

NOTE 7 - SHAREHOLDERS' EQUITY
Stock Option Plan

     In 1983, 1985 and 1991, the Company established Stock Option Plans for a total of 8,616,829 shares of common stock which provide for granting "incentive stock options" or

 "non-qualified options" and stock appreciation rights to officers and key employees of the Company. In addition, non-management members of the Board of Directors have, with shareholder approval of prices and provisions for exercise, been granted options to purchase shares of common stock. The option prices were established at not less than the fair market value as of the date of grant. Options are exercisable after one or more years and expire no later than 10 years from the date of grant.

     Activity and price information regarding the plans follow:

                                                      Weighted                 Weighted
                                                         Avg       Stock          Avg
                                      Stock Option    Exercise    Options      Excercise
                    Shares            Price Range       Price   Excercisable     Price
----------------------------------------------------------------------------------------
Balance
June 30, 1994     3,860,538         $  .84 -  $12.93   $ 5.66     924,386          $3.62
  Granted           590,770         $ 9.02 -  $10.18   $ 9.11
  Exercised        (694,008)        $  .84 -  $ 9.26   $ 1.95
  Canceled         (265,740)        $ 1.16 -  $12.93   $ 5.58
----------------------------------------------------------------------------------------

Balance
June 30, 1995     3,491,560         $ 1.16 -  $12.93   $ 6.99   1,289,298          $4.95
  Granted           840,373         $10.64 -  $17.12   $12.64
  Exercised        (628,845)        $ 1.16 -  $10.37   $ 4.28
  Canceled         (378,975)        $ 2.20 -  $17.12   $ 8.69
----------------------------------------------------------------------------------------
Balance
June 30, 1996     3,324,113         $ 1.16 -  $17.12   $ 8.74   1,145,403          $6.65
  GRANTED           569,684         $12.90 -  $16.00   $14.38
  EXERCISED        (161,144)        $ 1.38 -  $10.37   $ 4.37
  CANCELED         (199,095)        $ 1.78 -  $17.12   $11.84
----------------------------------------------------------------------------------------
BALANCE
JUNE 30, 1997     3,533,558         $ 1.38 - $17.12    $ 9.67   1,511,148          $7.90
========================================================================================


     Options available for future grant at June 30, 1997 and 1996 were 803,019 and 1,183,139, respectively. Options were held by 611 persons at June 30, 1997.

     The following table summarizes information about the plan's stock options at June 30, 1997:

                                 Options Outstanding                   Options Exercisable
                 ---------------------------------------------   ---------------------------
                                                     Weighted                       Weighted
                   Number          Weighted Avg        Avg          Number            Avg
  Range of       Outstanding         Remaining       Excercise   Exercisable       Excercise
Exercise Price   at 6/30/97       Contractual Life    Price       at 6/30/97          Price
--------------------------------------------------------------------------------------------
$ 1.38 - $ 2.70     375,771           2.03 years      $ 1.88        224,454           $ 1.92
$ 4.55 - $ 6.31     425,718           4.50 years      $ 5.22        260,635           $ 5.16
$ 9.02 - $12.90   2,209,007           7.15 years      $10.14        945,791           $ 9.29
$14.32 - $17.12     523,062           8.46 years      $16.93         80,268           $17.12

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (SFAS 123). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been based on the fair value at the grant date for awards from 1996 and 1997 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share for 1997 would have been reduced to the pro forma amounts indicated below:

                                                   June 30,
                                                1997        1996
-----------------------------------------------------------------
Net income - as reported                     $119,500    $106,800
Net income - pro forma                        118,481     106,309
Net income per common share - as reported        1.00        0.89
Net income per common share - pro forma          0.99        0.89
-----------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued from 1996 and 1997; dividend yields ranging from 0.46% to 0.73% with a weighted average yield of 0.55%; expected volatility of 0.311%, risk-free interest rates ranging from 6.44% to 6.57% with a weighted average rate of 6.47%; and expected lives ranging from 7.50 to 9.75 years with a weighted average life of 8.19 years.

NOTE 8 - INCOME TAXES

     Components of the provision for income tax for each of the three years ended June 30, 1997, 1996, and 1995 are as follows:

(in thousands)              1997         1996        1995
-----------------------------------------------------------
Current tax provisions:
   Federal                $58,591      $63,274      $41,292
   State                    6,215        5,928        5,384
-----------------------------------------------------------
                           64,806       69,202       46,676
-----------------------------------------------------------
Deferred tax provision/
   (benefit)                8,394       (3,702)       2,124
-----------------------------------------------------------
                          $73,200      $65,500      $48,800
===========================================================

     The sources and tax effect of temporary differences at June 30, 1997 and 1996 are as follows:

(in thousands)                         1997          1996
-----------------------------------------------------------
Reserves for credit losses and
   contingencies and discounts     $   4,712      $   4,584
Insurance reserves                     5,377          4,919
Unearned premiums                      5,074          3,952
-----------------------------------------------------------
Total deferred tax assets             15,163      $  13,455
-----------------------------------------------------------
Residual interest in installment
   contract receivables              (16,881)        (8,863)
Deferred costs                        (3,904)        (3,123)
Other                                 (8,452)        (7,149)
-----------------------------------------------------------
    Total deferred tax liabilities   (29,237)       (19,135)
-----------------------------------------------------------
    Net deferred tax liability     $ (14,074)     $  (5,680)
===========================================================

    The provision for income taxes reflected in the financial statements differs from income taxes calculated at the statutory federal income tax rate of 35% in 1997, 1996 and 1995 as follows on next page:

(in thousands)                  1997       1996      1995
----------------------------------------------------------
Income taxes at statutory rate $67,451    $60,305  $47,530
State income taxes, net of
    federal benefit              4,040      4,150    3,769
Other, net                       1,709      1,045   (2,499)
----------------------------------------------------------
                               $73,200    $65,500  $48,800
==========================================================


NOTE 9 - EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) profit-sharing plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions accrued were $2,874,000, $4,274,000, and $3,461,000 for the years ended June 30, 1997, 1996, and 1995, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES
Leases

     Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2009. Total rental expense under operating leases was $3,705,000 in 1997, $2,722,000 in 1996, and $2,721,000 in
1995. The following is a schedule of minimum rental commitments under non-cancelable operating leases, primarily for retail centers, in effect at June 30, 1997:

       1998    $3,320,000       2001       $1,558,000
       1999     2,612,000       2002          991,000
       2000     2,083,000       Thereafter  2,246,000

Repurchase Agreements

     Institutions financing independent retailer purchases require the Company to execute repurchase agreements. As a result of these agreements, the Company is contingently liable for repurchasing homes in the event of a default by the dealer to the lending institution. These agreements are customary in the manufactured housing industry, and the Company's losses in the past have not been significant.

Guarantor of Installment Contract Receivables

     Please see discussion of contingencies at Note 6.

Other

     The Company has lines of credit totaling $145 million for working capital needs of which zero borrowings were outstanding at June 30, 1997. Additionally, the Company has letters of credit of which $48 million was outstanding at June 30, 1997, primarily related to insurance reserve requirements.

NOTE 11 - INDUSTRY SEGMENT INFORMATION

     The Company operates in three major business segments: Manufactured Housing, Financial Services and Communities. The Manufactured Housing segment is engaged in the production, wholesale and retail sale of manufactured homes. Financial Services includes retail financing of manufactured homes, reinsuring risk on family protection, physical damage, and home buyer protection plan insurance policies, and certain specialty finance products. Communities is engaged in marketing and management of manufactured housing communities. Operating income consists of total revenues less cost of sales, operating expenses and financial interest expense. The following items have not been included in the computation of operating income: non-operating income and expenses and income taxes. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of short-term investments.

     Information concerning operations by industry segment follows:

-----------------------------------------------------------------------------------------------------------------------
                                      Manufactured       Financial
(in thousands)                           Housing          Services        Communities       Corporate           Total
-----------------------------------------------------------------------------------------------------------------------
1997
REVENUES                                 $827,383         $124,076          $ 70,244        $      --        $1,021,703
INTERSEGMENT INCOME                         8,432               93                --           (8,525)               --
OPERATING INCOME                           95,958           77,459            14,131               --           187,548
IDENTIFIABLE ASSETS                       219,321          610,642           147,814           67,984         1,045,761
DEPRECIATION AND AMORTIZATION               8,348               --             4,710               --            13,058
CAPITAL EXPENDITURES                     $ 21,404         $     --          $ 21,455        $      --        $   42,859
-----------------------------------------------------------------------------------------------------------------------
1996
Revenues                                 $761,111         $ 99,443          $ 68,187        $      --        $  928,741
Intersegment income                         7,436              103                94           (7,633)               --
Operating income                           89,504           62,600            15,600               --           167,704
Identifiable assets                       197,938          493,622           142,331           52,459           886,350
Depreciation and amortization               6,671               --             4,492               --            11,163
Capital expenditures                     $ 16,483         $     --          $ 24,346        $      --        $   40,829
-----------------------------------------------------------------------------------------------------------------------
1995
Revenues                                $ 621,474         $ 88,749          $ 47,869        $      --        $  758,092
Intersegment income                        11,406              274             1,194          (12,874)               --
Operating income                           67,898           54,800             9,200               --           131,898
Identifiable assets                       176,632          413,072           122,408           49,039           761,151
Depreciation and amortization               5,132               --             3,164               --             8,296
Capital expenditures                    $  21,933         $     --          $ 22,529        $      --        $   44,462
=======================================================================================================================

Note 12 - Other Assets and Liabilities

     At June 30, 1997 and 1996, other assets and liabilities consisted of:

(in thousands)                                  1997           1996
--------------------------------------------------------------------
Other Assets
   Interest receivable and
   future servicing rights                   $ 26,229      $  17,312
   Prepaid expenses and other                  26,282         20,284
--------------------------------------------------------------------
                                             $ 52,511      $  37,596
====================================================================
Other Liabilities
   Investors payable                         $ 69,847      $  40,286
   Reserve for contingencies (Note 6)           3,134          2,979
   Escrow deposits                             15,220         14,495
   Unearned insurance premiums                 50,610         39,628
   Other                                       16,046         11,739
--------------------------------------------------------------------
                                             $154,857      $ 109,127
====================================================================

NOTE 13 - FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 (SFAS No.107), Disclosures about Fair Value of Financial Instruments, requires that CHI disclose the estimated fair values of its financial instruments. The following methodologies and assumptions were used by CHI to estimate its fair value disclosures for financial instruments.

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

Cash and Cash Equivalents

     The carrying values for cash and cash equivalents, including those restricted by agreement, equal the fair value of the assets.

Residual Interests in Installment Contract Receivables

     Residual interests in installment contract receivables are calculated using prepayment, default and interest rate assumptions that the Company believes are appropriate at the time of the sale of the installment contract receivables. Projected performance is monitored after the sale; the Company alters the underlying rate at which the future estimated cash flows are discounted once the sale has been recorded. The fair value primarily revolves around an appropriate discount rate to be applied to the asset as a whole.

     The Company used a discount rate and such other assumptions as it believed to be used for similar instruments. The Company has estimated the fair value of its residual interests in installment contract receivables to approximate its carrying value as of June 30, 1997 and 1996.

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

Long-term Debt

     Long-term debt consist primarily of debt collateralized by contracts with maturities that coincide with the underlying contract maturities. The fair value of these financial instruments is based on the current rates offered to CHI for debt of similar maturities using a discounted cash flow calculation. Loan covenants preclude prepayment.

        The carrying amounts and estimated fair values of CHI's financial assets and liabilities are as follows:

                                                                   JUNE 30, 1997                        June 30, 1996
                                                              CARRYING         ESTIMATED          Carrying        Estimated
(in thousands)                                                  AMOUNT        FAIR VALUE            Amount       Fair Value
---------------------------------------------------------------------------------------------------------------------------
Financial assets:
   Cash and cash equivalents, including restricted
     investments and securities held-to-maturity              $181,053          $180,680          $138,164         $138,157
   Residual interests in installment contract receivables      135,208           135,208            85,020           85,020
   Contracts held for sale and as collateral, including
     accrued interest receivable                               283,378           293,268           263,719          264,477
   Financial liabilities:
   Long-term debt                                             $ 22,806          $ 25,859          $ 30,290         $ 34,003
---------------------------------------------------------------------------------------------------------------------------


24