Form 10-K405, Exhibit 13
period 1998-06-30
CLAYTON HOMES INC
filed 1998-09-22
CIK 719547

                                                                      EXHIBIT 13

ELEVEN YEAR REVIEW
------------------


(in thousands except per
share and other data)     1998      1997      1996      1995      1994      1993      1992      1991       1990     1989     1988
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues:
   Net sales            $880,856   $822,906  $762,396  $621,351  $510,153  $384,491  $296,849  $257,557  $219,443 $208,624 $196,110
   Financial services
      and other
      income             246,923    198,797   166,345   136,741   118,083    91,750    74,330    62,392    40,316   33,270   28,671
-----------------------------------------------------------------------------------------------------------------------------------
                       1,127,779  1,021,703   928,741   758,092   628,236   476,241   371,179   319,949   259,759  241,894  224,781
-----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales        598,589     559,274   521,200   431,826   357,698   267,201   206,049   176,374   153,786  147,982  138,468
   SG&A                 302,598     270,996   236,188   188,835   153,698   113,695    84,785    76,420    60,220   55,456   50,781
   Financial services
      interest            2,015       2,885     3,649     5,533     8,196    11,819    16,585    18,198    11,595    9,911   10,127
   Other expenses         7,976       1,000         0         0         0         0     3,300     3,772     2,213    1,539    2,010
-----------------------------------------------------------------------------------------------------------------------------------
                         911,178    834,155   761,037   626,194   519,592   392,715   310,719   274,764   227,814  214,888  201,386
-----------------------------------------------------------------------------------------------------------------------------------
Operating income         216,601    187,548   167,704   131,898   108,644    83,526    60,460    45,185    31,945   27,006   23,395
Interest income
   (expense), net/
   other                   5,499      5,152     4,596     3,902      (359)     (170)     (317)     (592)    (575)   (1,042)  (1,073)
-----------------------------------------------------------------------------------------------------------------------------------
Income before
   income taxes          222,100    192,700   172,300   135,800   108,285    83,356    60,143    44,593   31,370    25,964   22,322
Provision for
   income taxes          (84,400)   (73,200)  (65,500)  (48,800)  (39,000)  (29,600)  (20,800)  (16,000) (11,500)   (9,714)  (8,370)
-----------------------------------------------------------------------------------------------------------------------------------
Income before
   accounting
   change                137,700    119,500   106,800    87,000    69,285    53,756    39,343    28,593   19,870    16,250   13,952
Cumulative effect
   of accounting
   change                      0         0         0         0     3,000         0         0         0         0         0        0
-----------------------------------------------------------------------------------------------------------------------------------
Net income              $137,700   $119,500  $106,800   $87,000   $72,285   $53,756   $39,343   $28,593  $19,870   $16,250  $13,952
===================================================================================================================================
Net income per share:
   Basic                   $1.16      $1.01     $0.90     $0.74     $0.64     $0.49     $0.38     $0.33    $0.26     $0.21    $0.18
   Diluted                 $1.15      $1.00     $0.89     $0.73     $0.61     $0.47     $0.36     $0.30    $0.23     $0.19    $0.17
Average shares
   outstanding:
   Basic                 118,770    118,659   118,602   117,616   112,837   109,113   104,082    85,507   75,828    76,511   76,703
   Diluted               119,603    119,477   119,346   118,628   119,900   119,285   113,680   100,973   96,174    95,945   96,207
Dividends per common
   share                   $.080      $.076     $.061     $.038        --        --        --        --       --        --       --
BALANCE SHEET DATA:
   Total assets       $1,457,757 $1,045,761  $886,350  $761,151  $701,148  $587,032  $554,780  $488,817 $339,099  $294,754 $275,835
   Debt obligations      247,591     22,806    30,290    48,737    70,680   137,038   192,931   227,444  177,374   163,471  157,153
   Shareholders'
      equity            $881,019   $754,526  $650,189  $544,187  $462,154  $348,630  $292,950  $200,992 $108,334   $87,462  $70,651
KEY FINANCIAL RATIOS:
As a % of revenue:
   Operating income        19.2%      18.4%     18.1%     17.4%     17.3%     17.5%     16.3%     14.1%    12.3%     11.2%    10.4%
   Net income              12.2%      11.7%     11.5%     11.5%     11.5%     11.3%     10.6%      8.9%     7.6%      6.7%     6.2%
Debt as a % of
   total capital           21.9%       2.9%      4.5%      8.2%     13.3%     28.2%     39.7%     53.1%    62.1%     65.1%    69.0%
OTHER DATA:
   Company-owned
      sales centers          273        245       216       192       165       143       127       123       96        99      100
   Independent retailers     702        663       580       421       372       371       312       330      322       269      245
   Manufacturing plants       18         17        17        16        13        13        11        10       10        10       10
   Communities                71         67        64        55        46        33        20        12        9         7        4
------------------------------------------------------------------------------------------------------------------------------------

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


                                        Year Ended June 30,
                               ----------------------------------
                               1998 VS 1997        1997 vs 1996
=================================================================
RETAIL
     Dollar sales                 +7.6%               +10.1%
     Number of
       retail centers            +12.4%               +13.0%
     Dollar sales per
       retail center              -4.2%                -2.6%
     Price of home               +10.9%                +2.0%
-----------------------------------------------------------------
WHOLESALE
     Dollar sales                 +8.3%                +3.5%
     Number of
       independent retailers      +9.8%               +24.2%
     Dollar sales per
       independent retailer       -1.4%               -16.6%
     Price of home                +5.7%                +1.3%
-----------------------------------------------------------------
COMMUNITIES
     Dollar sales                -10.1%               +15.7%
     Number of
       communities                +5.3%               +10.1%
     Dollar sales
       per community             -14.6%                +5.1%
     Price of home                +6.4%                +6.6%


FISCAL 1998 COMPARED TO FISCAL 1997

         Total revenues grew 10% on a 7% increase in Manufactured Housing sales and a 24% rise in Financial Services and other income.

         Net sales of the Retail group rose 8% to $535 million. This growth was the result of a 12% increase in the average number of Company-owned retail centers and an 11% increase in the average price per home offset partially by a 3% decline in homes sold. Multi-section homes accounted for 46% of total new homes sold versus 40% last year.

         During the year, the Company opened or acquired 33 retail locations and closed five underperforming retail centers. The Company constantly evaluates specific local markets and opens, acquires, or closes retail centers as conditions warrant. Of the 33 new openings, 22 were acquired and 11 were greenfield start-ups. Seven of the new retail centers were opened in the fourth quarter.

         Net sales of the Manufacturing group to independent retailers increased 8% to $312 million and the number of homes sold rose 2%. The average wholesale price increased 6% principally due to a shift toward multi-section homes. Multi-section homes accounted for 44% of total shipments versus 35% last year.

         Net sales of the Communities group declined 10% to $34 million as 15% less homes were sold while the average home selling price increased 6%. Four acquisitions brought the number of communities to 71 at year end.

         Financial Services and other income grew 24%, mainly due to VMF, $34 million, and earned insurance premiums and commissions, $5 million.

         Interest and loan servicing revenues increased 31% to $117 million. The average balance of receivables owned rose 72% to $386 million with a weighted average interest rate of 10.2%, down from 12.2%. The average balance of receivables sold rose 36% to $1.9 billion and the weighted average loan service spread was 3.6% compared to 3.5%.

         Financial Services interest expense decreased $.9 million, or 30%, to $2 million. Debt collateralized by installment contract receivables dropped 29% to an average of $19 million and the weighted average interest rate declined to 10.1% from 11.1%. Loan covenants preclude prepaying these relatively higher cost obligations.

         Gross profit margins remained consistent at 32%.

         Selling, general and administrative expenses were 34.4% and 32.9% of sales for the years ended June 30, 1998 and 1997, respectively. Expenses associated with the start-up of 33 new sales centers, acquired communities and initial costs of the Financial Services' MBUs were primary causes of the increase.

         Net losses as a percentage of loans outstanding for fiscal 1998 increased to .8% while delinquency rates on all loans increased to 2.2% (excluding Access).

        The changes in inventory levels at June 30, 1998 compared to June 30, 1997 are shown below in millions:

MANUFACTURING                                              Increase
Raw materials                                              $  3.9
Finished goods                                                0.6

RETAIL
Net increase of 28 Company-owned sales centers               16.5
Increase in average inventory levels at 245
   Company-owned sales centers                               25.0

COMMUNITIES
Inventory at 4 manufactured housing
   communities acquired during the year                       0.1
Increase in average inventory levels at 67
   manufactured housing communities                           1.6
--------------------------------------------------------------------------------
                                                          $  47.7
================================================================================

FISCAL 1997 COMPARED TO FISCAL 1996

         Total revenues grew 10% on an 8% increase in Manufactured Housing sales and a 20% rise in Financial Services and other income.

         Net sales of the Retail group rose 10% to $497 million. This growth was the result of a 13% increase in the average number of Company-owned retail centers and a 3% decline in the average dollar sales per location.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)
------------------------------------------------------

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

         The changes in inventory levels at June 30, 1997 compared to June 30, 1996 are shown below in millions:


MANUFACTURING                                        Increase (decrease)
Raw materials                                             $  (1.4)
Finished goods                                               (1.2)

RETAIL
Net increase of 29 Company-owned
   sales centers                                             11.8
Decrease in average inventory levels
   at 216 Company-owned
   sales centers                                            (14.1)

COMMUNITIES
Inventory at 4 manufactured housing
   communities acquired during
   the year                                                   0.7
Decrease in average inventory levels at 63
   manufactured housing communities                          (0.6)
-------------------------------------------------------------------------------
                                                          $  (4.8)
===============================================================================

FOURTH QUARTER RESULTS

         The increase in revenues and net income during the fourth quarters of fiscal 1998 and 1997 are not indicative of future operating trends but rather reflect the seasonality of the manufactured housing industry. In recent years, approximately 31% of the Company's sales have occurred in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

         During fiscal 1998, the Company originated and acquired approximately $1.3 billion of installment contract and mortgage loan receivables. The Company financed these originations and acquisitions primarily with $936 million in proceeds from the pooling and sale of installment contract and mortgage loan receivables as well as a revolving credit facility. Additional funding came from operating cash flow and collection of installment contract and mortgage loan receivables. Utilizing cash generated from operations, the Company invested approximately $23 million in the acquisition of land or existing manufactured housing communities and $8 million in related rental units, $15 million for the opening of Company-owned retail centers, $5 million including the construction of one new plant and the improvement of existing manufacturing facilities, and $11 million for other fixed assets.

         The Company expects to invest approximately $25 million in Fiscal 1999 in the acquisition or construction of manufactured housing communities, up to $10 million for new Company-owned retail centers, up to $12 million for the construction and improvement of manufacturing facilities, and to originate $900 million of installment contract and mortgage loan receivables. Cash needs for 1999 and thereafter are expected to be met with cash flows from operations, revolving credit lines, and sales of installment contract and mortgage loan receivables and GNMA certificates.

NEW ACCOUNTING PRONOUNCEMENTS

         During fiscal 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 130 requires disclosure of comprehensive income and its components in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires new disclosures of segment information in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. These statements will be effective for the Company in fiscal 1999. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows.

         On June 15, 1998, the FASB issued SFAS No. 133, Accounting for Derivative and Financial Instruments and Hedging Activities. SFAS 133 establishes a new model for accounting for derivatives and hedging activities based on these fundamental principles: i) derivatives represent assets and liabilities that should be recognized at fair value on the balance sheet; ii) derivative gains and losses do not represent liabilities or assets and therefore, should not be reported on the balance sheet as deferred credits or deferred debits; and iii) special hedge accounting should be provided only for transactions that meet certain specified criteria, which include a requirement that the change in the fair value of the derivative be highly effective in offsetting the change in the fair value or cash flows of the hedged item. This statement is effective for fiscal years beginning after June 15, 1999 and is not expected to have a material effect on the Company's financial position or results of operations.

EFFECTS OF INFLATION

         Inflation has had an insignificant impact on the Company during the past several years.

QUARTERLY RESULTS (UNAUDITED)
=============================

                                            First       Second        Third       Fourth
(in thousands except per share data)      Sept. 30      Dec. 31      Mar. 31      June 30          Year
==========================================================================================================
1998
REVENUES                                   $262,695     $251,069     $268,375     $345,640      $1,127,779
OPERATING INCOME                             46,745       48,537       49,234       72,085         216,601
NET INCOME                                   29,679       31,109       31,118       45,794         137,700
EARNINGS PER SHARE:
   BASIC                                   $    .25     $    .26     $    .26     $    .39      $     1.16
   DILUTED                                 $    .25     $    .26     $    .26     $    .38      $     1.15
EQUIVALENT SHARES OUTSTANDING:
   BASIC                                    118,574      118,716      118,887      118,904         118,770
   DILUTED                                  119,347      119,600      119,728      119,739         119,603
PRICE RANGE OF STOCK:
   HIGH                                    $  18.75     $  19.44     $  21.31     $  22.38      $    22.38
   LOW                                        14.25        15.75        16.25        17.06           14.25
   CLOSE                                      18.56        18.00        20.25        19.00           19.00
DIVIDENDS PER COMMON SHARE                 $   .020     $   .020     $   .020     $   .020      $     .080
===========================================================================================================
1997
Revenues                                   $236,204     $234,672     $226,624     $324,203      $1,021,703
Operating income                             40,099       41,953       42,014       63,482         187,548
Net income                                   25,603       26,676       26,298       40,923         119,500
Earnings per share:
   Basic                                   $    .22     $    .22     $    .22     $    .35      $     1.01
   Diluted                                 $    .22     $    .22     $    .22     $    .34      $     1.00
Equivalent shares outstanding:
   Basic                                    118,952      118,768      118,457      118,457         118,659
   Diluted                                  119,903      119,628      119,214      119,163         119,477
Price range of stock:
   High                                    $  17.90     $  17.20     $  15.38     $  15.25      $    17.90
   Low                                        13.80        12.60        13.00        12.63           12.60
   Close                                      17.60        13.50        13.13        14.38           14.38
Dividends per common share                 $   .016     $   .020     $   .020     $   .020      $     .076
===========================================================================================================

YEAR 2000

         The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures and has performed a review of its computer applications related to their continuing functionality for the year 2000 and beyond. Certain of the Company's existing systems have been upgraded and the Company expects to upgrade its remaining systems through modification or replacement by the end of fiscal 1999. As a result, the Company does not believe that it has material exposure to the year 2000 issue with respect to its own computer applications. The Company does not expect the cost of the modifications will have a material impact on the Company's financial position, results of operations, or cash flows in future periods. The year 2000 issue may impact the operations of the Company indirectly by affecting the operations of its suppliers, business partners, customers and other parties that provide significant services to the Company. The Company expects to complete during fiscal 1999 an assessment of potential year 2000 issues with these parties. The Company is currently unable to predict to what extent year 2000 software issues will affect these parties and, consequently, the Company.

FORWARD LOOKING STATEMENTS

         Certain statements in this annual report are forward looking as defined in the Private Securities Litigation Reform Law. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks fall generally within three broad categories consisting of industry factors, management expertise, and government policy and economic conditions. Industry factors include such matters as potential periodic inventory adjustments by both captive and independent retailers, general or seasonal weather conditions affecting sales and revenues, catastrophic events impacting insurance reserves, cost of labor and/or raw materials and industry concentration trends creating fewer, but stronger competitors capable of sustaining competitive pricing pressures.

         Management expertise is affected by management's overall ability to anticipate and meet consumer preferences, maintain successful marketing programs, continue quality manufacturing output, keep a strong cost management oversight, and project stable gain on sale accounting assumptions. Lastly, management has the least control over government policy and economic conditions such as prevailing interest rates, government monetary policy, stable regulation of manufacturing standards, consumer confidence, favorable trade policies, and general prevailing economic and employment conditions.

                                           Clayton Homes, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
---------------------------

                                                                                                       June 30,
(in thousands)                                                                                  1998             1997
========================================================================================================================
ASSETS
    Cash and cash equivalents                                                               $    1,731        $   89,695
    Receivables, principally installment contracts and residual interests, net of reserves for credit losses and unamortized discounts of $30,291 and $7,770,
      respectively                                                                             837,197           478,691
    Inventories                                                                                167,113           119,434
    Securities held-to-maturity, approximate market value of $20,647 and $19,988                20,361            20,361
    Restricted cash and investments                                                             86,176            70,997
    Property, plant, and equipment, net                                                        261,549           214,072
    Deferred income taxes                                                                       11,756                --
    Other assets                                                                                71,874            52,511
------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $1,457,757        $1,045,761
========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
    Accounts payable and accrued liabilities                                                $  138,557        $   99,498
    Debt obligations                                                                           247,591            22,806
    Deferred income taxes                                                                           --            14,074
    Other liabilities                                                                          190,590           154,857
------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                              576,738           291,235
------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
    Preferred stock, $.10 par value, authorized 1,000 shares, none issued                           --                --
    Common stock, $.10 par value, authorized 200,000 shares, issued 118,816
       at June 30, 1998 and 118,497 at June 30, 1997                                            11,882            11,850
    Additional paid-in capital                                                                 165,383           166,153
    Retained earnings                                                                          703,754           576,523
------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                     881,019           754,526
------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                  $1,457,757        $1,045,761
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

August 5, 1998

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Clayton Homes, Inc. and Subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                                                     PricewaterhouseCoopers LLP

                                           Clayton Homes, Inc. and Subsidiaries


CONSOLIDATED STATEMENTS OF INCOME
---------------------------------

                                                                        Year ended June 30,
(in thousands except per share data)                           1998             1997           1996
------------------------------------------------------------------------------------------------------
Revenues:
    Net sales                                             $   880,856      $   822,906     $  762,396
    Financial services                                        190,204          148,515        115,987
    Other income                                               56,719           50,282         50,358
------------------------------------------------------------------------------------------------------
                                                            1,127,779        1,021,703        928,741
------------------------------------------------------------------------------------------------------
Costs and expenses:
    Cost of sales                                             598,589          559,274        521,200
    Selling, general and administrative                       302,598          270,996        236,188
    Financial services interest                                 2,015            2,885          3,649
    Provision for credit losses                                 7,976            1,000             --
------------------------------------------------------------------------------------------------------
                                                              911,178          834,155        761,037
------------------------------------------------------------------------------------------------------
Operating income                                              216,601          187,548        167,704
Interest income (expense), net/other                            5,499            5,152          4,596
------------------------------------------------------------------------------------------------------
Income before income taxes                                    222,100          192,700        172,300
Provision for income taxes                                    (84,400)         (73,200)       (65,500)
------------------------------------------------------------------------------------------------------
Net income                                                $   137,700      $   119,500     $  106,800
======================================================================================================
Net income per common share:
    Basic                                                 $      1.16      $      1.01     $     0.90
    Diluted                                               $      1.15      $      1.00     $     0.89
Average shares outstanding:
    Basic                                                     118,770          118,659        118,602
    Diluted                                                   119,603          119,477        119,346
------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------

                                                              Total                        Additional
                                                          Shareholders'       Common        Paid-in      Retained
(in thousands except per share data)                         Equity           Stock         Capital      Earnings
==================================================================================================================
Balance at June 30, 1995                                    $544,187         $11,807        $165,919     $366,461
    Net income                                               106,800              --              --      106,800
    Purchase of 125 shares of common stock                    (1,893)            (16)         (1,877)          --
    Dividends declared ($.061 per common share)               (7,223)             --              --       (7,223)
    Issuances related to stock incentive, employee
      benefit plans and other                                  8,318              95           8,223           --
------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                                     650,189          11,886         172,265      466,038
    Net income                                               119,500              --              --      119,500
    Purchase of 840 shares of common stock                   (11,349)            (84)        (11,265)          --
    Dividends declared ($.076 per common share)               (9,015)             --              --       (9,015)
    Issuances related to stock incentive, employee
       benefit plans and other                                 5,201              48           5,153           --
------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                                     754,526          11,850         166,153      576,523
    NET INCOME                                               137,700              --              --      137,700
    PURCHASE OF 570 SHARES OF COMMON STOCK                    (9,506)            (57)         (9,449)          --
    DIVIDENDS DECLARED ($.080 PER COMMON SHARE)              (10,469)             --              --      (10,469)
    ISSUANCES RELATED TO STOCK INCENTIVE,
       EMPLOYEE BENEFIT PLANS AND OTHER                        8,768              89           8,679           --
------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1998                                    $881,019         $11,882        $165,383     $703,754

-------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

===================================================================================================================

                                            Clayton Homes, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------

                                                                                          Year ended June 30,
(in thousands)                                                                     1998            1997             1996
==========================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                      $ 137,700       $ 119,500        $ 106,800
      Adjustments to reconcile net income to net cash provided
      by operating activities:
          Depreciation and amortization                                            14,733          13,058           11,163
          Gain on sale of installment contract receivables, net of
             amortization                                                         (31,699)        (21,541)         (11,315)
          Gain on sale of property                                                     --              --           (4,828)
          Provision for credit losses                                               7,976           1,000               --
          Deferred income taxes                                                   (25,830)          8,394           (3,702)
          Increase in other receivables, net                                      (25,700)        (27,383)         (16,972)
          Decrease (increase) in inventories                                      (47,679)          4,846          (35,825)
          Increase in accounts payable, accrued liabilities, and other             55,429          39,249           25,633
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by operations                                                  84,930         137,123           70,954
          Origination of installment contract receivables                        (801,865)       (646,624)        (476,467)
          Proceeds from sales of originated installment contract receivables      705,420         614,588          394,087
          Principal collected on originated installment contract receivables       50,260          39,668           35,199
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operations                                              38,745         144,755           23,773

CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of installment contract receivables                            (520,912)       (206,937)         (36,105)
      Proceeds from sales of acquired installment contract receivables            230,311         167,138           36,007
      Principal collected on acquired installment contract receivables             27,703           3,439           16,935
      Acquisition of property, plant and equipment, net                           (62,210)        (42,859)         (40,829)
      Proceeds from sale of property                                                   --              --           21,271
      Increase in restricted cash and investments                                 (15,179)           (594)          (4,189)
---------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                      (340,287)        (79,813)          (6,910)

CASH FLOWS FROM FINANCING ACTIVITIES:
      Dividends                                                                   (10,469)         (9,015)          (6,835)
      Net borrowings on credit facilities                                         227,873              --               --
      Repayment of long-term debt                                                  (3,088)         (7,484)         (18,447)
      Issuance of stock for incentive plans and other                               8,768           5,201            8,318
      Repurchase of common stock                                                   (9,506)        (11,349)          (1,893)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                         213,578         (22,647)         (18,857)
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in cash and cash equivalents                        (87,964)         42,295           (1,994)
      Cash and cash equivalents at beginning of year                               89,695          47,400           49,394
---------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                                  $   1,731       $  89,695        $  47,400
===========================================================================================================================
      Supplemental disclosures of cash flow information:
         Cash paid during the year for:
             Interest                                                           $   4,285       $   3,912        $   4,016
             Income taxes                                                       $  93,832       $  62,269        $  63,366
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                                           Clayton Homes, Inc. and Subsidiaries


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

         The consolidated financial statements include the accounts of Clayton Homes, Inc. (CHI) and its wholly-owned subsidiaries. CHI and its subsidiaries are collectively referred to as the Company. The Company is a vertically integrated manufactured housing company headquartered in Knoxville, Tennessee. Employing more than 6,700 people and operating in 28 states, the Company builds, sells, finances and insures manufactured homes, as well as owns and operates residential manufactured housing communities. Significant intercompany accounts and transactions have been eliminated in the financial statements. See Note 11 for information related to the Company's business segments.

Income Recognition

         Sales to independent retailers of homes produced by CHI are recognized as revenue upon shipment. Retail sales are recognized when cash payment is received or, in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the customer enters into an installment sales contract. Most of these installment sales contracts, which are normally payable over 84 to 240 months, are financed by Vanderbilt Mortgage and Finance, Inc. (VMF), the Company's mortgage banking subsidiary.

         Premiums from physical damage, family protection and homebuyer protection plan insurance policies reinsured by the insurance subsidiaries are recognized as income over the terms of the contracts. The policies represent single payment contracts with terms of one to ten years. Claims and expenses are matched to recognize profits over the terms of the contracts. This matching is accomplished by means of deferral and recognition of unearned premiums and the deferral and amortization of policy acquisition costs.

Installment Contract Receivables and Mortgage Loan Receivables

         Installment contract receivables and mortgage loan receivables originated or purchased by VMF are generally sold to investors through an asset backed securities facility, with VMF retaining servicing on the contracts. Certain purchased mortgage loan receivables are sold to financial institutions with servicing released. In 1998, $903 million in installment contract receivables and mortgage loan receivables were securitized with VMF retaining servicing, while $33 million in mortgage loan receivables were sold with servicing released. In May 1998, the Company purchased $245 million in loans from Access Financial Lending Corporation and contracted to service an additional $267 million portfolio. The purchased loans are presented net of an approximate $24 million reserve for credit losses in the accompanying financial statements.

          Installment contract receivables held for sale of $622 million and $254 million in 1998 and 1997, respectively, are included in receivables and are carried at the lower of aggregate cost or market. Certain of the installment contract receivables are purchased in bulk at a discount. The purchase discounts are allocated between unamortized discount and the reserve for credit losses based on management's assessment of risks existing in the portfolio. Unamortized discount is amortized over the life of the related portfolio after giving consideration to anticipated prepayments. Adjustments between the reserve for credit losses and unamortized discount are made to reflect changes in the estimated collectibility of each portfolio purchased. Estimated principal receipts under installment contract receivables for each of the five fiscal years subsequent to 1998 and thereafter are as follows:

         1999                $180,000,000
         2000                  86,000,000
         2001                  70,000,000
         2002                  60,000,000
         2003                  52,000,000
         Thereafter           174,000,000

         The estimated principal receipts are based on the scheduled payments and estimated prepayments of principal of the installment contract receivables. Estimated principal receipts for the year ending June 30, 1999 include amounts relating to the sale of $240 million of installment contract receivables in August 1998. VMF provides servicing for investors in installment contract receivables. Total contracts serviced at June 30, 1998 and 1997, including contracts held for investment, were approximately $2,925 million and $2,044 million, respectively. Most of the installment contract receivables are with borrowers in the east, south and southwest portions of the United States and are collateralized by manufactured homes. Interest income on installment contract receivables is recognized by a method which approximates the interest method. Service fee income is recognized as the service is performed.

         Effective January 1, 1997, the Company adopted SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 125 utilizes a financial components approach, requiring that the carrying amount of the receivables sold be allocated between the assets sold and the assets (liabilities) created, if any, at their fair value at the date of sale. The assets (liabilities) created are: 1) an interest-only strip valued as the discounted present value of the excess (deficiency) interest due the servicer (VMF) during the expected life of the contracts over: i) the stated investor yield; ii) the contractual servicing fee; and iii) estimated credit losses; and 2) servicing asset (liability), representing the discounted present value of the contractual servicing fee over the cost of servicing the contracts. Profit (loss) recorded at the time of the sale is computed as the difference between the allocated carrying amount of the receivables sold and the proceeds realized from the sale. The adjustment to income in 1997 was immaterial with respect to the adoption of this statement.


(in thousands)                                  1998          1997
---------------------------------------------------------------------
Servicing asset beginning balance            $  5,644      $      0
Servicing asset recognized                     10,823         7,080
Amortization                                   (3,424)       (1,436)
---------------------------------------------------------------------
Servicing asset ending balance               $ 13,043      $  5,644


         The balance represents the estimated fair value of the aggregate servicing assets recognized during 1998. The estimate of fair value assumes: 1) discount rates which, at the time the asset was created, approximate current market rates; and 2) expected prepayment rates based on loan prepayment experience for similar transactions.

Cash Equivalents

         For purposes of the statements of cash flows, all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

Investment Securities

         Effective July 1, 1994, the Company adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments in certain debt and equity securities are classified as either Held-to-Maturity (reported at amortized cost), Trading (reported at fair value with unrealized gains and losses included in earnings), or Available-for-Sale (reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity).

         Premiums and discounts on debt securities are recognized in interest income on the level interest yield method over the period to maturity.

         Gains and losses on the sale of securities are determined using the specific identification method.

Inventories

         New homes and raw materials are valued at the lower of cost or market, using the last-in, first-out (LIFO) method of inventory valuation. Previously-owned manufactured homes are valued at

------------------------------------------------------

estimated wholesale prices, which are not in excess of net realizable value.

Property, Plant and Equipment

         Land and improvements, buildings, and furniture and equipment are valued at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in earnings for the period. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the respective assets ranging from three to 27 1/2 years.

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

Interest Rate Swaps

         Interest rate swaps are entered into as a hedge against interest exposure of variable rate debt. The differences to be paid or received on swaps are included in interest expense. The fair value of the Company's interest rate swap agreements is estimated using present value discounting techniques. These values represent the amounts the Company would receive or pay to terminate the agreements taking into consideration current interest rates.

Other

         Per share and share data have been retroactively adjusted to reflect 5-for-4 stock splits in December 1996 and December 1995. Certain reclassifications have been made to the 1996 and the 1997 financial statements to conform to the 1998 presentation.

Restricted Cash and Investments

         Restricted cash and investments primarily represent reserves required by: 1) trust account cash balances required by certain VMF servicing agreements, and 2) insurance reserves required by escrow or trust agreements.

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

New Accounting Pronouncements

         During fiscal 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 130 requires disclosure of comprehensive income and its components in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires new disclosures of segment information in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. These statements will be effective for the Company in fiscal 1999. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows.

         On June 15, 1998, the FASB issued SFAS No. 133, Accounting for Derivative and Financial Instruments and Hedging Activities. SFAS 133 establishes a new model for accounting for derivatives and hedging activities based on these fundamental principles: i) derivatives represent assets and liabilities that should be recognized at fair value on the balance sheet; ii) derivative gains and losses do not represent liabilities or assets and therefore, should not be reported on the balance sheet as deferred credits or deferred debits; and iii) special hedge accounting should be provided only for transactions that meet certain specified criteria, which include a requirement that the change in the fair value of the derivative be highly effective in offsetting the change in the fair value or cash flows of the hedged item. This statement is effective for fiscal years beginning after June 15, 1999 and is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 2 - INVENTORIES

         Inventories at June 30, 1998, and 1997 are as follows:


(in thousands)                                   1998             1997
=========================================================================
Manufactured homes:
   New                                         $114,577         $ 81,963
   Previously-owned                              33,991           22,805
Raw materials                                    18,545           14,666
-------------------------------------------------------------------------
                                               $167,113         $119,434
=========================================================================

         If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $18,331,000 and $18,196,000 at June 30, 1998 and 1997, respectively.

NOTE 3 - SECURITIES HELD-TO-MATURITY

         At June 30, 1998 and 1997, manufactured housing contract senior/subordinate pass-through certificates have been classified in the consolidated financial statements according to management's intent. These securities can be reasonably expected to mature after ten years.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at June 30, 1998, and 1997 are as follows:


(in thousands)                                   1998          1997
======================================================================
Land and improvements                          $166,692      $135,027
Buildings                                       126,085       104,560
Furniture and equipment                          34,964        28,200
----------------------------------------------------------------------
                                                327,741       267,787
Less: accumulated depreciation
   and amortization                             (66,192)      (53,715)
----------------------------------------------------------------------
                                               $261,549      $214,072
======================================================================

         Depreciation charged to operations was $14,733,000, $13,058,000, and $11,163,000 for each of the years ended June 30, 1998, 1997, and 1996, respectively.

NOTE 5 - DEBT OBLIGATIONS

         Debt obligations at June 30, 1998 and 1997 are summarized as follows:

------------------------------------------------------

  (in thousands)                                       1998        1997
  ========================================================================
  Lines of credit                                     $227,873   $     --
  Debt collateralized by installment contract
     receivables maturing in fiscal years
     through 1999 to 2004:
       weighted average rate of 10.14%
       at June 30, 1998                                 15,557      22,013
   Other notes payable                                   4,161         793
   ------------------------------------------------------------------------
  Total                                               $247,591   $  22,806
  =========================================================================

         The Company has committed and uncommitted lines of credit totaling $150 million and $82.5 million for working capital needs of which $150 million and $77.9 million, respectively, were outstanding at June 30, 1998. These lines of credit do not require collateral and are priced based on LIBOR plus rates ranging from 0.10% to 0.45%. The $150 million line is a five-year revolving credit facility guaranteed by all material subsidiaries of the Company and is governed by various financial covenants which require maintenance of certain financial ratios.

         Additionally, the Company has letters of credit of which $69 million was outstanding at year end, primarily related to insurance reserve requirements.

         On July 1, 1998, the Company entered into a short-term, committed line of credit for $200 million, primarily to facilitate the purchase and warehousing of a manufactured housing loan portfolio. This line is also subject to certain financial covenants.

         Debt collateralized by installment contract receivables and other notes payable are scheduled to mature as follows:

         1999                $3,936,000
         2000                 3,253,000
         2001                 3,144,000
         2002                 2,944,000
         2003                 2,059,000
         Thereafter           4,382,000

         Under certain interest rate swap agreements, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The fair value of the interest rate swap agreements is estimated using present value discounting techniques and approximates the cash requirement at year end to cancel the agreements. At June 30, 1998 the Company's interest rate swap agreements had a notional amount of $150,000,000 with a fair value of $(649,500).

NOTE 6 - RESERVES FOR CREDIT LOSSES AND CONTINGENT LIABILITIES

         An analysis of the reserve for losses on installment contract receivables and reserve for contingent liabilities for the years ended June 30, 1998, 1997, and 1996 is as follows:


(in thousands)                                  1998         1997       1996
===============================================================================
Balance, beginning of year                     $ 8,051     $ 7,766     $11,895
     Provision                                   7,976       1,000      --
     Losses, net of recoveries
       applicable to installment
       contract receivables:
        Purchased                               (2,762)     (2,337)     (2,494)
        Other                                   (3,981)      1,622         442
     Reserves transferred from
       unamortized discount                      2,318       --          --
     Reserves associated with
       receivables purchased (sold)             24,226       --         (2,077)
-------------------------------------------------------------------------------
Balance, end of year                           $35,828     $ 8,051     $ 7,766
===============================================================================
Reserves for credit losses                     $29,964     $ 4,917     $ 4,787
Reserve for contingencies                        5,864       3,134       2,979
-------------------------------------------------------------------------------
                                               $35,828     $ 8,051     $ 7,766
===============================================================================

         The reserves for credit losses are netted against receivables and the reserve for contingencies is included in other liabilities on the consolidated balance sheets. The Company is contingently liable as guarantor on installment contract receivables sold with recourse. The installment contract receivables and related contingent liabilities are shown in the table below.


      Total Installment                                           Contingent
    Contract Receivables              Contingent                  Liabilities
       (in thousands)                 Liability %                (in thousands)
================================================================================
       JUNE 30, 1998
         $  15,000                     30% - 88%                    $  4,000
            16,000                     11% - 25%                       3,000
           157,000                  10% AND BELOW                     16,000
--------------------------------------------------------------------------------
         $ 188,000                                                  $ 23,000
================================================================================
       June 30, 1997
         $  23,000                     30% - 88%                    $  8,000
            36,000                     11% - 25%                       7,000
           182,000                  10% and below                     18,000
--------------------------------------------------------------------------------
         $ 241,000                                                  $ 33,000
================================================================================

         There were no proceeds from receivables sold with recourse in 1998 and 1997; and $12 million during 1996.

NOTE 7 - SHAREHOLDERS' EQUITY

Stock Option Plan

         In 1983, 1985, 1991 and 1997, the Company established Stock Option Plans for a total of 13,616,829 shares of common stock which provide for granting "incentive stock options" or "non-qualified options" and stock appreciation rights to officers and key employees of the Company. In addition, non-management members of the Board of Directors have, with shareholder approval of prices and provisions for exercise, been granted options to purchase shares of common stock. The option prices were established at not less than the fair market value as of the date of grant. Options are exercisable after one or more years and expire no later than 10 years from the date of grant. Activity and price information regarding the plans follow:

                                                               Weighted                 Weighted
                                                                 Avg         Stock        Avg
                                              Stock Option     Exercise      Options    Exercise
                              Shares          Price Range       Price      Exercisable   Price
==================================================================================================
Balance June 30, 1995        3,491,560     $ 1.16 - $12.93      $ 6.99     1,289,298     $ 4.95
     Granted                   840,373     $10.64 - $17.12      $12.64
     Exercised                (628,845)    $ 1.16 - $10.37      $ 4.28
     Canceled                 (378,975)    $ 2.20 - $17.12      $ 8.69
-------------------------------------------------------------------------------------------------
Balance June 30, 1996        3,324,113     $ 1.38 - $17.12      $ 8.74     1,145,403     $  6.65
     Granted                   569,684     $12.90 - $16.00      $14.38
     Exercised                (161,144)    $ 1.38 - $10.37      $ 4.37
     Canceled                 (199,095)    $ 1.78 - $17.12      $11.84
-------------------------------------------------------------------------------------------------
Balance June 30, 1997        3,533,558     $ 1.38 - $17.12      $ 9.67     1,511,148     $  7.90
     GRANTED                 1,223,885     $10.24 - $15.75      $14.51
     EXERCISED                (954,556)    $ 1.38 - $17.12      $ 7.76
     CANCELED                 (360,457)    $ 1.76 - $17.12      $12.38
-------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1998        3,442,430     $ 1.76 - $17.12      $11.65       949,916     $  9.11
=================================================================================================

         Options available for future grant at June 30, 1998 and 1997 were 4,894,590 and 803,019, respectively. Options were held by 717 persons at June 30, 1998.

------------------------------------------------------

         The following table summarizes information about the plan's stock options at June 30, 1998:


                                        Options Outstanding                      Options Exercisable
                       --------------------------------------------------    ----------------------------
                          Number         Weighted Avg         Weighted         Number        Weighted
      Range of         Outstanding        Remaining         Avg Exercise     Exercisable    Avg Exercise
   Exercise Price       at 6/30/98     Contractual Life        Price         at 6/30/98        Price
---------------------------------------------------------------------------------------------------------
   $ 1.76 - $ 2.70       205,896          1.55 years          $ 1.90          101,044         $ 1.96
   $ 4.55 - $ 6.31       255,472          3.51 years          $ 5.07          112,884         $ 4.78
   $ 9.02 - $12.90     1,650,598          6.49 years          $10.36          623,542         $ 9.61
   $14.32 - $17.12     1,330,464          8.64 years          $16.01          112,446         $17.12

         The Company has adopted the disclosure-only provisions of SFAS No. 123 Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been based on the fair value at the grant date for awards from 1998, 1997, and 1996 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share for 1998 would have been reduced to the pro forma amounts indicated below:

                                                                June 30,
                                                       1998       1997        1996
------------------------------------------------------------------------------------
Net income - as reported                             $137,700   $119,500    $106,800
Net income - pro forma                                136,643    118,481     106,309
Net  income per diluted common share - as reported       1.15       1.00        0.89
Net income per diluted common share - pro forma          1.14       0.99        0.89
------------------------------------------------------------------------------------

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued from 1996 to 1998; dividend yields ranging from 0.44% to 0.78% with a weighted average yield of 0.55%; expected volatility of 0.295%, risk-free interest rates ranging from 5.45% to 5.59% with a weighted average rate of 5.51%; and expected lives ranging from 7.50 to 9.75 years with a weighted average life of 7.98 years.

NOTE 8 - INCOME TAXES

         Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities at June 30, 1998 and 1997 are as follows:


(in thousands)                                     1998              1997
-----------------------------------------------------------------------------
Reserves for credit losses and
     contingencies and discounts                 $  4,064           $  4,712
Insurance reserves                                  9,162              5,377
Unearned premiums                                   6,355              5,074
Residual interest in installment
     contract receivables                           5,652              --
-----------------------------------------------------------------------------
     Total deferred tax assets                   $ 25,233           $ 15,163
=============================================================================
Residual interest in installment
    contract receivables                         $   --             $(16,881)
Deferred costs                                     (4,789)            (3,904)
Other                                              (8,688)            (8,452)
-----------------------------------------------------------------------------
     Total deferred tax liabilities              $(13,477)          $(29,237)
-----------------------------------------------------------------------------
     Net deferred tax asset (liability)          $ 11,756           $(14,074)
=============================================================================

         The provision for income tax is composed of the following:


(in thousands)                             1998             1997           1996
=================================================================================
Current tax provisions:
   Federal                               $103,336          $58,591       $63,274
   State                                    6,894            6,215         5,928
---------------------------------------------------------------------------------
   Total current                         $110,230          $64,806       $69,202
---------------------------------------------------------------------------------
   Deferred tax provision/(benefit)       (25,830)           8,394        (3,702)
---------------------------------------------------------------------------------
   Total                                 $ 84,400          $73,200       $65,500
=================================================================================

         The provision for income tax reflected in the financial statements differs from income taxes calculated at the statutory federal income tax rate of 35% in 1998, 1997 and 1996 as follows:


(in thousands)                                1998       1997       1996
===========================================================================
Income taxes at the statutory rate           $77,735    $67,451    $60,305
State income taxes, net of
   federal benefit                             4,481      4,040      4,150
Other, net                                     2,184      1,709      1,045
---------------------------------------------------------------------------
   Total                                     $84,400    $73,200    $65,500
===========================================================================

NOTE 9 - EMPLOYEE BENEFIT PLANS

         The Company has a 401(k) profit-sharing plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions accrued were $2,488,000, $2,874,000, and $4,274,000 for the years ended June 30, 1998, 1997, and 1996, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Leases
         Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2009. Total rental expense under operating leases was $4,440,000 in 1998, $3,705,000 in 1997, and $2,722,000 in
1996. The following is a schedule of minimum rental commitments under non-cancelable operating leases, primarily for retail centers, in effect at June 30, 1998:

         1999              $ 3,994,000
         2000                3,055,000
         2001                2,534,000
         2002                1,818,000
         2003                1,101,000
         Thereafter          2,313,000

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

------------------------------------------------------

NOTE 11 - INDUSTRY SEGMENT INFORMATION

         The Company operates in three major business segments: Manufactured Housing, Financial Services, and Communities. The Manufactured Housing segment is engaged in the production, wholesale and retail sale of manufactured homes. Financial Services includes retail financing of manufactured homes, reinsuring risk on family protection, physical damage, and homebuyer protection plan insurance policies, and certain specialty finance products. Communities is engaged in marketing and management of manufactured housing communities. Operating income consists of total revenues less cost of sales and operating expenses. The following items have not been included in the computation of operating income: non-operating income and expenses and income taxes. Identifiable assets are those assets used in the operation of each industry segment. Corporate assets primarily consist of fixed assets.

         Information concerning operations by industry segment follows:


                                     Manufactured   Financial
(in thousands)                         Housing      Services       Communities     Corporate    Total
=========================================================================================================
1998
REVENUES                             $ 898,342     $  158,697       $  70,740      $     --   $1,127,779
OPERATING INCOME                       105,971         96,402          14,228            --      216,601
IDENTIFIABLE ASSETS                    275,036      1,003,528         166,870        12,323    1,457,757
DEPRECIATION AND AMORTIZATION            8,741            121           5,418           453       14,733
CAPITAL EXPENDITURES                 $  20,868     $      931       $  31,316      $  9,095   $   62,210
---------------------------------------------------------------------------------------------------------
1997
Revenues                             $ 827,383     $  124,076       $  70,244      $     --   $1,021,703
Operating income                        95,958         77,459          14,131            --      187,548
Identifiable assets                    219,321        610,642         147,814        67,984    1,045,761
Depreciation and amortization            8,348             --           4,710            --       13,058
Capital expenditures                 $  21,404     $       --       $  21,455      $     --   $   42,859
---------------------------------------------------------------------------------------------------------
1996
Revenues                             $ 761,111     $   99,443       $  68,187      $     --   $  928,741
Operating income                        89,504         62,600          15,600            --      167,704
Identifiable assets                    197,938        493,622         142,331        52,459      886,350
Depreciation and amortization            6,671             --           4,492            --       11,163
Capital expenditures                 $  16,483     $       --       $  24,346      $     --   $   40,829
==========================================================================================================

NOTE 12 - OTHER ASSETS AND LIABILITIES

         At June 30, 1998 and 1997, other assets and liabilities consisted of:


(in thousands)                                               1998        1997
================================================================================
Other Assets
     Interest receivable and future servicing rights        $38,157     $26,229
     Prepaid expenses and other                              33,717      26,282
--------------------------------------------------------------------------------
                                                            $71,874     $52,511
================================================================================
Other Liabilities
     Investors payable                                      $86,804     $69,847
     Reserve for contingencies (Note 6)                       5,864       3,134
     Escrow deposits                                         10,779      15,220
     Unearned insurance premiums                             65,048      50,610
     Other                                                   22,095      16,046
--------------------------------------------------------------------------------
                                                           $190,590    $154,857
================================================================================

NOTE 13 - FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

         SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that CHI disclose the estimated fair values of its financial instruments. The following methodologies and assumptions were used by CHI to estimate its fair value disclosures for financial instruments.

         Fair value estimates are made at a specific point in time, based on relevant market data and information about the financial instrument. The estimates do not reflect any premium or discount that could result from offering for sale in a single transaction CHI's entire holdings of a particular financial instrument. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values. Comparability to financial instruments between similar companies may not be reasonable because of varying assumptions concerning the estimates of fair value.

Cash and Cash Equivalents

         The carrying values for cash and cash equivalents, including those restricted by agreement, approximate the fair value of the assets.

Residual Interests in Installment Contract Receivables

         Residual interests in installment contract receivables are calculated using prepayment, default and interest rate assumptions that the Company believes are appropriate at the time of the sale of the installment contract receivables. Projected performance is monitored after the sale. The fair value primarily assumes an appropriate discount rate to be applied to the asset as a whole.

------------------------------------------------------

         The Company used a discount rate and such other assumptions as it believed to be used for similar instruments. The Company has estimated the fair value of its residual interests in installment contract receivables to approximate its carrying value as of June 30, 1998 and 1997.

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

Debt Collateralized by Installment Contract Receivables

         Debt collateralized by installment contract receivables consist primarily of notes collateralized by contracts with maturities that coincide with the underlying contract maturities. The fair value of these financial instruments is based on the current rates offered to CHI for debt of similar maturities using a discounted cash flow calculation. Loan covenants preclude prepayment.

         The carrying amounts and estimated fair values of CHI's financial assets and liabilities are as follows:


                                                                    JUNE 30, 1998            June 30, 1997
                                                                CARRYING   ESTIMATED    Carrying    Estimated
(in thousands)                                                   AMOUNT   FAIR VALUE     Amount     Fair Value
===============================================================================================================
Financial assets:
   Cash and cash equivalents, including restricted
     investments and securities held-to-maturity                $108,268    $108,554     $181,053     $180,680
   Residual interests in installment contract receivables        127,705     127,705      135,208      135,208
   Contracts held for sale and as collateral, including
     accrued interest receivable                                 673,847     661,069      287,457      297,347
Financial liabilities:
   Debt collateralized by installment contract
      receivables                                               $ 15,557    $ 16,469     $ 22,670     $ 25,723
-------------------------------------------------------------------------------------------------------------

NOTE 14 - EARNINGS PER SHARE

         Effective for the quarter ended December 31, 1997, the Company adopted SFAS No. 128, Earnings per Share. The Statement simplifies the standards for computing earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share. Prior years have been restated to reflect this change. Per share and share data have been retroactively adjusted to reflect 5-for-4 stock splits in December 1996 and December 1995. The following reconciliation details the numerators and denominators used to calculate basic and diluted earnings per share for the respective periods:



(in thousands except per share data)             1998         1997           1996
====================================================================================
Net income                                    $137,700      $119,500       $106,800
Average shares outstanding:
   Basic                                       118,770       118,659        118,602
   Add: common stock equivalents                   833           818            744
   Diluted                                     119,603       119,477        119,346
Earnings per share:
   Basic                                      $   1.16      $   1.01       $   0.90
   Diluted                                    $   1.15      $   1.00       $   0.89
------------------------------------------------------------------------------------



24