Form 10-K, Exhibit 13
period 1999-06-30
CLAYTON HOMES INC
filed 1999-09-20
CIK 719547

                                                                      EXHIBIT 13


ELEVEN YEAR REVIEW

(in thousands except per
share and other data)     1999       1998       1997      1996      1995     1994      1993     1992      1991      1990     1989
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Revenues:
   Net sales           $1,040,668   $880,856   $822,906  $762,396 $621,351  $510,153 $384,491  $296,849  $257,557 $219,443 $208,624
   Financial services
      and other income    303,615    246,923    198,797   166,345  136,741   118,083   91,750    74,330    62,392   40,316   33,270
------------------------------------------------------------------------------------------------------------------------------------
                        1,344,283  1,127,779  1,021,703   928,741  758,092   628,236  476,241   371,179   319,949  259,759  241,894
Costs and expenses:
   Cost of sales          705,128    598,589    559,274   521,200  431,826   357,698  267,201   206,049   176,374  153,786  147,982
   SG&A                   367,430    302,598    270,996   236,188  188,835   153,698  113,695    84,785    76,420   60,220   55,456
   Financial services
    interest                7,981      2,015      2,885     3,649    5,533     8,196   11,819    16,585    18,198   11,595    9,911
   Other expenses          12,459      7,976      1,000         0        0         0        0     3,300     3,772    2,213    1,539
------------------------------------------------------------------------------------------------------------------------------------
                        1,092,998    911,178    834,155   761,037  626,194   519,592  392,715   310,719   274,764  227,814  214,888
Operating income          251,285    216,601    187,548   167,704  131,898   108,644   83,526    60,460    45,185   31,945   27,006
Interest income
   (expense), net/other    (5,317)     5,499      5,152     4,596    3,902      (359)    (170)     (317)     (592)    (575)  (1,042)
------------------------------------------------------------------------------------------------------------------------------------
Income before
   income taxes           245,968    222,100    192,700   172,300  135,800   108,285   83,356    60,143    44,593   31,370   25,964
Provision for
   income taxes           (91,000)   (84,400 )  (73,200)  (65,500) (48,800)  (39,000) (29,600)  (20,800)  (16,000) (11,500)  (9,714)
------------------------------------------------------------------------------------------------------------------------------------
Income before
  accounting change       154,968    137,700    119,500   106,800   87,000    69,285   53,756    39,343    28,593   19,870   16,250
Cumulative effect of
  accounting change             0          0          0         0        0     3,000        0         0         0        0        0
------------------------------------------------------------------------------------------------------------------------------------
Net income               $154,968   $137,700   $119,500  $106,800  $87,000   $72,285  $53,756   $39,343   $28,593  $19,870  $16,250
====================================================================================================================================
Net income per share:
   Basic                    $1.07      $0.93      $0.81     $0.72    $0.59     $0.51    $0.39     $0.30     $0.27    $0.21    $0.17
   Diluted                  $1.06      $0.92      $0.80     $0.72    $0.59     $0.49    $0.37     $0.29     $0.24    $0.18    $0.15
Average shares
  outstanding:
   Basic                  145,211    148,463    148,324   148,253  147,020   141,046  136,391   130,103   106,884   94,785   95,639
   Diluted                145,931    149,504    149,346   149,183  148,285   149,875  149,106   142,100   126,216  120,217  119,932
Dividends per common
   share                    $.064      $.064      $.061     $.049    $.030        --       --        --        --       --       --
====================================================================================================================================
BALANCE SHEET DATA:
   Total assets        $1,417,245 $1,457,757 $1,045,761  $886,350 $761,151  $701,148 $587,032  $554,780  $488,817 $339,099 $294,754
   Debt obligations        96,477    247,591     22,806    30,290   48,737    70,680  137,038   192,931   227,444  177,374  163,471
   Shareholders' equity  $947,768   $881,019   $754,526  $650,189 $544,187  $462,154 $348,630  $292,950  $200,992 $108,334  $87,462
KEY FINANCIAL RATIOS:
As a % of revenue:
   Operating income         18.7%      19.2%      18.4%     18.1%    17.4%     17.3%    17.5%     16.3%     14.1%    12.3%    11.2%
   Net income               11.5%      12.2%      11.7%     11.5%    11.5%     11.5%    11.3%     10.6%      8.9%     7.6%     6.7%
Debt as a % of
   total capital             9.2%      21.9%       2.9%      4.5%     8.2%     13.3%    28.2%     39.7%     53.1%    62.1%    65.1%
OTHER DATA:
   Company-owned
      retail centers          306        273        245       216      192       165      143       127       123       96       99
   Independent retailers      671        702        663       580      421       372      371       312       330      322      269
   Manufacturing plants        19         18         17        17       16        13       13        11        10       10       10
   Communities                 75         71         67        64       55        46       33        20        12        9        7
------------------------------------------------------------------------------------------------------------------------------------

QUARTERLY RESULTS (UNAUDITED)

                                                          1999                                       1998
------------------------------------------------------------------------------------------------------------------------------
                                         First     Second      Third     Fourth       First    Second      Third     Fourth
(in thousands except per share data)   Sept. 30    Dec. 31    Mar. 31    June 30    Sept. 30   Dec. 31    Mar. 31    June 30
------------------------------------------------------------------------------------------------------------------------------
REVENUES                                $314,686   $319,120   $308,306   $402,171   $262,695   $251,069   $268,375   $345,640
OPERATING INCOME                          53,690     56,841     57,314     83,440     46,745     48,537     49,234     72,085
NET INCOME                                33,197     35,013     34,932     51,826     29,679     31,109     31,118     45,794
EARNINGS PER SHARE - BASIC                 $ .23       $.24       $.24       $.36       $.20       $.21       $.21       $.31
                   - DILUTED (a)           $ .22       $.24       $.24       $.36       $.20       $.21       $.21       $.31
PRICE RANGE OF STOCK - HIGH               $16.35     $13.81     $15.19     $13.25     $15.00     $15.55     $17.05     $17.90
                       LOW                $12.35     $10.80     $10.69     $10.69     $11.40     $12.60     $13.00     $13.65
DIVIDENDS PER COMMON SHARE                  $.016      $.016      $.016      $.016      $.016      $.016      $.016      $.016
==============================================================================================================================

(a) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share information may not equal the annual earnings per share.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         The following table reflects the percentage changes in sales by the Company's retail and community sales centers and in wholesale sales to independent retailers. It also shows the percentage changes in the average number of Company-owned retail centers, communities and independent retailers, the average sales per location, and the average price per home sold in each category.

                                          Year Ended June 30,
                                    1999 vs 1998       1998 vs 1997
-----------------------------------------------------------------------
RETAIL
     Dollar sales                     +25.8%              +7.6%
     Number of retail centers         +11.8%             +12.4%
     Dollar sales per retail
       center                         +12.5%              -4.2%
     Price of home                     +6.8%             +10.9%
-----------------------------------------------------------------------
WHOLESALE
     Dollar sales                      +6.8%              +8.3%
     Number of independent
       retailers                       +0.6%              +9.8%
     Dollar sales per
       independent retailer            +6.2%              -1.4%
     Price of home                     +5.0%              +5.7%
-----------------------------------------------------------------------
COMMUNITIES
     Dollar sales                      +2.5%             -10.1%
     Number of communities             +5.8%              +5.3%
     Dollar sales per community        -3.1%             -14.6%
     Price of home                     +4.5%              +6.4%
-----------------------------------------------------------------------

FISCAL 1999 COMPARED TO FISCAL 1998

         Total revenues grew 19% on an 18% increase in Manufactured Housing sales and a 23% rise in Financial Services and other income.

         Net sales of the Retail group rose 26% to $673 million. This growth was the result of a 12% increase in the average number of Company-owned retail centers, a 7% increase in the average price per home, and an 18% increase in homes sold. Multi-section homes accounted for 49% of total new homes sold versus 46% last year.

         During the year, the Company opened 38 retail centers and closed five under-performing retail centers. The Company continually evaluates specific markets and opens, acquires, or closes retail centers as conditions warrant. Of the 38 new openings, 15 were acquired and 23 were greenfield start-ups. Ten of the new retail centers were opened in the fourth quarter.

         Net sales of the Manufacturing group to independent retailers increased 7% to $333 million and the number of homes sold rose 2%. The average wholesale price increased 5% principally due to a shift toward multi-section homes. Multi-section homes accounted for 48% of total shipments versus 44% last year.

         Net sales of the Communities group increased 3% to $35 million as 2% less homes were sold while the average home selling price increased 5%. Two acquisitions and two greenfield start-ups brought the number of communities to 75 at year end.

         Financial Services revenues increased 23% mainly due to VMF, $32 million, and earned insurance premiums and commissions, $8 million. Rental and other income increased 23% on a 19% rise in Communities rental income.

         Interest and loan servicing revenues increased 42% to $166 million. The average outstanding balance of receivables owned rose 55% to $600 million with a weighted average interest rate of 10.3%, up from 10.2%. The average outstanding balance of receivables sold rose 35% to $2.5 billion and the weighted average loan service spread was 3.7% compared to 3.6%.

         Financial Services interest expense increased $6 million to $8 million. Debt collateralized by installment contract receivables dropped 28% to an average of $13 million, and the weighted average interest rate increased to 10.4% from 10.1%. Loan covenants preclude prepaying these relatively higher cost obligations.

         Gross profit margins increased slightly to 32.2%.

         Selling, general and administrative expenses were 35.3% and 34.4% of net sales for the years ended June 30, 1999 and 1998, respectively. Expenses associated with the start-up of 38 new sales centers, four additional communities, one new plant, the reconstruction of the Waycross plant, and costs associated with portfolio acquisitions were primary causes of the increase.

         Net losses as a percentage of loans outstanding for fiscal 1999 increased to 1.4% while delinquency rates on all loans decreased to 1.9% (excluding the purchased Access portfolio). Increases in the reserve for credit losses and contingent liabilities were related to purchases of installment contract receivable portfolios. The size, character and rate of change in the credit loss and contingent liability reserves are dependent upon many factors, including, but not limited to, origination volume, portfolio performance and market conditions.

         The changes in inventory levels at June 30, 1999, compared to June 30, 1998, are shown below in millions:

MANUFACTURING                                                    Increase(decrease)
Raw materials                                                           $(0.5)
Finished goods                                                            0.4

RETAIL
Net increase of 33 Company-owned sales centers                           14.1
Increase in average inventory levels at 273
  Company-owned sales centers                                             2.0

COMMUNITIES
Inventory at four manufactured housing communities acquired
  and developed during the year                                           0.8
Increase in average inventory levels at 71
   manufactured housing communities                                       0.5
------------------------------------------------------------------------------
                                                                        $17.3
==============================================================================

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

         During the year, the Company opened 33 retail centers and closed five under-performing retail centers. The Company continually evaluates specific markets and opens, acquires or closes retail centers as conditions warrant. Of the 33 new openings, 22 were acquired and 11 were greenfield start-ups. Seven of the new retail centers were opened in the fourth quarter.

         Net sales of the Manufacturing group to independent retailers increased 8% to $312 million and the number of homes sold rose 2%. The average wholesale price increased 6% principally due to a shift toward multi-section homes. Multi-section homes accounted for 44% of total shipments versus 35% last year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

         Net sales of the Communities group declined 10% to $34 million as 15% less homes were sold while the average home selling price increased 6%. Four acquisitions brought the number of communities to 71 at year end.

         Financial Services revenues increased 28% mainly due to VMF, $34 million, and earned insurance premiums and commissions, $5 million. Rental and other income increased 13% on a 21% rise in Communities rental income.

         Interest and loan servicing revenues increased 31% to $117 million. The average outstanding balance of receivables owned rose 72% to $386 million with a weighted average interest rate of 10.2%, down from 12.2%. The average outstanding balance of receivables sold rose 36% to $1.9 billion and the weighted average loan service spread was 3.6% compared to 3.5%.

         Financial Services interest expense decreased $.9 million, or 30%, to $2 million. Debt collateralized by installment contract receivables dropped 29% to an average of $19 million and the weighted average interest rate declined to 10.1% from 11.1%. Loan covenants preclude prepaying these relatively higher cost obligations.

         Gross profit margins remained consistent at 32%.

         Selling, general and administrative expenses were 34.4% and 32.9% of sales for the years ended June 30, 1998, and 1997, respectively. Expenses associated with the start-up of 33 new sales centers, acquired communities and initial costs of the Financial Services' MBUs were primary causes of the increase.

         Net losses as a percentage of loans outstanding for fiscal 1998 increased to .8% while delinquency rates on all loans increased to 2.2% (excluding the purchased Access portfolio). Increases in the reserve for credit losses and contingent liabilities were related to purchases of installment contract receivable portfolios. The size, character and rate of change in the credit loss and contingent liability reserves are dependent upon many factors, including, but not limited to, origination volume, portfolio performance and market conditions.

         The changes in inventory levels at June 30, 1998, compared to June 30, 1997, are shown below in millions:

MANUFACTURING                                                          Increase
Raw materials                                                            $3.9
Finished goods                                                            0.6

RETAIL
Net increase of 28 Company-owned sales centers                           16.5
Increase in average inventory levels at 245
   Company-owned sales centers                                           25.0

COMMUNITIES
Inventory at four manufactured housing communities acquired
  during the year                                                         0.1
Increase in average inventory levels at 67
   manufactured housing communities                                       1.6
------------------------------------------------------------------------------
                                                                        $47.7
==============================================================================

FOURTH QUARTER RESULTS

         The increase in revenues and net income during the fourth quarters of fiscal 1999 and 1998 are not indicative of future operating trends but rather reflect the seasonality of the manufactured housing industry. In recent years, approximately 30-31% of the Company's sales have occurred in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

         The Company anticipates meeting cash requirements with proceeds from asset securitizations, cash provided from operations, a commercial paper conduit facility, revolving credit lines and long-term debt. A principal strength of the Company is its ability to access global capital markets; continued access to the public and private capital markets is critical to the Company's ability to continue to fund its finance operations. During the year ended June 30, 1999, the Company raised $1.3 billion through asset securitizations.

         At June 30, 1999, the Company had short- and long-term debt outstanding of $0 and $96.5 million, respectively. Short-term debt available consists of $150.0 million committed and $56.7 million uncommitted lines of credit for working capital needs. Long-term debt outstanding principally consists of $75.0 million of privately issued senior notes, $11.6 million of installment paper collateralized debt and $9.2 million of tax-exempt bonds.

         During fiscal 1999, the Company repurchased 6.5 million shares for a cost of $81.4 million. Under board approved repurchase programs, all shares may be acquired, at management's discretion, over time on the open market. Shares repurchased will be retired.

         During fiscal 1999, the Company originated and acquired approximately $1.3 billion of installment contracts and mortgage loan receivables. Additional investments were made of approximately $10 million to acquire land or existing manufactured housing communities and $5 million in related rental units, $18 million for opening and upgrading of Company-owned retail centers, $13 million for construction and improvement of manufacturing facilities, and $2 million for other fixed assets.

         In fiscal 2000, the Company expects to originate approximately $1.1 billion of installment contract and mortgage loan receivables. It will invest approximately $25 million in acquisitions or construction of manufactured housing communities, up to $27 million for opening and upgrading Company-owned retail centers and up to $15 million for construction and improvement of manufacturing facilities.

MARKET RISK

          The Company is exposed to market risks related to fluctuations in interest rates on its installment paper contract receivables, excess servicing receivable and variable rate debt, which principally consists of revolving credit lines. The Company uses interest rate swaps to manage interest rate risk on certain credit lines, effectively converting these to fixed rate debt. Foreign currency and commodity price risk are not considered to have a material impact on the Company.

         As of June 30, 1999, the Company has outstanding long-term debt of $96.5 million. There is no significant exposure to changes in interest rates on debt obligations as the majority of its long-term debt of $86.6 million carries fixed interest rates. Remaining long-term debt of $9.9 million carries variable interest rates, which reprice frequently. Holding the variable rate debt constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in interest expense for the coming year of approximately $58,000, net of tax.

         The Company has variable interest rate installment paper contract receivables of $114.5 million on June 30, 1999. Holding the outstanding principal amount constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in interest income for the coming year of approximately $721,000, net of tax.

         The Company has outstanding regular REMIC interests with variable interest rates collateralized by fixed installment contract receivables of $241.3 million on June 30, 1999. Holding the outstanding regular interests amount constant, each one percentage point increase in interest rates occurring on the first day of the year would result in a decrease in excess servicing income for the coming year of approximately $1,520,000, net of tax.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS

         During the year, the AICPA issued Statement of Position 98-1 (SOP 98-1), Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, and SOP 98-5, Reporting on the Costs of Start-Up Activities. In addition, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 137 (SFAS 137), Deferral of the Effective Date of SFAS 133. See Note 1 of Notes to Consolidated Financial Statements for further discussion.

EFFECTS OF INFLATION

         Inflation has had an insignificant impact on the Company during the past several years.

YEAR 2000

         Management believes the majority of the Company's mission critical systems and related software are Year 2000 compliant. The Company has executed a plan to address potential disruptions to normal business activities related to the Year 2000. Areas addressed by the plan include information systems (hardware and software), non-information systems, embedded chips, and supply chain continuance. Currently, the Company has completed its mission critical Year 2000 projects and based on the test results of these systems, management believes the operation of the Company will not be materially impacted by the new millennium. At this point, the Company believes that any problems relating to the Year 2000 will be manifested as minor inconveniences and reasonable precautions have been taken to prevent major disruptions to normal business activities.

         Information systems, consisting of hardware and software, have been modified or replaced to ensure Year 2000 compliance. The Company's hardware consists of a mainframe, networks and personal computers. All desktop computers utilized in mission critical functions have been tested and are in compliance. The mainframe computers are compliant with respect to the hardware and operating systems. Many of the Company's critical software systems, such as the general ledger, accounts payable, payroll, human resources, and credit application tracking systems have been replaced by Year 2000 compliant packages. The Company tested each of these software systems using a standardized testing methodology which includes millennium testing, millennium leap year testing and cross over year testing.

         Non-information systems at corporate such as HVAC, elevator, phone, security, vaults, and computer rooms are Year 2000 compliant as a direct result of building a new Corporate office. Similar equipment at field locations is not dependent on embedded chip technologies and is not considered an area of material exposure.

         The Company has completed its survey of major suppliers and vendors of raw materials for Year 2000 compliance. The Company is not directly dependent on electronic data interchange (EDI) for the purchase of raw materials, though some of the Company's suppliers may be. Moreover, the bulk of raw materials (mostly lumber) is readily available from other suppliers. Possible interruptions in the supply chain can be circumvented by purchasing raw materials from an alternate local supplier. Responses from the Company's surveys provide assurance that our critical suppliers, including Financial Services providers, will be compliant.

         Through June 30, 1999, the Company has incurred approximately $250,000 in costs associated with Year 2000 compliance. The total costs are not expected to exceed $500,000 or to have a material impact on the Company's financial position, results of operations, or cash flows in future periods. Most of the hardware, software, and non-information system replacements have been due to growth of the Company and Year 2000 compliance is a by-product of the replacement systems. The custom written software is addressed by the in-house programming staff and contract programming services. Most costs directly associated with Year 2000 compliance were incurred during fiscal 1999.

         Contingency plans, both short-term and long-term, for critical processes for each business unit have been developed. To mitigate any unexpected problems with the Year 2000, plans could include but are not limited to: (1) rapid transitions to alternative suppliers of services and materials, (2) replacement of errant equipment or software, (3) manual ledgers, (4) increased work hours by Company personnel, (5) temporary personnel, (6) outsourcing and
(7) routine backup of critical data to different platforms. While contingency plans have been developed, opportunities for refinement and improvements will be incorporated into each business unit's contingency plan throughout 1999. Should the Company be required to execute a long-term contingency plan, an adverse material effect to operations could result.

         The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures could have a material impact on the Company's results of operations, liquidity or financial condition. The Year 2000 project is expected to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its critical suppliers and financial services providers. The Company believes that, with the implementation of new business systems and completion of the project as scheduled, the exposure to significant interruptions of normal operations should be reduced.

FORWARD LOOKING STATEMENTS

         Certain statements in this annual report are forward looking as defined in the Private Securities Litigation Reform Law. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks fall generally within three broad categories consisting of industry factors, management expertise, and government policy and economic conditions. Industry factors include such matters as potential periodic inventory adjustments by both captive and independent retailers, general or seasonal weather conditions affecting sales and revenues, catastrophic events impacting insurance reserves, cost of labor and/or raw materials and industry consolidation trends creating fewer, but stronger competitors capable of sustaining competitive pricing pressures.

         Management expertise is affected by management's overall ability to anticipate and meet consumer preferences, maintain successful marketing programs, continue quality manufacturing output, keep a strong cost management oversight, meet the Year 2000 compliance plan, and project stable gain on sale accounting assumptions. Lastly, management has the least control over government policy and economic conditions such as prevailing interest rates, capital market liquidity, government monetary policy, stable regulation of manufacturing standards, consumer confidence, favorable trade policies, and general prevailing economic and employment conditions.

Clayton Homes, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                                                           June 30,
(in thousands)                                                                                      1999              1998
------------------------------------------------------------------------------------------------------------------------------
ASSETS
    Cash and cash equivalents                                                                    $    2,680        $    1,731
    Trade receivables                                                                                24,998            21,332
    Other receivables, principally installment contracts and residual interests, net of reserves for credit losses and unamortized discounts of $9,133 and $30,291,
      respectively                                                                                  682,890           815,865
    Inventories                                                                                     184,444           167,113
    Securities available-for-sale                                                                    19,047            20,361
    Restricted cash                                                                                 100,127            86,176
    Property, plant and equipment                                                                   291,503           261,549
    Deferred income taxes                                                                            20,505            11,756
    Other assets                                                                                     91,051            71,874
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                     $1,417,245        $1,457,757
==============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
    Accounts payable and accrued liabilities                                                     $  130,579        $  138,557
    Debt obligations                                                                                 96,477           247,591
    Other liabilities                                                                               242,421           190,590
------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                   469,477           576,738
==============================================================================================================================

Shareholders' equity
    Preferred stock, $.10 par value, authorized 1,000 shares, none issued                                --                --
    Common stock, $.10 par value, authorized 200,000 shares, issued 142,373
       at June 30, 1999, and 148,520 at June 30, 1998                                                14,237            14,852
    Additional paid-in capital                                                                       85,236           162,413
    Retained earnings                                                                               849,116           703,754
    Other comprehensive income                                                                         (821)               --
------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                          947,768           881,019
------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                       $1,417,245        $1,457,757
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Clayton Homes, Inc. and Subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Knoxville, Tennessee

August 5, 1999

Clayton Homes, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                              Year ended June 30,
(in thousands except per share data)              1999               1998               1997
-----------------------------------------------------------------------------------------------
Revenues:
    Net sales                                 $ 1,040,668        $   880,856        $   822,906
    Financial services                            233,848            190,204            148,515
    Rental and other income                        69,767             56,719             50,282
-----------------------------------------------------------------------------------------------
                                                1,344,283          1,127,779          1,021,703
-----------------------------------------------------------------------------------------------
Costs and expenses:
    Cost of sales                                 705,128            598,589            559,274
    Selling, general and administrative           367,430            302,598            270,996
    Financial services interest                     7,981              2,015              2,885
    Provision for credit losses                    12,459              7,976              1,000
-----------------------------------------------------------------------------------------------
                                                1,092,998            911,178            834,155
-----------------------------------------------------------------------------------------------
Operating income                                  251,285            216,601            187,548
Interest income (expense), net / other             (5,317)             5,499              5,152
-----------------------------------------------------------------------------------------------
Income before income taxes                        245,968            222,100            192,700
Provision for income taxes                        (91,000)           (84,400)           (73,200)
-----------------------------------------------------------------------------------------------
Net income                                    $   154,968        $   137,700        $   119,500
===============================================================================================
Net income per common share:
    Basic                                     $      1.07        $      0.93        $      0.81
    Diluted                                   $      1.06        $      0.92        $      0.80
Average shares outstanding:
    Basic                                         145,211            148,463            148,324
    Diluted                                       145,931            149,504            149,346
-----------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                            Total                      Additional                   Other
                                                        Shareholders'     Common        Paid-in       Retained  Comprehensive
(in thousands except per share data)                       Equity          Stock        Capital       Earnings      Income
--------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                                  $ 650,189      $ 14,858      $ 169,293      $ 466,038      $  --
  Net income                                                119,500            --             --        119,500         --
  Purchase of 1,050 shares of common stock                  (11,349)         (105)       (11,244)            --         --
  Dividends declared ($.061 per common share)                (9,015)           --             --         (9,015)        --
  Issuances related to stock incentive, employee
    benefit plans and other                                   5,201            59          5,142             --         --
--------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                                    754,526        14,812        163,191        576,523         --
  Net income                                                137,700            --             --        137,700         --
  Purchase of 713 shares of common stock                     (9,506)          (71)        (9,435)            --         --
  Dividends declared ($.064 per common share)               (10,469)           --             --        (10,469)        --
  Issuances related to stock incentive, employee
    benefit plans and other                                   8,768           111          8,657             --         --
--------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                                    881,019        14,852        162,413        703,754         --
COMPREHENSIVE INCOME

  NET  INCOME                                               154,968            --             --        154,968         --
    UNREALIZED LOSS ON SECURITIES AVAILABLE-
      FOR-SALE                                                 (821)           --             --             --       (821)
                                                            -------
    TOTAL COMPREHENSIVE INCOME                              154,147

  PURCHASE OF 6,465 SHARES OF COMMON STOCK                  (81,394)         (647)       (80,747)            --         --
  DIVIDENDS DECLARED ($.064 PER COMMON SHARE)                (9,606)           --             --         (9,606)        --
  ISSUANCES RELATED TO STOCK INCENTIVE, EMPLOYEE
    BENEFIT PLANS AND OTHER                                   3,602            32          3,570             --         --
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                                  $ 947,768      $ 14,237      $  85,236      $ 849,116      $(821)
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton Homes, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year ended June 30,
(in thousands)                                                                     1999            1998             1997
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                       $154,968        $137,700         $119,500
      Adjustments to reconcile net income to net cash provided
      by operating activities
          Depreciation and amortization                                            17,795          14,733           13,058
          Gain on sale of installment contract receivables, net of
             amortization                                                         (15,089)        (31,699)         (21,541)
          Provision for credit losses                                              12,459           7,976            1,000
          Deferred income taxes                                                    (8,267)        (25,830)           8,394
          Increase in other receivables, net                                     (103,070)        (25,700)         (27,383)
          Decrease (increase) in inventories                                      (17,331)        (47,679)           4,846
          Increase in accounts payable, accrued liabilities, and other             24,687          55,429           39,249
---------------------------------------------------------------------------------------------------------------------------
      Cash provided by operations                                                  66,152          84,930          137,123
          Origination of installment contract receivables                      (1,085,484)       (801,865)        (646,624)
          Proceeds from sales of originated installment contract receivables    1,030,442         705,420          614,588
          Principal collected on originated installment contract receivables       80,610          50,260           39,668
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operations                                              91,720          38,745          144,755

CASH FLOWS FROM INVESTING ACTIVITIES
      Acquisition of installment contract receivables                            (253,625)       (520,912)        (206,937)
      Proceeds from sales of acquired installment contract receivables            389,866         230,311          167,138
      Principal collected on acquired installment contract receivables             73,200          27,703            3,439
      Acquisition of property, plant and equipment                                (47,749)        (62,210)         (42,859)
      Increase in restricted cash                                                 (13,951)        (15,179)            (594)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                         147,741        (340,287)         (79,813)

CASH FLOWS FROM FINANCING ACTIVITIES
      Dividends                                                                    (9,606)        (10,469)          (9,015)
      Net borrowings (repayment) on credit facilities                            (227,873)        227,873               --
      Proceeds from (repayment of) long-term debt                                  76,759          (3,088)          (7,484)
      Issuance of stock for incentive plans and other                               3,602           8,768            5,201
      Repurchase of common stock                                                  (81,394)         (9,506)         (11,349)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) financing activities                        (238,512)        213,578          (22,647)
---------------------------------------------------------------------------------------------------------------------------
      Net increase (decrease) in cash and cash equivalents                            949         (87,964)          42,295
      Cash and cash equivalents at beginning of year                                1,731          89,695           47,400
---------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                                    $ 2,680         $ 1,731         $ 89,695
===========================================================================================================================
      Supplemental disclosures of cash flow information:
          Cash paid during the year for:
             Interest                                                            $ 19,976         $ 4,285          $ 3,912
             Income taxes                                                        $ 95,931        $ 93,832         $ 62,269
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton Homes, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

         The consolidated financial statements include the accounts of Clayton Homes, Inc. (CHI) and its wholly and majority-owned subsidiaries. CHI and its subsidiaries are collectively referred to herein as the Company. The Company is a vertically-integrated manufactured housing company headquartered in Knoxville, Tennessee. Employing approximately 7,300 people and operating in 31 states, the Company builds, sells, finances and insures manufactured homes, as well as owns and operates residential manufactured housing communities. Significant intercompany accounts and transactions have been eliminated in the financial statements. See Note 10 for information related to the Company's business segments.

Income Recognition

         Sales to independent retailers of homes produced by CHI are recognized as revenue upon shipment. Retail sales are recognized when: cash payment is received, or in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the home buyer enters into an installment sales contract; construction of the home is complete; the home buyer has inspected and accepted the home; and title has passed to the retail home buyer. Most of these installment sales contracts, which are normally payable over 84 to 360 months, are financed by Vanderbilt Mortgage and Finance, Inc.
(VMF), the Company's financing subsidiary.

         The Company acts as agent on physical damage, family protection and home buyer protection plan insurance policies written by unaffiliated insurance companies (ceding companies) for the purchasers of manufactured homes. The insurance policies are in turn reinsured by certain subsidiaries of the Company. Premiums from policies represent short-duration contracts with terms of one to 10 years and are deferred and recognized as revenue over the term of the contracts. Claims expenses are recorded as insured events occur. Expenses are matched to revenue over the terms of the contracts by means of deferral and amortization of policy acquisition costs. Such costs include commissions, premium taxes and ceding fees, which vary with and are directly related to the production of insurance policies and are deferred and amortized over the terms of the related policies.

Installment Contract Receivables and Mortgage Loan Receivables

         Installment contract receivables and mortgage loan receivables originated or purchased by VMF are generally sold to investors through an asset backed securities facility, with VMF retaining servicing on the contracts. Certain purchased mortgage loan receivables are sold to financial institutions with servicing released. In 1999, $1.3 billion in installment contract receivables and mortgage loan receivables were securitized with VMF retaining servicing. In May 1998, the Company purchased $245 million in loans from Access Financial Lending Corporation and contracted to service an additional $267 million portfolio. In February 1999, the Company purchased $94 million in loans from United Companies Funding Corporation.

         Installment contract receivables held for sale of $467 million and $655 million in 1999 and 1998, respectively, are included in other receivables and are carried at the lower of aggregate cost or market. Certain of the installment contract receivables are purchased in bulk at a discount. The purchase discounts are allocated between unamortized discount and the reserves for credit losses and contingent liabilities based on management's assessment of risks existing in the portfolio. Unamortized discount is amortized over the life of the related portfolio after giving consideration to anticipated prepayments. Adjustments between the reserves for credit losses and contingent liabilities and unamortized discount are made to reflect changes in the estimated collectibility of each portfolio purchased.

         VMF provides servicing for investors in installment contract receivables. Total contracts serviced at June 30, 1999, and 1998, including contracts held for investment, were approximately $3.5 billion and $2.9 billion, respectively. Most of the installment contract receivables are with borrowers in the east, south and southwest portions of the United States and are collateralized by manufactured homes. Interest income on installment contract receivables is recognized by a method which approximates the interest method. Service fee income is recognized as the service is performed. The Company accrues for obligations related to cash collections from sold and serviced only loans and remits these collections to investors on a monthly basis. See "Investors payable" in Note 11.

         The Company utilizes a financial components approach to transfers and servicing of financial assets, requiring that the carrying amount of the receivables sold be allocated between the assets sold and the assets (liabilities) created, if any, at their fair value at the date of sale. The assets (liabilities) created are: 1) an interest-only strip valued as the discounted present value of the excess (deficiency) interest due the servicer
(VMF) during the expected life of the contracts over: i) the stated investor yield; ii) the contractual servicing fee; and iii) estimated credit losses; and
2) servicing asset (liability), representing the discounted present value of the contractual servicing fee over the cost of servicing the contracts. Profit
(loss) recorded at the time of the sale is computed as the difference between the allocated carrying amount of the receivables sold and the proceeds realized from the sale. The servicing asset at June 30, 1999, and 1998, is as follows:

(in thousands)                              1999              1998
--------------------------------------------------------------------
Servicing asset beginning balance         $ 13,043          $  5,644
Servicing asset recognized                  20,718            10,823
Amortization                                (6,737)           (3,424)
--------------------------------------------------------------------
Servicing asset ending balance            $ 27,024          $ 13,043

         The balance represents the estimated fair value of the aggregate servicing assets at June 30, 1999. The estimate of fair value assumes: 1) discount rates which, at the time the asset was created, approximate current market rates; and 2) expected prepayment rates based on loan prepayment experience for similar transactions. The servicing assets are amortized using the effective interest method over the estimated weighted average life of the underlying securities.

         The residual interests in the installment receivables sold are classified as trading securities (as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities) and changes in their value are recorded as adjustments to income in the period of change. The Company assesses the fair value of the residual interests periodically. Amortization of the residual interest balances is calculated using the effective interest method over the estimated weighted average life of the underlying securities and is reflected as a reduction of net revenues.

Cash Equivalents

         For purposes of the statements of cash flows, all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

Investment Securities

         During the quarter ended March 31, 1999, the Company adopted SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. The standard requires that the Company classify mortgage-backed securities and other beneficial interests retained after a securitization in accordance with SFAS No.
115. The effect of the adoption was to reclassify certain manufactured housing contract senior/subordinate pass-thru certificates totaling $20.4 million (aggregate cost) from the held-to-maturity category to the available-for-sale category. Accordingly, these securities are stated at fair value. In accordance with SFAS No. 130, Reporting Comprehensive Income, net unrealized holding gains and losses are reported as a separate component of other comprehensive income, net of tax, until realized. The fair value of these securities is estimated based on quoted market prices, when available. If not available, fair value is estimated using quoted market prices for similar financial instruments. These securities can be reasonably expected to mature in 6-10 years.

Inventories

         New homes and raw materials are valued at the lower of cost or market, using the last-in, first-out (LIFO) method of inventory valuation. Previously-owned manufactured homes are valued at estimated wholesale prices, which are not in excess of net realizable value.

Property, Plant and Equipment

         Land and improvements, buildings, and furniture and equipment are valued at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in earnings for the period. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the respective assets ranging from three to 40 years.

         The Company follows SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses recognized is based on the difference between the fair values and the carrying amounts of the assets. SFAS 121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. The Company has not experienced such losses.

Reserves for Credit Losses and Contingent Liabilities

         Reserves for credit losses and contingent liabilities are established related to installment contract receivables. Actual credit losses are charged to the reserves when incurred. The reserves established for such losses are determined based on the Company's historical loss experience after adjusting for current economic conditions. Management, in assessing the loss experience and economic conditions, adjusts reserves through periodic provisions. The Company also maintains a reserve for contingent liabilities related to guarantees of installment contract receivables sold with recourse.

Interest Rate Swaps

         The Company uses interest rate swaps to assist in managing interest incurred on its short-term variable rate debt. The difference between amounts received and amounts paid under such agreements is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap.

Restricted Cash

         Restricted cash primarily represents reserves required by: 1) trust account cash balances required by certain VMF servicing agreements, and 2) insurance reserves required by escrow or trust agreements.

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

Other

         Per share and share data have been retroactively adjusted to reflect 5-for-4 stock splits in December 1998 and December 1996. Certain reclassifications have been made to the 1997 and the 1998 financial statements to conform to the 1999 presentation.

New Accounting Pronouncements

         In March 1998, the AICPA issued Statement of Position 98-1 (SOP 98-1), Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 is effective for financial statements for the years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company will adopt the provisions of SOP 98-1 in its fiscal year ending June 30, 2000, and does not expect such adoption to have a material effect on the Company's reported results of operations, financial position, or cash flows.

         In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities, which is effective for fiscal years beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up and organization costs. It requires start-up activities and organization costs to be expensed as incurred. The adoption of this standard is not expected to have a material impact on the Company's reported results of operations, financial position or cash flows.

         In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Financial Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, Deferral of the Effective Date of SFAS 133, which amends SFAS 133 by deferring the effective date to fiscal years beginning after June 15, 2000. The adoption of SFAS 133 is not expected to have a material impact on the Company's reported results of operations, financial position or cash flows.

NOTE 2 - INVENTORIES

         Inventories at June 30, 1999, and 1998, are as follows:

(in thousands)                1999             1998
-----------------------------------------------------
Manufactured homes
   New                      $125,456         $114,577
   Previously-owned           40,956           33,991
Raw materials                 18,032           18,545
-----------------------------------------------------
                            $184,444         $167,113
=====================================================

         If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $20,591,000 and $18,331,000 at June 30, 1999, and 1998, respectively.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at June 30, 1999, and 1998, are as follows:

(in thousands)                1999             1998
-----------------------------------------------------
Land and improvements       $183,449         $166,692
Buildings                    147,252          126,085
Furniture and equipment       42,392           34,964
-----------------------------------------------------
                             373,093          327,741
Less: accumulated
   depreciation and
   amortization              (81,590)         (66,192)
-----------------------------------------------------
                            $291,503         $261,549
=====================================================

         Depreciation charged to operations was $17,795,000, $14,733,000, and $13,058,000 for each of the years ended June 30, 1999, 1998 and 1997, respectively.

NOTE 4 - DEBT OBLIGATIONS

         Debt obligations at June 30, 1999, and 1998, is summarized as follows:

(in thousands)                                                 1999             1998
--------------------------------------------------------------------------------------
Lines of credit                                               $    --         $227,873
Senior notes, 6.25%, due December 2003                         75,000               --
Debt collateralized by installment contract
  receivables, average effective rate 10.19%, due
  through 2004                                                 11,625           15,557
Tax-exempt bonds, effective rate of 3.75% on June 30,
  1999, due through 2028                                        9,230            4,030
Other notes payable                                               622              131
--------------------------------------------------------------------------------------
Total                                                         $96,477         $247,591
======================================================================================

Annual maturities of long-term debt as of June 30, 1999, are as follows:

         (in thousands)
         ----------------------------------------------------------------------
         2000                 $ 3,252               2003                 2,097
         2001                   3,144               2004                75,325
         2002                   3,139               Thereafter           9,520

         In December 1998, the Company issued $75.0 million of 6.25% Senior Subordinated Notes due December 2003 (the "6.25% Notes"), with interest payable each June and December. The 6.25% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 30, 2003. The 6.25% Notes are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay borrowings under the Company's credit facilities.

         In January 1999, the Company entered into a committed one-year $300.0 million commercial paper conduit facility to facilitate interim sales of manufactured housing contracts. Commitment fees are payable quarterly on the unused portion of the facility.

         In May 1999, the Company repaid and canceled a one-year committed line of credit for $200.0 million entered into July 1998, primarily to facilitate the purchase and warehousing of manufactured housing loan portfolios.

         The Company has a $150.0 million five-year revolving credit facility with its bank group. This line is priced on LIBOR plus rates ranging from .15% to .30%; commitment fees are payable quarterly on the unused portion of the facility.

         The Company's tax-exempt manufacturing facilities' bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.

         The preceding facilities are governed by various financial covenants which require maintenance of certain financial ratios and are uncollateralized. In addition, the Company has uncommitted lines of credit amounting to $56.7 million with several banks, priced at LIBOR plus rates ranging from .10% to
 .40%. These lines are subject to periodic review by each bank and may be canceled by the Company at any time.

         Under certain interest rate swap agreements, the Company agrees with other parties to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed upon notional principal amount. At June 30, 1999, the Company's interest rate swap agreements have an aggregrate notional amount of $150.0 million and fix the interest rate on the Company's debt to rates ranging from 5.07% to 5.62%. If the Company had terminated all swaps as of June 30, 1999, it would have received a net amount of approximately $390,000 based on quoted market values from the other parties holding the swaps.

NOTE 5 - RESERVES FOR CREDIT LOSSES AND CONTINGENT LIABILITIES

         An analysis of the reserves for losses on installment contract receivables and contingent liabilities for the years ended June 30, 1999, 1998, and 1997, are as follows:

(in thousands)                                      1999          1998         1997
-------------------------------------------------------------------------------------
Balance, beginning of year                        $ 35,828      $  8,051      $ 7,766
     Provision                                      12,459         7,976        1,000
     Charges, net of recoveries applicable to
       installment contract receivables
       Purchased                                   (13,384)       (2,762)      (2,337)
       Other                                       (11,951)       (3,981)       1,622
     Reserves transferred from unamortized
       discounts                                    (1,981)        2,318           --
     Reserves associated with receivables
       purchased                                    23,304        24,226           --
-------------------------------------------------------------------------------------
Balance, end of year                              $ 44,275      $ 35,828      $ 8,051
=====================================================================================
Reserves for credit losses                        $  8,541      $ 29,964      $ 4,917
Reserve for contingencies                           35,734         5,864        3,134
-------------------------------------------------------------------------------------
                                                  $ 44,275      $ 35,828      $ 8,051
=====================================================================================

         The reserves for credit losses are netted against receivables and the reserve for contingencies is included in other liabilities on the consolidated balance sheets. The Company is contingently liable as guarantor on installment contract receivables sold with recourse. At June 30, 1999, and 1998, the outstanding principal balances of these receivables totaled approximately $164 million and $188 million, respectively. The associated contingent liability is approximately $22 million and $23 million, respectively. There were no receivables sold with recourse in 1999, 1998 and 1997.

NOTE 6 - SHAREHOLDERS' EQUITY

Stock Option Plan

         In 1983, 1985, 1991, and 1997, the Company established Stock Option Plans for a total of 17,021,036 shares of common stock which provide for granting "incentive stock options" or "non-qualified options" and stock appreciation rights to officers and key employees of the Company. In addition, non-management members of the Board of Directors have, with shareholder approval of prices and provisions for exercise, been granted options to purchase shares of common stock. The option prices were established at not less than the fair market value as of the date of grant. Options are exercisable after one or more years and expire no later than 10 years from the date of grant. Activity and price information regarding the plans are as follows:

                                                                       Weighted                      Weighted
                                                                          Avg          Stock            Avg
                                                    Stock Option        Exercise      Options         Exercise
                                   Shares           Price Range          Price      Exercisable        Price
---------------------------------------------------------------------------------------------------------------
Balance June 30, 1996             4,155,141      $ 1.10    - $13.70      $ 6.99      1,431,754           $5.32
     Granted                        712,105      $10.32    - $12.80      $11.50
     Exercised                     (201,430)     $ 1.10    - $ 8.30      $ 3.50
     Canceled                      (248,868)     $ 1.42    - $13.70      $ 9.47
---------------------------------------------------------------------------------------------------------------
Balance June 30, 1997             4,416,948      $ 1.10    - $13.70      $ 7.74      1,888,935           $6.32
     Granted                      1,529,856      $ 8.19    - $12.60      $11.61
     Exercised                   (1,193,195)     $ 1.10    - $13.70      $ 6.21
     Canceled                      (450,571)     $ 1.41    - $13.70      $ 9.90
---------------------------------------------------------------------------------------------------------------
Balance June 30, 1998             4,303,038      $ 1.41    - $13.70      $ 9.32      1,187,395           $7.29
     GRANTED                      1,477,846      $ 8.19    - $15.75      $12.73
     EXERCISED                     (162,002)     $ 1.41    - $13.70      $ 5.03
     CANCELED                      (757,731)     $ 1.76    - $15.75      $11.55
---------------------------------------------------------------------------------------------------------------
BALANCE JUNE 30, 1999             4,861,151      $ 1.41    - $15.75      $10.15      1,449,866           $8.13
===============================================================================================================

         Options available for future grant at June 30, 1999, and 1998, were 5,077,035 and 6,118,238, respectively. Options were held by 754 persons at June 30, 1999.

         The following table summarizes information about the plans' stock options at June 30, 1999:



                                           Options Outstanding                               Options Exercisable
                         ---------------------------------------------------------    ----------------------------------
                             Number           Weighted Avg          Weighted              Number           Weighted
       Range of            Outstanding         Remaining          Avg Exercise          Exercisable      Avg Exercise
    Exercise Price         at 6/30/99       Contractual Life          Price             at 6/30/99          Price
   ----------------------------------------------------------------------------------------------------------------------
    $ 1.41 - $ 2.16           179,016          0.77 years            $ 1.54               101,575           $ 1.58
    $ 3.64 - $ 5.05           303,598          2.49 years            $ 4.03               136,809           $ 3.83
    $ 7.22 - $10.32         1,807,093          5.41 years            $ 8.25               924,888           $ 7.85
    $11.50 - $15.75         2,571,444          8.29 years            $12.81               286,594           $13.38

         The Company has elected to continue following Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans rather than the alternative fair value accounting provided for under SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, because the exercise price of the Company's employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the accompanying financial statements. Pro forma information regarding net income and net income per common share is required by SFAS 123 and has been determined as if the Company has accounted for its stock options under the fair value method of that standard. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma results do not purport to indicate the effects on reported net income for recognizing compensation expense which are expected to occur in future years. The Company's pro forma information is as follows:

                                                                                               June 30,
(in thousands except per share data)                                         1999                1998              1997
--------------------------------------------------------------------------------------------------------------------------
Net income - as reported                                                   $154,968             $137,700         $119,500
Net income - pro forma                                                      153,610              136,643          118,481
Net income per diluted common share - as reported                             $1.06                $0.92            $0.80
Net income per diluted common share - pro forma                                1.05                 0.91             0.79
--------------------------------------------------------------------------------------------------------------------------

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued from 1997 to 1999; dividend yields ranging from 0.41% to 0.78% with a weighted average yield of 0.55%; expected volatility of 0.293%, risk-free interest rates ranging from 5.70% to 5.99% with a weighted average rate of 5.90%; and expected lives ranging from 7.50 to 9.75 years with a weighted average life of 7.74 years. The weighted average grant date fair value of options granted in fiscal years 1999, 1998 and 1997, was $5.66, $5.02, and $4.67 per share, respectively.

NOTE 7 - INCOME TAXES

         Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities at June 30, 1999, and 1998, are as follows:

(in thousands)                                         1999                 1998
----------------------------------------------------------------------------------
Reserves for credit losses and contingencies
  and discounts                                       $ 11,618            $ 4,064
Insurance reserves                                       9,717              9,162
Unearned premiums                                        8,001              6,355
Residual interest in installment contract
  receivables                                            6,607              5,652
----------------------------------------------------------------------------------
    Total deferred tax assets                          $35,943            $25,233
==================================================================================
Deferred costs                                        $ (5,931)          $ (4,789)
Other                                                   (9,507)            (8,688)
----------------------------------------------------------------------------------
    Total deferred tax liabilities                    $(15,438)          $(13,477)
----------------------------------------------------------------------------------
    Net deferred tax asset                             $20,505            $11,756
==================================================================================

         The provision for income tax is composed of the following:

(in thousands)                                           1999              1998               1997
-----------------------------------------------------------------------------------------------------
Current tax provisions:
   Federal                                             $92,706           $103,336            $58,591
   State                                                 6,561              6,894              6,215
-----------------------------------------------------------------------------------------------------
Total current                                          $99,267           $110,230            $64,806
-----------------------------------------------------------------------------------------------------
Deferred tax provision / (benefit)                      (8,267)           (25,830)             8,394
-----------------------------------------------------------------------------------------------------
Total                                                  $91,000            $84,400            $73,200
-----------------------------------------------------------------------------------------------------

         At June 30, 1999, a deferred tax benefit of $482,000 was allocated directly to shareholders' equity for the unrealized loss on securities available-for-sale.

         The provision for income tax reflected in the financial statements differs from income taxes calculated at the statutory federal income tax rate of 35% in 1999, 1998 and 1997, as follows:

(in thousands)                                        1999      1998      1997
-----------------------------------------------------------------------------------
Income taxes at the statutory rate                   $86,089    $77,735    $67,451
State income taxes, net of federal benefit             4,265      4,481      4,040
Other, net                                               646      2,184      1,709
-----------------------------------------------------------------------------------
   Total                                             $91,000    $84,400    $73,200
===================================================================================

NOTE 8 - EMPLOYEE BENEFIT PLANS

         The Company has a 401(k) profit-sharing plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions paid and accrued were $3,162,000, $2,488,000, and $2,874,000 for the years ended June 30,
1999, 1998 and 1997, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

         Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2009. Total rental expense under operating leases was $5,210,000 in 1999, $4,440,000 in 1998, and $3,705,000 in
1997. The following is a schedule of minimum rental commitments under non-cancelable operating leases, primarily for retail centers, in effect at June 30, 1999:

 2000             $4,528,000       2002        $3,006,000       2004            $1,376,000
 2001              3,798,000       2003         2,227,000       Thereafter       3,696,000

         Institutions financing independent retailer purchases require the Company to execute repurchase agreements. As a result of these agreements, the Company is contingently liable for repurchasing homes in the event of a default by the dealer to the lending institution. These agreements are customary in the manufactured housing industry, and the Company's losses in the past have not been significant. The maximum potential repurchase obligation is approximately $70 million at June 30, 1999, excluding any resale value.

         At June 30, 1999, the Company has outstanding letters of credit, primarily related to insurance reserves and performance guarantees related to asset backed securizations of approximately $93 million and $206 million, respectively. The Company believes a significant loss from any such guarantee is remote. Please see discussion of Guarantor of Installment Contract Receviables at Note 5.

NOTE 10 - BUSINESS SEGMENT INFORMATION

         Effective June 30, 1999, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which supersedes previously issued segment reporting disclosure rules and requires reporting of segment information that is consistent with the way in which management operates the Company. Its adoption did not have any impact on the Company's financial position or the result of operations. The segment disclosures presented for prior years have been restated to conform with the presentation adopted for the current year. The Company has identified four major business segments: Retail, Manufacturing, Financial Services, and Communities. The Retail group purchases homes from the Company's manufacturing operations and third party manufacturers to sell to retail customers. The Manufacturing group builds homes for Company-owned and independent retailers. Financial Services provides retail financing of manufactured homes, reinsures risk on family protection, physical damage, and homebuyer protection plan insurance policies, and offers certain specialty finance products. Communities owns and operates manufactured housing communities. Income from operations consists of total revenues less cost of sales and operating expenses. Identifiable assets are used in the operation of each business segment.

         Information concerning operations by business segment follows:

(in thousands)                              1999             1998             1997
-------------------------------------------------------------------------------------
Revenues:
      Retail                            $   737,044      $   590,256      $   542,279
      Manufacturing                         654,471          599,561          540,485
      Financial Services                    198,527          158,828          125,914
      Communities                            78,902           70,740           70,244
      Intersegment sales                   (324,661)        (291,606)        (257,219)
-------------------------------------------------------------------------------------
                                        $ 1,344,283      $ 1,127,779      $ 1,021,703
=====================================================================================
Income from operations:
      Retail                            $    66,364      $    59,272      $    53,102
      Manufacturing                          72,377           65,437           61,352
      Financial Services                    117,385           99,685           76,341
      Communities                            15,850           14,133           14,332
      Eliminations/Other                    (20,691)         (21,926)         (17,579)
-------------------------------------------------------------------------------------
                                        $   251,285      $   216,601      $   187,548
=====================================================================================
Interest:
      Interest expense                      (11,995)          (2,270)          (1,027)
      Interest revenue/Other income           6,678            7,769            6,179
-------------------------------------------------------------------------------------
Income before taxes                     $   245,968      $   222,100      $   192,700
=====================================================================================
Identifiable assets:
      Retail                            $   247,009      $   208,064      $   152,728
      Manufacturing                          94,773           80,487           77,133
      Financial Services                    901,769        1,003,528          610,639
      Communities                           177,723          166,871          147,815
      Eliminations/Other                     (4,029)          (1,193)          57,446
-------------------------------------------------------------------------------------
                                        $ 1,417,245      $ 1,457,757      $ 1,045,761
=====================================================================================
Depreciation and Amoritization:
      Retail                            $     4,684      $     3,725      $     2,866
      Manufacturing                           5,478            5,016            4,427
      Financial Services                        235              121               --
      Communities                             6,412            5,418            4,710
      Eliminations/Other                        986              453            1,055
-------------------------------------------------------------------------------------
                                        $    17,795      $    14,733      $    13,058
=====================================================================================
Capital expenditures:
      Retail                            $    18,152      $    15,147      $     7,389
      Manufacturing                          12,971            5,721            8,368
      Financial Services                        576              931               --
      Communities                            14,703           31,316           21,455
      Eliminations/Other                      1,347            9,095            5,647
-------------------------------------------------------------------------------------
                                        $    47,749      $    62,210      $    42,859
=====================================================================================

NOTE 11 - OTHER ASSETS AND LIABILITIES

         At June 30, 1999, and 1998, other assets and liabilities consisted of:

(in thousands)                                             1999         1998
------------------------------------------------------------------------------
Other assets:
     Interest receivable and future servicing rights     $ 56,674     $ 38,157
     Deferred policy acquisition costs                     16,693       13,180
     Prepaid expenses and other                            17,684       20,537
------------------------------------------------------------------------------
                                                         $ 91,051     $ 71,874
==============================================================================
Other liabilities:
     Investors payable                                   $ 89,925     $ 86,804
     Reserve for contingencies (Note 5)                    35,734        5,864
     Escrow deposits                                       11,378       10,779
     Unearned insurance premiums                           82,199       65,048
     Other                                                 23,185       22,095
------------------------------------------------------------------------------
                                                         $242,421     $190,590
==============================================================================

NOTE 12 - FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

         SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the estimated fair values of its financial instruments. The following methodologies and assumptions were used by the Company to estimate its fair value disclosures for financial instruments.

         Fair value estimates are made at a specific point in time, based on relevant market data and information about the financial instrument. The estimates do not reflect any premium or discount that could result from offering for sale in a single transaction the Company's entire holdings of a particular financial instrument. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values. Comparability to financial instruments between similar companies may not be reasonable because of varying assumptions concerning the estimates of fair value.

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

Contracts Held For Sale and as Collateral

         Contracts held for sale are generally recent originations or purchased portfolios which will be sold with limited or no recourse during the following year. The Company does not charge fees to originate loans, and, as such, its contracts have origination rates in excess of rates on the securities into which they will be pooled. The Company estimates the fair value of the contracts held for sale using expected future cash flows of the portfolio discounted at the current origination rate.

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

Debt Collateralized by Installment Contract Receivables

         Debt collateralized by installment contract receivables consists primarily of notes collateralized by contracts with maturities that coincide with the underlying contract maturities. The fair value of these financial instruments is based on the current rates offered to the Company for debt of similar maturities using a discounted cash flow calculation. Loan covenants preclude prepayment.

         The carrying amounts and estimated fair values of the Company's financial assets and liabilities are as follows:

                                                                         JUNE 30, 1999                June 30, 1998
                                                                     CARRYING     ESTIMATED       Carrying      Estimated
(in thousands)                                                        AMOUNT      FAIR VALUE       Amount       Fair Value
--------------------------------------------------------------------------------------------------------------------------
Financial assets:
  Cash and cash equivalents, including restricted cash               $102,807       $102,807       $ 87,907       $ 87,907
  Residual interests in installment contract receivables              131,146        131,146        127,705        127,705
  Contracts held for sale and as collateral, including accrued
     interest receivable                                              486,717        482,881        673,847        661,069
Financial liabilities:
  Senior notes, 6.25%, due December 2003                               75,000         72,661             --             --
  Debt collateralized by installment contract receivables,
    average effective rate 10.19%, due through 2004                  $ 11,625       $ 12,190       $ 15,557       $ 16,469
--------------------------------------------------------------------------------------------------------------------------

NOTE 13 - EARNINGS PER SHARE

         The following reconciliation details the numerators and denominators used to calculate basic and diluted earnings per share for the respective periods:

(in thousands except per share data)         1999           1998           1997
---------------------------------------------------------------------------------
Net income                                 $154,968       $137,700       $119,500
Average shares outstanding:
   Basic                                    145,211        148,463        148,324
   Add: common stock equivalents                720          1,041          1,022
   Diluted                                  145,931        149,504        149,346
Earnings per share - Basic                 $   1.07       $   0.93       $   0.81
                     Diluted               $   1.06       $   0.92       $   0.80
---------------------------------------------------------------------------------


NOTE 14 - RELATED PARTY TRANSACTIONS

         The Company maintains an agreement to purchase certain installment contract receivables originated or acquired by 21st Century Mortgage Corp. in which the Company maintains a 25% ownership interest. The Company acquired approximately $147,000,000, $192,000,000, and $102,000,000 in installment contract receivables and received interest and other related fees totaling approximately $2,038,000, $1,735,000, and $926,000 during fiscal 1999, 1998 and
1997, respectively.

         The Company paid approximately $89,000, $196,000, and $87,000, in 1999, 1998 and 1997, respectively, for legal services provided by a law firm, a partner of which serves as a director of the Company.

         During 1999, the Company purchased certain real estate properties from the Chairman for approximately $1,450,000, based upon independently obtained appraisals.



                                       24