Form 10-K, Exhibit 13
period 2000-06-30
CLAYTON HOMES INC
filed 2000-09-20
CIK 719547

                                                                EXHIBIT 13

ELEVEN  YEAR  REVIEW

(in thousands except per
share data)               2000       1999       1998      1997      1996      1995     1994     1993     1992      1991     1990
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Revenues
   Net Sales            $993,916 $1,040,668   $880,856   $822,906 $762,396 $621,351  $510,153 $384,491  $296,849  $257,557 $219,443
   Financial services
     and other income    299,429    303,615    246,923    198,797  166,345  136,741   118,083   91,750    74,330    62,392   40,316
-----------------------------------------------------------------------------------------------------------------------------------
                       1,293,345  1,344,283  1,127,779  1,021,703  928,741  758,092   628,236  476,241   371,179   319,949  259,759
-----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
   Cost of sales         660,429    705,128    598,589    559,274  521,200  431,826   357,698  267,201   206,049   176,374  153,786
   SG&A                  384,067    367,430    302,598    270,996  236,188  188,835   153,698  113,695    84,785    76,420   60,220
   Financial services
     interest              1,032      7,981      2,015      2,885    3,649    5,533     8,196   11,819    16,585    18,198   11,595
   Other expenses         20,800     12,459      7,976      1,000        -        -         -        -     3,300     3,772    2,213
-----------------------------------------------------------------------------------------------------------------------------------
                       1,066,328  1,092,998    911,178    834,155  761,037  626,194   519,592  392,715   310,719   274,764  227,814
-----------------------------------------------------------------------------------------------------------------------------------
Operating income         227,017    251,285    216,601    187,548  167,704  131,898   108,644   83,526    60,460    45,185   31,945
Interest income
   (expense), net/other    1,608     (5,317)     5,499      5,152    4,596    3,902      (359)    (170)     (317)     (592)   (575)
-----------------------------------------------------------------------------------------------------------------------------------
Income before
   income taxes          228,625    245,968    222,100    192,700  172,300  135,800   108,285   83,356    60,143    44,593   31,370
Provision for
   income taxes          (84,600)   (91,000)   (84,400)   (73,200) (65,500) (48,800)  (39,000) (29,600)  (20,800)  (16,000)(11,500)
-----------------------------------------------------------------------------------------------------------------------------------
Income before
   accounting change     144,025    154,968    137,700    119,500  106,800   87,000    69,285   53,756    39,343    28,593   19,870
Cumulative effect of
   accounting change           -          -          -          -        -        -     3,000        -         -         -        -
-----------------------------------------------------------------------------------------------------------------------------------
Net income              $144,025   $154,968   $137,700   $119,500 $106,800  $87,000   $72,285  $53,756   $39,343   $28,593  $19,870
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share
   Basic                   $1.03      $1.07      $0.93      $0.81    $0.72    $0.59     $0.51    $0.39     $0.30     $0.27    $0.21
   Diluted                 $1.03      $1.06      $0.92      $0.80    $0.72    $0.59     $0.49    $0.37     $0.29     $0.24    $0.18
Average shares
  outstanding
   Basic                 139,474    145,211    148,463    148,324  148,253  147,020   141,046  136,391   130,103   106,884   94,785
   Diluted               139,815    145,931    149,504    149,346  149,183  148,285   149,875  149,106   142,100   126,216  120,217
Dividends per common
  share                    $.064      $.064      $.064      $.061    $.049    $.030         -        -         -         -        -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
 Total assets         $1,506,378 $1,417,245 $1,457,757 $1,045,761 $886,350 $761,151  $701,148 $587,032  $554,780  $488,817 $339,099
 Debt obligations         99,216     96,477    247,591     22,806   30,290   48,737    70,680  137,038   192,931   227,444  177,374
 Shareholders' equity $1,036,375 $  947,768 $  881,019 $  754,526 $650,189 $544,187  $462,154 $348,630  $292,950  $200,992 $108,334

KEY FINANCIAL RATIOS
As a % of revenue
 Operating income          17.6%      18.7%      19.2%      18.4%    18.1%    17.4%     17.3%    17.5%     16.3%     14.1%    12.3%
 Net income                11.1%      11.5%      12.2%      11.7%    11.5%    11.5%     11.5%    11.3%     10.6%      8.9%     7.6%
Debt as a % of
   total capital            8.7%       9.2%      21.9%       2.9%     4.5%     8.2%     13.3%    28.2%     39.7%     53.1%    62.1%
OTHER DATA
 Company-owned
   retail centers            318        306        273        245     216       192       165      143       127       123       96
 Independent retailer        707        671        702        663     580       421       372      371       312       330      322
 Manufacturing plants         20         19         18         17      17        16        13       13        11        10       10
 Communities                  76         75         71         67      64        55        46       33        20        12        9
-----------------------------------------------------------------------------------------------------------------------------------

QUARTERLY  RESULTS (unaudited)

                                                                  2000                                  1999
--------------------------------------------------------------------------------------------------------------------------------
                                             First      Second      Third    Fourth     First     Second      Third      Fourth
(in thousands except per share data)        Sept. 30    Dec. 31    Mar. 31   June 30   Sept. 30   Dec. 31    Mar. 31     June 30
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                    $337,297   $309,159   $306,981  $339,908   $314,686   $319,120   $308,306   $402,171
Operating income                              56,277     55,551     56,725    58,464     53,690     56,841     57,314     83,440
Income before income taxes                    56,424     55,831     56,993    59,377     52,697     55,613     55,432     82,226
Net income                                    35,524     35,231     35,893    37,377     33,197     35,013     34,932     51,826
Earnings per share   - Basic                    $.25       $.25       $.26      $.27       $.23       $.24       $.24       $.36
                     - Diluted                  $.25       $.25       $.26      $.27       $.22       $.24       $.24       $.36
Price range of stock - High                   $11.88     $11.94     $10.13    $10.38     $16.35     $13.81     $15.19     $13.25
                     - Low                     $8.56      $8.50      $7.81     $7.94     $12.35     $10.80     $10.69     $10.69
Dividends per common share                     $.016      $.016      $.016     $.016      $.016      $.016      $.016      $.016
--------------------------------------------------------------------------------------------------------------------------------

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

                                                   Year ended June 30,
                                              2000 vs 1999        1999 vs 1998
------------------------------------------------------------------------------
RETAIL
      Dollar sales                               -0.4%               +25.8%
      Number of retail centers                   +7.8%               +11.8%
      Dollar sales per retail center             -7.6%               +12.5%
      Price of home                              +8.2%                +6.8%
------------------------------------------------------------------------------
WHOLESALE
      Dollar sales                              -16.2%                +6.8%
      Number of independent retailers            +0.4%                +0.6%
      Dollar sales per independent retailer     -16.6%                +6.2%
      Price of home                              +2.4%                +5.0%
------------------------------------------------------------------------------
COMMUNITIES
      Dollar sales                              +28.4%                +2.5%
      Number of communities                      +3.4%                +5.8%
      Dollar sales per community                +24.1%                -3.1%
      Price of home                              +2.6%                +4.5%
------------------------------------------------------------------------------

FISCAL  2000  COMPARED  TO  FISCAL  1999
     Total revenues decreased 4% to $1.3 billion, as manufactured housing sales decreased 4% to $994 million, financial services income decreased 2% to $229 million and rental and other income increased 1% to $71 million.
     Current conditions in the manufactured housing industry are highly competitive at both the retail and wholesale levels. For fiscal 2000, the industry was faced with over-capacity in manufacturing, too many retail centers, and high product inventories. This competitive environment, as well as rising interest rates and general credit tightening, has contributed to decreased industry and Company sales.
     Net sales of the Retail group fell slightly to $670 million. This decline was the result of an 8% decrease in homes sold, offset by an 8% increase in the average number of Company-owned retail centers and an 8% increase in the average price per home. Multi-section homes accounted for 51% of total new homes sold versus 49% last year.
     During the year, the Company opened 26 retail centers and closed 14 under-performing retail centers. The Company continually evaluates specific markets and opens, acquires or closes retail centers as conditions warrant. Of the 26 new openings, 10 were acquired and 16 were greenfield start-ups. Eleven of the new retail centers were opened in the fourth quarter.
     Net sales of the Manufacturing group to independent retailers decreased 16% to $279 million, as the number of homes sold fell 18%. The average wholesale price increased 2% principally due to a shift toward multi-section homes. Multi-section homes accounted for 49% of total shipments versus 48% last year.
     Net sales of the Communities group increased 28% to $45 million as 25% more homes were sold while the average home selling price increased 3%. The Company added 460 sites during the year bringing the total to 20,168 sites.
     Within the Financial Services segment, interest and loan servicing revenues increased $8 million, and insurance related revenues rose $6 million. Rental and other income increased 1% on a 9% rise in Communities rental income.
     The average outstanding balance of receivables owned declined 27% to $440 million with a weighted average interest rate of 11.9%, up from 10.3%. The average outstanding balance of receivables sold rose 29% to $3.3 billion, And the weighted average loan service spread decreased to 3.3% from 3.7%, as the Federal Reserve increased interest rates.
     Financial Services interest expense decreased $7 million to $1 million. Debt collateralized by installment contract receivables dropped 26% to an average of $10 million, and the weighted average interest rate increased to 10.5% from 10.4%. Loan covenants preclude prepaying these higher cost obligations.
     Gross profit margins increased to 33.6% from 32.2%. This increase is attributable to a higher percentage of retail sales in the total sales mix as well as a shift in mix to multi-section units.
     Selling, general and administrative expenses were 29.7% and 27.3% of revenues for the years ended June 30, 2000, and 1999, respectively. This increase as a percentage of revenues was primarily due to a decline in overall sales volume, in addition to growth of Company-owned sales centers without a corresponding increase in sales. Additional set up costs associated with the shift in mix toward multi-section units and sales of larger homes was also a factor.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS(continued)

     Net losses as a percentage of loans outstanding for fiscal 2000 remained steady at 1.4% while delinquency rates on all loans increased to 2.2% on a unit basis from 2.1%. The size, character and rate of change in the credit loss and contingent liability reserves are dependent upon many factors, including, but not limited to, origination volume, portfolio performance and market conditions.
     The changes in inventory levels at June 30, 2000, compared to June 30, 1999, are shown below in millions:

                                              Increase
MANUFACTURING
Raw materials                                   $ 2.1
Finished goods                                    3.6

RETAIL
Inventory to stock 12 new Company-owned
   sales centers                                  8.6
Increase in inventory levels at 306
   Company-owned sales centers open at
   June 30, 1999                                 21.0

COMMUNITIES
Inventory to stock one new community              0.3
Increase in inventory levels at 75 communities
  open at June 30, 1999                           2.4
-------------------------------------------------------
                                                $38.0
-------------------------------------------------------

FISCAL  1999  COMPARED  TO  FISCAL  1998
     Total revenues grew 19% on an 18% increase in manufactured housing sales and a 23% rise in financial services and other income.
     Net sales of the Retail group rose 26% to $673 million. This growth was the result of a 12% increase in the average number of Company-owned retail centers, a 7% increase in the average price per home, and an 18% increase in homes sold. Multi-section homes accounted for 49% of total new homes sold versus 46% last year.
     During the year, the Company opened 38 retail centers and closed five under-performing retail centers. The Company continually evaluates specific markets and opens, acquires or closes retail centers as conditions warrant. Of the 38 new openings, 15 were acquired and 23 were greenfield start-ups. Ten of the new retail centers were opened in the fourth quarter.
     Net sales of the Manufacturing group to independent retailers increased 7% to $333 million, and the number of homes sold rose 2%. The average wholesale price increased 5% principally due to a shift toward multi-section homes. Multi-section homes accounted for 48% of total shipments versus 44% last year.
     Net sales of the Communities group increased 3% to $35 million as 2% less homes were sold while the average home selling price increased 5%. Two acquisitions and two greenfield start-ups brought the number of communities to 75 at year end.
     Within the Financial Services segment, interest and loan servicing revenues increased 42% to $166 million, and insurance related revenues rose $8 million. Rental and other income increased 23% on a 19% rise in Communities rental income.
     The average outstanding balance of receivables owned rose 55% to $600 million with a weighted average interest rate of 10.3%, up from 10.2%. The average outstanding balance of receivables sold rose 35% to $2.5 billion, and the weighted average loan service spread was 3.7% compared to 3.6%.
     Financial Services interest expense increased $6 million to $8 million. Debt collateralized by installment contract receivables dropped 28% to an average of $13 million, and the weighted average interest rate increased to 10.4% from 10.1%. Loan covenants preclude prepaying these relatively higher cost obligations.
     Gross profit margins increased slightly to 32.2% from 32.0%. Selling, general and administrative expenses were 27.3% and 26.8% of revenues for the years ended June 30, 1999, and 1998, respectively. Expenses associated with the start-up of 38 new sales centers, four additional communities, one new plant, the reconstruction of the Waycross plant, and costs associated with portfolio acquisitions were primary causes of the increase.
     Net losses as a percentage of loans outstanding for fiscal 1999 increased to 1.4% from .8% while delinquency rates on all loans decreased to 2.1% on a unit basis from 3.3%. Increases in the reserve for credit losses and contingent liabilities were related to purchases of installment contract receivable portfolios. The size, character and rate of change in the credit loss and contingent liability reserves are dependent upon many factors, including, but not limited to, origination volume, portfolio performance and market conditions.
     The changes in inventory levels at June 30, 1999, compared to June 30, 1998, are shown below in millions:

                                          Increase(decrease)
MANUFACTURING
Raw materials                                   $(0.5)
Finished goods                                    0.4

RETAIL
Inventory to stock 33 new Company-owned
   sales centers                                 14.1
Increase in inventory levels at 273
   Company-owned sales centers open at
   June 30, 1998                                  2.0

COMMUNITIES
Inventory to stock four new communities           0.8
Increase in inventory levels at 71 communities
  open at June 30, 1998                           0.5
-------------------------------------------------------
                                                $17.3
-------------------------------------------------------

LIQUIDITY  AND  CAPITAL  RESOURCES
     The Company anticipates meeting cash requirements with proceeds from asset securitizations, cash provided from operations, a commercial paper conduit facility, revolving credit lines and long-term debt. A principal strength of the Company is its ability to access global capital markets; continued access to the public and private capital markets is critical to the Company's ability to continue to fund its finance operations. During the year ended June 30, 2000, the Company raised $1.3 billion through asset securitizations.
     At June 30, 2000, the Company had long-term debt outstanding of $99 million. Short-term debt available consists of $171 million committed and $66 million uncommitted lines of credit for working capital needs. Long-term debt outstanding principally consists of $75 million of privately issued senior notes, $8 million of installment paper collateralized debt and $16 million of tax-exempt bonds and other long-term debt.
     During fiscal 2000, the Company renewed its committed one-year $300 million commercial paper conduit facility used to facilitate sales of manufactured housing contracts. At June 30, 2000, the conduit facility was not utilized, as compared to $105 million being outstanding at June 30, 1999.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS(continued)

    In fiscal 2000, the Company repurchased 5.4 million shares for $50 million. Under board approved repurchase programs, all shares may be acquired, at management's discretion, over time on the open market. Shares repurchased will be retired.
     The Company originated and acquired approximately $1.2 billion of installment contracts and mortgage loan receivables during fiscal 2000. Additional investments were made of approximately $10 million to expand, develop, or improve manufactured housing communities and $2 million in related rental units, $12 million for opening and upgrading of Company-owned retail centers, and $10 million for construction and improvement of manufacturing facilities.
     In fiscal 2001,the Company expects to originate approximately $1 billion of installment contract and mortgage loan receivables. It expects to invest approximately $24 million in acquisitions or construction of manufactured housing communities, up to $13 million for opening and upgrading
Company-owned retail centers and up to $5 million for construction and improvement of manufacturing facilities.

MARKET  RISK
     The Company is exposed to market risks related to fluctuations in interest rates on its installment paper contract receivables, servicing receivables and variable rate debt, which principally consists of revolving credit lines. The Company uses interest rate swaps to minimize interest rate risk on certain credit lines, effectively converting these to fixed rate debt. Foreign currency and commodity price risk are not considered to have a material impact on the Company.
     As of June 30, 2000, the Company has outstanding long-term debt of $99 million. There is no significant exposure to changes in interest rates on debt obligations as the majority of its long-term debt, $83 million, carries fixed interest rates. Remaining long-term debt of $16 million carries variable interest rates, which reprice weekly. Holding the variable rate debt constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in interest expense for the coming year of approximately $99,000, net of tax.
     The Company has variable interest rate installment paper contract receivables of $43 million on June 30, 2000. Holding the outstanding principal amount constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in interest income for the coming year of approximately $209,000, net of tax.
     The Company has outstanding regular REMIC interests with variable interest rates collateralized by variable and fixed installment contract receivables of $1.2 billion on June 30, 2000. Holding the outstanding regular interests amounts constant, each one percentage point increase in interest rates occurring on the first day of the year would result in a decrease in servicing income for the coming year of approximately $5.7 million, net of tax.

NEW  ACCOUNTING  PRONOUNCEMENTS
     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, in June 1999 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, in June 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. The Company will adopt SFAS No. 133, as amended, in the first quarter of 2001. Such adoption is not expected to have a material impact on the Company's reported results of operations, financial position or cash flows.
     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. It summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. An amendment was issued in June 2000, which delays the implementation of SAB 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company believes that its practices already comply with the provisions of SAB No. 101, and its adoption is expected to have no material impact on the Company's reported results of operations, financial position or cash flows.

EFFECTS  OF  INFLATION
     Inflation has had an insignificant impact on the Company during the past several years.

FORWARD  LOOKING  STATEMENTS
     Certain statements in this annual report are forward looking as defined in the Private Securities Litigation Reform Law. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks fall generally within three broad categories consisting of industry factors, management expertise, and government policy and economic conditions. Industry factors include such matters as potential periodic inventory adjustments by both captive and independent retailers, availability of wholesale and retail financing, general or seasonal weather conditions affecting sales and revenues, catastrophic events impacting insurance reserves, cost of labor and/or raw materials and industry consolidation trends creating fewer, but stronger, competitors capable of sustaining competitive pricing pressures.
     Management expertise is affected by it's overall ability to anticipate and meet consumer preferences, maintain successful marketing programs, continue quality manufacturing output, keep a strong cost management oversight, and project stable gain on sale accounting assumptions. Lastly, management has the least control over government policy and economic conditions such as prevailing interest rates, capital market liquidity, government monetary policy, stable regulation of manufacturing standards, consumer confidence, favorable trade policies, and general prevailing economic and employment conditions.

Clayton  Homes,  Inc.  and  Subsidiaries
REPORT  OF  INDEPENDENT  ACCOUNTANTS

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Clayton Homes, Inc. and Subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers  LLP
Knoxville,  Tennessee
August  8,  2000

CONSOLIDATED  BALANCE  SHEETS

                                                                                              June  30,
(in thousands)                                                                              2000        1999
---------------------------------------------------------------------------------------------------------------
ASSETS
    Cash and cash equivalents                                                           $   43,912   $    2,680
    Trade receivables                                                                       21,796       24,998
    Other receivables, principally installment contracts, net of  reserves for credit
      losses and unamortized discounts of $4,217 and $9,133, respectively                  500,942      551,744
    Residual interests in installment contract receivables                                 150,329      131,146
    Inventories                                                                            222,431      184,444
    Securities available-for-sale                                                           47,734       19,047
    Restricted cash                                                                         96,904      100,127
    Property, plant and equipment                                                          305,479      291,503
    Deferred income taxes                                                                   24,284       20,505
    Other assets                                                                            92,567       91,051
---------------------------------------------------------------------------------------------------------------
Total assets                                                                            $1,506,378   $1,417,245
---------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
    Accounts payable and accrued liabilities                                            $  122,760   $  130,579
    Debt obligations                                                                        99,216       96,477
    Other liabilities                                                                      248,027      242,421
---------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          470,003      469,477
---------------------------------------------------------------------------------------------------------------

Shareholders' equity
    Preferred stock, $.10 par value, authorized 1,000 shares, none issued                       -            -
    Common stock, $.10 par value, authorized 200,000 shares, issued 137,499
       at June 30, 2000, and 142,373 at June 30, 1999                                       13,750       14,237
    Additional paid-in capital                                                              39,500       85,236
    Retained earnings                                                                      983,806      849,116
    Accumulated other comprehensive income (loss)                                             (681)        (821)
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                               1,036,375      947,768
---------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                              $1,506,378   $1,417,245
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton  Homes,  Inc.  and  Subsidiaries

CONSOLIDATED  STATEMENTS  OF  INCOME

                                                     Year ended June 30,
(in thousands except per share data)           2000         1999         1998
---------------------------------------------------------------------------------
Revenues
    Net sales                                $  993,916   $1,040,668   $  880,856
    Financial services                          228,642      233,848      190,204
    Rental and other income                      70,787       69,767       56,719
---------------------------------------------------------------------------------
                                              1,293,345    1,344,283    1,127,779
---------------------------------------------------------------------------------
Costs and expenses
    Cost of sales                               660,429      705,128      598,589
    Selling, general and administrative         384,067      367,430      302,598
    Financial services interest                   1,032        7,981        2,015
    Provision for credit losses                  20,800       12,459        7,976
---------------------------------------------------------------------------------
                                              1,066,328    1,092,998      911,178
---------------------------------------------------------------------------------
Operating income                                227,017      251,285      216,601
Interest income (expense), net / other            1,608       (5,317)       5,499
---------------------------------------------------------------------------------
Income before income taxes                      228,625      245,968      222,100
Provision for income taxes                      (84,600)     (91,000)     (84,400)
---------------------------------------------------------------------------------
Net income                                   $  144,025   $  154,968   $  137,700
---------------------------------------------------------------------------------
Net income per common share
    Basic                                    $     1.03   $     1.07   $     0.93
    Diluted                                  $     1.03   $     1.06   $     0.92
Average shares outstanding
    Basic                                       139,474      145,211      148,463
    Diluted                                     139,815      145,931      149,504
---------------------------------------------------------------------------------

CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS'  EQUITY

                                                                                                         Accumulated
                                                          Total                  Additional                 Other
                                                      Shareholders'    Common      Paid-in     Retained  Comprehensive
(in thousands except per share data)                      Equity        Stock      Capital     Earnings  Income (Loss)
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                                $  754,526     $14,812     $163,191     $576,523     $   -
Net income                                                 137,700           -            -      137,700         -
  Purchase of 713 shares of common stock                    (9,506)        (71)      (9,435)           -         -
  Dividends declared ($.064 per common share)              (10,469)          -            -      (10,469)        -
  Issuances related to stock incentive, employee
    benefit plans and other                                  8,768         111        8,657            -         -
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                                   881,019      14,852      162,413      703,754         -
Net income                                                 154,968           -            -      154,968         -
  Other comprehensive income, net of tax
    Unrealized loss on securities available-for-sale          (821)          -            -            -      (821)
                                                        -----------
      Comprehensive income                                 154,147
  Purchase of 6,465 shares of common stock                 (81,394)       (647)     (80,747)           -         -
  Dividends declared ($.064 per common share)               (9,606)          -            -       (9,606)        -
  Issuances related to stock incentive, employee
    benefit plans and other                                  3,602          32        3,570            -         -
----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                                   947,768      14,237       85,236      849,116      (821)
NET  INCOME                                                144,025           -            -      144,025         -
  OTHER COMPREHENSIVE INCOME, NET OF TAX
    UNREALIZED LOSS ON SECURITIES AVAILABLE-
       FOR-SALE DURING THE YEAR                               (627)          -            -            -      (627)
    REALIZED  LOSS ON SECURITIES AVAILABLE-
       FOR-SALE INCLUDED IN NET INCOME                         767           -            -            -       767
                                                        -----------                                          ------
  OTHER COMPREHENSIVE INCOME                                   140                                             140
                                                        -----------
      COMPREHENSIVE INCOME                                 144,165
  PURCHASE OF 5,382 SHARES OF COMMON STOCK                 (49,776)       (538)     (49,238)           -         -
  DIVIDENDS DECLARED ($.064 PER COMMON SHARE)               (9,335)          -            -       (9,335)        -
  ISSUANCES RELATED TO STOCK INCENTIVE,
    EMPLOYEE BENEFIT PLANS AND OTHER                         3,553          51        3,502            -         -
----------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2000                                $1,036,375     $13,750     $ 39,500     $983,806     $(681)
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton  Homes,  Inc.  and  Subsidiaries

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                                 Year  ended  June  30,
(in thousands)                                                               2000         1999         1998
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                  $ 144,025     $ 154,968     $137,700
    Adjustments to reconcile net income to net cash provided
    by operating activities
        Depreciation and amortization                                          20,422        17,795       14,733
        Amortization of installment contract receivables, net of
          gain on sale                                                          3,256       (15,089)     (31,699)
        Provision for credit losses                                            20,800        12,459        7,976
        Realized loss on securities available-for-sale                          1,218             -            -
        Deferred income taxes                                                  (3,861)       (8,267)     (25,830)
        Increase in other receivables, net                                    (12,954)     (103,070)     (25,700)
        Increase in inventories                                               (37,987)      (17,331)     (47,679)
        Increase (decrease) in accounts payable, accrued
          liabilities, and other                                              (41,510)       24,687       55,429
----------------------------------------------------------------------------------------------------------------
    Cash provided by operations                                                93,409        66,152       84,930
        Origination of installment contract receivables                      (983,090)   (1,085,484)    (801,865)
        Proceeds from sales of originated installment contract receivables    886,040     1,030,442      705,420
        Principal collected on originated installment contract receivables     48,040        80,610       50,260
----------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                  44,399        91,720       38,745

CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of installment contract receivables                          (206,154)     (253,625)    (520,912)
    Proceeds from sales of acquired installment contract receivables          229,412       389,866      230,311
    Principal collected on acquired installment contract receivables           19,836        73,200       27,703
    Proceeds from sales of securities available-for-sale                       37,733             -            -
    Acquisition of property, plant and equipment                              (34,398)      (47,749)     (62,210)
    Decrease (increase) in restricted cash                                      3,223       (13,951)     (15,179)
----------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) investing activities                        49,652       147,741     (340,287)

CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends                                                                  (9,335)       (9,606)     (10,469)
    Net borrowings (repayment) on credit facilities                                 -      (227,873)     227,873
    Proceeds from (repayment of) long-term debt                                 2,739        76,759       (3,088)
    Issuance of stock for incentive plans and other                             3,553         3,602        8,768
    Repurchase of common stock                                                (49,776)      (81,394)      (9,506)
----------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                       (52,819)     (238,512)     213,578
----------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents                       41,232           949      (87,964)
    Cash and cash equivalents at beginning of year                              2,680         1,731       89,695
----------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                                $  43,912     $   2,680    $   1,731
----------------------------------------------------------------------------------------------------------------
    Supplemental disclosures for cash flow information
    Cash paid during the year for
       Interest                                                             $   6,781     $  19,976    $   4,285
       Income taxes                                                         $  97,903     $  95,931    $  93,832
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton  Homes,  Inc.  and  Subsidiaries
               NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
Consolidated  Financial  Statements
     The consolidated financial statements include the accounts of Clayton Homes, Inc. (CMH) and its wholly- and majority-owned subsidiaries. CMH and its subsidiaries are collectively referred to herein as the Company. The Company is a vertically-integrated manufactured housing company headquartered near Knoxville, Tennessee. Employing approximately 7,400 people and operating in 33 states, the Company builds, sells, finances and insures manufactured homes, as well as owns and operates residential manufactured housing communities. Significant intercompany accounts and transactions have been eliminated in the financial statements. See Note 10 for information related to the Company's business segments.

Income  Recognition
     Sales to independent retailers of homes produced by CMH are recognized as revenue upon shipment. Retail sales are recognized when: cash payment is received, or in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the home buyer enters into an installment sales contract; construction of the home is complete; the home buyer has inspected and accepted the home; and title has passed to the retail home buyer. Most of these installment sales contracts, which are normally payable over 84 to 360 months, are financed by Vanderbilt Mortgage and Finance, Inc.
(VMF),  the  Company's  financing  subsidiary.
     The Company acts as agent on physical damage, family protection and home buyer protection plan insurance policies written by unaffiliated insurance companies (ceding companies) for the purchasers of manufactured homes. The insurance policies are in turn reinsured by certain subsidiaries of the Company. Premiums from policies represent short-duration contracts with terms of one to 10 years and are deferred and recognized as revenue over the terms of the policies. Claims expenses are recorded as insured events occur. Expenses are matched to revenue over the terms of the policies by means of deferral and amortization of policy acquisition costs. Such costs include commissions, premium taxes and ceding fees, which vary with and are directly related to the production of insurance policies and are deferred and amortized over the terms of the related policies.

Installment  Contract  Receivables  and  Mortgage  Loan  Receivables
     Installment contract receivables and mortgage loan receivables originated or purchased by VMF are generally sold to investors through an asset backed securities facility, with VMF retaining servicing on the contracts. Certain purchased mortgage loan receivables are sold to financial institutions with servicing released.
     Installment contract receivables held for sale are included in other receivables and are carried at the lower of aggregate cost or market. Certain of the installment contract receivables are purchased in bulk at a discount. The purchase discounts are allocated between unamortized discount and reserves for credit losses and contingent liabilities based on management's assessment of risks existing in the portfolio. Unamortized discount is amortized over the life of the related portfolio after giving consideration to anticipated prepayments. Adjustments between the reserves for credit losses and contingent liabilities and unamortized discount are made to reflect changes in the estimated collectibility of each portfolio purchased.
     VMF provides servicing for investors in installment contract receivables. Total contracts serviced at June 30, 2000, and 1999, including contracts held for investment, were approximately $3.9 billion and $3.5 billion, respectively. Most of the installment contract receivables are with borrowers in the east, south and southwest portions of the United States and are collateralized by manufactured homes. Interest income on installment contract receivables is recognized by a method which approximates the simple interest method. Service fee income is recognized as the service is performed. The Company accrues for obligations related to cash collections from sold and serviced only loans and remits these collections to investors on a monthly basis. See "Investors payable" in Note 11.
     The Company utilizes a financial components approach to transfers and servicing of financial assets, requiring that the carrying amount of the receivables sold be allocated between the assets sold and the assets (liabilities) created, if any, based upon their fair value at the date of sale. The assets (liabilities) created are: 1) an interest-only strip valued as the discounted present value of the excess (deficiency) interest due the residual interest owner (VMF) during the expected life of the contracts over: i) the stated investor yield; ii) the contractual servicing fee; and iii) estimated credit losses; and 2) servicing asset (liability), representing the discounted present value of the contractual servicing fee over the cost of servicing the contracts. Profit (loss) recorded at the time of the sale is computed as the difference between the allocated carrying amount of the receivables sold and the proceeds realized from the sale. The servicing asset at June 30, 2000, and 1999, is as follows:

(in  thousands)                           2000          1999
---------------------------------------------------------------
Servicing asset beginning balance       $ 27,024      $ 13,043
Servicing asset recognized                23,781        20,718
Amortization                             (10,101)       (6,737)
---------------------------------------------------------------
Servicing asset ending balance          $ 40,704      $ 27,024
---------------------------------------------------------------

     The balance represents the estimated fair value of the aggregate servicing assets at June 30, 2000. The estimate of fair value assumes: 1) discount rates which, at the time the asset was created, approximate current market rates; and
2) expected prepayment rates based on loan prepayment experience for similar transactions. The servicing assets are amortized using the effective interest method over the estimated weighted average life of the underlying securities.
     The residual interests in the installment receivables sold are classified as available-for-sale securities (as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities), and changes in their value are recorded as adjustments to equity in the period of change. The Company assesses the fair value of the residual interests periodically. Amortization of the residual interest balances is calculated using the effective interest method over the estimated weighted average life of the underlying securities and is reflected as a reduction of net financial services revenues.

Cash  Equivalents
     For purposes of the statements of cash flows, all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

Investment  Securities
     The Company follows SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, which requires that the Company classify mortgage-backed securities retained after a securitization in accordance with SFAS No. 115. Accordingly, these securities are classified as available-for-sale, are stated at fair value, and can be reasonably expected to mature in 6-10 years. The Company also has certain other investments that had been designated as available-for-sale and accordingly have been stated at fair value. The fair value of these securities is estimated based on quoted market prices, when available. If not available, fair value is estimated using quoted market prices for similar financial instruments. Net unrealized holding gains and losses are reported as a separate component of other comprehensive income, net of tax, until realized.

Inventories
     New homes and raw materials are valued at the lower of cost or market, using the last-in, first-out (LIFO) method of inventory valuation. Previously-owned manufactured homes are recorded at estimated wholesale value
(cost)  but  not  in  excess  of  net  realizable  value.

Property,  Plant  and  Equipment
     Land and improvements, buildings, and furniture and equipment are valued at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in earnings for the period. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the respective assets ranging from three to 40 years.
     The Company follows SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of , which requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses recognized is based on the difference between the fair values and the carrying amounts of the assets. SFAS 121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. The Company has not experienced any impairment losses.

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

Interest  Rate  Swaps
     The Company uses interest rate swaps to assist in minimizing interest incurred on its short-term variable rate debt. The difference between amounts received and amounts paid under such agreements is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap.

Restricted  Cash
     Restricted cash primarily represents: 1) trust account cash balances required by certain VMF servicing agreements, and 2) insurance reserves required by custodial or trust agreements.

Income  Taxes
     Deferred income taxes are recorded to reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Accumulated  Other  Comprehensive  Income
     Accumulated other comprehensive income is presented net of income taxes and is comprised of unrealized gains and losses on securities available-for-sale.

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

Other
     Per share and share data have been retroactively adjusted to reflect a 5-for-4 stock split paid in December 1998. Certain reclassifications have been made to the 1998 and the 1999 financial statements to conform to the 2000 presentation.

New  Accounting  Pronouncements
     In  June  1998,  the  Financial  Accounting  Standards  Board (FASB) issued
Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and subsequently amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, in June 1999 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, in June 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. The Company will adopt SFAS No. 133, as amended, in the first quarter of 2001. Such adoption is not expected to have a material impact on the Company's reported results of operations, financial position or cash flows.
     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. It summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. An amendment was issued in June 2000, which delays the implementation of SAB 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company believes that its practices already comply with the provisions of SAB No. 101, and its adoption is expected to have no material impact on the Company's reported results of operations, financial position or cash flows.

NOTE  2  -  INVENTORIES
     Inventories  at  June  30,  2000,  and  1999,  are  as  follows:

(in thousands)                2000              1999
------------------------------------------------------
Manufactured homes
   New                       $148,658         $125,456
   Previously-owned            53,593           40,956
Raw materials                  20,180           18,032
------------------------------------------------------
                             $222,431         $184,444
------------------------------------------------------

     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $21,633,000 and $20,591,000 at June 30, 2000, and 1999, respectively.

NOTE  3  -  PROPERTY,  PLANT  AND  EQUIPMENT
     Property,  plant  and equipment at June 30, 2000, and 1999, are as follows:

(in thousands)                             2000            1999
-------------------------------------------------------------------
Land and improvements                    $199,329         $183,449
Buildings                                 156,689          147,252
Furniture and equipment                    45,964           42,392
-------------------------------------------------------------------
                                          401,982          373,093
Less: accumulated depreciation
   and amortization                       (96,503)         (81,590)
-------------------------------------------------------------------
                                         $305,479         $291,503
-------------------------------------------------------------------

NOTE  4  -  DEBT  OBLIGATIONS
     Debt  obligations  at  June  30, 2000, and 1999, are summarized as follows:

(in thousands)                                                   2000          1999
--------------------------------------------------------------------------------------
Senior notes, 6.25%, due December 2003                          $75,000       $75,000
Debt collateralized by installment contract
    receivables, average effective rate 10.19% on
    June 30, 2000, due through 2004                               8,373        11,625
Tax-exempt bonds, effective rate of 4.90% on
    June 30, 2000, due through 2030                              15,230         9,230
Lines of credit                                                       -             -
Other notes payable                                                 613           622
--------------------------------------------------------------------------------------
                                                                $99,216       $96,477
--------------------------------------------------------------------------------------

Annual  maturities  of  long-term  debt  as  of  June  30, 2000, are as follows:

          (in  thousands)
          --------------------------          ----------------------------
           2001              $3,143            2004              $75,200
           2002               3,053            2005                    -
           2003               1,977            Thereafter         15,843

     In December 1998, the Company issued $75 million of 6.25% Senior Subordinated Notes due December 2003 (the "6.25% Notes"), with interest payable each June and December. The 6.25% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 30, 2003. The 6.25% Notes are not subject to any sinking fund requirements.
     In January 2000, the Company renewed its committed one-year $300 million commercial paper conduit facility to facilitate sales of manufactured housing contracts. Commitment fees are payable quarterly on the unused portion of the facility. At June 30, 2000, the conduit facility was not utilized, as compared to $105 million being outstanding at June 30, 1999.
     The Company has a $150 million five-year revolving credit facility with its bank group. This facility's pricing is based on LIBOR rates; commitment fees are payable quarterly on the unused portion of the facility.
     The Company's tax-exempt manufacturing facilities' bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.
     The preceding facilities are governed by various financial covenants which require maintenance of certain financial ratios and are uncollateralized. In addition, the Company has committed and uncommitted lines of credit amounting to $87 million with several banks, prices based on LIBOR rates. These lines are subject to periodic review by each bank and may be canceled by the Company at any time.
     Under certain interest rate swap agreements, the Company agrees with other parties to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed upon notional principal amount. At June 30, 2000, the Company's interest rate swap agreements have an aggregrate notional amount of $100 million and fix the interest rate on the Company's debt to rates ranging from 5.42% to 5.62%. If the Company had terminated all swaps as of June 30, 2000, it would have received a net amount of approximately $1,946,000 based on quoted market values from the other parties holding the swaps.

NOTE  5  -  RESERVES  FOR  CREDIT  LOSSES  AND  CONTINGENT  LIABILITIES
     An analysis of the reserves for losses on installment contract receivables and contingent liabilities for the years ended June 30, 2000, 1999, and 1998, are as follows:

(in thousands)                                          2000        1999         1998
--------------------------------------------------------------------------------------------
Balance, beginning of year                            $ 44,275      $35,828     $ 8,051
    Provision                                           20,800       12,459       7,976
    Charges, net of recoveries applicable
      to installment contract receivables
         Purchased                                     (12,199)     (13,384)     (2,762)
         Other                                         (20,044)     (11,951)     (3,981)
    Reserves transferred from (to) unamortized
      discounts                                         (6,000)      (1,981)      2,318
    Reserves associated with receivables
      purchased                                          8,893       23,304      24,226
--------------------------------------------------------------------------------------------
Balance, end of year                                  $ 35,725      $44,275     $35,828
--------------------------------------------------------------------------------------------
Reserves for credit losses                            $  3,650      $ 8,541     $29,964
Reserve for contingencies                               32,075       35,734       5,864
--------------------------------------------------------------------------------------------
                                                      $ 35,725      $44,275     $35,828
--------------------------------------------------------------------------------------------

     The reserves for credit losses are netted against receivables and the reserve for contingencies is included in other liabilities on the consolidated balance sheets. The Company is contingently liable as guarantor on installment contract receivables sold with recourse. At June 30, 2000, and 1999, the outstanding principal balances of these receivables totaled approximately $117 million and $164 million, respectively. The associated contingent liability is approximately $14 million and $22 million, respectively. There were no receivables sold with recourse in 2000, 1999 and 1998.

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

                                                              Weighted                Weighted
                                                                 Avg        Stock        Avg
                                           Stock Option       Exercise     Options    Exercise
                            Shares          Price Range        Price     Exercisable    Price
----------------------------------------------------------------------------------------------
Balance June 30, 1997      4,416,948      $1.10  -  $13.70     $ 7.74     1,888,935     $6.32
   Granted                 1,529,856      $8.19  -  $12.60     $11.61
   Exercised              (1,193,195)     $1.10  -  $13.70     $ 6.21
   Canceled                 (450,571)     $1.41  -  $13.70     $ 9.90
----------------------------------------------------------------------------------------------
Balance June 30, 1998      4,303,038      $1.41  -  $13.70     $ 9.32     1,187,395     $7.29
   Granted                 1,477,846      $8.19  -  $15.75     $12.73
   Exercised                (162,002)     $1.41  -  $13.70     $ 5.03
   Canceled                 (757,731)     $1.76  -  $15.75     $11.55
----------------------------------------------------------------------------------------------
Balance June 30, 1999      4,861,151      $1.41  -  $15.75     $10.15     1,449,866     $8.13
   GRANTED                   762,325      $9.38  -  $11.88     $ 9.91
   EXERCISED                (208,725)     $1.41   -  $8.27     $ 2.65
   CANCELED                 (309,295)     $3.64  -  $15.75     $11.11
----------------------------------------------------------------------------------------------
BALANCE JUNE 30, 2000      5,105,456      $2.16  -  $15.75     $10.36     1,655,984     $9.18
----------------------------------------------------------------------------------------------

     Options available for future grant at June 30, 2000, and 1999, were 4,939,727 and 5,077,035, respectively. Options were held by 950 persons at June 30, 2000.
     The following table summarizes information about the plans' stock options at June 30, 2000, including weighted average remaining life (Life) and weighted average exercise price (Price):

                                Options Outstanding                Options Exercisable
                        -------------------------------------    ---------------------
      Range              Number          Life        Price           Number      Price
--------------------------------------------------------------------------------------
   $ 2.16 - $ 3.63        14,895      0.4 years      $ 2.16          14,895      $ 2.16
   $ 3.64 - $ 5.05       290,256      1.4 years      $ 4.02         132,044      $ 3.83
   $ 7.22 - $10.32     2,239,675      5.5 years      $ 8.53         981,236      $ 7.94
   $11.50 - $15.75     2,560,630      7.0 years      $12.73         527,809      $13.01

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

                                                                    June 30,
(in thousands except per share data)                     2000         1999          1998
--------------------------------------------------------------------------------------------
Net income - as reported                               $144,025      $154,968      $137,700
Net income - pro forma                                  141,634       153,610       136,643
Net income per diluted common share - as reported         $1.03         $1.06         $0.92
Net income per diluted common share - pro forma            1.01          1.05          0.91
--------------------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued from 1998 to 2000; dividend yields ranging from 0.41% to 0.78% with a weighted average yield of 0.56%; expected volatility of 0.29%, risk-free interest rates ranging from 5.70% to 6.25% with a weighted average rate of 5.98%; and expected lives ranging from 6.47 to 10.00 years with a weighted average life of 7.19 years. The weighted average grant date fair value of options granted in fiscal years 2000, 1999 and 1998 was $4.66, $5.66, and $5.02 per share, respectively.

NOTE  7  -  INCOME  TAXES
     The components of deferred tax assets and liabilities at June 30, 2000, and 1999, are as follows:

(in  thousands)                                      2000            1999
---------------------------------------------------------------------------
Reserves for credit losses and contingencies
   and discounts                                   $  9,258       $ 11,618
Insurance reserves                                    9,911         10,216
Unearned premiums                                     9,348          8,001
Residual interest in installment contract
   receivables                                       11,781          7,934
---------------------------------------------------------------------------
     Total deferred tax assets                     $ 40,298       $ 37,769
---------------------------------------------------------------------------
Deferred costs                                     $ (6,728)      $ (5,931)
Other                                                (9,286)       (11,333)
---------------------------------------------------------------------------
     Total deferred tax liabilities                 (16,014)       (17,264)
---------------------------------------------------------------------------
     Net deferred tax asset                        $ 24,284       $ 20,505
---------------------------------------------------------------------------

     The  provision  for  income  tax  is  composed  of  the  following:

(in thousands)             2000            1999             1998
-------------------------------------------------------------------
Current tax provisions
   Federal                $82,654         $92,706         $103,336
   State                    5,807           6,561            6,894
Total current             $88,461         $99,267         $110,230
Deferred tax benefit       (3,861)         (8,267)         (25,830)
-------------------------------------------------------------------
                          $84,600         $91,000         $ 84,400
-------------------------------------------------------------------

     At June 30, 2000, 1999, and 1998, a deferred tax provision (benefit) of $82,000, ($482,000), and $0, respectively, was allocated directly to shareholders' equity for the unrealized loss on securities available-for-sale. The provision for income tax reflected in the financial statements differs from income taxes calculated at the statutory federal income tax rate of 35% in 2000, 1999 and 1998, as follows:

(in  thousands)                                     2000       1999        1998
---------------------------------------------------------------------------------
Income taxes at the statutory rate                 $80,019    $86,089    $77,735
State income taxes, net of federal benefit           3,775      4,265      4,481
Other, net                                             806        646      2,184
---------------------------------------------------------------------------------
                                                   $84,600    $91,000    $84,400
---------------------------------------------------------------------------------

NOTE  8  -  EMPLOYEE  BENEFIT  PLANS
     The Company has a 401(k) defined contribution plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions accrued and paid were $3,169,000, $3,162,000, and $2,488,000 for the years ended June 30,
2000,  1999  and  1998,  respectively.

NOTE  9  -  COMMITMENTS  AND  CONTINGENCIES
     Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2009. Total rental expense under operating leases was $5,340,000 in 2000, $5,210,000 in 1999, and $4,440,000 in
1998. Minimum rental commitments under non-cancelable operating leases, primarily for retail centers, in effect at June 30, 2000 were 2001 - $4,308,000; 2002 - $3,548,000; 2003 - $2,896,000; 2004 - $2,005,000; 2005 - $1,109,000; and
thereafter  -  $1,807,000.
     Institutions financing independent retailer purchases require the Company to execute repurchase agreements. As a result of these agreements, the Company is contingently liable for repurchasing homes in the event of a default by the dealer to the lending institution. These agreements are customary in the manufactured housing industry, and the Company's losses in the past have not been significant. The maximum potential repurchase obligation is approximately $72 million at June 30, 2000, excluding any resale value.
     At June 30, 2000, the Company has letters of credit, primarily related to insurance reserves and performance guarantees related to asset backed securitizations of approximately $113 million and $257 million, respectively. The Company believes a significant loss from any such guarantee is remote. Please see Note 5 for discussion of guarantees of installment contract receivables.

NOTE  10  -  BUSINESS  SEGMENT  INFORMATION
     The Company has identified four major business segments: Retail, Manufacturing, Financial Services, and Communities. The Retail group purchases homes from the Company's manufacturing operations and third party manufacturers to sell to retail customers. The Manufacturing group builds homes for Company-owned and independent retailers. Financial Services provides retail financing of manufactured homes, reinsures risk on family protection, physical damage, and homebuyer protection plan insurance policies, and offers certain specialty finance products. Communities owns and operates manufactured housing communities. Income from operations consists of total revenues less cost of sales and operating expenses. Identifiable assets are used in the operation of each business segment.
     Information  concerning  operations  by  business  segment  follows:


(in thousands)                      2000              1999              1998
--------------------------------------------------------------------------------
Revenues
  Retail                         $  733,916        $  737,044        $  590,256
  Manufacturing                     624,586           654,471           599,561
  Financial Services                188,365           198,527           158,828
  Communities                        92,492            78,902            70,740
  Intersegment sales               (346,014)         (324,661)         (291,606)
--------------------------------------------------------------------------------
                                 $1,293,345        $1,344,283        $1,127,779
--------------------------------------------------------------------------------
Income from operations
  Retail                         $   53,623        $   66,364        $   59,272
  Manufacturing                      62,729            72,377            65,437
  Financial Services                108,792           117,385            99,685
  Communities                        16,130            15,850            14,133
  Eliminations/Other                (14,257)          (20,691)          (21,926)
--------------------------------------------------------------------------------
                                 $  227,017        $  251,285        $  216,601
Interest
  Interest expense                   (5,749)          (11,995)           (2,270)
  Interest revenue/Other income       7,357             6,678             7,769
--------------------------------------------------------------------------------
Income before taxes              $  228,625        $  245,968        $  222,100
--------------------------------------------------------------------------------
Identifiable assets
  Retail                         $  287,705        $  247,009        $  208,064
  Manufacturing                     100,112            94,773            80,487
  Financial Services                902,913           901,769         1,003,528
  Communities                       185,784           177,723           166,871
  Eliminations/Other                 29,864            (4,029)           (1,193)
--------------------------------------------------------------------------------
                                 $1,506,378        $1,417,245        $1,457,757
--------------------------------------------------------------------------------
Depreciation and amortization
  Retail                         $    5,639        $    4,684        $    3,725
  Manufacturing                       6,516             5,478             5,016
  Financial Services                    472               235               121
  Communities                         6,724             6,412             5,418
  Eliminations/Other                  1,071               986               453
--------------------------------------------------------------------------------
                                 $   20,422        $   17,795        $   14,733
--------------------------------------------------------------------------------
Capital expenditures
  Retail                         $   11,535        $   18,152        $   15,147
  Manufacturing                       9,558            12,971             5,721
  Financial Services                    454               576               931
  Communities                        12,059            14,703            31,316
  Eliminations/Other                    792             1,347             9,095
--------------------------------------------------------------------------------
                                 $   34,398        $   47,749        $   62,210
--------------------------------------------------------------------------------

NOTE  11  -  OTHER  ASSETS  AND  LIABILITIES
     At  June  30,  2000,  and  1999, other assets and liabilities consisted of:

(in thousands)                              2000           1999
------------------------------------------------------------------
Other assets
  Interest and other receivables          $ 52,605       $ 56,674
  Deferred policy acquisition costs         19,304         16,693
  Prepaid expenses and other                20,658         17,684
------------------------------------------------------------------
                                          $ 92,567       $ 91,051
------------------------------------------------------------------
Other liabilities
  Investors payable                       $ 85,161       $ 89,925
  Reserve for contingencies (Note 5)        32,075         35,734
  Escrow deposits                           10,603         11,378
  Unearned insurance premiums               94,669         82,199
  Other                                     25,519         23,185
------------------------------------------------------------------
                                          $248,027       $242,421
------------------------------------------------------------------

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

                                                                      JUNE 30, 2000             June 30, 1999
                                                                  CARRYING    ESTIMATED     Carrying    Estimated
(in thousands)                                                     AMOUNT     FAIR VALUE     Amount     Fair Value
-------------------------------------------------------------------------------------------------------------------
Financial assets
   Cash and cash equivalents, including restricted cash            $140,816     $140,816     $102,807     $102,807
   Residual interests in installment contract receivables           150,329      150,329      131,146      131,146
   Contracts held for sale and as collateral, including accrued
     interest receivable                                            450,531      448,446      486,717      482,881
Financial liabilities
   Senior notes, 6.25%                                               75,000       72,160       75,000       72,661
   Debt collateralized by installment contract receivables            8,373        9,006       11,625       12,190
-------------------------------------------------------------------------------------------------------------------

NOTE  13  -  EARNINGS  PER  SHARE
     The following reconciliation details the numerators and denominators used to calculate basic and diluted earnings per share for the respective periods:

(in  thousands  except  per  share  data)      2000         1999           1998
----------------------------------------------------------------------------------
Net income                                   $144,025      $154,968      $137,700
Average shares outstanding
   Basic                                      139,474       145,211       148,463
   Add: common stock equivalents                  341           720         1,041
   Diluted                                    139,815       145,931       149,504
Earnings per share - Basic                   $   1.03      $   1.07      $   0.93
                   - Diluted                 $   1.03      $   1.06      $   0.92
----------------------------------------------------------------------------------

NOTE  14  -  RELATED  PARTY  TRANSACTIONS

     The Company maintains an agreement to purchase certain installment contract receivables originated or acquired by 21st Century Mortgage Corp. in which the Company maintains a 50% ownership interest. The Company acquired approximately $92,000,000, $147,000,000, and $192,000,000 in installment contract receivables and received interest and other related fees totaling approximately $1,618,000, $2,038,000, and $1,735,000 during fiscal 2000, 1999 and 1998, respectively.
     The Company paid approximately $82,000, $89,000, and $196,000, in 2000, 1999 and 1998, respectively, for legal services provided by a law firm, a partner of which serves as a director of the Company.