Form 10-K405, Exhibit 13
period 2001-06-30
CLAYTON HOMES INC
filed 2001-09-21
CIK 719547


                                      EXHIBIT 13


(in thousands except per
share and other data)     2001      2000       1999       1998       1997      1996     1995    1994      1993      1992     1991
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Revenues
  Net sales             $849,157   $993,916 $1,040,668   $880,856   $822,906 $762,396 $621,351 $510,153  $384,491 $296,849 $257,557
  Financial services
    and other income     301,799    299,429    303,615    246,923    198,797  166,345  136,741  118,083    91,750   74,330   62,392
-----------------------------------------------------------------------------------------------------------------------------------
                       1,150,956  1,293,345  1,344,283  1,127,779  1,021,703  928,741  758,092  628,236  476,241  371,179   319,949
-----------------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales          562,267    660,429    705,128    598,589    559,274   521,200  431,826  357,698  267,201  206,049  176,374
  SG&A                   374,628    384,067    367,430    302,598    270,996   236,188  188,835  153,698  113,695   84,785   76,420
  Financial services
    interest                 706      1,032      7,981      2,015      2,885     3,649    5,533    8,196   11,819   16,585   18,198
  Provision for credit
    losses                42,500     20,800     12,459      7,976      1,000        -        -        -        -     3,300    3,772
-----------------------------------------------------------------------------------------------------------------------------------
                         980,101  1,066,328  1,092,998    911,178    834,155   761,037  626,194  519,592  392,715  310,719  274,764
-----------------------------------------------------------------------------------------------------------------------------------
Operating income         170,855    227,017    251,285    216,601    187,548   167,704  131,898  108,644   83,526   60,460   45,185
Interest income
  (expense), net/other    (1,504)     1,608     (5,317)     5,499      5,152     4,596    3,902     (359)    (170)    (317)   (592)
-----------------------------------------------------------------------------------------------------------------------------------
Income before
  income taxes           169,351    228,625    245,968    222,100    192,700   172,300  135,800  108,285   83,356   60,143   44,593
Provision for
  income taxes           (62,700)   (84,600)   (91,000)   (84,400)   (73,200)  (65,500) (48,800) (39,000) (29,600) (20,800)(16,000)
-----------------------------------------------------------------------------------------------------------------------------------
Income before
  accounting change      106,651    144,025    154,968    137,700    119,500   106,800   87,000   69,285   53,756   39,343   28,593
Cumulative effect of
  accounting change           -          -          -          -          -         -        -     3,000       -        -        -
-----------------------------------------------------------------------------------------------------------------------------------
Net income              $106,651   $144,025   $154,968   $137,700   $119,500  $106,800  $87,000  $72,285  $53,756  $39,343  $28,593
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share
  Basic                    $0.77      $1.03      $1.07      $0.93      $0.81     $0.72    $0.59    $0.51    $0.39    $0.30    $0.27
  Diluted                  $0.77      $1.03      $1.06      $0.92      $0.80     $0.72    $0.59    $0.49    $0.37    $0.29    $0.24
Average shares
  outstanding
   Basic                 137,702    139,474    145,211    148,463    148,324   148,253  147,020  141,046  136,391  130,103  106,884
   Diluted               138,340    139,815    145,931    149,504    149,346   149,183  148,285  149,875  149,106  142,100  126,216
Dividends per common
  share                    $.064      $.064      $.064      $.064      $.061     $.049    $.030       -        -        -        -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets          $1,654,170 $1,506,378 $1,417,245 $1,457,757 $1,045,761  $886,350 $761,151 $701,148 $587,032 $554,780 $488,817
Debt obligations         141,862     99,216     96,477    247,591     22,806    30,290   48,737   70,680  137,038  192,931  227,444
Shareholders' equity  $1,147,478 $1,036,375   $947,768   $881,019   $754,526  $650,189 $544,187 $462,154 $348,630 $292,950 $200,992

KEY FINANCIAL RATIOS
As a % of revenue
  Operating income         14.8%      17.6%      18.7%      19.2%      18.4%     18.1%    17.4%    17.3%    17.5%    16.3%    14.1%
  Net income                9.2%      11.1%      11.5%      12.2%      11.7%     11.5%    11.5%    11.5%    11.3%    10.6%     8.9%
Debt as a % of
  total capital            11.0%       8.7%       9.2%      21.9%       2.9%      4.5%     8.2%    13.3%    28.2%    39.7%    53.1%

OTHER DATA
  Company-owned
    retail centers           297        318        306        273        245       216      192      165      143      127      123
  Independent retailers      634        707        671        702        663       580      421      372      371      312      330
  Manufacturing plants        20         20         19         18         17        17       16       13       13       11       10
  Communities                 81         76         75         71         67        64       55       46       33       20       12
-----------------------------------------------------------------------------------------------------------------------------------

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

                                             Year ended June 30,
                                       2001 vs 2000      2000 vs 1999
----------------------------------------------------------------------
RETAIL
  Dollar sales                             -12.5%            -0.4%
  Number of retail centers                  -1.4%             7.8%
  Dollar sales per retail center           -11.2%            -7.6%
  Price of home                             -1.3%             8.2%
----------------------------------------------------------------------
WHOLESALE
  Dollar sales                             -19.9%           -16.2%
  Number of independent retailers           -2.7%             0.4%
  Dollar sales per independent retailer    -17.7%           -16.6%
  Price of home                              7.6%             2.4%
----------------------------------------------------------------------
COMMUNITIES
  Dollar sales                             -12.3%            28.4%
  Number of communities                      4.0%             3.4%
  Dollar sales per community               -15.6%            24.1%
  Price of home                             -1.5%             2.6%
----------------------------------------------------------------------

FISCAL  2001  COMPARED  TO  FISCAL  2000
     Total revenues decreased 11% to $1.2 billion, as manufactured housing sales decreased 15% to $849 million, financial services income decreased slightly to $228 million and rental and other income increased 4% to $74 million.
     Current conditions in the manufactured housing industry remain highly competitive at both the retail and wholesale levels. For fiscal 2001, the industry was faced with manufacturing over-capacity and too many retail centers. This competitive environment, as well as an increase in industry foreclosures and aging retail inventory, has contributed to decreased industry and Company sales, and significant closings of retail centers.
     Net sales of the Retail group fell 13% to $586 million. This decline was the result of an 11% decrease in homes sold, a 1% decrease in the average number of Company-owned retail centers and a 1% decrease in the average price per home. Multi-section homes accounted for 50% of total new homes sold versus 51% last year.
     During the year, the Company opened seven retail centers and closed 28 under-performing retail centers. The Company continually evaluates specific markets and opens, acquires or closes retail centers as conditions warrant. All of the sales centers opened in fiscal 2001 were acquisitions. Two of the new retail centers were opened in the fourth quarter.
     Net sales of the Manufacturing group to independent retailers decreased 20% to $223 million, as the number of homes sold fell 26%. The average wholesale price increased 8% principally due to a shift toward multi-section homes which accounted for 52% of total shipments versus 49% last year.
     Net sales of the Communities group decreased 12% to $39 million as 11% fewer homes were sold, and the average home selling price decreased 1%. The Company added 953 sites during the year bringing the total to 21,121 sites at June 30, 2001.
     Within the Financial Services segment, interest and loan servicing revenues increased $16 million, and insurance related revenues rose $6 million. Rental and other income increased 4% on an 8% rise in Communities rental income.
     The average outstanding balance of installment contract and mortgage receivables declined slightly to $437 million with a weighted average interest rate of 9.8%, down from 11.9%. The average outstanding balance of receivables sold rose 12% to $3.7 billion, and the weighted average loan service spread increased to 3.4% from 3.3%.
     Financial Services interest expense decreased $0.3 million to $0.7 million. Debt collateralized by installment contract receivables dropped 32% to an average of $7 million, and the weighted average interest rate increased to 10.6% from 10.5%. Loan covenants preclude prepaying these higher cost obligations.
     Gross profit margins on retail, manufacturing, and communities sales increased to 33.8% from 33.6%.
     Selling, general and administrative expenses were 32.5% and 29.7% of revenues for the years ended June 30, 2001, and 2000, respectively. This increase was primarily due to a decline in overall sales volume and reduced capacity utilization in manufacturing. Additional costs associated with portfolio acquisitions and fixed costs being spread over lower revenues were also a factor.
     The provision for credit losses and contingent liabilities increased to $42.5 million in 2001 from $20.8 million in 2000 which was primarily due to the additional number of contracts in foreclosure as compared to the same period last year. Net credit losses as a percentage of loans outstanding for fiscal 2001 increased to 1.8% from 1.4% while delinquency rates on all loans increased to 2.6% on a unit basis from 2.2%. The size, character and rate of change in the credit loss and contingent liability reserves are dependent upon many factors, including, but not limited to, origination volume, portfolio performance and market conditions.
     The changes in inventory levels at June 30, 2001, compared to June 30, 2000, are shown as follows in millions:


                                          Increase (decrease)
MANUFACTURING
Raw materials                                   $ (3.5)
Finished goods                                    (1.9)

RETAIL
Inventory levels at Company-owned
  retail centers                                 (30.3)

COMMUNITIES
Inventory to stock five new Communities            0.5
Inventory levels at 76 Communities open
  at June 30, 2000                                (1.5)
--------------------------------------------------------------
                                                $(36.7)
--------------------------------------------------------------

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

                                               Increase
MANUFACTURING
Raw materials                                     $2.1
Finished goods                                     3.6

RETAIL
Inventory to stock 12 new Company-
  owned sales centers                              8.6
Inventory levels at 306 Company-owned
  sales centers open at June 30, 1999             21.0

COMMUNITIES
Inventory to stock one new community               0.3
Inventory levels at 75 communities
  open at June 30, 1999                            2.4
-----------------------------------------------------------
                                                 $38.0
-----------------------------------------------------------

LIQUIDITY  AND  CAPITAL  RESOURCES
     The Company anticipates meeting cash requirements with proceeds from asset securitizations, cash provided from operations, revolving credit lines, a participation facility and long-term debt. A principal strength of the Company is its ability to access global capital markets; continued access to the public and private capital markets is critical to the Company's ability to continue to fund its finance operations. During the year ended June 30, 2001, the Company raised $886 million through asset securitizations.
     At June 30, 2001, the Company had debt outstanding of $142 million. Short-term debt available consists of $165 million committed and $71 million uncommitted lines of credit for working capital needs. Debt outstanding principally consists of $75 million of privately issued senior notes, $46 million of short-term borrowings, $5 million of installment paper collateralized debt and $16 million of tax-exempt bonds.
      On January 11, 2001, the Company cancelled its committed one-year $300 million commercial paper conduit facility. Subsequent to June 30, 2001, the Company entered into a one-year committed $150 million participation facility to be used to facilitate the sale of manufactured housing contracts and mortgages.
     In fiscal 2001, the Company repurchased 60,000 shares for $482,000. Under Board approved repurchase programs, all shares may be acquired, at management's discretion, over time on the open market. Shares repurchased are retired.
     The Company originated and acquired approximately $1.1 billion of installment contracts and mortgage loan receivables during fiscal 2001. Additional investments were made of approximately $14 million to expand, develop, or improve manufactured housing communities, $5 million for opening and upgrading Company-owned retail centers, $4 million for construction and improvement of manufacturing facilities, and $2 million for other fixed assets.
     In fiscal 2002, the Company expects to originate approximately $900 million of installment contract and mortgage loan receivables. It expects to invest approximately $24 million in acquisitions or construction of manufactured housing communities, up to $12 million for opening and upgrading Company-owned retail centers, up to $6 million for construction and improvement of manufacturing facilities, and up to $2 million for other fixed assets.

MARKET  RISK
      The Company is exposed to market risks related to fluctuations in interest rates on its installment paper contract receivables, related residual interests and variable rate debt, which principally consists of revolving

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS (continued)

credit lines. The Company uses interest rate swaps to minimize interest rate risk on certain credit lines, effectively converting these to fixed rate debt. Foreign currency and commodity price risk are not considered to have a material impact on the Company.
     The Company has variable interest rate installment contract receivables of $14 million at June 30, 2001. Holding the outstanding principal amount constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in interest income for the coming year of approximately $42,000, net of tax.
     The Company has residual interests collateralized by installment contract receivables with variable interest rate terms. These installment contract receivables aggregate $928 million on June 30, 2001. Holding the receivable balances constant, each one percentage point increase in interest rates occurring on the first day of the year would result in a decrease in financial services income for the coming year of approximately $3.7 million, net of tax.
     As of June 30, 2001, the Company has outstanding debt of $142 million. There is no significant exposure to changes in interest rates on debt obligations as the majority of its long-term debt, $80 million, carries fixed interest rates. Remaining debt of $62 million carries variable interest rates, which reprice weekly. Holding the variable rate debt constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in interest expense for the coming year of approximately $391,000, net of tax.

EFFECTS  OF  INFLATION
     Inflation has had an insignificant impact on the Company during the past several years.

FORWARD  LOOKING  STATEMENTS

     Certain statements in this annual report are forward looking as defined in the Private Securities Litigation Reform Law. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks fall generally within three broad categories consisting of industry factors, management expertise, and government policy and economic conditions. Industry factors include such matters as potential periodic inventory adjustments by both captive and independent retailers, availability of wholesale and retail financing, general or seasonal weather conditions affecting sales and revenues, catastrophic events impacting insurance costs, cost of labor and/or raw materials and industry consolidation trends creating fewer, but stronger, competitors capable of sustaining competitive pricing pressures.
     Management expertise and experience affects its overall ability to anticipate and meet consumer preferences, maintain successful marketing programs, continue quality manufacturing output, keep a strong cost management oversight, and achieve stable results from its securitization activities.
     Lastly, management has little control over government policy and economic conditions such as prevailing interest rates, capital market liquidity, government monetary policy, stable regulation of manufacturing standards, consumer confidence, favorable trade policies, and general prevailing economic and employment conditions.

QUARTERLY  RESULTS  (unaudited)

                                                              2001                                      2000
-------------------------------------------------------------------------------------------------------------------------------
                                              FIRST     SECOND    THIRD     FOURTH     First      Second     Third      Fourth
(in thousands except per share data)         SEPT. 30   DEC. 31   MAR. 31   JUNE 30    Sept. 30   Dec. 31    Mar. 31    June 30
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                     $300,807  $284,853  $272,070  $293,226    $337,297  $309,159   $306,981   $339,908
Operating income                               45,408    45,468    38,620    41,359      56,277    55,551     56,725     58,464
Income before income taxes                     45,982    43,565    37,752    42,052      56,424    55,831     56,993     59,377
Net income                                     28,982    27,465    23,752    26,452      35,524    35,231     35,893     37,377
Earnings per share   - Basic                     $.21      $.20      $.17      $.19        $.25      $.25       $.26       $.27
                     - Diluted                   $.21      $.20      $.17      $.19        $.25      $.25       $.26       $.27
Price range of stock - High                    $10.00    $12.88    $14.50    $15.82      $11.88    $11.94     $10.13     $10.38
                     - Low                      $8.13     $8.75    $12.05    $11.55       $8.56     $8.50      $7.81      $7.94
Dividends per common share                      $.016     $.016     $.016     $.016       $.016     $.016      $.016      $.016
-------------------------------------------------------------------------------------------------------------------------------

REPORT  OF  INDEPENDENT  ACCOUNTANTS

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Clayton Homes, Inc. and Subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers  LLP
Knoxville,  Tennessee
August  7,  2001


CONSOLIDATED  BALANCE  SHEETS


                                                                                               June 30,
(in thousands)                                                                              2001      2000
-------------------------------------------------------------------------------------------------------------
ASSETS
    Cash and cash equivalents                                                           $  47,763   $  43,912
    Trade receivables                                                                      14,683      21,796
    Other receivables, principally installment contracts, net of  reserves for credit
      losses and unamortized discounts of $20,560 in 2001 and $4,217 in 2000              657,224     500,942
    Residual interests in installment contract and mortgage receivables                   170,122     150,329
    Inventories, net                                                                      185,695     222,431
    Securities available-for-sale                                                          30,956      47,734
    Restricted cash                                                                       111,060      96,904
    Property, plant and equipment, net                                                    309,438     305,479
    Deferred income taxes                                                                  22,710      24,284
    Other assets                                                                          104,519      92,567
-------------------------------------------------------------------------------------------------------------
Total assets                                                                           $1,654,170  $1,506,378
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
    Accounts payable and accrued liabilities                                           $  118,057  $  122,760
    Debt obligations                                                                      141,862      99,216
    Other liabilities                                                                     246,773     248,027
-------------------------------------------------------------------------------------------------------------
Total liabilities                                                                         506,692     470,003
-------------------------------------------------------------------------------------------------------------
Shareholders' equity
    Preferred stock, $.10 par value, authorized 1,000 shares, none issued                       -          -
    Common stock, $.10 par value, authorized 200,000 shares, issued 137,991
       at June 30, 2001, and 137,499 at June 30, 2000                                      13,799      13,750
    Additional paid-in capital                                                             43,593      39,500
    Retained earnings                                                                   1,081,137     983,806
    Accumulated other comprehensive income (loss)                                           8,949        (681)
-------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              1,147,478   1,036,375
-------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                             $1,654,170  $1,506,378
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton  Homes,  Inc.  and  Subsidiaries

CONSOLIDATED  STATEMENTS  OF  INCOME

                                                             Year ended June 30,
(in thousands except per share data)              2001               2000           1999
---------------------------------------------------------------------------------------------
Revenues
    Net sales                                 $  849,157         $  993,916      $1,040,668
    Financial services                           227,916            228,642         233,848
    Rental and other income                       73,883             70,787          69,767
---------------------------------------------------------------------------------------------
                                               1,150,956          1,293,345       1,344,283
---------------------------------------------------------------------------------------------
Costs and expenses
    Cost of sales                                562,267            660,429         705,128
    Selling, general and administrative          374,628            384,067         367,430
    Financial services interest                      706              1,032           7,981
    Provision for credit losses                   42,500             20,800          12,459
---------------------------------------------------------------------------------------------
                                                 980,101          1,066,328       1,092,998
---------------------------------------------------------------------------------------------
Operating income                                 170,855            227,017         251,285
    Interest expense                              (5,561)            (5,749)        (11,995)
    Interest revenue/other                         4,057              7,357           6,678
---------------------------------------------------------------------------------------------
Income before income taxes                       169,351            228,625         245,968
Provision for income taxes                       (62,700)           (84,600)        (91,000)
---------------------------------------------------------------------------------------------
Net income                                    $  106,651         $  144,025      $  154,968
---------------------------------------------------------------------------------------------
Net income per common share
    Basic                                          $0.77              $1.03           $1.07
    Diluted                                        $0.77              $1.03           $1.06
Average shares outstanding
    Basic                                        137,702            139,474         145,211
    Diluted                                      138,340            139,815         145,931
---------------------------------------------------------------------------------------------

CONSOLIDATED  STATEMENTS  OF  SHAREHOLDERS'  EQUITY

                                                                                                        Accumulated
                                                         Total                 Additional                  Other
                                                     Shareholders'   Common     Paid-in    Retained    Comprehensive
(in thousands except share data)                        Equity        Stock     Capital    Earnings    Income (Loss)
---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                               $  881,019    $14,852    $162,413    $703,754        $     -
Net  income                                               154,968          -           -     154,968              -
  Other comprehensive income, net of tax
    Unrealized loss on securities available- for-sale        (821)         -           -           -           (821)
                                                          --------
       Comprehensive income                               154,147
  Purchase of 6,465,000 shares of common stock            (81,394)      (647)    (80,747)          -              -
  Dividends declared ($.064 per common share)              (9,606)         -           -      (9,606)             -
  Issuances related to stock incentive,
    employee benefit plans and other                        3,602         32       3,570           -              -
---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                                  947,768     14,237      85,236     849,116           (821)
Net  income                                               144,025          -           -     144,025              -
  Other comprehensive income, net of tax
    Unrealized loss on securities available-
      for-sale during the year                               (627)         -           -           -           (627)
    Realized  loss on securities available-
      for-sale included in net income                         767          -           -           -            767
                                                          --------
      Comprehensive income                                144,165
  Purchase of 5,382,000 shares of common stock            (49,776)      (538)    (49,238)          -              -
  Dividends declared ($.064 per common share)              (9,335)         -           -      (9,335)             -
  Issuances related to stock incentive,
    employee benefit plans and other                        3,553         51       3,502           -              -
---------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2000                                1,036,375     13,750      39,500     983,806           (681)
NET  INCOME                                               106,651          -           -     106,651              -
  OTHER COMPREHENSIVE INCOME, NET OF TAX
    UNREALIZED GAIN ON RESIDUAL INTERESTS                   7,591          -           -           -          7,591
    UNREALIZED GAIN ON SECURITIES AVAILABLE-
      FOR-SALE DURING THE YEAR                              1,732          -           -           -          1,732
    REALIZED  LOSS ON SECURITIES AVAILABLE-
      FOR-SALE INCLUDED IN NET INCOME                         307          -           -           -            307
                                                          --------
      COMPREHENSIVE INCOME                                116,281
  PURCHASE OF 60,000 SHARES OF COMMON STOCK                  (482)        (6)       (476)          -              -
  DIVIDENDS DECLARED ($.064 PER COMMON SHARE)              (9,320)         -           -      (9,320)             -
  ISSUANCES RELATED TO STOCK INCENTIVE,
    EMPLOYEE BENEFIT PLANS AND OTHER                        4,624         55       4,569           -              -
---------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2001                               $1,147,478    $13,799     $43,593  $1,081,137         $8,949
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton  Homes,  Inc.  and  Subsidiaries

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS


                                                                                     Year ended June 30,
(in thousands)                                                               2001              2000         1999
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                $106,651      $144,025         $154,968
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Depreciation and amortization                                           20,600        20,422           17,795
    Amortization of residual interests, net of gain on sale                 14,205         3,256          (15,089)
    Provision for credit losses                                             42,500        20,800           12,459
    Realized loss on securities available-for-sale                             488         1,218                -
    Deferred income taxes                                                   (4,082)       (3,861)          (8,267)
    Decrease (increase) in other receivables, net                            1,200         5,720          (93,014)
    Decrease (increase) in inventories                                      36,736       (37,987)         (17,331)
    Increase (decrease) in accounts payable, accrued
      liabilities, and other                                               (55,766)      (60,184)          14,631
--------------------------------------------------------------------------------------------------------------------
  Cash provided by operations                                              162,532        93,409           66,152
    Origination of installment contract receivables                       (815,546)     (983,090)      (1,085,484)
    Proceeds from sales of originated installment contract receivables     660,802       886,040        1,030,442
    Principal collected on originated installment contract receivables      40,686        48,040           80,610
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                 48,474        44,399           91,720

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of installment contract receivables                         (321,711)     (206,154)        (253,625)
  Proceeds from sales of acquired installment contract receivables         225,654       229,412          389,866
  Principal collected on acquired installment contract receivables          23,154        19,836           73,200
  Proceeds from sales of securities available-for-sale                      29,527        37,733               -
  Acquisition of property, plant and equipment                             (24,559)      (34,398)         (47,749)
  Decrease (increase) in restricted cash                                   (14,156)        3,223          (13,951)
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                      (82,091)       49,652          147,741

CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends                                                                 (9,320)       (9,335)          (9,606)
  Net borrowings (repayment) on credit facilities                           45,800            -          (227,873)
  Proceeds from (repayment of) long-term debt                               (3,154)        2,739           76,759
  Issuance of stock for incentive plans and other                            4,624         3,553            3,602
  Repurchase of common stock                                                  (482)      (49,776)         (81,394)
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                       37,468       (52,819)        (238,512)
--------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                  3,851        41,232              949
  Cash and cash equivalents at beginning of year                            43,912         2,680            1,731
--------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                 $47,763       $43,912           $2,680
--------------------------------------------------------------------------------------------------------------------
Supplemental disclosures for cash flow information
  Cash paid during the year for
    Interest                                                                $6,267        $6,781          $19,976
    Income taxes                                                           $76,723       $97,903          $95,931
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Clayton  Homes,  Inc.  and  Subsidiaries

               NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
Consolidated  Financial  Statements
     The consolidated financial statements include the accounts of Clayton Homes, Inc. (CMH) and its wholly- and majority-owned subsidiaries. CMH and its subsidiaries are collectively referred to herein as the Company. The Company is a vertically-integrated manufactured housing company headquartered near Knoxville, Tennessee. Employing approximately 6,500 people and operating in 33 states, the Company builds, sells, finances and insures manufactured homes, as well as owns and operates residential manufactured housing communities. Significant intercompany accounts and transactions have been eliminated in the financial statements. See Note 11, Business Segment Information.

Income  Recognition
     Sales to independent retailers of homes produced by CMH are recognized as revenue upon shipment. Retail sales are recognized when: cash payment is received, or in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the home buyer enters into an installment sales contract; construction of the home is complete; the home buyer has inspected and accepted the home; and title has passed to the retail home buyer. Most of these installment sales contracts, which are normally payable over 84 to 360 months, are financed by Vanderbilt Mortgage and Finance, Inc.
(VMF),  the  Company's  financing  subsidiary.
     The Company acts as agent on physical damage, family protection and home buyer protection plan insurance policies written by unaffiliated insurance companies (ceding companies) for the purchasers of manufactured homes. The insurance policies are in turn reinsured by certain subsidiaries of the Company. Premiums from policies represent short-duration contracts with terms of one to 10 years and are deferred and recognized as revenue over the terms of the policies. Claims expenses are recorded as insured events occur. Expenses are matched to revenue over the terms of the policies by means of deferral and amortization of policy acquisition costs; such costs include commissions, premium taxes and ceding fees, which vary with and are directly related to the production of insurance policies.
     During the fourth quarter of 2001, the Company adopted Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, and determined that its practices already comply with the revenue recognition policy. Thus, such adoption did not have a material impact on the Company's reported results of operations, financial position or cash flows.

Installment  Contract  and  Mortgage  Receivables
     Installment contract receivables and mortgage loan receivables originated or purchased by VMF are generally sold to investors through an asset-backed securities vehicle, with VMF retaining residual interests and servicing on the contracts.
     Installment contract receivables held for sale are included in other receivables and are carried at the lower of aggregate cost or market. Certain of the installment contract receivables are purchased in bulk at a discount. The purchase discounts are allocated between discount and reserves for credit losses and contingent liabilities based on management's assessment of risks existing in the portfolio. Discount is accreted over the life of the related portfolio after giving consideration to anticipated prepayments. Adjustments between the reserves for credit losses and contingent liabilities and discount are periodically made to reflect changes in the estimated collectibility of each portfolio purchased.
     VMF provides servicing for investors in installment contract receivables. Total contracts serviced at June 30, 2001, and 2000, including contracts held for investment, were approximately $4.3 billion and $3.9 billion, respectively. Most of the installment contract receivables are with borrowers in the east, south and southwest portions of the United States and are collateralized by manufactured homes. Interest income on installment contract receivables is recognized by a method which approximates the simple interest method. Service fee income is recognized as the service is performed. The Company accrues for obligations related to cash collections from sold and serviced only loans and remits these collections to investors on a monthly basis. See Note 12, Other Assets and Other Liabilities.

Retained  Interests
     The Company utilizes a financial components approach to transfers and servicing of financial assets, requiring that the carrying amount of the receivables sold be allocated between the assets sold and the assets (liabilities) created, if any, based upon their estimated fair value at the date of sale. The assets (liabilities) created are: 1) an interest-only strip valued as the discounted present value of the excess (deficiency) interest due the residual interest owner (VMF) during the expected life of the contracts over: i) the stated investor yield; ii) the contractual servicing fee; and iii) estimated credit losses; and 2) servicing asset (liability), representing the discounted present value of the contractual servicing fee over the cost of servicing the contracts. Profit (loss) recorded at the time of the sale is computed as the difference between the allocated carrying amount of the receivables sold and the proceeds realized from the sale.
     The  servicing  asset  at  June  30,  2001,  and  2000,  is  as  follows:


(in thousands)                            2001         2000
-------------------------------------------------------------
Servicing asset beginning balance      $ 40,704     $ 27,024
Servicing asset recognized               15,994       23,781
Amortization                            (11,570)     (10,101)
-------------------------------------------------------------
Servicing asset ending balance         $ 45,128     $ 40,704
-------------------------------------------------------------

     The balance represents the estimated fair value of the aggregate servicing assets at June 30, 2001. The estimate of fair value assumes: 1) discount rates which, at the time the asset was created, approximate current market rates; and
2) expected prepayment rates based on loan prepayment experience for similar transactions. Servicing assets are periodically evaluated in a deal by deal basis for impairment based on the fair value of those assets. The Company has not experienced any impairment losses. The servicing assets are amortized using the effective interest method over the estimated weighted average life of the underlying securities.
     Interest-only securities represent the right to receive future cash flows from securitization transactions. Such cash flows generally are equal to the value of the principal and interest to be collected on the underlying financial contracts of each securitization in excess of the sum of the principal and interest to be paid on the securities sold and contractual servicing fee, less estimated credit losses. The Company carries interest-only securities at estimated fair value. As market quotes are generally not available, fair value is determined by discounting the projected cash flows over the expected life of the receivables sold using current prepayment, default, loss and interest rate assumptions. Estimates for prepayments, defaults, and losses are determined based on a model developed by the Company

Clayton  Homes,  Inc.  and  Subsidiaries
and refined to reflect Company-specific experience and trends. See Note 2, Securitizations.
     The residual interests in the installment receivables sold are classified as available-for-sale securities (as defined by Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities). On April 1, 2001, the Company adopted the consensus under Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Assets. Under previously existing accounting requirements, declines in fair value of such beneficial interests were recognized as other than temporary impairment when the present value of the underlying cash flows discounted at a risk-free rate using current assumptions were less than the carrying value of such assets. Pursuant to EITF Issue No. 99-20, declines in fair value are to be considered other than temporary when: (i) the carrying value of the beneficial interests exceeds the fair value of such beneficial interests using current assumptions, and (ii) the timing and/or extent of cash flows expected to be received on the beneficial interests has adversely changed - as defined - from the previous valuation date. Under the new guidelines, the Company evaluated the expected future cash flows from its interest-only securities and determined that there was a favorable difference in estimated cash flows of $12.0 million ($7.6 million after tax) for the year ended June 30, 2001. This favorable adjustment has been recorded as an element of accumulated other comprehensive income.
     The Company follows SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, which requires that the Company classify mortgage-backed securities retained after a securitization in accordance with SFAS No. 115. Accordingly, these securities, valued at $25.2 million, are classified as available-for-sale, are stated at fair value, and can be reasonably expected to mature in 3-10 years. The Company also has certain other investments that had been designated as available-for-sale and accordingly have been stated at fair value. The fair value of these securities is estimated based on quoted market prices, when available. If not available, fair value is estimated using quoted market prices for similar financial instruments. Net unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive income, net of tax, until realized.

Cash  Equivalents
     For purposes of the statements of cash flows, all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

Inventories
     New homes and raw materials are carried at the lower of cost or market, using the last-in, first-out (LIFO) method of inventory valuation. Previously-owned manufactured homes are recorded at estimated wholesale value
(cost)  but  not  in  excess  of  net  realizable  value.

Property,  Plant  and  Equipment
     Land and improvements, buildings, and furniture and equipment are recorded at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in earnings for the period. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the respective assets ranging from three to 40 years.
     The Company follows SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses recognized is based on the difference between the fair values and the carrying amounts of the assets. SFAS 121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. The Company has not experienced any impairment losses.

Reserves  for  Credit  Losses  and  Contingent  Liabilities
     Reserves for credit losses and contingent liabilities are established related to installment contract receivables and contracts in foreclosure. Actual credit losses are charged to the reserves when incurred. The reserves established for such losses are determined based on the Company's historical loss experience after adjusting for current economic conditions. Management, in assessing the loss experience and economic conditions, adjusts reserves through periodic provisions. The Company also maintains a reserve for contingent liabilities related to guarantees of installment contract receivables sold with recourse.

Interest  Rate  Swaps
     The Company uses interest rate swaps to assist in minimizing interest incurred on its short-term variable rate debt. The difference between amounts received and amounts paid under such agreements is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap.
     In 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. See Note 5, Debt Obligations.

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

Accumulated  Other  Comprehensive  Income
     Accumulated other comprehensive income is presented net of income taxes and is comprised of unrealized gains and temporary losses on securities available-for-sale, as described under Retained Interests.

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

Other
     Per share and share data have been retroactively adjusted to reflect a 5-for-4 stock split paid in December 1998. Certain reclassifications have been made to the 1999 and the 2000 financial statements to conform to the 2001 presentation.

New  Accounting  Pronouncements
     In June 2001, the FASB issued Statement No. 141 (FAS 141), Business Combinations, and Statement No. 142 (FAS 142), Goodwill and Other Intangible
Assets. FAS 141 supercedes APB 16, Business Combinations, and primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting) and supercedes APB 17, Intangible Assets.
     The most significant changes made by FAS 141 involve the requirement to use the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method along with the establishment of new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill. FAS 141 is effective for all business combinations (as defined in the Statement) initiated after June 30, 2001, and for all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of acquisition is July 1, 2001, or later).
       Under FAS 142, goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually at a reporting unit level. Additionally, the amortization period of intangible assets with finite lives is no longer limited to forty years. FAS 142 is effective for fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim period financial statements have not been issued previously.
     The Company does not expect adoption of either FAS 141 or FAS 142 to have a material impact on the Company's reported results of operations, financial position or cash flows.

NOTE  2  -  SECURITIZATIONS
     In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and requires certain additional disclosures. SFAS No. 140 was effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.
     The original key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed in 2001, the key economic assumptions used to measure all retained interests at June 30, 2001, the sensitivity of the current fair value to adverse changes in the assumptions, and certain cash flows received from securitization trusts in 2001 are presented as follows:


($ in millions)
------------------------------------------------------------------
ORIGINAL KEY ECONOMIC ASSUMPTIONS
Prepayment speed (% MHP Model)                                300
Weighted average life (in years)                             4.66
Expected credit losses                                      2.48%
Residual cash flow discount rate                           15.75%
------------------------------------------------------------------
CURRENT ECONOMIC ASSUMPTIONS AND SENSITIVITY ANALYSIS
Carrying value (fair value) of retained interests        $  195.3
Weighted average life (in years)                             4.49
Prepayment speed (% MHP Model)                           200-400%
  Impact of 10% adverse change                              ($8.6)
  Impact of 20% adverse change                             ($16.4)
Expected credit losses                                      1.90%
  Impact of 10% adverse change                             ($10.4)
  Impact of 20% adverse change                             ($20.9)
Residual cash flow discount rate                           15.75%
  Impact of 10% adverse change                              ($6.7)
  Impact of 20% adverse change                             ($12.8)
------------------------------------------------------------------
CASH FLOW ACTIVITY
Proceeds from new securitizations                        $  886.5
Servicing fees received                                  $   48.9
Cash flow received from retained interests               $   70.9
------------------------------------------------------------------

     The sensitivity analysis is hypothetical and should be used with caution. For instance, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.
     Managed receivables at June 30, 2001, and related receivables past due 90 days are as follows:



                         Total Principal       90 Days or More
($ in millions)               Amount             Past Due (a)
-----------------------------------------------------------------
Held in portfolio             $  649                 $14.7
Securitized                    3,532                  51.2
-----------------------------------------------------------------
                              $4,181                 $65.9
-----------------------------------------------------------------

(a)  Includes  bankruptcies  and  foreclosures.

     Net credit losses for the year ended June 30, 2001 totaled $51.1 million. See Note 6, Reserves for Credit Losses and Contingent Liabilities.

NOTE  3  -  INVENTORIES
     Inventories  at  June  30,  2001,  and  2000,  are  as  follows:


(in thousands)             2001          2000
------------------------------------------------
Manufactured homes
   New                  $114,874      $148,658
   Previously-owned       54,171        53,593
   Raw materials          16,650        20,180
------------------------------------------------
                        $185,695      $222,431
------------------------------------------------

     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $20,282,000 and $21,633,000 at June 30, 2001, and 2000, respectively.

NOTE  4  -  PROPERTY,  PLANT  AND  EQUIPMENT
     Property,  plant  and equipment at June 30, 2001, and 2000, are as follows:


(in thousands)                      2001          2000
---------------------------------------------------------
Land and improvements            $ 215,910      $199,329
Buildings                          150,000       156,689
Furniture and equipment             50,422        45,964
---------------------------------------------------------
                                   416,332       401,982
Less: accumulated depreciation
   and amortization               (106,894)      (96,503)
---------------------------------------------------------
                                 $ 309,438      $305,479
---------------------------------------------------------

NOTE  5  -  DEBT  OBLIGATIONS
     Debt  obligations  at  June  30, 2001, and 2000, are summarized as follows:


(in thousands)                                               2001       2000
------------------------------------------------------------------------------
Senior notes, 6.25%, due December 2003                   $ 75,000     $75,000
Debt collateralized by installment contract receivables,
  average effective rate 10.18% on June 30, 2001,
  due through 2004                                          5,229       8,373
Tax-exempt bonds, effective rate of 2.85% on
  June 30, 2001, due through 2030                          15,230      15,230
Lines of credit                                            45,800          -
Other notes payable                                           603         613
------------------------------------------------------------------------------
                                                         $141,862     $99,216
------------------------------------------------------------------------------

     Annual maturities of debt as of June 30, 2001, are 2002 - $48,853,000; 2003
-  $1,977,000;  2004  -  $75,199,000;  2005  -  $0;  and  2006  -  $0.
     In December 1998, the Company issued $75 million of 6.25% Senior Subordinated Notes due December 2003 (the "6.25% Notes"), with interest payable each June and December. The 6.25% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 30, 2003. The 6.25% Notes are not subject to any sinking fund requirements.
     On January 11, 2001, the Company cancelled its committed one-year $300 million commercial paper conduit facility. Subsequent to June 30, 2001, the Company entered into a $150 million participation facility to be used to facilitate the sale of manufactured housing contracts.
     The Company has a $150 million five-year revolving credit facility with its bank group. This facility's pricing is based on LIBOR rates; commitment fees are payable quarterly on the unused portion of the facility.
     The Company's tax-exempt manufacturing facilities' bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.
     The preceding facilities are governed by various financial covenants which require maintenance of certain financial ratios and are uncollateralized. In addition, the Company has committed and uncommitted lines of credit amounting to $86 million with several banks, interest based on LIBOR rates, of which $46 million was outstanding at June 30, 2001. These lines are subject to periodic review by each bank and may be canceled by the Company at any time.
     Under certain interest rate swap agreements, the Company agrees with other parties to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed upon notional principal amount. At June 30, 2001, the Company's interest rate swap agreements have an aggregate notional amount of $100 million. The interest rates on the notional amounts range from 5.42% to 5.62%.

NOTE  6  -  RESERVES  FOR  CREDIT  LOSSES  AND  CONTINGENT  LIABILITIES
     An analysis of the reserves for losses on installment contract receivables and contingent liabilities including those contracts in foreclosure for the years ended June 30, 2001, 2000, and 1999, are as follows:


(in thousands)                                                   2001       2000       1999
-----------------------------------------------------------------------------------------------
Balance, beginning of year                                      $ 35,725   $ 44,275   $ 35,828
  Provision                                                       42,500     20,800     12,459
  Charges, net of recoveries applicable to installment
   contract receivables
     Purchased                                                   (13,105)   (12,199)   (13,384)
     Other                                                       (37,974)   (20,044)   (11,951)
  Reserves transferred  to unamortized discounts                  (1,000)    (6,000)    (1,981)
  Reserves associated with receivables purchased                   4,390      8,893     23,304
-----------------------------------------------------------------------------------------------
Balance, end of year                                            $ 30,536   $ 35,725   $ 44,275
-----------------------------------------------------------------------------------------------

     The reserves for credit losses are netted against receivables and the reserve for contingent liabilities is included in other liabilities on the consolidated balance sheets. The Company is contingently liable as guarantor on installment contract receivables sold with recourse. At June 30, 2001, and 2000, the outstanding principal balances of these receivables totaled approximately $84 million and $117 million, respectively. There were no receivables sold with recourse in 2001, 2000 and 1999.

NOTE  7  -  SHAREHOLDERS'  EQUITY
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

                                                  WEIGHTED             WEIGHTED
                                                    AVG      STOCK        AVG
                                   STOCK OPTION   EXERCISE  OPTIONS    EXERCISE
                         SHARES     PRICE RANGE    PRICE   EXERCISABLE  PRICE
------------------------------------------------------------------------------
Balance June 30, 1998  4,303,038   $1.41 - $13.70  $ 9.32    1,187,395  $ 7.29
  Granted              1,477,846   $8.19 - $15.75  $12.73
  Exercised             (162,002)  $1.41 - $13.70  $ 5.03
  Canceled              (757,731)  $1.76 - $15.75  $11.55
------------------------------------------------------------------------------
Balance June 30, 1999  4,861,151   $1.41 - $15.75  $10.15    1,449,866  $ 8.13
  Granted                762,325   $9.38 - $11.88  $ 9.91
  Exercised             (208,725)  $1.41 - $ 8.27  $ 2.65
  Canceled              (309,295)  $3.64 - $15.75  $11.11
------------------------------------------------------------------------------
Balance June 30, 2000  5,105,456   $2.16 - $15.75  $10.36    1,655,984  $ 9.18
  GRANTED                875,825   $8.38 - $ 9.31  $ 9.10
  EXERCISED             (278,401)  $2.16 - $13.70  $ 5.88
  CANCELED              (242,418)  $7.22 - $15.75  $10.24
------------------------------------------------------------------------------
BALANCE JUNE 30, 2001  5,460,462   $3.83 - $15.75  $10.40    1,901,452  $ 9.84
------------------------------------------------------------------------------

     Options available for future grant at June 30, 2001, and 2000, were 4,299,675 and 4,939,727, respectively. Options were held by 880 persons at June 30, 2001.
     The following table summarizes information about the plans' stock options at June 30, 2001, including weighted average remaining life (Life) and weighted average exercise price (Price):

                             Options Outstanding            Options Exercisable
                       -----------------------------        -------------------
Range                  Number         Life      Price        Number       Price
-------------------------------------------------------------------------------
$ 3.83 - $ 5.05        155,857      0.6 years    $ 4.24       102,489     $ 3.83
$ 7.22 - $10.32      2,849,779      5.8 years    $ 8.72     1,051,092     $ 8.26
$11.50 - $15.75      2,454,826      6.0 years    $12.73       747,871     $12.89

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

                                                                June 30,
(in thousands except per share data)                   2001       2000      1999
----------------------------------------------------------------------------------
Net income - as reported                             $ 106,651  $144,025  $154,968
Net income - pro forma                                 104,352   141,634   153,610
Net  income per diluted common share - as reported        $.77     $1.03     $1.06
Net income per diluted common share - pro forma            .75      1.01      1.05
----------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued from 1999 to 2001; dividend yields ranging from 0.41% to 0.76% with a weighted average yield of 0.59%; expected volatility of 0.34%, risk-free interest rates ranging from 4.10% to 6.54% with a weighted average rate of 5.65%; and expected lives ranging from 6.47 to 10.00 years with a weighted average life of 8.75 years. The weighted average grant date fair value of options granted in fiscal years 2001, 2000 and 1999 was $4.06, $4.66, and $5.66 per share, respectively.

NOTE  8  -  INCOME  TAXES
     The components of deferred tax assets and liabilities at June 30, 2001, and 2000, are as follows:


(in thousands)                       2001       2000
--------------------------------------------------------
Reserves for credit losses and
  contingencies and discounts      $  8,388   $  9,258
Insurance reserves                   10,850      9,911
Unearned premiums                     9,604      9,348
Residual interest in installment
  contract receivables               12,729     11,781
--------------------------------------------------------
    Total deferred tax assets        41,571     40,298
--------------------------------------------------------
Deferred costs                       (6,549)    (6,728)
Other comprehensive income           (5,256)         -
Other                                (7,056)    (9,286)
--------------------------------------------------------
    Total deferred tax liabilities  (18,861)   (16,014)
--------------------------------------------------------
    Net deferred tax asset         $ 22,710   $ 24,284
--------------------------------------------------------

The  provision  for  income  tax  is  composed  of  the  following:


(in thousands)             2001      2000      1999
------------------------------------------------------
Current tax provisions
   Federal               $64,010   $82,654   $92,706
   State                   2,772     5,807     6,561
------------------------------------------------------
Total current             66,782    88,461    99,267
Deferred tax benefit      (4,082)   (3,861)   (8,267)
------------------------------------------------------
                         $62,700   $84,600   $91,000
------------------------------------------------------

     At June 30, 2001, 2000, and 1999, a deferred tax provision (benefit) of $5,656,000, $82,000, and ($482,000), respectively, was allocated directly to shareholders' equity for the unrealized gain (loss) on residual interests and securities available-for-sale. The provision for income tax reflected in the financial statements differs from income taxes calculated at the statutory federal income tax rate of 35% in 2001, 2000 and 1999, as follows:


(in thousands)                        2001     2000     1999
----------------------------------------------------------------
Income taxes at the statutory rate   $59,273  $80,019  $86,089
State income taxes, net of
  federal benefit                      1,802    3,775    4,265
Other, net                             1,625      806      646
----------------------------------------------------------------
                                     $62,700  $84,600  $91,000
----------------------------------------------------------------

NOTE  9  -  EMPLOYEE  BENEFIT  PLANS
     The Company has a 401(k) defined contribution plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions accrued and paid were $2,938,000, $3,169,000, and $3,162,000 for the years ended June 30,
2001,  2000  and  1999,  respectively.

NOTE  10  -  COMMITMENTS  AND  CONTINGENCIES
     Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2009. Total rental expense under operating leases was $5,280,000 in 2001, $5,340,000 in 2000, and $5,210,000 in
1999. Minimum rental commitments under non-cancelable operating leases, primarily for retail centers, in effect at June 30, 2001 were: 2002 - $3,951,000; 2003 - $3,217,000; 2004 - $2,391,000; 2005 - $1,531,000; 2006 -
$902,000;  and  thereafter  -  $1,279,000.

     Institutions financing independent retailer purchases require the Company to execute repurchase agreements. As a result of these agreements, the Company is contingently liable for repurchasing homes in the event of a default by the dealer to the lending institution. These agreements are customary in the manufactured housing industry, and the Company's losses in the past have not been significant. The maximum potential repurchase obligation is approximately $74 million at June 30, 2001, excluding any resale value.
     At June 30, 2001, the Company has letters of credit, primarily related to insurance reserves and performance guarantees related to asset backed securitizations of approximately $118 million and $324 million, respectively. The Company believes a significant loss from any such guarantee is remote. Please see Note 6 for discussion of guarantees of installment contract receivables.

NOTE  11  -  BUSINESS  SEGMENT  INFORMATION
     The Company has identified four major business segments: Retail, Manufacturing, Financial Services, and Communities. The Retail group purchases homes from the Company's manufacturing operations and third party manufacturers to sell to retail customers. The Manufacturing group builds homes for Company-owned and independent retailers. Financial Services provides retail financing of manufactured homes, reinsures risk on family protection, physical damage, and homebuyer protection plan insurance policies, and offers certain specialty finance products. Communities owns and operates manufactured housing communities. Income from operations consists of total revenues less cost of sales and operating expenses. Identifiable assets are used in the operation of each business segment.
     Information  concerning  operations  by  business  segment  follows:


(in thousands)                     2001         2000         1999
-----------------------------------------------------------------------
Revenues
  Retail                        $  651,133   $  733,916   $  737,044
  Manufacturing                    496,154      624,586      654,471
  Financial Services               184,253      188,365      198,527
  Communities                       89,699       92,492       78,902
  Intersegment sales              (270,283)    (346,014)    (324,661)
-----------------------------------------------------------------------
                                $1,150,956   $1,293,345   $1,344,283
-----------------------------------------------------------------------
Income from operations
  Retail                        $   28,712   $   53,623   $   66,364
  Manufacturing                     36,637       62,729       72,377
  Financial Services                95,469      108,792      117,385
  Communities                       14,022       16,130       15,850
  Eliminations/other                (3,985)     (14,257)     (20,691)
-----------------------------------------------------------------------
                                   170,855      227,017      251,285
-----------------------------------------------------------------------
Interest
  Interest expense                  (5,561)      (5,749)     (11,995)
  Interest revenue/other income      4,057        7,357        6,678
-----------------------------------------------------------------------
Income before taxes             $  169,351   $  228,625   $  245,968
-----------------------------------------------------------------------

Identifiable assets
  Retail                        $  255,793   $  287,705   $  247,009
  Manufacturing                     82,616      100,112       94,773
  Financial Services             1,080,416      902,913      901,769
  Communities                      191,802      185,784      177,723
  Eliminations/other                43,543       29,864       (4,029)
-----------------------------------------------------------------------
                                $1,654,170   $1,506,378   $1,417,245
-----------------------------------------------------------------------
Depreciation and amortization
  Retail                        $    6,161   $    5,639   $    4,684
  Manufacturing                      5,767        6,516        5,478
  Financial Services                   512          472          235
  Communities                        7,030        6,724        6,412
  Eliminations/other                 1,130        1,071          986
-----------------------------------------------------------------------
                                $   20,600   $   20,422   $   17,795
-----------------------------------------------------------------------
Capital expenditures
  Retail                        $    5,211   $   11,535   $   18,152
  Manufacturing                      4,346        9,558       12,971
  Financial Services                    88          454          576
  Communities                       13,920       12,059       14,703
  Eliminations/other                   994          792        1,347
-----------------------------------------------------------------------
                                $   24,559   $   34,398   $   47,749
-----------------------------------------------------------------------

NOTE  12  -  OTHER  ASSETS  AND  LIABILITIES
     At  June  30,  2001,  and  2000, other assets and liabilities consisted of:


(in thousands)                             2001      2000
-------------------------------------------------------------
Other assets
  Interest and other receivables         $ 63,442  $ 52,605
  Deferred policy acquisition costs        19,716    19,304
  Prepaid expenses and other               21,361    20,658
-------------------------------------------------------------
                                         $104,519  $ 92,567
-------------------------------------------------------------
Other liabilities
  Investors payable                      $101,379  $ 85,161
  Reserve for contingent liabilities        9,970    32,075
  Escrow deposits                          11,494    10,603
  Unearned insurance premiums              96,555    94,669
  Other                                    27,375    25,519
-------------------------------------------------------------
                                         $246,773  $248,027
-------------------------------------------------------------

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

                                                   JUNE 30, 2001            June 30, 2000
                                               CARRYING   ESTIMATED      Carrying   Estimated
(in thousands)                                  AMOUNT    FAIR VALUE      Amount    Fair Value
-----------------------------------------------------------------------------------------------
Financial assets
  Cash and cash equivalents,
    including restricted cash                   $158,823    $158,823     $140,816     $140,816
  Contracts held for sale and as collateral,
    including accrued interest receivable        655,011     653,129      450,531      448,446
Financial liabilities
  Senior notes, 6.25%                             75,000      73,642       75,000       72,160
  Debt collateralized by installment
     contract receivables                          5,229       5,645        8,373        9,006
-----------------------------------------------------------------------------------------------

Retained interests in installment contract receivables - see Note 2, Securitizations

NOTE  14  -  EARNINGS  PER  SHARE
     The following reconciliation details the numerators and denominators used to calculate basic and diluted earnings per share for the respective periods:


(in thousands except per share data)      2001      2000      1999
----------------------------------------------------------------------
Net income                              $106,651  $144,025  $154,968
Average shares outstanding
   Basic                                 137,702   139,474   145,211
   Add: common stock equivalents             638       341       720
   Diluted                               138,340   139,815   145,931
Earnings per share - Basic                 $0.77     $1.03     $1.07
                   - Diluted               $0.77     $1.03     $1.06
----------------------------------------------------------------------

NOTE  15  -  RELATED  PARTY  TRANSACTIONS

     The Company maintains an agreement to purchase certain installment contract receivables originated or acquired by a finance company in which the Company maintains a 50% ownership interest. The Company acquired approximately $110,000,000, $92,000,000, and $147,000,000 in installment contract receivables and received interest and other related fees totaling approximately $1,880,000, $1,618,000, and $2,038,000 during fiscal 2001, 2000 and 1999, respectively.