Form 10-K, Exhibit 13
period 2002-06-30
CLAYTON HOMES INC
filed 2002-09-25
CIK 719547

ELEVEN YEAR REVIEW


(in thousands except per share and other data)     2002         2001         2000         1999         1998         1997
----------------------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA
Revenues
  Net sales                                     $  871,108   $  849,157   $  993,916   $1,040,668   $  880,856   $  822,906
  Financial services
    and other income                               327,740      301,799      299,429      303,615      246,923      198,797
----------------------------------------------------------------------------------------------------------------------------
                                                 1,198,848    1,150,956    1,293,345    1,344,283    1,127,779    1,021,703
----------------------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                    565,322      562,267      660,429      705,128      598,589      559,274
  SG&A                                             406,655      374,628      384,067      367,430      302,598      270,996
  Financial services
    interest                                           404          706        1,032        7,981        2,015        2,885
  Provision for credit
    losses                                          25,100       42,500       20,800       12,459        7,976        1,000
----------------------------------------------------------------------------------------------------------------------------
                                                   997,481      980,101    1,066,328    1,092,998      911,178      834,155
----------------------------------------------------------------------------------------------------------------------------
Operating income                                   201,367      170,855      227,017      251,285      216,601      187,548
Interest income
  (expense), net/other                              (4,321)      (1,504)       1,608       (5,317)       5,499        5,152
----------------------------------------------------------------------------------------------------------------------------
Income before
  income taxes                                     197,046      169,351      228,625      245,968      222,100      192,700
Provision for
  income taxes                                     (72,900)     (62,700)     (84,600)     (91,000)     (84,400)     (73,200)
----------------------------------------------------------------------------------------------------------------------------
Income before
  accounting change                                124,146      106,651      144,025      154,968      137,700      119,500
Cumulative effect of
  accounting change                                      -            -            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------
Net income                                      $  124,146   $  106,651   $  144,025   $  154,968   $  137,700   $  119,500
----------------------------------------------------------------------------------------------------------------------------
Net income per share
  Basic                                         $     0.90   $     0.77   $     1.03   $     1.07   $     0.93   $     0.81
  Diluted                                       $     0.89   $     0.77   $     1.03   $     1.06   $     0.92   $     0.80
Average shares
  outstanding
  Basic                                            137,726      137,702      139,474      145,211      148,463      148,324
  Diluted                                          138,872      138,340      139,815      145,931      149,504      149,346
  Dividends per common
    share                                       $     .064   $     .064   $     .064   $     .064   $     .064   $     .061
----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
  Total assets                                  $1,828,403   $1,654,170   $1,506,378   $1,417,245   $1,457,757   $1,045,761
  Debt obligations                                  92,912      141,862       99,216       96,477      247,591       22,806
  Shareholders' equity                          $1,261,957   $1,147,478   $1,036,375   $  947,768   $  881,019   $  754,526

KEY FINANCIAL RATIOS
As a % of revenue
  Operating income                                   16.8%        14.8%        17.6%        18.7%        19.2%        18.4%
  Net income                                         10.4%         9.3%        11.1%        11.5%        12.2%        11.7%
Debt as a % of
  total capital                                       6.9%        11.0%         8.7%         9.2%        21.9%         2.9%

OTHER DATA
  Company-owned
    retail centers                                     287          297          318          306          273          245
  Independent retailers                                601          634          707          671          702          663
  Manufacturing plants                                  20           20           20           19           18           17
  Communities                                           82           81           76           75           71           67
----------------------------------------------------------------------------------------------------------------------------


(in thousands except per share and other data)     1996         1995         1994         1993         1992
----------------------------------------------------------------------------------------------------------------

INCOME STATEMENT DATA
Revenues
  Net sales                                       $762,396     $621,351     $510,153     $384,491     $296,849
  Financial services
    and other income                               166,345      136,741      118,083       91,750       74,330
----------------------------------------------------------------------------------------------------------------
                                                   928,741      758,092      628,236      476,241      371,179
----------------------------------------------------------------------------------------------------------------
Costs and expenses
  Cost of sales                                    521,200      431,826      357,698      267,201      206,049
  SG&A                                             236,188      188,835      153,698      113,695       84,785
  Financial services
    interest                                         3,649        5,533        8,196       11,819       16,585
  Provision for credit
    losses                                               -            -            -            -        3,300
----------------------------------------------------------------------------------------------------------------
                                                   761,037      626,194      519,592      392,715      310,719
----------------------------------------------------------------------------------------------------------------
Operating income                                   167,704      131,898      108,644       83,526       60,460
Interest income
  (expense), net/other                               4,596        3,902         (359)        (170)        (317)
----------------------------------------------------------------------------------------------------------------
Income before
  income taxes                                     172,300      135,800      108,285       83,356       60,143
Provision for
  income taxes                                     (65,500)     (48,800)     (39,000)     (29,600)     (20,800)
----------------------------------------------------------------------------------------------------------------
Income before
  accounting change                                106,800       87,000       69,285       53,756       39,343
Cumulative effect of
  accounting change                                      -            -        3,000            -            -
----------------------------------------------------------------------------------------------------------------
Net income                                        $106,800     $ 87,000     $ 72,285     $ 53,756     $ 39,343
----------------------------------------------------------------------------------------------------------------
Net income per share
  Basic                                           $   0.72     $   0.59     $   0.51     $   0.39     $   0.30
  Diluted                                         $   0.72     $   0.59     $   0.49     $   0.37     $   0.29
Average shares
  outstanding
  Basic                                            148,253      147,020      141,046      136,391      130,103
  Diluted                                          149,183      148,285      149,875      149,106      142,100
Dividends per common
  share                                           $   .049     $   .030            -            -            -
----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
  Total assets                                    $886,350     $761,151     $701,148     $587,032     $554,780
  Debt obligations                                  30,290       48,737       70,680      137,038      192,931
  Shareholders' equity                            $650,189     $544,187     $462,154     $348,630     $292,950

KEY FINANCIAL RATIOS
As a % of revenue
  Operating income                                    18.1%        17.4%        17.3%        17.5%        16.3%
  Net income                                          11.5%        11.5%        11.5%        11.3%        10.6%
Debt as a % of
  total capital                                        4.5%         8.2%        13.3%        28.2%        39.7%

OTHER DATA
  Company-owned
    retail centers                                     216          192          165          143          127
  Independent retailers                                580          421          372          371          312
  Manufacturing plants                                  17           16           13           13           11
  Communities                                           64           55           46           33           20
----------------------------------------------------------------------------------------------------------------

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

CRITICAL  ACCOUNTING  POLICIES
The  Company believes the following represents its critical accounting policies:

Revenue  Recognition
     Retail sales are recognized when: 1)cash payment is received, or down payment is received for credit sales and the home buyer enters into an installment sales contract, and 2) the home buyer has inspected and accepted the completed home at the home buyer's site, and 3) title has passed to the home buyer.
     Sales to independent retailers of homes produced by the Company are recognized as revenue upon shipment.
     Revenue from rental of homesites and homes is accrued and recognized based on the terms of the resident's lease agreement with the Company.
     Premiums from insurance policies represent short-duration contracts with terms of one to 10 years and are deferred and recognized as revenue over the terms of the policies.
     Vanderbilt Mortgage and Finance, Inc. (VMF), the Company's financing subsidiary, originates and sells installment contract and mortgage loan receivables (receivables), retaining the servicing thereon. It also provides servicing for investors in receivables on a contract basis. Interest income on receivables held, either for sale or as an investment, is recognized in accordance with the terms of the underlying installment contracts. For receivables sold with servicing retained and receivables serviced under servicing agreements, service fee income is recognized as the service is performed. Interest income on interest-only residual interests is recognized in accordance with the consensus of the Emerging Issues Task Force in its Issue No. 99-20 (EITF 99-20), Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Assets. Accordingly, interest income is recognized through an effective yield method, with the yield computed prospectively over the life of the residual interests after adjustments in the estimated cash flows are made to reflect prepayments, defaults and other factors.

Valuation  of  Residual  Interests
     The Company engages in securitization activities in connection with certain of its businesses. Gains and losses from securitizations are recognized in the consolidated statements of income when the Company relinquishes control of the transferred financial assets in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The gain or loss on the sale of financial assets depends in part on the previous carrying amount of the assets involved in the transfer, allocated between the assets sold and the retained interests based upon their respective fair values at the date of the sale.
     Interest-only securities are periodically valued using a discounted cash flow model. The future cash flows for the estimated life of each securitized pool are projected as the excess interest received from borrowers over the interest paid to the security holders, less contractual servicing fees and estimated credit losses, after giving effect to estimated prepayments. Estimates for prepayments, defaults, and losses are determined based on a model developed by the Company that considers both Company-specific experience and current economic conditions.
     The residual interests in the installment receivables sold are classified as available-for-sale securities. Accordingly, changes in fair market value are recorded as other comprehensive income (loss) unless an other than temporary adverse change is determined. Those impairment charges are reflected in net income.

Reserves  for  Credit  Losses  and  Contingent  Liabilities
     Reserves for credit losses and contingent liabilities are established for receivables held for sale or investment and certain inventory. Actual credit losses are charged to the reserves when incurred. The reserves established for such losses are determined based on the Company's historical loss experience after adjusting for current economic conditions. Management, in assessing the loss experience and economic conditions, adjusts reserves through periodic provisions. The Company also maintains a reserve for contingent liabilities related to guarantees of installment contract receivables sold with recourse.

RESULTS  OF  OPERATIONS

FISCAL  2002  COMPARED  TO  FISCAL  2001
     Total revenues increased 4% to $1.2 billion, as manufactured housing sales increased 3% to $871 million, financial services income increased 11% to $252 million and rental and other income increased 2% to $75 million. Total units sold declined 3% to 25,322 from 26,215 last year as total floors shipped declined 1% to 37,789 from 38,171 in the prior year.
     Gross profit margins on retail, manufacturing and communities sales increased to 35.1% from 33.8%, primarily due to a higher rate of internalization of retail sales, improved efficiencies, and higher average retail and wholesale selling prices. Selling, general and administrative expenses were 33.9% and 32.5% of revenues for the years ended June 30, 2002, and 2001, respectively. Additional costs associated with portfolio acquisitions contributed to the increase. The provision for credit losses was $25.1 million (excluding $40.2 million that has been included in Financial Services revenue for 2002 related to the losses on securitized mortgages), as compared to $42.5 million last year. This combined increase was primarily due to the additional contracts in foreclosure from the same period last year. Operating margin increased to 16.8% from 14.8% last year.
     Interest and other expense increased to $4.3 million. This increase was partially due to an overall declining interest rate outlook which adversely impacted the value of the Company's interest rate swaps. During the fiscal year ended June 30, 2002, there was an unfavorable mark-to-market adjustment of $3.3 million relating to the swaps, as compared to a $2.1 million unfavorable adjustment in the same period last year. Income tax for the year ended June 30, 2002, was $72.9 million, which represents an effective tax rate of 37%.
     Conditions in the manufactured housing industry remain highly competitive at both the retail and wholesale levels. For fiscal 2002, the industry was faced with manufacturing over-capacity and too many retail centers. This competitive environment, as well as an increase in industry foreclosures and aging retail inventory, has contributed to the idling and closing of manufacturing plants, and declining wholesale shipments resulting in significant closings of retail centers.
     RETAIL. Within the Retail segment, the group experienced a 5% increase in net sales to $616 million as the total number of homes sold decreased slightly to 15,877 and the average home price increased 5%. The average number of homes sold per sales center increased 5% as same store sales dollars increased 12%. The average number of Company-owned retail centers declined 5%. Retail segment operating income increased 12% to $32 million from $29 million last year.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS(continued)
----------

                                                        Year ended June 30,    %
                                                          2002      2001    Change
                                                        --------  --------  -------
Dollar sales (in thousands)                             $616,224  $586,261     5.1%
Number of retail centers (average)                           292       308    -5.0%
Dollar sales per retail center (in thousands)           $  2,110  $  1,907    10.7%
Average price of home                                   $ 38,812  $ 36,867     5.3%
New homes sold                                            12,772    12,346     3.5%
Previously-owned homes sold                                3,105     3,556   -12.7%
Percentage single-section/multi-section mix (new only)     47/53     50/50

     During the year, the Company opened seven retail centers and closed 17 under-performing retail centers. The Company continually evaluates specific markets and opens, acquires or closes retail centers as conditions warrant. Of the seven new openings, six were acquired and one was a startup. Four of the new retail centers were opened in the fourth quarter.
     MANUFACTURING. Within the Manufacturing segment, the group experienced a 4% decline in net sales to independent retailers to $215 million, while the number of homes sold decreased 10% to 8,240. The average number of independent retailers decreased 8%. Manufacturing segment operating income increased 28% to $47 million from $37 million in the prior year. Capacity utilization increased to 60%, as compared to 57% last year. On June 30, 2002, the order backlog for the Manufacturing group (consisting of Company-owned and independent retailer orders) decreased 36% to $22 million, compared to $35 million last year.

                                                      Year ended June 30,   %
                                                        2002      2001    Change
                                                      --------  --------  -------
Dollar sales (wholesale - in thousands)               $214,769  $223,476    -3.9%
Number of plants operating                                  20        20      --
Number of independent retailers (average)                  618       671    -7.9%
Dollar sales per independent retailer (in thousands)  $    348  $    333     4.4%
Average price of home                                 $ 26,064  $ 24,507     6.4%
New homes sold to independent retailers                  8,240     9,119    -9.6%
Percentage single-section/multi-section mix              39/61     45/55

     FINANCIAL SERVICES. Financial Services revenues increased 12% to $206 million, primarily due to a larger servicing portfolio and improved spreads over last year. Insurance related revenues increased $4 million, primarily attributable to the impact of multi-year policies generated in prior periods. Receivable originations of $913 million and acquisitions of $1.2 billion were completed during the year, bringing the total serviced portfolio to $5.0 billion, an increase of 15% over the prior year. Loans sold through asset-backed securities totaled $1.9 billion, as compared to $886 million last year. Overall delinquency (past due over 30 days) increased slightly to 2.8% from 2.6% last year. Total Financial Services operating income increased 31% to $125 million.
     The average outstanding balance of installment contract and mortgage receivables increased 19% to $520 million with a weighted average interest rate of 9.0%, down from 9.8%. The average outstanding balance of receivables sold rose 12% to $4.1 billion, and the weighted average loan service spread increased to 3.5% from 3.4%. Net credit losses, including losses on securitized mortgages, as a percentage of loans outstanding for fiscal 2002 increased to 2.2% from 1.8%.
     COMMUNITIES. Within the Communities segment revenues, net sales increased 2% to $40 million as the number of homes sold increased 1% and the average home selling price increased 1%. Communities rental income rose 2%. Segment operating income declined 1%. The Company added 261 sites during the year bringing the total to 21,382 sites at June 30, 2002.

                                           Year ended June 30,   %
                                             2002      2001    Change
                                           --------  --------  -------
Dollar sales (in thousands)                $40,115   $39,420      1.8%
Average number of communities                   82        79      3.8%
Dollar sales per community (in thousands)  $   492   $   502     -2.0%
Average price of home                      $33,290   $33,015      0.8%
New homes sold                                 724       755     -4.1%
Previously-owned homes sold                    481       439      9.6%
Sites owned                                 21,382    21,121      1.2%
Sites rented                                16,156    15,737      2.7%
Percent occupied                              75.6%     74.5%

FISCAL  2001  COMPARED  TO  FISCAL  2000
     Total revenues decreased 11% to $1.2 billion, as manufactured housing sales decreased 15% to $849 million, financial services income decreased slightly to $228 million and rental and other income increased 4% to $74 million. Total units sold declined 17% to 26,215 from 31,520 last year as total floor shipped declined 16% to 38,171 from 45,384 in the prior year.
     Gross profit margins on retail, manufacturing and communities sales increased to 33.8% from 33.6%. Selling, general and administrative expenses were 32.5% and 29.7% of revenues for the years ended June 30, 2001, and 2000, respectively. This increase was primarily due to a decline in overall sales volume and reduced capacity utilization in manufacturing. Additional costs associated with portfolio acquisitions and fixed costs being spread over lower revenues were also a factor. The provision for credit losses and contingent liabilities increased to $42.5 million in 2001 from $20.8 million in 2000 which was primarily due to the additional number of contracts in foreclosure as compared to the same period last year. Operating margin decreased to 14.8% from 17.6% last year.
     Interest and other expense increased to $2 million. This increase was partially due to an overall declining interest rate outlook which adversely impacted the value of the Company's interest rate swaps. During the fiscal year ended June 30, 2001, there was an unfavorable mark-to-market adjustment of $2.1 million relating to the swaps. Income tax for the year ended June 30, 2001, was $62.7 million, which represented an effective tax rate of 37%.
     Conditions in the manufactured housing industry remain highly competitive at both the retail and wholesale levels. For fiscal 2001, the industry was faced with manufacturing over-capacity and too many retail centers. This competitive environment, as well as an increase in industry foreclosures and aging retail inventory, has contributed to decreased industry and Company sales, and significant closings of retail centers.
     RETAIL. Within the Retail segment, the group experienced a 13% decrease in net sales to $586 million as the total number of homes sold decreased 11% to 15,902 and the average home price decreased 1%. The average number of homes sold per sales center decreased 10% as same store sales dollars decreased 14%. The average number of Company-owned retail centers declined 1%. Retail segment operating income decreased 46% to $29 million from $54 million.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS(continued)
----------

                                                        Year ended June 30,   %
                                                          2001      2000    Change
                                                        --------  --------  -------
Dollar sales (in thousands)                             $586,261  $670,038   -12.5%
Number of retail centers (average)                           308       312    -1.4%
Dollar sales per retail center (in thousands)           $  1,907  $  2,148   -11.2%
Average price of home                                   $ 36,867  $ 37,365    -1.3%
New homes sold                                            12,346    14,022   -12.0%
Previously-owned homes sold                                3,556     3,910    -9.1%
Percentage single-section/multi-section mix (new only)     50/50     49/51

     During the year, the Company opened seven retail centers and closed 28 under-performing retail centers. The Company continually evaluates specific markets and opens, acquires or closes retail centers as conditions warrant. All of the sales centers opened in fiscal 2001 were acquisitions. Two of the new retail centers were opened in the fourth quarter.
     MANUFACTURING. Within the Manufacturing segment, the group experienced a 20% decrease in net sales to independent retailers to $223 million, while the number of homes sold decreased 26% to 9,119. The average number of independent retailers decreased 3%. Manufacturing segment operating income decreased 42% to $37 million from $63 million in the prior year. Capacity utilization decreased to 57%, compared to 77% last year. On June 30, 2001, the order backlog for the Manufacturing group (consisting of Company-owned and independent retailer orders) increased 118% to $35 million, compared to $16 million last year.

                                                      Year ended June 30,   %
                                                        2001      2000    Change
                                                      --------  --------  -------
Dollar sales (wholesale - in thousands)               $223,476  $278,943   -19.9%
Number of plants operating                                  20        20      --
Number of independent retailers (average)                  671       689    -2.7%
Dollar sales per independent retailer (in thousands)  $    333  $    405   -17.7%
Average price of home                                 $ 24,507  $ 22,776     7.6%
New homes sold to independent retailers                  9,119    12,247   -25.5%
Percentage single-section/multi-section mix              45/55     51/49

     FINANCIAL SERVICES. Interest and loan servicing revenues within the Financial Services segment increased $16 million. Insurance related revenues rose $6 million. Receivable originations of $815 million and acquisitions of $315 million were completed during the year, bringing the total serviced portfolio to $4.3 billion. Loans sold through asset-backed securities totaled $886 million, compared to $1.2 billion last year. Overall delinquency (past due over 30 days) increased to 2.6% from 2.2% last year. Total Financial Services operating income decreased 12% to $95 million.
     The average outstanding balance of installment contract and mortgage receivables declined slightly to $437 million with a weighted average interest rate of 9.8%, down from 11.9%. The average outstanding balance of receivables sold rose 12% to $3.7 billion, and the weighted average loan service spread increased to 3.4% from 3.3%.
     Net credit losses as a percentage of loans outstanding for fiscal 2001 increased to 1.8% from 1.4% while delinquency rates on all loans increased to 2.6% on a unit basis from 2.2%.
     COMMUNITIES. Within the Communities segment revenues, net sales decreased 12% to $39 million as 11% fewer homes were sold and the average home selling price decreased 1%. Communities rental income rose 8%. Segment operating income declined 13%. The Company added 953 sites during the year bringing the total to 21,121 sites at June 30, 2001.

                                           Year ended June 30,   %
                                             2001      2000    Change
                                           --------  --------  -------
Dollar sales (in thousands)                $39,420   $44,935    -12.3%
Average number of communities                   79        76      4.0%
Dollar sales per community (in thousands)  $   502   $   595    -15.6%
Average price of home                      $33,015   $33,509     -1.5%
New homes sold                                 755       862    -12.4%
Previously-owned homes sold                    439       479     -8.4%
Sites owned                                 21,121    20,168      4.7%
Sites rented                                15,737    15,177      3.7%
Percent occupied                              74.5%     75.3%


LIQUIDITY  AND  CAPITAL  RESOURCES
     The Company anticipates meeting cash requirements with proceeds from asset-backed securitizations, cash provided from operations, revolving credit lines, a sales facility and long-term debt. A principal strength of the Company is its ability to access global capital markets; continued access to the public and private capital markets is critical to the Company's ability to continue to fund its finance operations. During the year ended June 30, 2002, the Company raised $1.82 billion through asset securitizations as compared to $886 million in the prior year period. The origination and acquisition of installment contract receivables used $1.96 billion in 2002 and $1.14 billion in 2001.
     Cash and cash equivalents at June 30, 2002, were $84 million as compared to $48 million at June 30, 2001. Cash provided by operating activities was $97 million for the year ending June 30, 2002, as compared to $50 million last year. Cash used for investing activities was $8 million, as compared to $82 million last year. In addition, $53 million in cash was used for financing activities, mostly for repayment of short-term lines of credit, as compared to $36 million provided by financing activities in the same period last year. The Company had restricted cash balances of $126 million at June 30, 2002, which includes trust account cash balances required by certain VMF servicing agreements, and insurance reserves required by ceding companies. The majority of the restricted cash balance represents funds held in accordance with certain servicing agreements that will be disbursed within 15 days of the end of the accounting period.
     At June 30, 2002, and at June 30, 2001, the Company had debt outstanding of $93 million and $142 million, respectively. Debt outstanding principally consists of $75 million of privately issued senior notes, $2 million of installment paper collateralized debt and $15 million of tax-exempt bonds. The Company's debt to total capital ratio decreased to 7% as compared to 11% last year. Short-term debt available consists of $165 million committed and $71 million uncommitted lines of credit. These lines of credit do not require collateral and are priced on LIBOR rates. The committed credit lines are guaranteed by all significant subsidiaries of the Company and are governed by various financial covenants that require maintenance of certain financial ratios.
     The Company has $75 million of 6.25% Senior Notes due December 30, 2003, which are primarily to facilitate the purchase, origination and warehousing of loan portfolios. The Senior Notes are guaranteed by all significant subsidiaries of the Company and are governed by various

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS(continued)
----------

financial  covenants  that  require  maintenance  of  certain  financial ratios.
     On December 21, 2001, the Company acquired manufactured housing installment contract receivables with an aggregate outstanding principal balance of $900 million. In conjunction with that transaction, the Company sold the receivables through a committed one-year sales facility of $500 million, while retaining the servicing rights and residual cash flows. This facility was not utilized at June 30, 2002, and was subsequently amended to $300 million of which $150 million is committed. In addition, a committed one-year $150 million participation facility is also available to facilitate the future sale of manufactured housing contracts. This participation facility was not utilized at June 30, 2002. In accordance with the agreements of the sales facility, utilization of any unfunded commitment is permitted as long as criteria, that includes credit rating, financial covenants, and performance triggers, are met. The Company owns its inventory; therefore, no inventory financing arrangements are necessary.
     The following table summarizes the Company's significant contractual obligations and other contingencies as of June 30, 2002:



(in  thousands)
Contractual Obligations (1)                           Payments due by period
------------------------------------------------------------------------------------------------------------
                             Total        FY03         FY04       FY05        FY06        FY07    Thereafter
                           ---------------------------------------------------------------------------------
  Debt obligations          $ 92,912    $  2,097    $ 75,325    $    134    $     35    $      -    $ 15,321
  Capital leases            $    532    $    291    $    241    $      -    $      -    $      -    $      -
  Operating leases          $ 10,762    $  3,620    $  2,648    $  1,826    $  1,199    $    688    $    781

Other Contingencies (2)                        Amount of contingency expiration per period
------------------------------------------------------------------------------------------------------------
                             Total        FY03         FY04       FY05        FY06        FY07    Thereafter
                           ---------------------------------------------------------------------------------
  Letters of credit        $127,203     $127,203    $      -    $      -    $      -    $      -    $      -
  Guarantees               $416,661     $    610    $  2,154    $  3,016    $ 26,539    $ 30,751    $353,591
  Repurchase agreements    $ 59,600     $ 59,600    $      -    $      -    $      -    $      -    $      -

(1)  Debt  obligations  consist primarily of $75 million Senior Notes due December 2003, and $15 million tax-exempt bonds due  through  2030.  Capital  leases  represent  amounts  due  on computer-related equipment.  Operating leases represent minimum  rental  commitments  primarily  for  retail  centers  in  effect  on  June  30,  2002.
(2)  Letters of credit primarily relate to insurance reserves and guarantees relate to asset-backed securitizations.  The
Company  believes  the probability of having to make guarantee payments under the terms of the guarantees is remote.  The repurchase  agreements represent the maximum potential repurchase obligations in the event of a default by an independent retailer  to the institution providing its floorplan lending.  These agreements are customary in the manufactured housing industry,  and  the  Company's losses  in  the  past  have  not  been  significant.

     In fiscal 2002, the Company repurchased 827,000 shares of Company common stock for $9.6 million. Under Board approved repurchase programs, all shares may be acquired, at management's discretion, over time on the open market. Shares repurchased are retired.
     Acquisitions of property, plant and equipment were made of approximately $7 million to expand, develop, or improve manufactured housing communities, $6 million for opening and upgrading Company-owned retail centers, $6 million for construction and improvement of manufacturing facilities, and $1 million for other fixed assets.
     In fiscal 2003, the Company expects to originate approximately $950 million of installment contract and mortgage loan receivables. It expects to invest approximately $12 million in acquisitions or construction of manufactured housing communities, up to $8 million for opening and upgrading Company-owned retail centers, up to $7 million for construction and improvement of manufacturing facilities, and up to $5 million for other fixed assets.

MARKET  RISK
      The Company is exposed to market risks related to fluctuations in interest rates on certain of its assets and liabilities. These instruments include certain installment contract receivables, residual interests in asset-backed securitizations and variable rate debt, which principally consists of revolving credit lines. The Company utilizes interest rate swaps to minimize interest rate risk on certain credit lines, effectively converting these to fixed rate debt. Foreign currency and commodity price risk are not considered to have a material impact on the Company.
     The Company had variable interest rate installment contract receivables of approximately $5.6 million at June 30, 2002. Holding the outstanding principal amount constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in cash flow for the coming year of approximately $28,000.
     Certain of the coupon rates on certificates payable to investors in asset-backed securities are based on variable interest rates. These certificates total $923 million at June 30, 2002. The balance of installment contract receivables with variable interest rate terms collateralizing these certificates was $757 million, with the remainder having fixed interest rate terms. Holding the receivable balances constant, each one percentage point increase in interest rates occurring on the first day of the year would result in a net decrease in cash flow for the coming year of approximately $5.3 million.
     Of the $93 million outstanding debt as of June 30, 2002, $15 million had terms that included variable interest rates that reset weekly. The remaining $78 million of outstanding debt had fixed interest rate terms. Holding the variable rate debt constant, each one percentage point increase in interest rates occurring on the first day of the year would result in an increase in interest expense for the coming year of approximately $99,000, net of tax.

NEW  ACCOUNTING  PRONOUNCEMENTS
     In June 2001, the FASB issued Statement No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. SFAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. The Company evaluated the retirement of long-lived assets and determined the adoption of this statement will not have a material impact on the Company's reported results of operations, financial position or cash flows.
     In August 2001, the FASB issued Statement No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 requires that

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS(continued)
----------

long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company evaluated the disposal of long-lived assets and determined the adoption of this statement will not have a material impact on the Company's reported results of operations, financial position or cash flows.
     In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company did not have any transactions applicable to the provisions of this statement in the current fiscal year. Therefore, the Company does not anticipate the adoption of this statement to have a material impact on the Company's reported results of operations, financial position or cash flows.
     In June 2002, the FASB issued Statement No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company does not anticipate the provisions of this statement to have a material impact on the Company's reported results of operations, financial positions, or cash flows.

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


                                                QUARTERLY RESULTS Unaudited
                                                         2002                                      2001
-------------------------------------------------------------------------------------------------------------------------
                                          FIRST     SECOND    THIRD     FOURTH     First     Second    Third     Fourth
(in thousands except per share data)    SEPT. 30   DEC. 31   MAR. 31   JUNE 30   Sept. 30   Dec. 31   Mar. 31   June 30
-------------------------------------------------------------------------------------------------------------------------
Revenues (1)                            $ 296,370  $296,820  $269,908  $335,750  $ 300,807  $284,853  $272,070  $293,226
Operating income                           47,122    53,408    43,823    57,014     45,408    45,468    38,620    41,359
Income before income taxes                 42,120    53,408    46,381    55,137     45,982    43,565    37,752    42,052
Net income                                 26,520    33,708    29,181    34,737     28,982    27,465    23,752    26,452
Earnings per share   - Basic            $    0.19  $   0.25  $   0.21  $   0.25  $    0.21  $   0.20  $   0.17  $   0.19
                     - Diluted          $    0.19  $   0.24  $   0.21  $   0.25  $    0.21  $   0.20  $   0.17  $   0.19
Price range of stock - High             $   16.50  $  17.41  $  17.21  $  19.28  $   10.00  $  12.88  $  14.50  $  15.82
                     - Low              $   10.75  $  12.60  $  14.49  $  15.10  $    8.13  $   8.75  $  12.05  $  11.55
Dividends per common share                      -         -  $  0.064         -  $   0.016  $  0.016  $  0.016  $  0.016
-------------------------------------------------------------------------------------------------------------------------

(1) Revenues for 2002 reflect losses related to securitized mortgages of approximately $9,700,000, $10,000,000, $10,800,000, and
$9,700,000  for  the  quarters  ending  September  30, 2001, December 31, 2001, March 31, 2002, and June 30, 2002, respectively.

REPORT  OF  INDEPENDENT  ACCOUNTANTS
------------------------------------

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Clayton Homes, Inc. and Subsidiaries at June 30, 2002, and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers  LLP
Knoxville,  Tennessee
August  7,  2002


                                     CONSOLIDATED  BALANCE  SHEETS


                                                                                                    June 30,
(in thousands)                                                                                  2002        2001
-------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                                                                 $   83,729  $   47,763
  Trade receivables                                                                              9,308      14,683
  Other receivables, principally installment contracts, net of reserves for credit losses
    of $18,876 in 2002 and $20,560 in 2001                                                     744,074     649,924
  Inventory finance receivables                                                                 43,859       7,300
  Residual interests in installment contract and mortgage receivables sold                     129,348     124,994
  Servicing assets from installment contract and mortgage receivables sold                      51,996      45,128
  Inventories, net                                                                             189,976     185,695
  Securities available-for-sale                                                                 25,729      30,956
  Restricted cash                                                                              126,155     111,060
  Property, plant and equipment, net                                                           310,764     309,438
  Deferred income taxes                                                                         19,793      22,710
  Other assets                                                                                  93,672     104,519
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $1,828,403  $1,654,170
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable and accrued liabilities                                                  $  139,308  $  118,057
  Debt obligations                                                                              92,912     141,862
  Other liabilities                                                                            334,226     246,773
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                              566,446     506,692
-------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Notes 2, 6, 7, 11 & 16)
Shareholders' equity
  Preferred stock, $.10 par value, authorized 1,000 shares, none issued                              -           -
  Common stock, $.10 par value, authorized 200,000 shares, issued 138,002
    at June 30, 2002, and 137,991 at June 30, 2001                                              13,800      13,799
  Additional paid-in capital                                                                    44,193      43,593
  Retained earnings                                                                          1,196,146   1,081,137
  Accumulated other comprehensive income                                                         7,818       8,949
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                   1,261,957   1,147,478
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                  $1,828,403  $1,654,170
-------------------------------------------------------------------------------------------------------------------

The  accompanying  notes  are  an  integral  part  of  these  consolidated  financial  statements.

                      Clayton Homes, Inc. and Subsidiaries

                      CONSOLIDATED  STATEMENTS  OF  INCOME

                                                 Year ended June 30,
(in thousands except per share data)       2002         2001         2000
----------------------------------------------------------------------------
Revenues
  Net sales                            $  871,108   $  849,157   $  993,916
  Financial services                      252,499      227,916      228,642
  Rental and other income                  75,241       73,883       70,787
----------------------------------------------------------------------------
                                        1,198,848    1,150,956    1,293,345
----------------------------------------------------------------------------
Costs and expenses
  Cost of sales                           565,322      562,267      660,429
  Selling, general and administrative     406,655      374,628      384,067
  Financial services interest                 404          706        1,032
  Provision for credit losses              25,100       42,500       20,800
----------------------------------------------------------------------------
                                          997,481      980,101    1,066,328
----------------------------------------------------------------------------
Operating income                          201,367      170,855      227,017
  Interest expense                         (8,975)      (5,561)      (5,749)
  Interest revenue/ other                   4,654        4,057        7,357
----------------------------------------------------------------------------
Income before income taxes                197,046      169,351      228,625
Provision for income taxes                (72,900)     (62,700)     (84,600)
----------------------------------------------------------------------------
Net income                             $  124,146   $  106,651   $  144,025
----------------------------------------------------------------------------
Net income per common share
  Basic                                $     0.90   $     0.77   $     1.03
  Diluted                              $     0.89   $     0.77   $     1.03
Average shares outstanding
  Basic                                   137,726      137,702      139,474
  Diluted                                 138,872      138,340      139,815
----------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                     Clayton Homes, Inc. and Subsidiaries

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                        Accumulated
                                                       Total                 Additional                    Other
                                                    Shareholders'    Common    Paid-in    Retained     Comprehensive
(in thousands except share data)                       Equity        Stock     Capital    Earnings     Income (Loss)
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                           $      947,768   $14,237   $ 85,236   $  849,116            $(821)
Net income                                                144,025         -          -      144,025                -
  Other comprehensive income, net of tax of $82
    Unrealized loss on securities available-for-sale
      during the year                                        (627)        -          -            -             (627)
    Realized  loss on securities available-for-sale
      included in net income                                  767         -          -            -              767
                                                   ---------------
      Comprehensive income                                144,165
  Purchase of 5,382,000 shares of common stock            (49,776)     (538)   (49,238)           -                -
  Dividends declared ($.064 per common share)              (8,885)        -          -       (8,885)               -
  Issuances related to stock incentive,
    employee benefit plans and other                        3,103        51      3,502         (450)               -
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2000                                1,036,375    13,750     39,500      983,806             (681)
Net income                                                106,651         -          -      106,651                -
  Other comprehensive income, net of tax of $5,656
    Unrealized gain on residual interests                   7,591         -          -            -            7,591
    Unrealized gain on securities available-for-sale
      during the year                                       1,732         -          -            -            1,732
    Realized  loss on securities available-for-sale
      included in net income                                  307         -          -            -              307
                                                   ---------------
      Comprehensive income                                116,281
  Purchase of 60,000 shares of common stock                  (482)       (6)      (476)           -                -
  Dividends declared ($.064 per common share)              (8,814)        -          -       (8,814)               -
  Issuances related to stock incentive,
    employee benefit plans and other                        4,118        55      4,569         (506)               -
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2001                                1,147,478    13,799     43,593    1,081,137            8,949
NET INCOME                                                124,146         -          -      124,146                -
  OTHER COMPREHENSIVE INCOME, NET OF TAX OF ($665)
    UNREALIZED LOSS ON RESIDUAL INTERESTS                  (2,134)        -          -            -           (2,134)
    UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE
      DURING THE YEAR                                       1,350         -          -            -            1,350
    REALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE
      INCLUDED IN NET INCOME                                 (347)        -          -            -             (347)
                                                   ---------------
      COMPREHENSIVE INCOME                                123,015
  PURCHASE OF 827,400 SHARES OF COMMON STOCK               (9,637)      (83)    (9,554)           -                -
  DIVIDENDS PAID ($.064 PER COMMON SHARE)                  (8,800)        -          -       (8,800)               -
  ISSUANCES RELATED TO STOCK INCENTIVE,
  EMPLOYEE BENEFIT PLANS AND OTHER                          9,901        84     10,154         (337)               -
-----------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2002                           $    1,261,957   $13,800   $ 44,193   $1,196,146   $        7,818
-----------------------------------------------------------------------------------------------------------------------

The  accompanying  notes  are  an  integral  part  of  these  consolidated  financial  statements.

                     Clayton Homes, Inc. and Subsidiaries

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS

                                                                                          Year ended June 30,
(in thousands)                                                                       2002        2001        2000
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                          $124,146   $ 106,651   $ 144,025
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Depreciation and amortization                                                     19,161      20,600      20,422
    Amortization associated with sale of installment contract receivables             13,201      39,798      40,597
    Gain on sale of installment contract receivables                                 (39,875)    (25,593)    (37,341)
    Income accretion from residual interests in installment contract receivables     (75,543)          -           -
    Provision for credit losses                                                       25,100      42,500      20,800
    Realized loss (gain) on securities available-for-sale                               (550)        488       1,218
    Deferred income taxes                                                              3,582      (4,082)     (3,861)
    Decrease (increase) in other receivables, net                                    (54,848)      1,200       5,720
    Decrease (increase) in inventories                                                (4,281)     36,736     (37,987)
    Increase (decrease) in accounts payable, accrued
      liabilities, and other                                                          87,070     (54,074)    (59,490)
--------------------------------------------------------------------------------------------------------------------
  Cash provided by operations                                                         97,163     164,224      94,103
    Origination of installment contract receivables                                 (912,536)   (815,546)   (983,090)
    Proceeds from sales of originated installment contract receivables               871,619     660,802     886,040
    Principal collected on originated installment contract receivables                40,725      40,686      48,040
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                           96,971      50,166      45,093

CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of installment contract receivables                                 (1,049,851)   (321,711)   (206,154)
  Proceeds from sales of acquired installment contract receivables                   944,253     225,654     229,412
  Principal collected on acquired installment contract receivables                    54,530      23,154      19,836
  Proceeds from sales of securities available-for-sale                                25,312      29,527      37,733
  Proceeds from residual interests in installment contract receivables                52,972           -           -
  Acquisition of property, plant and equipment                                       (20,487)    (24,559)    (34,398)
  Decrease (increase) in restricted cash                                             (15,095)    (14,156)      3,223
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) investing activities                                 (8,366)    (82,091)     49,652

CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends                                                                           (8,800)     (8,814)     (8,885)
  Net borrowings (repayment) on credit facilities                                    (45,800)     45,800           -
  Proceeds from debt obligations                                                           -           -       6,000
  Repayment of debt obligations                                                       (3,150)     (3,154)     (3,261)
  Increase (decrease) of cash in excess of bank balances                               4,847      (1,692)       (694)
  Issuance of stock for incentive plans and other                                      9,901       4,118       3,103
  Purchase of common stock                                                            (9,637)       (482)    (49,776)
--------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities                                (52,639)     35,776     (53,513)
--------------------------------------------------------------------------------------------------------------------
  Net increase in cash and cash equivalents                                           35,966       3,851      41,232
  Cash and cash equivalents at beginning of year                                      47,763      43,912       2,680
--------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                           $83,729   $  47,763   $  43,912
--------------------------------------------------------------------------------------------------------------------
Supplemental disclosures for cash flow information
  Cash paid during the year for
    Interest                                                                         $ 9,379   $   6,267   $   6,781
    Income taxes                                                                    $ 60,421   $  76,723   $  97,903
--------------------------------------------------------------------------------------------------------------------

The  accompanying  notes  are  an  integral  part  of  these  consolidated  financial  statements.

                     Clayton Homes, Inc. and Subsidiaries

                      Clayton Homes, Inc. and Subsidiaries

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
----------------------------------------------

NOTE  1  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
Consolidated  Financial  Statements
     The consolidated financial statements include the accounts of Clayton Homes, Inc. (CMH) and its wholly- and majority-owned subsidiaries. CMH and its subsidiaries are collectively referred to herein as the Company. The Company is a vertically-integrated manufactured housing company headquartered near Knoxville, Tennessee. Employing approximately 6,800 people and operating in 33 states, the Company builds, sells, finances and insures manufactured homes, as well as owns and operates residential manufactured housing communities. Significant intercompany accounts and transactions have been eliminated in the financial statements. See Note 12, Business Segment Information, for further details of intercompany activity.

Income  Recognition
     Sales to independent retailers of homes produced by CMH are recognized as revenue upon shipment. Retail sales are recognized when: cash payment is received, or in the case of credit sales, which represent the majority of retail sales, when a down payment is received and the home buyer enters into an installment sales contract; construction of the home is complete; the home buyer has inspected and accepted the home; and title has passed to the retail home buyer. Most of these installment sales contracts, which are normally payable over 84 to 360 months, are financed by Vanderbilt Mortgage and Finance, Inc.
(VMF), the Company's financing subsidiary. The Company also accrues and recognizes revenue for rental of homesites and homes based on the terms of the resident's lease agreement with the Company.
     The Company acts as agent on physical damage, family protection and home buyer protection plan insurance policies written by unaffiliated insurance companies (ceding companies) for the purchasers of manufactured homes. The insurance policies are in turn reinsured by certain subsidiaries of the Company. Premiums from policies represent short-duration contracts with terms of one to 10 years and are deferred and recognized as revenue over the terms of the policies. Claims expenses are recorded as insured events occur. Expenses are matched to revenue over the terms of the policies by means of deferral and amortization of policy acquisition costs; such costs include commissions, premium taxes and ceding fees, which vary with and are directly related to the production of insurance policies.

Installment  Contract  and  Mortgage  Receivables
     Installment contract and mortgage loan receivables (receivables) originated or purchased by VMF are generally sold into asset-backed security vehicles, which, in turn, issue certificates to investors. VMF retains the servicing and the residual interest associated with these instruments.
     Receivables held for sale are included in other receivables and are carried at the lower of aggregate cost or market. Certain of the receivables are purchased in bulk at a discount. The purchase discounts are allocated between discount and reserves for credit losses and contingent liabilities based on management's assessment of risks existing in the portfolio. Discounts are accreted over the life of the related portfolio using the interest method after giving consideration to anticipated prepayments. In the event such receivables are sold, discounts attributable to the sold receivables are recognized. Adjustments between the reserves for credit losses and contingent liabilities are periodically made to reflect changes in the estimated collectability of each portfolio purchased.
     Most of the receivables are with borrowers in the east, south and southwest portions of the United States and are collateralized by manufactured homes.
Interest income on receivables held, either for sale or as an investment, is recognized in accordance with the terms of the underlying installment contracts. For receivables sold with servicing retained and receivables serviced under servicing agreements, service fee income is recognized as the service is performed. Interest income on interest-only residual interests is recognized in accordance with the consensus of the Emerging Issues Task Force in its Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Assets (EITF 99-20). Accordingly, interest income is recognized through an effective yield method, with the yield computed prospectively over the life of the residual interests after adjustments in the estimated cash flows are made to reflect prepayments, defaults and other factors.
      The Company accrues for obligations related to cash collections arising from its own securitized receivables and receivables serviced under contract and remits these collections to the paying agent or trustee in accordance with the provisions of the servicing agreements. See Note 13, Other Assets and Liabilities.

Retained  Interests
     The Company follows the provisions of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which utilizes a financial components approach to transfers and servicing of financial assets, requiring that the carrying amount of the receivables sold be allocated between the assets sold and the assets (liabilities) created, if any, based upon their estimated fair value at the date of sale. The assets (liabilities) created are: 1) an interest-only security and a residual liability valued as the discounted present value of the excess (deficiency) interest due the residual interest owner (VMF) during the expected life of the contracts over: i) the stated investor yield; ii) the contractual servicing fee; and iii) estimated credit losses; and 2) servicing asset (liability), representing the discounted present value of the excess of the contractual servicing fee over the cost of servicing the contracts plus a normal profit margin. Gain (loss) recorded at the time of the sale is computed as the difference between the allocated carrying amount of the receivables sold and the proceeds realized from the sale.
     Servicing assets are periodically evaluated on a transaction basis for impairment based on the fair value of those assets. The estimate of fair value assumes: 1) discount rates which, at the time the asset was created, approximate current market rates; and 2) expected prepayment rates based on loan prepayment experience for similar transactions. The servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income or net servicing loss.
     Interest-only securities represent the right to receive future cash flows from securitization transactions. Such cash flows generally are equal to the value of the excess of the principal and interest to be collected on the underlying receivables collateralizing each transaction over the sum of the principal and interest to be paid to the holders of the securities sold net of estimated credit losses and contractual servicing fee. The Company carries interest-only securities at estimated fair value. As market quotes are generally not available, fair value is determined by discounting the projected cash flows over the expected remaining life of the securities outstanding, on a transaction basis, using current prepayment, default, loss and interest rate assumptions. Estimates for prepayments, defaults, and losses are determined based on

----------------------------------------------

a model developed by the Company and refined to reflect Company-specific experience and trends as well as current market conditions. See Note 2, Securitizations.
     The residual interests in the installment receivables sold are classified as available-for-sale securities as defined by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115). In accordance with EITF 99-20, declines in fair value are to be considered other than temporary when: (i) the carrying value of the beneficial interests exceeds the fair value of such beneficial interests using current assumptions, and (ii) the timing and/or extent of cash flows expected to be received on the beneficial interests has adversely changed - as defined - from the previous valuation date. During the three year period ended June 30, 2002, the Company did not determine any declines in fair value to be permanent.
     The Company follows SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, which requires that the Company classify mortgage-backed securities retained after a securitization in accordance with SFAS 115. Accordingly, these securities, aggregating at $20.1 million, are classified as available-for-sale, are stated at fair value, and can be reasonably expected to mature in 3-11 years. The Company also has certain other securities that are classified as available-for-sale and, accordingly, are stated at fair value. The fair value of these securities is estimated based on quoted market prices, when available. If not available, fair value is estimated using quoted market prices for similar financial instruments. Net unrealized holding gains and losses, determined using a specific identification cost basis, are reported as a separate component of accumulated other comprehensive income, net of tax, until realized. See Note 4, Securities Available-For-Sale.

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

Property,  Plant  and  Equipment
     Land and improvements, buildings, and furniture and equipment are recorded at cost. Major renewals and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed currently. When depreciable assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in earnings for the period. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the respective assets. Those assets' estimated useful lives are summarized as follows: Land and improvements, 8 to 20 years; Buildings, 7 to 20 years; and Furniture and all other equipment, 3 to 7 years.
     The Company follows SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future undiscounted cash flows associated with such assets. The measurement of the impairment losses recognized is based on the difference between the fair values and the carrying amounts of the assets. SFAS 121 also requires that long-lived assets held for sale be reported at the lower of carrying amount or fair value less cost to sell. The Company has not experienced any impairment losses.

Accounts  Payable
     Accounts payable includes checks written in excess of bank balances of $19,693,000 and $14,846,000 at June 30, 2002, and June 30, 2001, respectively.

Reserves  for  Credit  Losses  and  Contingent  Liabilities
     Reserves for credit losses and contingent liabilities are established related to receivables held, either for sale or investment. Actual credit losses are charged to the reserves when incurred. The reserves established for such losses are determined based on the Company's historical loss experience after adjusting for current economic conditions. Management, in assessing the loss experience and economic conditions, adjusts reserves through periodic provisions. The Company also maintains a reserve for contingent liabilities related to guarantees of installment contract receivables sold with recourse.

Interest  Rate  Swaps
     The Company uses interest rate swaps to assist in minimizing interest incurred on its short-term variable rate debt. The difference between amounts received and amounts paid under such agreements is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap.
     The Company follows SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was subsequently amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. See Note 6, Debt Obligations.

Restricted  Cash
     Restricted cash primarily represents: 1) trust account cash balances required by certain VMF servicing agreements, and 2) insurance reserves required by ceding companies. The majority of the restricted cash balance represents funds held in accordance with certain servicing agreements that will be disbursed within 15 days of the end of the accounting period.

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

Management  Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Material estimates may

----------------------------------------------

include, but are not limited to, certain revenue and expense accruals, timing and frequency of foreclosures, rates of recovery on foreclosures, the timing and rate of voluntary prepayments and interest rates. Actual results could differ from those estimates.

 Other
     Certain reclassifications have been made to the 2000 and the 2001 financial statements to conform to the 2002 presentation.

New  Accounting  Pronouncements
     In June 2001, the FASB issued Statement No. 143 (SFAS 143), Accounting for Asset Retirement Obligations. SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. SFAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. The Company evaluated the retirement of long-lived assets and determined the adoption of this statement will not have a material impact on the Company's reported results of operations, financial position or cash flows.
     In August 2001, the FASB issued Statement No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 requires that long-lived assets to be sold be measured at the lower of book value or fair value less cost to sell. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company evaluated the disposal of long-lived assets and determined the adoption of this statement will not have a material impact on the Company's reported results of operations, financial position or cash flows.
     In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company did not have any transactions applicable to the provisions of this statement in the current fiscal year, and the adoption of this statement should not have a material impact on the Company's reported results of operations, financial position or cash flows.
     In June 2002, the FASB issued Statement No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company does not anticipate that the provisions of this statement will have a material impact on the Company's reported results of operations, financial positions, or cash flows.

NOTE  2  -  SECURITIZATIONS

     The Company engages in securitization activities in connection with certain of its businesses. Subsequent to the securitization of receivables, the Company continues to maintain account relationships and provide servicing for those receivables transferred. As Seller and Servicer, the Company retains residual interests that are created as a result of its securitization activity. The Company estimates the fair value of the retained interests by using discounted expected future cash flows that incorporate key assumptions including prepayment speed and credit losses. The valuation of retained interests is affected by the projected level and timing of prepayments of principal and net credit losses. Should actual timing differ materially from the Company's projections, it could have a material effect on the valuation of the Company's retained interests.
     There were four securitization transactions completed during 2002, and three transactions during 2001. Each transaction establishes a trust, which issues certificates representing ownership in that trust. Although there are some differences, structure provisions are generally the same for each issue. The structures call for time tranched senior and subordinated classes of securities. Additional credit support is provided by excess spread and, in some cases, over collateralization. The Company also provides additional credit support by placing a limited guarantee on certain of the subordinated certificates. See Note 11, Commitment and Contingencies.
     The Company accounts for the transactions as sales and records any gains or losses in accordance with the provisions of SFAS 140. Certain data pertaining to securitizations completed during 2002 and 2001, including the key economic assumptions used to measure the retained interests created, are as follows:


($in millions)                                                     2002     2001
----------------------------------------------------------------------------------
Number of transactions completed                                       4        3
Aggregate balance of certificates issued                          $1,825   $  886
Aggregate principal balance of contracts sold                     $1,875   $  896
Average balance of securitized contracts outstanding at June 30   $4,453   $3,702
Weighted average interest rate of contracts sold                   10.41%   11.31%
Aggregate amount of net gain (loss) recognized*                   $ 39.9   $ 25.6

ORIGINAL KEY ECONOMIC ASSUMPTIONS
Approximate assumed weighted average constant prepayment
  rate as a percentage of unpaid principal balance                 20.01%   18.25%
Weighted average life (in years)                                    4.52     4.66
Weighted average expected credit losses                             4.08%    2.48%
Weighted average residual cash flow discount rate**                11.44%   15.75%
----------------------------------------------------------------------------------

*   Net  of  issuance  costs
**  Residual  liability  discounted  at  4.38%
----------------------------------------------------------------------------------

----------------------------------------------

     At June 30, 2002, key economic assumptions used to determine the estimated fair value of the retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to immediate 10 % and 20 % adverse changes in those assumptions are as follows:


                                                         2002             2001
-------------------------------------------------------------------------------------
($in thousands)
Interest-Only (I/O) securities                            $ 93,673         $ 95,461
Servicing Assets                                            51,996           45,128
Residual liability                                         (52,161)               -
Retained corporate guarantee certificates                   20,136           25,217
                                                    ---------------  ---------------
Carrying value (fair value) of retained interests         $113,644         $165,806
                                                    ---------------  ---------------

($in millions)
Weighted average life (in years)                              4.27             4.49
Prepayment speed (constant prepayment rate)          10.7% - 24.10%   10.7% - 24.14%
  Impact of 10% adverse change                              ($11.7)           ($8.6)
  Impact of 20% adverse change                              ($22.6)          ($16.4)
Expected credit losses                                        2.43%            1.90%
  Impact of 10% adverse change                              ($21.6)          ($10.4)
  Impact of 20% adverse change                              ($43.5)          ($20.9)
Residual cash flow discount rate                             13.70%           15.75%
  Impact of 10% adverse change                               ($6.2)           ($6.7)
  Impact of 20% adverse change                              ($11.9)          ($12.8)
-------------------------------------------------------------------------------------

     The sensitivity analysis is hypothetical and should be used with caution. For instance, changes in fair value based on a 10 % variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.
     The following table summarizes certain cash flow activity with respect to securitizations in 2002 and 2001:


(in millions)                                 2002     2001
-------------------------------------------------------------
CASH FLOW ACTIVITY
Proceeds from new securitizations            $1,816    $ 887
Servicing fees received                      $   54    $  49
Cash flow received from retained interests   $   53    $  71
-------------------------------------------------------------

     Total contracts serviced at June 30, 2002, and 2001, including contracts held for investment, were approximately $5.0 billion and $4.2 billion, respectively. Managed receivables at June 30, 2002, and related receivables past due 90 days are as follows:

                                     Principal Amount
                    Total Principal   90 Days or More
(in millions)           Amount         Past Due (a)
------------------------------------------------------
Held in portfolio      $  783             $ 54
Securitized             4,193               60
------------------------------------------------------
                       $4,976             $114
------------------------------------------------------

(a)  Includes bankruptcies and foreclosures.

     Changes related to the servicing assets during the years ended June 30, 2002, 2001, and 2000, are as follows:


(in thousands)                  2002       2001       2000
-------------------------------------------------------------
Beginning balance             $ 45,128   $ 40,704   $ 27,024
Servicing assets recognized     19,605     15,994     23,781
Amortization                   (12,737)   (11,570)   (10,101)
-------------------------------------------------------------
                              $ 51,996   $ 45,128   $ 40,704
-------------------------------------------------------------

NOTE  3  -  INVENTORIES
     Inventories  at  June  30,  2002,  and  2001,  are  as  follows:

(in thousands)         2002      2001
---------------------------------------
Manufactured homes
  New                $123,482  $114,874
  Previously-owned     49,644    54,171
Raw materials          16,850    16,650
---------------------------------------
                     $189,976  $185,695
---------------------------------------

     If the first-in, first-out (FIFO) method of inventory valuation had been used, inventories would have been higher by $20,500,000 and $20,282,000 at June 30, 2002, and 2001, respectively.

NOTE  4  -  SECURITIES  AVAILABLE-FOR-SALE
     Securities  available-for-sale  at June 30, 2002, and 2001, are as follows:

                                                                         GROSS        GROSS     ESTIMATED
                                                                       UNREALIZED   UNREALIZED    FAIR
(in thousands)                                              COST         GAINS        LOSSES      VALUE
--------------------------------------------------------------------------------------------------------
Residual interests in installment contract receivables   $    85,012  $    13,850  $   (5,189)  $ 93,673
Retained securities held-for-sale                             20,691          147        (702)    20,136
Other securities held-for-sale                                 1,291        4,302           -      5,593
--------------------------------------------------------------------------------------------------------
  Total June 30, 2002                                    $   106,994  $    18,299  $   (5,891)  $119,402
--------------------------------------------------------------------------------------------------------
Residual interests in installment contract receivables   $    83,412  $    14,869  $   (2,820)  $ 95,461
Retained securities held-for-sale                             27,510            -      (2,293)    25,217
Other securities held-for-sale                                 1,291        4,448           -      5,739
--------------------------------------------------------------------------------------------------------
  Total June 30, 2001                                    $   112,213  $    19,317  $   (5,113)  $126,417
--------------------------------------------------------------------------------------------------------

     The unrealized gains and losses, net of tax, are recorded as an element of accumulated other comprehensive income. The residual interests of installment contract receivables do not include over collateralization of $35,675,000 and $29,533,000 for the years ended June 30, 2002, and June 30, 2001, respectively.

NOTE  5  -  PROPERTY,  PLANT  AND  EQUIPMENT
     Property,  plant  and equipment at June 30, 2002, and 2001, are as follows:


(in thousands)                         2002        2001
----------------------------------------------------------
Land and improvements               $ 226,953   $ 215,910
Buildings                             152,353     150,000
Furniture and all other equipment      53,008      50,422
----------------------------------------------------------
                                      432,314     416,332
Less: accumulated depreciation
   and amortization                  (121,550)   (106,894)
----------------------------------------------------------
                                    $ 310,764   $ 309,438
----------------------------------------------------------

----------------------------------------------

     The Company entered into capital lease arrangements in fiscal 2002 for computer related equipment valued at $568,000. The contractual obligation as of June 30, 2002, was $532,000 with $291,000 due in fiscal 2003 and $241,000 due in fiscal  2004.

NOTE  6  -  DEBT  OBLIGATIONS
     Debt  obligations  at  June  30, 2002, and 2001, are summarized as follows:


(in thousands)                                   2002      2001
-----------------------------------------------------------------
Senior notes, 6.25%, due December 2003          $75,000  $ 75,000
Debt collateralized by installment contract
  receivables, average effective rate 10.12% at
  June 30, 2002, due through 2004                 2,176     5,229
Tax-exempt bonds, effective rate of 1.35% at
  June 30, 2002, due through 2030                15,230    15,230
Lines of credit                                       -    45,800
Other notes payable                                 506       603
-----------------------------------------------------------------
                                                $92,912  $141,862
-----------------------------------------------------------------

     Annual maturities of debt as of June 30, 2002, are: 2003 - $2,097,000; 2004
-  $75,325,000;  2005  -  $134,000;  2006  -  $35,000;  $15,321,000  after 2007.
     In December 1998, the Company issued $75 million of 6.25% Senior Notes due December 2003 (the "6.25% Notes"), with interest payable each June and December. The 6.25% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 30, 2003. The 6.25% Notes are not subject to any sinking fund requirements, are guaranteed by all significant subsidiaries of the Company, and are governed by various financial covenants which require maintenance of certain financial ratios.
     On December 21, 2001, the Company acquired manufactured housing installment contract receivables with an aggregate outstanding principal balance of $900 million. In conjunction with that transaction, the Company sold receivables through a committed one-year sales facility of $500 million, while retaining the servicing rights and residual cash flows. This facility was not utilized at June 30, 2002, and was subsequently amended to $300 million of which $150 million is committed. In addition, a committed one-year $150 million participation facility is also available to facilitate the future sale of manufactured housing contracts. This participation facility was not utilized at June 30, 2002. The sales facility's pricing is based on LIBOR rates; facility fees are payable quarterly on the committed portion of the facility. Utilization of any unfunded commitment is permitted as long as criteria, that include credit rating, financial covenants, and performance triggers, are met. This facility is not collateralized. The Company's tax-exempt manufacturing facilities' bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.
     In addition, the Company has committed and uncommitted lines of credit amounting to $236 million with several banks, which bear interest based on LIBOR rates. These lines were unused at June 30, 2002. These lines are subject to periodic review by each bank and may be canceled by the Company at any time.
     Under certain interest rate swap agreements, the Company agrees with other parties to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to an agreed upon notional principal amount. At June 30, 2002, the Company's interest rate swap agreements have an aggregate notional amount of $100 million. The interest rates on the notional amounts range from 5.42% to 5.62%.

NOTE  7  -  RESERVES  FOR  CREDIT  LOSSES  AND  CONTINGENT  LIABILITIES
     Analysis of the reserves for credit losses on installment contract receivables and contingent liabilities for the years ended June 30, 2002, 2001, and 2000, is as follows:


(in thousands)                                                                2002       2001       2000
--------------------------------------------------------------------------  ---------  ---------  ---------
Balance, beginning of year                                                  $ 30,536   $ 35,725   $ 44,275
  Additions to reserves                                                       25,100     42,500     20,800
  Charges, net of recoveries applicable to installment contract receivables
    Purchased                                                                (14,880)   (13,105)   (12,199)
    Other                                                                    (21,884)   (37,974)   (20,044)
  Reserves transferred  to unamortized discounts                                   -     (1,000)    (6,000)
  Reserves associated with receivables purchased                               5,668      4,390      8,893
--------------------------------------------------------------------------  ---------  ---------  ---------
Balance, end of year                                                        $ 24,540   $ 30,536   $ 35,725
--------------------------------------------------------------------------  ---------  ---------  ---------

     The reserves for credit losses are netted against receivables and the reserve for contingent liabilities is included in other liabilities on the consolidated balance sheets. The Company is contingently liable as guarantor on installment contract receivables sold with recourse. At June 30, 2002, and 2001, the outstanding principal balances of these receivables totaled approximately $68 million and $84 million, respectively. There were no receivables sold with recourse in 2002, 2001 and 2000.

NOTE  8  -  SHAREHOLDERS'  EQUITY
Stock  Option  Plan
     In 1983, 1985, 1991, and 1997, the Company established Stock Option Plans for a total of 17,021,036 shares of common stock, which provide for granting "incentive stock options" or "non-qualified options" and stock appreciation rights to officers and key employees of the Company. In addition, non-management members of the Board of Directors have, with shareholder approval of prices and provisions for exercise, been granted options to purchase shares of common stock. The option prices were established at not less than the fair market value as of the date of grant. Options are exercisable after one or more years and expire no later than 10 years from the date of grant. Activity and price information regarding the plans are as follows:

----------------------------------------------

                                               Weighted              Weighted
                                                 Avg       Stock        Avg
                               Stock Option    Exercise   Options    Exercise
                  Shares        Price Range      Price   Exercisable   Price
--------------------------------------------------------------------------------
Balance
June 30, 1999     4,861,151   $1.41 -  $15.75    $10.15  1,449,866    $ 8.13
  Granted           762,325   $9.38 -  $11.88    $ 9.91
  Exercised        (208,725)  $1.41 -  $ 8.27    $ 2.65
  Canceled         (309,295)  $3.64 -  $15.75    $11.11
--------------------------------------------------------------------------------
Balance
June 30, 2000     5,105,456   $2.16 -  $15.75    $10.36  1,655,984    $ 9.18
  Granted           875,825   $8.38 -  $ 9.31    $ 9.10
  Exercised        (278,401)  $2.16 -  $13.70    $ 5.88
  Canceled         (242,418)  $7.22 -  $15.75    $10.24
--------------------------------------------------------------------------------
Balance
June 30, 2001     5,460,462   $3.83 -  $15.75    $10.40  1,901,452    $ 9.84
  GRANTED         1,121,390   $8.19 -  $15.75    $13.82
  EXERCISED        (582,957)  $3.83 -  $13.70    $ 8.40
  CANCELED         (268,941)  $7.22 -  $15.75    $11.29
--------------------------------------------------------------------------------
BALANCE
JUNE 30, 2002     5,729,954   $7.22 -  $15.75    $11.23  1,835,540    $10.29
--------------------------------------------------------------------------------

     Options available for future grant at June 30, 2002, and 2001, were 3,317,696 and 4,299,675, respectively. 931 persons held options at June 30, 2002.
     The following table summarizes information about the plans' stock options at June 30, 2002, including weighted average remaining life (Life) and weighted average exercise price (Price):


                        Options Outstanding           Options Exercisable
                        -------------------           -------------------
Range              Number       Life      Price          Number      Price
----------------------------------------------------------------------------
$ 7.22 - $10.32    2,421,085   4.9 years    $ 8.72       1,060,311    $ 8.49
$11.50 - $15.75    3,308,869   6.8 years    $13.06         775,229    $12.75
----------------------------------------------------------------------------

     In accordance with the guidance provided by SFAS 123, Accounting for Stock-Based Compensation (SFAS 123), the Company has elected to continue following the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Under the intrinsic value based method, compensation cost is computed as the excess, if any, of the quoted market price of the stock at grant date over the amount the grantee must pay to acquire the stock. Because all options' plans grant at market price, there is no intrinsic value in the stock options on the grant date, therefore no compensation cost is recognized. SFAS 123 describes the fair value method of measuring and recording compensation cost as an alternative to the intrinsic value based method. Under the fair value method, compensation cost is measured at the grant date based on the computed fair value of the grant and is recognized over the vesting period of the options. SFAS 123 also requires that companies using the intrinsic value based method must present pro forma disclosure of net income and earnings per share as if the fair value method had been applied. The pro forma results do not purport to indicate the effects on reported net income for recognizing compensation expense that is expected to occur in future years. If the options had been expensed in the current year, the pro forma results would have been:

                                                                June 30,
(in thousands except per share data)                   2002       2001      2000
----------------------------------------------------------------------------------
Net income - as reported                             $ 124,146  $106,651  $144,025
Net income - pro forma                                 120,640   104,352   141,634
Net income per diluted common share - as reported        $0.89     $0.77     $1.03
Net income per diluted common share - pro forma           0.87      0.75      1.01
----------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants issued from 2000 to 2002: dividend yields ranging from 0.39% to 0.76% with a weighted average yield of 0.62%; expected volatility of 0.348; risk-free interest rates ranging from 3.96% to 6.54% with a weighted average rate of 5.16%; and expected lives ranging from 6.47 to 10.00 years with a weighted average life of 9.78 years. The weighted average grant date fair value of options granted in fiscal years 2002, 2001 and 2000 was $7.15, $4.53, and $4.66 per share, respectively.

NOTE  9  -  INCOME  TAXES
     The components of deferred tax assets and liabilities at June 30, 2002, and 2001, are as follows:


(in thousands)                                                 2002       2001
--------------------------------------------------------------------------------
Reserves for credit losses and contingencies and discounts   $  6,981   $  8,388
Insurance reserves                                             12,086     10,850
Unearned insurance premiums                                    10,038      9,604
Residual interest in installment contract receivables          12,005     12,729
--------------------------------------------------------------------------------
  Total deferred tax assets                                    41,110     41,571
--------------------------------------------------------------------------------
Deferred costs                                                 (7,088)    (6,549)
Other comprehensive income                                     (4,591)    (5,256)
Other                                                          (9,638)    (7,056)
--------------------------------------------------------------------------------
  Total deferred tax liabilities                              (21,317)   (18,861)
--------------------------------------------------------------------------------
  Net deferred tax asset                                     $ 19,793   $ 22,710
--------------------------------------------------------------------------------

     The provisions for income taxes for each of the years ending June 30, 2002, 2001, and 2000 are composed of the following:


(in thousands)                     2002      2001      2000
------------------------------------------------------------
Current tax provisions
  Federal                         $65,232  $64,010   $82,654
  State                             4,086    2,772     5,807
------------------------------------------------------------
Total current                      69,318   66,782    88,461
Deferred tax provision (benefit)    3,582   (4,082)   (3,861)
------------------------------------------------------------
                                  $72,900  $62,700   $84,600
------------------------------------------------------------

     At June 30, 2002, 2001, and 2000, a deferred tax provision (benefit) of ($665,000), $5,656,000, and $82,000, respectively, was allocated directly to shareholders' equity for the unrealized gain (loss) on residual interests and securities available-for-sale. The provision for income tax reflected in the financial statements differs from income taxes

----------------------------------------------

calculated at the statutory federal income tax rate of 35% in 2002, 2001 and 2000, as follows:


(in thousands)                                2002     2001     2000
----------------------------------------------------------------------
Income taxes at the statutory rate           $68,966  $59,273  $80,019
State income taxes, net of federal benefit     2,656    1,802    3,775
Other, net                                     1,278    1,625      806
----------------------------------------------------------------------
                                             $72,900  $62,700  $84,600
----------------------------------------------------------------------

NOTE  10  -  EMPLOYEE  BENEFIT  PLANS
     The Company has a 401(k) defined contribution plan covering all employees who meet participation requirements. The amount of the Company's contribution is discretionary as determined by the Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Company contributions accrued and paid were $4,708,000, $2,938,000, and $3,169,000 for the years ended June 30, 2002, 2001 and 2000, respectively.

NOTE  11  -  COMMITMENTS  AND  CONTINGENCIES
     Certain operating properties are rented under non-cancelable operating leases which expire at various dates through 2010. Total rental expense under operating leases was $5,080,000 in 2002, $5,280,000 in 2001, and $5,340,000 in
2000.   Minimum  rental  commitments  under  non-cancelable  operating  leases primarily  for  retail  centers,  in  effect  at  June  30,  2002,  were:

2003       $3,620,000      2006          $1,199,000
2004       $2,648,000      2007          $  688,000
2005       $1,826,000      Thereafter    $  781,000

     The following table summarizes the Company's other contingencies as of June 30, 2002:


(in thousands)
Other Contingencies                       Amount of contingency expiration per period
-------------------------------------------------------------------------------------------------------
                              Total       FY03        FY04    FY05       FY06       FY07     Thereafter
-------------------------------------------------------------------------------------------------------
Letters of credit           $127,203    $127,203    $    -    $    -    $     -    $     -    $     -
Guarantees                  $416,661    $    610    $2,154    $3,016    $26,539    $30,751    $353,591
Repurchase agreements       $ 59,600    $ 59,600    $    -    $    -    $     -    $     -    $     -
-------------------------------------------------------------------------------------------------------

     At June 30, 2002, the Company has letters of credit, primarily related to insurance reserves and performance guarantees related to asset-backed securitizations outstanding for which the Company provides a limited guarantee. The Company believes a significant loss from any such guarantee is remote. See
Note 7 for discussion of guarantees on installment contract receivables. Institutions financing independent retailer purchases require the Company to execute repurchase agreements. As a result of these agreements, the Company is contingently liable for repurchasing homes in the event of a default by the dealer to the lending institution. These agreements are customary in the manufactured housing industry, and the Company's losses in the past have not been significant.

NOTE  12  -  BUSINESS  SEGMENT  INFORMATION
     The Company has identified four major business segments: Retail, Manufacturing, Financial Services, and Communities. The Retail group purchases homes from the Company's manufacturing operations and third party manufacturers to sell to retail customers. The Manufacturing group builds homes for Company-owned and independent retailers. Financial Services provides retail financing of manufactured homes, reinsures risk on family protection, physical damage, and homebuyer protection plan insurance policies, and offers certain specialty finance products. Communities owns and operates manufactured housing communities. Income from operations consists of total revenues less cost of sales and operating expenses. Identifiable assets are used in the operation of each business segment.
     The sales of units shipped to the Retail sales centers from the Manufacturing facilities are eliminated in the intersegment sales line of the Revenues section. The Eliminations/other line as represented below includes other intercompany eliminations required in accordance with generally accepted accounting principles. Information concerning operations by business segment follows:


(in thousands)                     2002         2001         2000
-----------------------------------------------------------------------
Revenues
  Retail                          $  685,951   $  651,133   $  733,916
  Manufacturing                      536,006      496,154      624,586
  Financial Services                 206,061      184,253      188,365
  Communities                         92,170       89,699       92,492
  Intersegment sales                (321,340)    (270,283)    (346,014)
-----------------------------------------------------------------------
                                  $1,198,848   $1,150,956   $1,293,345
-----------------------------------------------------------------------
Operating income
  Retail                          $   32,177   $   28,712   $   53,623
  Manufacturing                       46,761       36,637       62,729
  Financial Services                 124,909       95,469      108,792
  Communities                         13,938       14,022       16,130
  Eliminations/other                 (16,418)      (3,985)     (14,257)
-----------------------------------------------------------------------
                                     201,367      170,855      227,017
Interest
  Interest expense                    (8,975)      (5,561)      (5,749)
  Interest revenue/other income        4,654        4,057        7,357
-----------------------------------------------------------------------
Income before taxes               $  197,046   $  169,351   $  228,625
-----------------------------------------------------------------------
Identifiable assets
  Retail                          $  271,421   $  255,793   $  287,705
  Manufacturing                       79,102       82,616      100,112
  Financial Services               1,210,460    1,080,416      902,913
  Communities                        191,147      191,802      185,784
  Eliminations/other                  76,273       43,543       29,864
-----------------------------------------------------------------------
                                  $1,828,403   $1,654,170   $1,506,378
-----------------------------------------------------------------------
Depreciation and amortization
  Retail                          $    4,753   $    6,161   $    5,639
  Manufacturing                        5,781        5,767        6,516
  Financial Services                     283          512          472
  Communities                          7,071        7,030        6,724
  Eliminations/other                   1,273        1,130        1,071
-----------------------------------------------------------------------
                                  $   19,161   $   20,600   $   20,422
-----------------------------------------------------------------------
Capital expenditures
  Retail                          $    5,797   $    5,211   $   11,535
  Manufacturing                        5,834        4,346        9,558
  Financial Services                      87           88          454
  Communities                          7,033       13,920       12,059
  Eliminations/other                   1,736          994          792
-----------------------------------------------------------------------
                                  $   20,487   $   24,559   $   34,398
-----------------------------------------------------------------------

----------------------------------------------

NOTE  13  -  OTHER  ASSETS  AND  LIABILITIES
     At  June  30,  2002,  and  2001, other assets and liabilities consisted of:


(in thousands)                                  2002      2001
----------------------------------------------------------------
Other assets
  Interest and other receivables              $ 48,233  $ 63,442
  Deferred insurance policy acquisition costs   20,529    19,716
  Prepaid expenses and other                    24,910    21,361
----------------------------------------------------------------
                                              $ 93,672  $104,519
----------------------------------------------------------------
Other liabilities
  Investors payable                           $131,720  $101,379
  Reserve for contingent liabilities             5,664     9,970
  Escrow deposits                               15,747    11,494
  Unearned insurance premiums                  100,712    96,555
  Residual liability                            52,161         -
  Other                                         28,222    27,375
----------------------------------------------------------------
                                              $334,226  $246,773
----------------------------------------------------------------

NOTE  14  -  FAIR  VALUE  DISCLOSURE  OF  FINANCIAL  INSTRUMENTS
     SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Company disclose the estimated fair values of its financial instruments. The following methodologies and assumptions were used by the Company to estimate its fair value disclosures for financial instruments.
     Fair value estimates are made at a specific point in time, based on relevant market data and information about the financial instrument. The estimates do not reflect any premium or discount that could result from offering for sale in a single transaction the Company's entire holdings of a particular financial instrument. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values. Comparability to financial instruments between similar companies may not be reasonable because of varying assumptions concerning the estimates of fair value.

Cash  and  Cash  Equivalents
     The carrying values for cash and cash equivalents, including those restricted by agreement, approximate the fair value of the assets.

Contracts  Held  For  Sale  and  as  Collateral
     Contracts held for sale are generally recent originations or purchased portfolios which will be sold with limited or no recourse during the following year. The Company does not charge fees to originate loans, and, as such, its contracts have origination rates in excess of rates on the securities into which they will be pooled. The Company estimates the fair value of the contracts held for sale using expected future cash flows of the portfolio discounted at the current origination rate.
     The carrying values of contracts pledged as collateral to long-term lenders are estimated using discounted cash flow analyses and interest rates being offered for similar contracts. The carrying amount of contracts with a variable rate of interest is estimated to be fair value. The carrying value of accrued interest adjusted for credit risk equals its fair value.

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

                                                                        JUNE 30, 2002             June 30, 2001
                                                                  CARRYING       ESTIMATED     Carrying    Estimated
(in thousands)                                                     AMOUNT        FAIR VALUE     Amount    Fair Value
----------------------------------------------------------------------------------------------------------------------
Financial assets
  Cash and cash equivalents, including restricted cash           $200,028         $200,028     $158,823     $158,823
  Contracts held for sale and as collateral, including accrued
    interest receivable                                           718,265          716,400      634,451      632,569
  Residual interests in installment contract receivables          129,348          129,348      124,994      124,994
  Securities available-for-sale                                    25,729           25,729       30,956       30,956
Financial liabilities
  Senior notes, 6.25%                                              75,000           74,705       75,000       73,642
  Debt collateralized by installment contract receivables           2,176            2,462        5,229        5,645
  Tax exempt bonds                                                 15,230           15,230       15,230       15,230
  Residual liability                                               52,161           52,161            -            -
----------------------------------------------------------------------------------------------------------------------


NOTE  15  -  EARNINGS  PER  SHARE
     The following reconciliation details the numerators and denominators used to calculate basic and diluted earnings per share for the respective periods:


(in thousands except per share data)       2002        2001        2000
--------------------------------------------------------------------------
Net income                               $124,146    $106,651    $144,025
Average shares outstanding
  Basic                                   137,726     137,702     139,474
  Add: common stock equivalents (1)         1,146         638         341
  Diluted                                 138,872     138,340     139,815
Earnings per share - Basic                  $0.90       $0.77       $1.03
                   - Diluted                $0.89       $0.77       $1.03
--------------------------------------------------------------------------

(1) Common stock equivalents are principally stock options. Stock options to purchase 69,000, 2,414,826 and 3,500,784 shares of common stock for the years ended June 30, 2002, 2001, and 2000, respectively, were not included in the computation of diluted earnings per share because their inclusion would have been antidilutive.

----------------------------------------------

NOTE  16  -  RELATED  PARTY  TRANSACTIONS
     The Company maintains an agreement to purchase certain installment contract receivables originated or acquired by a finance company (the affiliate) in which the Company maintains a 50% ownership interest. Such receivables are subsequently securitized along with receivables originated and acquired by the Company. The Company is servicer for such receivables and maintains a servicing agreement with the affiliate to sub-service those receivables it sold to the Company. The amount paid to the affiliate in fiscal 2002 to sub-service those receivables was $25,400,000. The Company acquired approximately $190,000,000, $110,000,000, and $92,000,000 in installment contract receivables and received interest and other related fees totaling approximately $2,232,000, $1,880,000, and $1,618,000 during fiscal 2002, 2001 and 2000, respectively.
     On December 21, 2001, the Company acquired approximately $900 million of installment contract receivables. The affiliate was contracted to service approximately $450 million of these installment contract receivables. At June 30, 2002 and 2001, the affiliate was servicing installment contract receivables totaling approximately $864,273,000 and $444,495,000, respectively.